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Hermès International

2006 Annual Report

Volume 1
Introduction to the Group
Review of Operations

Hermès International
Partnership limited by shares with share capital of 54,506,155.14 euros – Commercial and Company Register of Paris no. 572076396 RCS
Registered office: 24, rue du Faubourg-Saint-Honoré - 75008 Paris - Tel.: + 33 (0)1 40 17 49 20 - Fax: + 33 (0)1 40 17 49 21
Legal filing, 2nd quarter of 2007 - ISBN 978-2-35102-030-2



2006: Paris in the Air








PARIS



Contents



Hermès International's annual report consists of two volumes:

- Volume 1: "Introduction to the Group; Review of Operations"
- Volume 2: "Management Report; Consolidated and Parent Company Financial Statements; Additional Legal Information"

A Message from the Chief Executive Officer

With its rich culture as both craftsman and creator, Hermès is a singular house. It looks beyond the fashions and trends of the moment in its dedication to designing, producing and selling objects of superior quality that draw on its consummate skills. And in so doing it shares with its clients a dream that often goes beyond the simple pleasure of possession.

A year of transition, 2006 saw our House go about consolidating its organisation around its Sectors.

Impelled by the new artistic directors put in place at the end of 2005, a fresh élan invigorated our crafts tradition and heightened the magic of the Hermès object.

Bags and luggage, tableware, perfumes and silk all showed healthy results. The United States, China and Europe registered strong growth, whereas Japan moved ahead at a gentler pace.

While continuing to communicate in its own unique way, Hermès devoted more resources to its image. The enduring bond forged between Hermès and its clients was thus strengthened, thanks also to the opening of our new Maison Hermès in Dosan Park, Seoul, and of nine other new stores, including those in Venice, Amsterdam, Bangkok and Hangzhou.

Sound financial stability was maintained, in spite of the slightly adverse effects of currency parities.

"Shall we dance" is the invitation extended to Hermès, its personnel and its clients in 2007. Harmony, emotion and grace, but also movement, effort and power will be the qualities inspiring us to surpass ourselves in our quest for perfection, elegance and enchantment.

Patrick Thomas
Chief Executive Officer



Patrick Thomas





Introduction to the Group



Group Management



Executive Committee

The role of the Executive Chairmen is to manage the Company and act in its general interest, within the scope of the corporate purpose and subject to those powers expressly granted by law to the Supervisory Board and to General Meetings of shareholders.

Hermès International is managed by the Executive Chairmen with the support of an Executive Committee formed by a team of five Managing Directors, each of whom has well-defined areas of responsibility. The Executive Committee oversees the Group's strategic management.

Executive Management

Jean-Louis Dumas
Executive Chairman[1]

Patrick Thomas
Executive Chairman

Émile Hermès SARL
Executive Chairman[2]

Executive Committee

Jean-Louis Dumas
Executive Chairman[1]

Patrick Thomas
Executive Chairman

Christian Blanckaert
Managing Director
International Affairs

Mireille Maury
Managing Director
Finance & Administration

Pierre-Alexis Dumas
Artistic Director

Patrick Albaladejo
Deputy Managing Director
Strategic Development and
Corporate Image[3]

Guillaume de Seynes
Deputy Managing Director

1. Until 31 March 2006
2. Since 1 April 2006
3. Since 15 May 2006

The Artistic Directors of Hermès International oversee the design activities of the Métiers (divisions) and ensure their overall consistency. They work closely with each Métier to stimulate creativity and innovation.



Pascale Mussard and Pierre-Alexis Dumas
Artistic Directors

Artistic Department

Pierre-Alexis Dumas
Artistic Director

Pascale Mussard
Artistic Co-Director

Supervisory Board and Active Partners



Jérôme Guerrand
Chairman of the Supervisory Board

The Supervisory Board exercises ongoing control over company management. For this purpose, it has the same powers as the Statutory Auditors. Each year, the Supervisory Board determines the proposed earnings appropriation to be submitted to the General Meeting. The Active Partners must consult the Supervisory Board before taking any decisions pertaining to strategic options, to consolidated operating and investment budgets, or to recommendations to the General Meeting with respect to the distribution of share premiums, reserves and retained earnings. The Supervisory Board also submits to the Active Partners its considered recommendations on the appointment of the Executive Chairmen and on the possible revocation of their powers.

The Audit Committee ascertains that the consolidated financial statements fairly and accurately reflect the Group's financial position.

The Remuneration Committee's role is to ensure that the remuneration of the Executive Chairmen complies with the provisions of the Articles of Association and the decisions made by the Active Partners.

Supervisory Board

Jérôme Guerrand
Chairman

Maurice de Kervénoaël
Vice-Chairman

Ernest-Antoine Seillière
Vice-Chairman

Frédéric Dumas
Julie Guerrand
Agnès Harth
Renaud Momméja
Robert Peugeot[2]
Jean-Claude Rouzaud[1]
Éric de Seynes

Audit Committee

Maurice de Kervénoaël
Chairman

Charles-Éric Bauer
Julie Guerrand
Éric de Seynes

Remuneration Committee

Ernest-Antoine Seillière
Chairman

Bertrand Puech

The Active Partners are jointly and severally liable for all the Company's debts, for an indefinite period of time. Each Active Partner has the authority to appoint the Executive Chairmen or to revoke their powers, after receiving the considered recommendation of the Supervisory Board. The Active Partners take all decisions pertaining to strategic options, to consolidated operating and investment budgets, and to recommendations to the General Meeting with respect to the distribution of share premiums, reserves and retained earnings, after receiving the recommendation of the Supervisory Board. They may submit recommendations to the Executive Management on any matter of general interest to the Group. They authorise all Company loans, sureties, endorsements and guarantees, any pledges of collateral and encumbrances on the Company's property, as well as the creation of any company or acquisition of an interest whenever the investment amounts to more than 10% of the Group's net worth.

Active Partners

Jean-Louis Dumas
Active partner[3]

Émile Hermès SARL, represented by its Management Board:
Active Partner

Jean-Louis Dumas
Executive Chairman
and Chairman of
the Management Board

Aline Hermès†
Vice-Chairman[4]

Bertrand Puech
Vice-Chairman

Patrick Guerrand
Vice-Chairman[5]

Marie-France Bauer
Olivier Dumas
Thierry Dumas
Hubert Guerrand
Agnès Harth
Isaline Momméja
Pierre de Seynes

1. Until 27 November 2006
2. Since 24 January 2007
3. Until 31 March 2006
4. Until 6 June 2006
5. Since 6 June 2006

A Tribute to Aline Hermès

Aline Hermès, Mr Émile Hermès' youngest daughter, left us on 8 December 2006.

Vice-Chairman of the Management Board until June 2006, then Honorary Vice-Chairman until her passing, she was the last fourth-generation member of the Hermès family, as well as a respected authority and a generous friend to many.



Throughout her lifetime, Aline Hermès surrounded our House and its staff with her vigilance and affection, especially during World War II.

She knew many of the people at Hermès and served as an inspiration to them.


HERMES

From time to time, an object springs from a client's imagination to live on as part of the Hermès collections. In 1927, Madame Gerber, boldest of the Callot sisters who ran a *couture* house on Avenue Montaigne, was in need of a belt to accessorise her designs. She asked Hermès to make her a long dog collar, with its golden studs and little bells, thus igniting the fashion craze for *Collier de chien* belts. The dog collar theme was later reinterpreted for bracelets and necklets, and in 1993, inspired the *Médor* watch.

Six Generations of Craftsmen

Today, Hermès employs 6,825 people worldwide and has 252 exclusive stores, 145 of which are directly operated. Although it has achieved international stature, Hermès has never lost its human touch and still nurtures a tradition of fine craftsmanship.

Thierry Hermès, a harness-maker, set up business in Paris in 1837. Since then, five generations of his descendants have worked to build up the Hermès Group. In 1880, the son of Thierry Hermès transferred the family concern to a now-famous address, 24, Faubourg Saint-Honoré, where he branched out into saddlery. Soon, he was supplying saddles and harnesses to aristocratic stables all over the world.

In 1918, with the advent of the automobile, the founder's grandson, Émile Hermès, foresaw the changes to come in transportation and envisioned a new kind of lifestyle. He launched a line of fine leather goods and luggage with "saddle stitching". The Hermès style was born and soon extended to clothing, jewellery, silver, diaries, silk scarves, and other items. Émile Hermès also began a private collection, which was to become a source of inspiration for his designers.

During the 1950s, Émile Hermès' sons-in-law, Robert Dumas and Jean-René Guerrand, took charge of the Company and further diversified its operations, while taking care to uphold the brand's integrity.

Beginning in 1978, and aided by other fifth- and sixth-generation members of the family, Jean-Louis Dumas brought renewed freshness to Hermès by expanding into new crafts and establishing a global network of Hermès stores.

Twenty eight years later, he handed the reins to Patrick Thomas, Co-Executive Chairman of Hermès since September 2004 (and Managing Director of the Group from 1989 to 1997). The artistic directorship was passed to Pierre-Alexis Dumas and Pascale Mussard.

Today, Hermès is active in fourteen different sectors: Leather Goods, Scarves, Ties, Men's and Women's Ready-to-Wear, Perfumes, Watches, Diaries, Hats, Footwear, Gloves, Enamel, Art of Living, Tableware, and Jewellery. International in scope, Hermès has continued to grow while remaining a family firm with a uniquely creative spirit that blends precision manufacturing and traditional craftsmanship.



Be they in heavy silk, twill, leather or wool knits, Hermès ties embody more than *savoir-faire*. In 1949, a conversation between Robert Dumas and the head of the Hermès store in Cannes, who lent ties to clients frequenting the casino, sparked an idea: why not reproduce some of the scarf designs on ties? In 1954, the first model was trademarked. Made from pieces of silk printed on a printing frame, then assembled by hand with a single thread, the Hermès tie, in its endless hues, still sets the tone for men's fashion today.

For nearly 170 years, Hermès has been creating, inventing, and innovating. Some of our models have never gone out of style and are still popular today, decades after they were first designed. Reissued, reinterpreted and reinvented, these timeless creations have forged the identity of Hermès.

1837
Harnesses

1867
Saddles

Circa 1900
Haut à courroies bag

1903
Rocabar blanket

1922
Belts

1923
Dual-handled handbag

1924
Fabric gloves with zipper

1925
First men's garment
Mallette à coins rapportés

1927
Wristwatches
Collier de chien belt
Filet de selle bracelet

1928
Ermeto watch

1929
Development of women's and men's fashions

1930
Diaries
Sac à dépêches briefcase

1937
Silk carves

1938
Chaîne d'ancre bracelet
First garment with 'silk scarf' pattern

1949
Printed silk ties

1951
Eau d'Hermès fragrance for men

1954
Ashtrays
Bath mats

1961
Calèche perfume

1968
Twillaine knitwear
and silk scarf garment

1969
Constance handbag


H
EAU
D'HERMES

In 1951, Edmond Roudnitska described the olfactory memory that inspired him to create *Eau d'Hermès* as 'the inside of a Hermès bag, with a lingering trace of perfume'. The first fragrance by Hermès, which had been designing fragrances since the late 1940s, combined hespiridium, spiced and floral notes. Created in tandem with Émile Hermès, *Eau d'Hermès* is still as modern as ever. Its secret? It is prepared in seven stages, resulting in a unique and surprising olfactive development, starting with the joy of citrus, continuing with the warmth of spices, then wrapping itself in an amber, floral sweetness, before settling into a discreet sensuality.

1970
Équipage fragrance for men

1972
Hermès shoes for women

1974
Amazone perfume

1976
First complete men's ready-to-wear collection
Enamel bracelets

1979
Eau de Cologne Hermès, renamed *Eau d'Orange Verte* in 1997.

1980
Pleated scarves

1982
John Lobb ready-to-wear shoes

1983
Clipper watch

1984
Pivoines service in porcelain
Parfum d'Hermès perfume

1985
Silk gavroche scarf

1986
Bel Ami fragrance for men
Toucans service in porcelain
Pippa furniture line

1993
Oxer saddle
Cristal Saint-Louis, *Bubbles* crystal tableware

1994
The soft bag range
Touareg jewellery

1995
24, Faubourg perfume
Fourre-tout bag
Sadhou diamond ring

1996
Fanfare crystal glasses
Charnière steel flatware
Harnais watch
Puiforcat, *Nantes* flatware

1997
Hermès shoes for men



Created in 1986, *Toucans* is the second porcelain service by Hermès. Recalling the motif of the *Tropiques* scarf, lush greenery provides the backdrop for some forty, often imaginary, birds in a masterful fusion of twelve colours. Several mini-collections have been added to the service, including *Toucans* in marbled colours *Toucans* earthenware, *Toucans* prints and a small Asian collection.

Applying to silver and leather goods the harness-maker's expertise in metals and leatherwork, Hermès created one of its first pieces of jewellery in 1927, the *Filet de selle* bracelet. A miniature silver bit with a buckled leather strap, the bracelet is remarkable for the quality of its workmanship, its simplicity and its bold design. It embraced the spirit of the era, when the lifestyle of sportsman and traveller was the epitome of elegance. The bracelet is available today in both short and long versions and comes in gold or silver.



In 1930, Hermès created its original diary, available in small and large formats. While these classics are still popular today, new models have been added over the years, including the *Semainier*, the *Synoptique*, the *Vision*, the *Adaptable* and the *Globe-Trotter*. They come with seven different covers, some in a zippered version, in a wide array of leathers and colours. Each year, a new illustration embellishes the cover of the gilt-edged refills, which are printed on exclusive paper that is extraordinarily fine yet perfectly opaque.



1998

Herbag bag
Creation of new fabrics: *Amazonia* and *Crinolin*
Twice-round watch strap
Rocabar eau de toilette for men
Quick trainers
Puiforcat, *Wave* flatware

1999

Creation of a new fabric: *Vibrato*
Belt, Espace, Sésame, and *Kepler* watches
Hiris perfume

2000

Rouge Hermès perfume
Corlandus dressage saddle
Comète flatware
Nil and *Les matins de l'étang* porcelain
Tandem watch

2001

Creation of *Détail* silk scarves
Onde flatware
Nomade, Nomade boussole and *Cape Cod deux zones* watches
Rythme porcelain and crystal collection
Essentielle jumping saddle

2002

Égypte sandals in lacquer and leather
Picotin handbag
Plein Cuir desk line

2003

Un Jardin en Méditerranée perfume
Twilly in silk twill
Dressage men's automatic watch in gold
Étrivière briefcase

2004

Eau des Merveilles perfume
Barénia watch
Brasilia jumping saddle
Cheval surprise silk twill scarf
Skipper bracelet in silver with silk cord
Hermessence perfume collection

2005

Herlight suitcase
Heeboo bag
Kelly 2 watch
Un Jardin sur le Nil perfume
Balcons du Guadalquivir porcelain

2006

Mirage belt
Cape Cod 8 jours watch
Terre d'Hermès men's fragrance
New *Paris-Bombay* golf bag
Cheval d'Orient service



In 1986, Hermès introduced *Pippa*, a line of folding furniture designed by Rena Dumas and Peter Coles of the RDAI design firm. Inspired by the idea of elegance in motion, the designers created a stool, a meridienne and a writing stand in pear wood and natural cowhide – materials chosen for their great strength and their beauty, which is enhanced over time. *Pippa II*, launched in 1993, has expanded over the years to accommodate a steady stream of new Pippa designs.

Simplified Organisation Chart

Hermès Sectors (production and distribution)

Saddlery-Leather Goods and Other Hermès Products

- Hermès Sellier
- Avril-Morio et Patte
- Maroquinerie de Sayat
- Ganterie de Saint-Junien
- Gordon-Choisy
- La Manufacture de Seloncourt
- La Maroquinerie Nontronnaise
- Manufacture de Haute Maroquinerie
- Maroquinerie de Belley
- Maroquinerie des Ardennes
- Nehel

Textiles

- Holding Textile Hermès (Bucol)
  - Ateliers A.S. (Enoly)
  - Créations, Éditions d'Étoffes d'Ameublement (Verel de Belval – Le Crin – Créations Métaphores)
  - Établissements Marcel Gandit
  - SIEGL
  - Société Nontronnaise de Confection
  - Sport-Soie

Watches

- La Montre Hermès

Hermès distribution

Europe

- Hermès Benelux – Scandinavie
- Hermès GB
- Hermès GmbH
- Hermès Grèce
- Hermès Iberica
- Hermès International Portugal
- Hermès Italie
- Hermès Monte-Carlo
- Hermès Prague
- Hermès Suisse

Perfumes

Comptoir Nouveau de la Parfumerie

Tableware

Castille Investissements

- Compagnie des Arts de la Table (La Table Hermès – Puiforcat)
- Compagnie des Cristalleries de Saint-Louis

Footwear

John Lobb

JL & Co

Americas

Hermès Argentina

Hermès Canada

Hermès de Paris (Mexico City)

Hermès of Paris (United States)

Saint-Honoré Chile

Asia-Pacific

Herlee

- Saint-Honoré Shanghai Commercial & Trading

Hermès Australia

Hermès Japon

Hermès Greater China

Hermès South East Asia

- Boissy Retail
- Hermès Korea
- Hermès Retail (Malaysia)
- Hermès Singapore (Retail)
- Saint-Honoré (Bangkok)

Main equity investments

Perrin & Fils 39.5%	Jean Paul Gaultier 35%

Stock Market Data

Key Stock Market Data

	2006 [2]	2005 [2]	2004 [1,2]
Number of shares as at 31 December	106,874,814	109,001,562	110931516
Average number of shares (excluding treasury stock)	107,031,756	108,967,464	109,992,297
Market capitalisation at 31 December	€10.13 bn	€7.81 bn	€5.43 bn
Market value added (MVA)	€6.05 bn	€4.66 bn	€4.42 bn
Earnings per share (excluding treasury stock)	€2.51	€2.27	€1.94
Dividend per share	€0.95	€0.83	€0.67
Monthly average daily volume	166,147	136,074	87,723
12-month high share price	€97.00	€71.63	€58.30
12-month low share price	€59.40	€47.03	€44.00
12-month average share price	€71.21	€56.60	€52.37
Share price as at 31 December	€94.75	€70.43	€48.93

[1] 2004 figures are restated under IFRS.
[2] After 3-for-1 stock split applied to comparative figures.

Average Daily Volume[3]



350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Hermès International Share Price[3] / CAC 40 Index

— Hermès International share price
— CAC 40 Index
Base 100 on 3 June 1993.


1,900
1,800
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
June 93
Dec. 93
Dec. 94
Dec. 95
Dec. 96
Dec. 97
Dec. 98
Dec. 99
Dec. 00
Dec. 01
Dec. 02
Dec. 03
Dec. 04
Dec. 05
Dec. 06

[3] Figures adjusted to reflect stock splits.

The monthly share price trend for Hermès International over the past five years is shown in Volume 2, on page 173.



Review of Operations



General Trend

In 2006, sales at Hermès moved up 6.1% and net income 8.7%.
Earnings per share advanced 10.7%.

All continents contributed to growth

Sales of the Hermès Group rose 6.1% in 2006 (7.8% at constant exchange rates) to €1,514.9 million, after accelerating in the fourth quarter.

Hermès continued to expand the distribution network, opening or renovating twenty-six branches.

In France, sales advanced 8% over the year, a momentum mirrored elsewhere in Europe (up 15%) and in the Americas (up 8%). In Japan, sales grew 5% in a rather sluggish environment.

Across Asia, retail sales held firm, especially in China, climbing by 5%.

All sectors delivered growth

Growth was driven by Perfumes, which surged 39%, and Tableware (up 22%). Sales of Silks and Textiles (up 7%) rebounded sharply in the fourth quarter.

Saddlery-Leather Goods sales increased 6%, helped by a 17% advance in leather bags, which offset the loss of sales from the discontinued canvas bag lines.

The Clothing and Accessories and Watch Sector posted gains of 1% and 8% respectively, and other Hermès sectors, 16%.

Earnings growth

Operating income came to €415.2 million (operating margin: 27.4%), up 8.3% on 2005 and up 11.3% at constant exchange rates. This includes a net gain of €14.1 million on the sale of the stake in Leica Camera AG.

Consolidated net income increased 8.7% to €268.4 million, up from €247.0 million in 2005. The net margin widened from 17.3% in 2005 to 17.7% in 2006.

Earnings per share advanced 10.7%.

Persistently high investments in 2006

The Group invested €134 million in 2006 to extend the distribution network and increase production capacity. It also expanded its areas of expertise by taking a stake in watch manufacturer Vaucher.

In addition, Hermès bought back €136 million worth of its shares. Cash flow increased 5.2% to €321.7 million.

Many jobs created

Hermès hired 675 new employees over the year in order to strengthen its production and sales staff, bringing the total head-count to 6,825 at year-end.

2007 outlook

Hermès will continue investing to expand its distribution network and increase its production capacity. In 2007 – the year dedicated to Dance – Hermès will pursue its strategy of uniting creativity, quality and the spirit of craftsmanship. ■

Key Consolidated Data

Consolidated Sales (in millions of euros)


741
767
927
1,159
1,227
1,242
1,230
1,331
1,427
1,515
1997
1998
1999
2000
2001
2002
2003
2004*
2005
2006

Consolidated Net Income (Group's share)
(in millions of euros)


81
89
119
175
202
216
217
214
247
268
1997
1998
1999
2000
2001
2002
2003
2004*
2005
2006

Main Consolidated Figures (in millions of euros)

	2006	2005	2004[1]	2003	2002
Consolidated sales	1,514.9	1,427.4	1,331.4	1,230.0	1,242.3
Recurring operating income	401.1	383.5	357.1	332.8	320.2
Operating income	415.2	383.5	357.1	332.8	320.2
Net income - Group's share	268.4	247.0	213.9	216.8	215.5
Operating cash flow	321.7	305.9[3]	291.7	258.7	273.2
Investments	134.3	118.5	118.8	94.2	101.6
Shareholders' equity after minorities (before appropriation)	1,409.0	1,380.2[2]	1,272.2[2]	1,159.0	1,041.5
Net cash position	538.2	584.7[3]	565.3[3]	454.2	374.8
Adjusted net cash position[4]	536.3	584.5	534.6	454.2	374.8
Economic value added	197.7	188.0	146.6	140.7	154.2
Return on capital employed (ROCE)	26%	27%	25%	23%	25%
Number of employees	6,825	6,150	5,871	5,594	5,361

[1] 2004 figures are restated under IFRS.
[2] 2005 reported figures are after applying the SoRIE amendment on recognition of actuarial gains and losses on liabilities to employees.
[3] Cash flow from operations reported in 2005 has been adjusted for the impact of revaluation of liabilities and receivables denominated in foreign currencies. Net cash reported in 2005 for 2005 and 2004 has been restated to exclude borrowings.
[4] Adjusted net cash includes non-liquid financial investments and borrowings.

Investments and Cash Flow (in millions of euros)



273
102
259
94
292
119
306[3]
119
322
134
2002
2003
2004[1]
2005
2006
Investments
Cash flow

When material becomes an object to be caressed with both the eyes and the fingertips.






Northampton
John Lobb shoes
N
Bogny
Leather goods
Paris
Leather goods
FG Saint-Antoine
John Lobb shoes
FG Saint-Honoré
et Pantin
Leather goods-Saddlery
Pantin
Orfèvrerie Puiforcat
Leather goods
Le Vaudreuil
Perfumes
Leather goods
Le Mans
Textiles
Montereau
Tanning
Saint-Louis-lès-Bitche
Cristallerie Saint-Louis
Seloncourt
Leather goods
Biel
Watches
Bussières
Textiles
Aix-les-Bains
Leather goods
Belley
Leather goods
Saint-Junien
Gloves
Sayat
Leather goods
Pierre-Bénite
Textiles
Leather goods
Bourgoin-Jallieu
Textiles
Le Grand-Lemps
Textiles
Nontron
Textiles
Porcelain
Leather goods

Hermès operates twenty-eight production units in Europe (on twenty-two sites), twenty-six of them in France, one in Switzerland and one in Great Britain.

Activity by Sector

In all of its sector, Hermès dedicates superior expertise to the product families that make up each line. Every year, the Group designs and produces more than 400 new products meeting the highest standards to enhance its collections, which encompass nearly 100,000 items. In 2006, all activities registered growth.

Saddlery and Leather Goods

Emblems of Hermès, Saddlery and Leather Goods account for 44% of sales and include handbags, luggage, small leather goods, diaries and riding gear. In 2006, sales rose 6% at constant exchange rates to €664 million.

The advent of the automobile marked a turning point in the history of Hermès, paving the way for the Group to turn its founding talents as a harness- and saddle-maker to a new sector: leather goods.

Hermès products are manufactured by more than one thousand four hundred saddlery and leather goods craftsmen at a dozen production facilities located in Paris, Pantin and throughout France. Perpetuating the time-honoured skills of the saddle-maker, our craftsmen fashion exceptional objects combining quality and elegance. This know-how, coupled with our exacting choice of leathers, create the magic of Hermès products, which come in a variety of sizes, colours and materials. To meet ever-growing demand for our products, we acquired the Manufacture de Haute Maroquinerie in Aix-les-Bains in 2006. We also continued to offer training programmes for both new arrivals and employees wishing to upgrade their skills, in keeping with our development strategy in this flagship Sector.

Bags and Luggage. A new structured handbag was introduced in 2006, christened *Paris-Bombay*. With pure, elongated lines recalling those of a doctor's bag, its distinguishing feature is the fold of leather along the side, which, when open, makes for an exceptionally roomy interior. Initially offered in two sizes, in ostrich leather, box calf and boarded leather, all lined with natural cowhide, this model was quickly released in a travel version, lined with fabric to make it lighter to carry.

Reviving an older model, the *Sac en V* is also roomy inside, this time because we have used a gusset design. The moulded piping



Other Hermès Sectors 5% [5%]
Perfumes 7% [5%]
Watches 7% [7%]
Clothing and Accessories 19% [21%]
Tableware 3% [3%]
Other products 4% [3%]
Silk and Textiles 11% [11%]
Leather Goods-Saddlery 44% [45%]

Breakdown of sales by Sector
The breakdown of sales by Sector changed slightly in 2006 [2005] (all reported figures are on a comparable basis).





around the underlines its rounded shape. This is echoed in its double handle, making it very comfortable to carry.

A nod to the 2006 theme 'Paris in the Air', the new *Petite Ceinture* and *Troca* lines reveal a genuine affinity for bags innovatively combining two different materials. A union of fabric and leather, these bags offer both good looks and casual appeal. The *Herlight* luggage line – the first-ever alliance of fine leather and an ultralight thermoformed foam frame – was broadened to include a super-sized model and a new version in boarded leather.

New models were also added to the *Victoria* line of soft-sided luggage. A new carry-all was released in three sizes, designed for both city use and travel. The deliberate discontinuation of the canvas bag lines was offset by robust growth in leather bags (up 17%).

Diaries. The 2006 diary refill opened with the Marc Riboud photograph of a painter poised like a dancer on a beam of the Eiffel Tower, a truly emblematic image of Paris. A newcomer in the range of materials used, soft, fine-grain Swift calfskin comes in six colours: gold, orange, black, crimson, denim and tan.



Top 'Paris in the Air', window, summer 2006, Faubourg Saint-Honoré store in Paris. **Bottom** *Sac en V 26* in Epsom calfskin.









Small model of the **Paris-Bombay** bag in box calf.







Small leather goods. New models were added to our collection of small leather goods – all those little things you can 'slip into your handbag', including an expandable wallet and a recto-verso porte-valeurs organiser in the *Béarn* line and chequebook covers in the *Dogon* line. The biggest hits of the year were the *Carmen* key ring and its clever little cousin the *Carmencita* page marker with its charming pompom and braided fringe.

Riding gear. Saddlery is Hermès' historic Sector. It makes many types of accessories and equipment for horses and riders, as well as apparel for both professional and amateur horsemen.

Our products are available in all Hermès stores and also sold at prestigious equestrian events. Last year, our jumping and dressage saddles were on display at the Hermès stand at the World Equestrian Games held in September 2006 in Aachen.

Top Diary covers and the Carmencita bookmark. **Bottom** The horse: Hermès' first customer.





Clothing and Accessories

This is Hermès' second-largest business, accounting for 19% of consolidated sales. The sector generated €294 million in sales in 2006, up 1% at constant exchange rates.

Women's ready-to-wear. Since the 2004 autumn-winter collection, our women's ready-to-wear lines have been designed by Jean Paul Gaultier. Each new season is an occasion to discover modern, ultra-feminine creations in materials and styles that embody the spirit of Hermès.

Demand for leather clothing is rising steadily: dipped lambskin capes and trenchcoats were highly popular, alongside exceptional pieces produced in the noblest of skins. With their relaxed flair, ponchos in fringed cashmere, mink and sable or Suri alpaca assumed their natural place in the Hermès 'luxury sportswear' tradition. Pure, delicate and easy to wear, the spring-summer collection displayed the touch of sophistication sought by our discerning clientele. Demand ran high for the asymmetric daytime dress – the mainstay of last year's advertising campaign – cut from a beautiful, tightly-woven cotton poplin created exclusively for Hermès.

Men's ready-to-wear. Since 1988, designer Véronique Nichanian has been dressing the Hermès man, winning Hermès strong recognition in the world of men's fashion. The spring-summer collection sported a 'casual town-and-country' feel, coming in a range of time-mellowed colours, including vegetable- and mineral-inspired pastels (flint, clay and slate).

With its lean, structured silhouette, the new 24 line of suits is the ideal counterpoint to the timeless Hermès cut and has been greeted enthusiastically by our clientele. The theme of our autumn-winter collection was city life. Highlights included the *H en fil* tuxedos lined with printed silk, one blouson with ribbing in two-tone lambskin and another in *Etrivière*. One collection was dedicated

Top Women's ready-to-wear collection, autumn-winter 2006. **Bottom** Men's ready-to-wear collection, autumn-winter 2006.





entirely to cashmere or wool flannel, while a few exceptional pieces were crafted in soft matte crocodile.

Accessories. Created in 2003, this department encompasses enamel and leather jewellery, shoes, belts, gloves and hats.

Jewellery accessories. Used alone or combined with lacquer, horn remains extremely popular with customers, with a complete range of necklaces, pendants, bracelets and earrings.

The *Justine* buckle was added to our best-selling leather jewellery line, *Hapi*, and a new leather ring was created in the *Collier de chien* family, a direct descendant of the celebrated bracelet.

Lastly, our printed enamel jewellery line was enhanced by the *Capitales* and *Ponts de Paris* designs and continues to be a big hit with our customers.

Hermès shoes. The women's collections were inspired by the 2006 theme 'Paris in the Air'. The upper of the *Mademoiselle* model, for instance, incorporates an Eiffel Tower motif. Boots were also in the spotlight, with designs in a myriad of styles ranging from flat riding boots to boots with ultra-high heels.

A new emblem for Hermès, the reworked clasp of the *Sac à dépêche* bag was the major innovation of the year. The timeless classic has been adapted for use in both women's and men's footwear.

Top left Leather bracelets collection, autumn-winter 2006. **Top right** *Marquise* sandals in goatskin suede with multicoloured '24 Faubourg' Twilly ankle ties, spring-summer 2006.







Mademoiselle sandals in nappa calfskin.









Mirage glove in glazed lambskin and Mirage belt in Epsom calfskin.







For men, classic moccasins featuring the *H Évelyne* motif for the first time were offered alongside *Net* and *Ninja*, new sporty models that have won customers over with their casual elegance.

Belts. Following in the footsteps of the perennial *H* belt, the new *Mirage* model features a removable oval buckle and a reversible leather strap. It was warmly embraced by our clients and has already become a classic. Topping the list of our new creations on the men's side was the *Nathan*, the first men's belt to be produced in a 40-millimetre width.

Belts in crocodile and belts adorned with buckles of solid gold or gold set with diamonds also fuelled sales.

Gloves. Elegant accessories, stitched and perforated gloves held strong appeal. The *Mirage* glove, with its perforations ingeniously silhouetting the *H Évelyne* motif, was one of the brightest stars among the year's designs. And, for the first time, exceptional pieces were crafted in crocodile.

Hats. Each collection showcased hats epitomising the milliner's true art, alongside ready-to-wear models. With its unparalleled expertise, Hermès offers a comprehensive array of hats that can be worn anytime, anywhere. They range from the classic Malibu panama to the extraordinary *Nord* chapka in *Etrivière* goatskin and sable.





Top *Justine* belt in porosus crocodile. **Bottom** *Malibu* panama.



Silk and Textiles

Silk products are Hermès' third largest sector and account for 11% of consolidated sales. In 2006, silk scarves and ties generated sales of €173 million, a rise of 7% at constant exchange rates.

Scarves. In 2006, the scarf collections celebrated the theme of 'Paris in the Air' by sporting designs that symbolise the French capital. Great Hermès classics, like *Brides de gala*, were also reinterpreted. The cashmere family enjoyed continued success, while chiffon registered further growth. New combinations of materials gave rise to elegant, sensual scarves, including the *Nomade* in cashmere and linen and the *Parisienne* in silk tulle and linen.

The year also saw the creation of exceptional pieces, such as the *carré fourrure*, a magical meeting between a silk scarf and its delicate sable edging.

Ties. For Hermès, a tie must above all be a pleasure to wear. From our classic to our boldest designs, our collections encompass models to fit all desires on every occasion.

Once again, our ties made their mark, with their creative motifs, shapes and materials. The year's offering included a twill striped tie with 40 colours and the *Liverpool* in heavy silk, a silk knit, and a pairing of cashmere and silk. We also updated our core collections, both classic and fancy, while creating a line of men's pocket-handkerchiefs in silk, cotton and cashmere.



Top *Liverpool* ties in silk knit. **Bottom** *Regarde Paris* scarf.



Les Toits de Paris scarf, autumn-winter 2006.











The Cape Cod huit jours watch, with a mechanical movement combining an eight day power reserve and jumping hours.

Watches

This business accounts for 7% of consolidated sales. It generated €110 million of sales in 2006, an advance of 8% at constant exchange rates.

Enduring Hermès classics like the *Clipper, Heure H* and *Cape Cod* retained a strong following while the range was enhanced by new versions. Equipped with the finest of movements, *Cape Cod 8 jours* and *Cape Cod 1928* melded the Hermès style and the Swiss tradition of watchmaking, while the *Kilim* in gold set with diamonds embodies Hermès' efforts to broaden its collection of precious timepieces. Customers were entranced by the *Boule* clock, with its rounded elegance and visible mechanism making it appear as if it were encased in a bubble of light.

At the end of the year, Hermès acquired a minority stake in Vaucher Manufacture Fleurier, thereby bolstering its presence in mechanical watches and securing ongoing access to technical excellence. La Montre Hermès intends to pursue its growth strategy while consistently ensuring the very highest of quality. The distribution network was also extended throughout the world.

A fine hour for La Montre Hermès and Vaucher

Hermès collects skills as one would precious objects – to preserve their beauty and accent their modernity. It acquired a stake in Vaucher Manufacture Fleurier in 2006 and will help this designer of fine watch movements to expand.



"By supporting their art, we give craftsmen an incentive to refine their techniques, to develop new ones and to keep raising their game", explains Guillaume de Seynes, Chairman of La Montre Hermès. Mission accomplished with the creation of *Cape Cod 8 jours*, a limited edition masterpiece in white gold, rose gold or platinum, which boasts a mechanism as bold as it is rare, combining an eight-day power reserve and jumping hours.

Terre d'Hermès, a journey between heaven and earth

For Hermès, an alchemist in the field, each olfactory creation is above all an encounter between exceptional talent and that most noble of components, emotion... In *Terre d'Hermès*, the new fragrance for men created by the House's exclusive perfumer Jean-Claude Ellena, the earth becomes a metaphor





for all the materials transformed by the magic of Hermès craftsmen: "I wanted emotion to pour through every 'fold' of the fragrance, to evoke the gaiety of the orange, the sulphurous, bitter bite of the grapefruit, the piquancy of pepper, the flinty air of an aldehyde, the plump, earthy scent of vetiver, the heady notes of patchouli, and the rich, human smell of Atlas cedar, while compounding the mystery by adding a touch of soothing balm."

Perfumes

Hermès perfumes grew 39% at constant exchange rates, generating €101 million of sales in 2006. They make up 7% of consolidated sales.

Hermès perfumes flourished in 2006. In addition to the three new fragrances created by in-house perfumer Jean-Claude Ellena, we paid tribute to the vintage lines by releasing limited editions.

For *Terre d'Hermès*, Jean-Claude Ellena conjured up a fragrance both vegetal and mineral in feel, a masculine scent lying between heaven and earth. Perched atop the orange H of its base, the bottle is decorated with 'metal shoulders' that reflect passing glimmers of light. The 'personal' details lie discreetly in wait, to be discovered by the user, like the smooth mechanism built into the cap, with the inlaid saddle rivet that slides to release the spray. Available in stores since March, *Terre d'Hermès* met with immediate success and promises to become a new classic.

Élixir des Merveilles – the third instalment of a tale that began in 2004 – was released in September. After *Eau des Merveilles* and *Parfum des Merveilles*, *Élixir* is the *eau de parfum* volume of the trilogy.

Sold exclusively in Hermès stores, the *Hermessence* collection introduced a sixth olfactory poem, *Paprika Brasil*. 'Bois de braise', or Brazil wood (which used to be very common in Brazil and gave the country its name), was what sparked the inspiration for this intriguing fragrance mingling a gentle bite with a suggestion of glowing embers, where peppery notes mix with the scent of iris.

In 2006, Hermès celebrated the tenth anniversary of its iconic perfume, *24, Faubourg*. For the very first time, a silk scarf was created as a tribute to this fragrance. Conceived expressly for the occasion, it mirrors the light of the fragrance and the curves of the bottle, which was also released in a limited edition, donning a new face that echoes the motifs of the scarf.


TERRE
D'HERMÈS

Terre d'Hermès, men's fragrance in vegetal and mineral notes.







Kilim bracelet in white gold and diamonds.





Other Hermès Sectors

Combining art of living and jewellery, this segment recorded sales of €77 million in 2006, an increase of 16% at constant exchange rates. These sectors account for 5% of consolidated sales.



Art of living. Dedicated to the 'spirit of the home', the art of living sector offers many product lines, ranging from beachwear to homewear and decorative objects, baby gifts, furniture and games. Each room in the house can display its own special object.

The Golf line was introduced in 2006, with a fabric-and-leather golf bag available in black, tan and brick. Beach totes also made a comeback as ideal companions to beach mats, beach towels and other items.

The growing popularity of throws and the *avant-première* launch of the *Swing* line of terrycloth bath linens spurred sales of home textiles. Crocodile pieces were added to the *Pippa* furniture collection and the *In-the-pocket* line of leather-covered items was also expanded.



Jewellery. While classics like *Chaîne d'ancre* and *Boucle sellier* remained bestsellers, the new Pierre Hardy designs also delighted customers. On its way to becoming a classic in its own right, the *Kilim* wedding ring proved hugely popular, especially in its gold and diamond incarnation. The *Farandole* sterling silver neck chain and the *Paname* jewellery line, whose square links mimic the cobblestones of Paris, were a resounding success. The new *Quark* ring, set all over with diamonds, drew accolades from both our customers and the media.

Top *Conque* porcelain dishes. **Bottom** *Boucle sellier* bracelet in sterling silver.





Cheval d'Orient soup tween: its shape was inspired by a 19th-century model.



Tableware

This Sector includes the activities of La Table Hermès, Cristalleries de Saint-Louis and Puiforcat. Tableware sales rose 22% at constant exchange rates to €44 million in 2006.

La Table Hermès. Sales surged 36% (at constant exchange rates) over the 2005 level, reaching €23 million in 2006. In a sector that is undergoing radical change, La Table Hermès built on the momentum it developed in 2005, with the *Balcons du Guadalquivir* porcelain service driving much of the advance.

The regal new *Cheval d'Orient* service enjoyed overwhelming international success in 2006, becoming our biggest seller in less than a year. Industry professionals see it as the ultimate expression of our unrivalled know-how. To celebrate the twenty year anniversary of the emblematic *Toucans* service, a new colour scheme was created. Christened *Estampe de Toucans*, it is a nod to the bold creativity of this Sector, as symbolised by the *Toucans* line.

Les Cristalleries de Saint-Louis. Sales increased 4% to €15 million in 2006.

The range of collections was streamlined, thereby kindling growth in three of our flagship glassware lines: *Tommy*, an emblematic line designed in 1928 incarnating the know-how and genius of master glassmakers; *Thistle*, created in 1908, famous for its thistle-shaped design; *Bubbles*, a sparkling, sensual line of glassware first released in 1992, made a comeback with a fresh, creative flourish of transparency and colour.

Saint-Louis strengthened its position in the buoyant chandelier market, adding two contemporary designs: *Flamboyance* and *Extravagance*. *Flamboyance* is a range of crystal light fixtures in sanded

La Table Hermès dreams of the Orient

A storyteller in porcelain, Hermès revives the tradition of formal dinner services. Drawing from the wellspring of Persian miniatures, the extraordinarily rich variegation of the new *Cheval d'Orient* service is breathtaking. "I like to mix traditions



while respecting the spirit of the individual places: a very French mingling of cultures between East and West", explains Yves Taralon, Artistic Director of La Table Hermès. The first service dedicated to the horse – the symbol of the House of Hermès – *Cheval d'Orient* creates a subtle blend of references, going from pieces in the Adrien Dubouché museum to the Émile Hermès collection. It sets the stage for a new art of entertaining, with a typically Oriental form of generosity.







crystal, lined with blue crystal or white enamel. Baroque in style, it celebrates the union of ancestral techniques and modern design. *Extravagance* was inspired by a sumptuous table setting created by Hilton McConnico in 2004 and brings a resolutely contemporary flair to the Saint-Louis collections. In another area, increased outsourcing of crystal bottles also helped to boost sales.

Construction of the Saint-Louis La Grande Place museum in Saint-Louis-lès-Bitche continued throughout the year. It is scheduled to open in 2007.

Puiforcat. Sales moved up 23% on the prior year, reaching €6 million in 2006.

Solid silver hollowware and flatware both turned in a solid performance in 2006. Growth was driven by the opening of a boutique in Moscow in a 'three brand' store (La Table Hermès, Saint-Louis and Puiforcat) and by sales through exhibitions called *Éclats de cristal-Éclats d'argent* held in Hong Kong, Taiwan, Seoul, New York and Beverly Hills. A new titanium finish was introduced for flatware and used for the *Guéthary* model, which met with great success. ■

Top left *Balcons du Guadalquivir* porcelain service, *Attelage* table fork and knife. **Top right** Cristalleries de Saint-Louis: *Bubbles* candle holders. **Bottom** Puiforcat: *Guéthary* flatware.

Other brands and products

John Lobb shoes. In 2006, John Lobb shoes generated sales of €15 million, a rise of 19% over 2005.

The launch of the Curving line, which stands out by its use of new leathers that are finer than those traditionally used by boot-makers, was greeted with real enthusiasm. A new line of accessories was also introduced, including new belt buckles and leather articles (small leather goods and briefcases).

Two new stores were opened in Fukuoka, Japan, and Hong Kong. The stores on the Boulevard Saint-Germain in Paris and Jermyn Street in London were renovated.

Textiles. The textile activities are grouped within Holding Textile Hermès and encompass design, weaving, printing and production. In 2006, these businesses generated external sales of €22 million, up 5% on 2005.

Innovations abounded in 2006. A plethora of new products was released, incorporating new applications of industrial printing and weaving technologies and intricate craftsmanship.

Other activities of the Hermès Group. This segment includes other activities that are carried out at Hermès production sites for non-Group brands, namely the packaging of perfumes at Le Vaudreuil in Normandy and the tanning of exotic skins at Gordon-Choisy

In 2006, these businesses generated €15 million in sales, a rise of 7% on 2005. ■







Top The John Lobb store on Jermyn Street in London. **Centre** John Lobb shoes. **Bottom** The Weaving Crinolin.

Partnerships

Leica Camera. An outgrowth of Optische Werke Ernst Leitz, founded in 1849, Leica Camera AG specialises in superior quality optical equipment, namely cameras and binoculars.

Sales for the year ended 31 March 2006 amounted to €107 million, an advance of almost 16% on 2005.

In December 2006, Hermès sold its 36.2% interest in Leica Camera AG and half of its Leica Camera AG convertible bonds to ACM Projektentwicklung GmbH, a privately-owned firm headquartered in Austria that already owned a majority stake.



Jean Paul Gaultier. Since 1999, Hermès has owned a 35% stake in the Jean Paul Gaultier fashion house. Sales consist mainly of licence revenues from ready-to-wear, perfumes and accessories, the *haute couture* collections and retail sales in the Jean Paul Gaultier boutiques.

Consolidated sales rose by 5% to €30 million in 2006. The new collections were extremely well received as Jean Paul Gaultier celebrated his thirtieth year in fashion design.

In 2006, Hermès acquired the flagship store in the Galerie Vivienne arcade in Paris and the international network of Jean Paul Gaultier concessionnaires was expanded.

Les tissages Perrin. The Hermès Group owns a 39.5% stake in Les Tissages Perrin. Most of the business is focused on weaving for sectors as wide-ranging as ladies' lingerie, upholstery fabric, ready-to-wear clothing and accessories.

This business generated €25 million of sales in 2006, a rise of 7% on 2005, reflecting sluggish conditions in this sector overall.

Vaucher Manufacture Fleurier. At the end of 2006, Hermès acquired a stake in watch-movement maker Vaucher, with an option to increase its interest to 25% in the future. In so doing, we consolidated our footprint in mechanical watches and secured ongoing access to superior expertise.

Detailed key financial data on investments in associates is provided in Volume 2, page 106. ■





Top Printing on silk. **Bottom** How the *Cape Cod huit jours* watch fits together.

From the architecture to the orange box, each detail is perfection.









Ex-libris carré in silk twill and sable.





Activity by Region

Hermès registered consistent growth on all continents in 2006.

Europe. Sales increased 11% at constant exchange rates to €570 million in Europe, where the Group derives 38% of consolidated sales.

Despite the persistently strong euro, which dampened demand from non-European customers in the major capitals, sales advanced in the region overall.

In France, sales moved up 8%. The store on Avenue George-V in Paris was expanded and fully refurbished and the store in Biarritz was renovated. Construction to enlarge the Faubourg Saint-Honoré store began in the middle of the year.

Elsewhere in Europe, sales grew 15%.

A new branch was opened in Venice, stimulating business in Italy. Retail sales were also up in Germany and in the United Kingdom.

In Switzerland, business momentum was driven by two new branches (in Gstaad and Lugano) and by the takeover of a concessionnaire in Bern. In Spain, sales were on a positive track. In Russia, sales continued to surge, reflecting this market's strong potential for growth. In the Netherlands, the first Dutch branch was inaugurated in Amsterdam in early May.

A wealth of events held throughout Europe delighted our customers. For the second year running, Hermès was awarded Condé Nast's prize for best advertising campaign in the luxury world (*Grand Prix du Luxe Stratégies-Condé Nast*), for its 'Paris in the Air' campaign.

Américas. Sales in the Americas advanced 8% at constant exchange rates to €232 million in 2005. Hermès derives 15% of consolidated sales from this region.

In the United States, sales grew 13%, excluding Hawaii, where business slumped following a decline in tourist traffic. A new branch opened its doors in Charlotte, North Carolina and the Washington, D.C. store was renovated.

Sales also moved higher in Canada, Mexico and Latin America.


217
225
237
246
252
103
114
100
125
104
133
110
136
107
145
Concessionaires
Branches
2002
2003
2004
2005
2006

Number of exclusive retail outlets


Asia-Pacific (excluding Japan) 17% [17%]
Americas 15% [15%]
Other 3% [3%]
France 19% [19%]
Europe (excluding France) 19% [17%]
Japan 27% [29%]

Breakdown of sales by region in 2006 [2005]


HERMÈS



Asia. In Asia, where Hermès generates 44% of consolidated sales, sales at constant exchange rates increased 5% from their previous-year level to €671 million.

In Japan, sales rose 5% at constant exchange rates amidst lack-lustre market conditions. On the occasion of its fifth anniversary, the Maison Hermès in Ginza, Tokyo, was enlarged. A new space christened 'Le Salon' was inaugurated with a view to offering customers new, totally unique events. A new branch was opened in Tokyo's Shibuya district.

Elsewhere in Asia, sales were also up 5% at constant exchange rates. Sales to local customers in Hong Kong, Taiwan and Macao increased. Conversely, business in the Asian travel market contracted, especially in the duty free stores in South Korea.



Top left The Hermès store in Biarritz. **Top right** Maison Hermès Dosan Park, Seoul. **Bottom** The Hermès store on Avenue George V in Paris.



In November 2006, the Maison Hermès Dosan Park was inaugurated in Seoul, South Korea. With its innovative, light-filled architecture, it is the fourth Maison Hermès to open its doors, joining its counterparts in Paris, New York and Tokyo.

In China, sales were stimulated by strong business in the existing stores and by the opening of a store in Hangzhou in June 2006.

In Thailand, a second store was opened in Bangkok, in the Siam Paragon shopping mall. ■

A new House for Hermès

Each Maison Hermès is a venue for cultural exchange as well as a store – a vibrant place, full of life. In 2006, Hermès opened a new Maison in Seoul – its fourth, after Paris, New York and Tokyo. Located in Dosan Park, it was designed by Rena Dumas as a "sculpted cube,



with alternating solids and hollows, a central courtyard, terraces and gardens – a contemporary incarnation of the traditional Korean house". The building is faced in a double 'skin' of gently shimmering glass and houses a café-library, a museum designed by Hilton McConnico, a forest of tree-like display cabinets encased in *Vibrato* leather, and the Atelier-Hermès, a space dedicated to contemporary art inaugurated by Daniel Buren and his *Filtres Colorés*.

Top left The Hermès store in Hangzhou, China.

Asia

China: 8
6 stores (branches): Guangzhou • Dalian • Hangzhou Eurostreet • Beijing China World • Beijing Palace Hotel • Shanghai
2 stores (concessionnaires)

Hong Kong: 7
7 stores (branches): Hong Kong Int'l. Airport • Galleria • Lee Gardens • Pacific Place • Peninsula Hotel • Sogo • Sun Plaza

Macao: 1
1 store (branch)

Indonesia: 2
2 stores (concessionnaires)

Japan: 48
20 stores (branches): Kobe Sogo • Kyoto Takashimaya • Osaka Hilton Plaza • Osaka Pisa Royal • Osaka Sogo Shinsaibashi • Osaka Takashimaya • Sendai Fujisaki • Tachikawa Isetan • Tokyo Ginza • Tokyo Ikebukuro Seibu • Tokyo Marunouchi • Tokyo Nihombashi Mitsukoshi • Tokyo Nihombashi Takashimaya • Tokyo Shibuya Seibu • Tokyo Shinjuku Isetan • Tokyo Shinjuku Takashimaya • Tokyo Shibuya Tokyu • Tokyo Tamagawa Takashimaya • Yokohama Sogo • Yokohama Takashimaya
28 stores (concessionnaires)

Malaysia: 2
1 store (branch): Kuala Lumpur
1 store (concessionnaire)

Singapore: 4
3 stores (branches): Liat Towers • Scottswalk • Takashimaya
1 store (concessionnaire)

South Korea: 14
6 stores (branches): Dosan Park • Pusan Paradise • Seoul Galleria • Seoul Hyundai • Seoul Hyundai Coex • Seoul Shilla
8 stores (concessionnaires)

Taiwan: 6
5 stores (branches): Kaohsiung Hanshin • Taichung Sogo • Tainan Mitsukoshi • Taipei Asiaworld • Taipei Regent
1 store (concessionnaire)

Thailand: 2
2 stores (branches): Bangkok • Siam Paragon

Near and Middle East

Dubai: 1
1 store (concessionnaire)

Turkey: 1
1 store (concessionnaire)

North America

Canada: 4
3 stores (branches): Montreal • Toronto • Vancouver
1 store (concessionnaire)

Caribbean: 2
1 store (branch): Saint-Barthélemy
1 store (concessionnaire)

Mexico: 2
2 stores (branches): Mexico City Mazaryk • Mexico City Perisur

USA: 64
17 stores (branches): Atlanta • Bal Harbour • Beverly Hills • Boston • Charlotte • Chicago • Dallas • Honolulu (3) • Houston • Las Vegas • New York • Palm Beach • San Francisco • South Coast Plaza • Washington
10 stores (concessionnaires)
37 other retail outlets

Oceania

Australia: 4
4 stores (branches): Gold Coast Marina Mirage • Gold Coast Surfers Paradise • Melbourne • Sydney Skygarden

Guam: 2
1 store (branch)
1 store (concessionnaire)

New Caledonia: 1
1 store (concessionnaire)

Saipan: 1
1 store (branch)

South America

Argentina: 1
1 store (branch): Buenos Aires

Chile: 1
1 store (branch): Santiago


Canada (4)
USA (61)
(excl. Hawaii)
Saint-Martin (1)
Saint-Barthélemy (1)
Hawaii (3)
Mexico (2)
Argentina (1)
Chile (1)


China (8)
(excl. Hong Kong
et Macao)
South Korea (14)
Japan (48)
Turkey (1)
Taiwan (6)
Hong Kong (7)
Saipan (1)
Macao (1)
Thailand (2)
Dubai (1)
Guam (2)
Malaysia (2)
Singapore (4)
New Caledonia (1)
Indonesia (2)
Australia (4)

291 retail outlets

Hermès products are available worldwide through a network of 252 exclusive stores and 39 other retail outlets. Hermès watches, perfumes and tableware are also sold through networks of specialist stores, in airport duty-free stores and on board aircraft.


Denmark (2)
Ireland (1)
United Kingdom (8)
Netherlands (1)
Germany (17)
Belgium (4)
Luxembourg (1)
Czech Republic (1)
France (32)
(excl. Caribbean and
New Caledonia)
Austria (3)
Switzerland (11)
Principality
of Monaco (1)
Italy (22)
Spain (4)
Portugal (1)


Sweden (1)
Russia (1)
Greece (2)

Europe

Germany: 17
10 stores (branches): Baden-Baden • Berlin (2) • Cologne • Düsseldorf • Frankfurt • Hamburg • Hanover • Munich • Nuremberg
5 stores (concessionnaires)
2 other retail outlets

Austria: 3
3 stores (concessionnaires)

Belgium: 4
3 stores (branches): Antwerp • Brussels • Knokke-le-Zoute
1 store (concessionnaire)

Czech Republic: 1
1 store (branch): Prague

Denmark: 2
2 stores (concessionnaires)

France: 32
16 stores (branches): Aix-en-Provence • Biarritz • Bordeaux • Cannes • Deauville • Lille • Lyon • Marseille • Mulhouse • Paris faubourg Saint-Honoré • Paris George-V • Paris Hilton • Rennes • Rouen • Saint-Tropez • Strasbourg
16 stores (concessionnaires)

Greece: 2
1 store (branch): Athens
1 store (concessionnaire)

Ireland: 1
1 store (branch)
Dublin

Italy: 22
10 stores (branches): Bologna • Capri • Florence • Milan • Naples • Padua • Palermo • Rome • Turin • Venice
12 stores (concessionnaires)

Luxembourg: 1
1 store (concessionnaire)

Netherlands: 1
1 store (branch): Amsterdam

Portugal: 1
1 store (branch): Lisbon

Principality of Monaco: 1
1 store (branch): Monte-Carlo

Russia: 1
1 store (concessionnaire)

Spain: 4
4 stores (branches): Barcelona Pau Casals • Madrid • Marbella • Valencia

Sweden: 1
1 store (concessionnaire)

Switzerland: 11
8 stores (branches): Basel • Bern • Geneva • Gstaad • Lausanne • Lugano • Saint-Moritz • Zurich
3 stores (concessionnaires)

United Kingdom: 8
6 stores (branches): Glasgow Frasers • London New Bond Street • London Royal Exchange • London Sloane Street • London Harrods • Manchester
2 stores (concessionnaires)





Carmen key ring with lambskin tassel.



Environment

Since its inception, Hermès has cultivated a tradition of fine craftsmanship. We draw the majority of our commodities from nature, and strive consistently to conduct our business in an ecologically-friendly manner.

Hermès and the environment

Hermès implemented an environmental programme at the beginning of 2003, with a series of objectives that we continued to pursue in 2006:

- to comply with environmental regulations and to anticipate changes whenever possible;
- to improve production processes by using the cleanest technologies and safest materials;
- to respect the world's natural resources and to conserve energy;
- to minimise waste production and to recycle whenever possible;
- to ensure that production facilities fit into their surroundings, employing systems to prevent accidental emissions and reduce noise and other pollution.

The results of this programme are measured by various indicators outlined in Volume 2 of the Annual Report.

Clearly defined goals

The Environmental Network was created in 2003, and is composed of ten Sector Environmental Officers. A list of the sites overseen by each Officer can be found in Volume 2 of the Annual Report.

The role of each Sector Environmental Officer is to:

- help design and implement the Company's environmental policy in conjunction with his direct superior;
- educate and train staff on environmental issues;
- coordinate control over environmental and energy costs;
- examine more ecological alternatives for operating processes whenever possible, in conjunction with the relevant department heads;
- assess the environmental impact and health and safety features of all chemicals entering and leaving the site;



Above Mixing colour in the Ateliers A.S. at Pierre-Bénite.





- represent the Company during environmental policy meetings held both in-house and with outside organisations.

There are now twelve production sites dedicated to the leather sectors following the relocation of Néhel to the Avril-Morio et Patte facility on Faubourg Saint-Antoine in 2006 and the acquisition of Manufacture de Haute Maroquinerie in Aix-les-Bains. An Environmental Officer for the Leather Goods sector provides leadership and coordinates initiatives to make this business as environmentally friendly as possible.

The roles of the other Sector Environmental Officers remained unchanged in 2006. The Environmental Network now liaises with the heads of the Group's corporate services departments, thereby effectively extending its scope and reach.

The manufacturing division trains, leads and coordinates this network to ensure that the Group will achieve its objectives.

During 2006, members of the Environmental Network met for one day each quarter to exchange information and best practice and to monitor technical developments. Participants also received training in environmental audits. In addition, an outside consultant conducted eleven complete site audits to assess workplace health and safety conditions at each facility and its impact on the environment. On the basis of the information gathered, improvement plans were developed and implemented by the manufacturing division in conjunction with the human resources department.


568,567
488,180
450,235
387,313
338,071
2002
2003
2004
2005
2006

Water consumption (m³)

Actively involved productions units

Reducing production-related water consumption is a long-term process and the programme launched in 2004 continued in 2006. Its goal is to cut back the amount of both water consumed and wastewater pollutants. Consumption diminished by 13% in 2006 relative to 2005, and has been lowered by 41% since 2002.

Top left The 'cuisine' of colours. **Top right** In the Hermès' leather stores.

Water consumption. At Ateliers A.S., water consumption declined 20% between 2004 and 2006, reflecting the efficiency of the new frame and blade washing machinery, an enhanced maintenance protocol on the older equipment, and comprehensive efforts to trace and repair leaks.

Water consumption at SIEGL fell 22% between 2005 and 2006, bringing the total reduction over the past five years to 71%. The installation of a more powerful drill pump and a $150m^3$ water storage tank in 2005 enabled the company to stop pumping river water. Since faster maintenance can now be provided, any eventual pump breakdown will not result in production downtime. The pumping process was enhanced, with a retention system, warning levels and monthly readings on the depth of the water table. River water is now pumped only as an emergency back-up measure.

Water consumption at the Gordon-Choisy tanning facility was reduced by 18% between 2004 and 2006, despite a 13% increase in activity over the period, following the installation of a water treatment plant in mid-2003 and of three new-generation tanning drums in 2005 and 2006, which decreased the amount of water used in tanning baths.

At our perfume production facility, water consumption reached its lowest level since 2002. One of the reasons is that wastewater vacuum pumps were replaced at the end of 2005 by individual electric vacuum pumps installed on each machine. Since 2004, water consumption has declined 9%, despite a 60% increase in production over the same period.



Wastewater. We continued our efforts to improve the quality of wastewater in 2006.

In the textiles sector, SIEGL brought down chemical oxygen demand (COD) in its wastewater by 33% in 2006 after implementing systematic measures to recover waste products from stripping and sizing baths and installing a new immersed aerator at the water

Above Hermès' Vaudreuil perfume production facility in Normandy.



treatment plant. The self-monitoring system in the SIEGL lagoon accurately monitors the quality of the wastewater. These efforts follow the acquisition in 2005 of new-generation equipment that removes ink before printing frames are cleaned. In January 2006, they earned SIEGL first prize for the most innovative environmental policy from the Chamber of Commerce and Industry of the Nord-Isère.

The installation of a homogenisation tank in 2005 has lowered the wastewater temperature and neutralised the pH level. The tank has two hydro-ejectors, which maintain COD levels below the regulatory threshold. The system continued to prove effective in 2006.



Les Cristalleries de Saint-Louis pursued its efforts to improve wastewater quality. Following the trial conducted in 2005, an $80m^2$ settling tank was placed in service in the summer of 2006. It has reduced suspended particulate matter in wastewater by 72%, bringing it far below the levels required by applicable environmental standards.



Conclusion. The improvements achieved in 2006 are an outgrowth of the programme initiated in 2002. They are also attributable to the unwavering commitment and efforts of all Hermès production facilities and staff to environmental protection.

No provisions were set aside for environmental risk in the 2006 accounts, and none of the Group's companies was ordered by a court to pay compensation for environmental damages during the year. ■

Top The workshops of Société d'Impression sur Étoffe du Grand-Lemps (SIEGL). **Centre and bottom** Les Cristalleries de Saint-Louis: in the melting shop, crystal is liquefied at 1,350°C.



Cristalleries de Saint-Louis: Sixteen-light Flamboyance chandelier.








H

Paris is in the air from Tokyo to Seoul, courtesy of Hermès, abetted by Franck


Paris
EXIT
D IS FLOWING FROM
LOOK
LOOK

Scurti and Daniel Buren.





Gold-plated white enamel bracelets with Ponts de Paris motifs.




PARIS

Hermès: a responsible employer

A large number of human resources development projects were initiated in 2006, primarily in the areas of internal communications and training.

Internal communications

Toile H: a new online communications tool. In 2006, Hermès introduced a new intranet site where staff can keep up with company news and developments. The Group's 6,825 employees, all dedicated to the common Hermès cause, are scattered across the globe, at the many plants, stores, offices and other facilities opened by the Group over the years. This means that there is a strong need to share information on a broad scale.

Toile H is a general-purpose in-house site that carries information supplied by all the Group's subsidiaries worldwide. Each unit has appointed a local correspondent to compile news and report it online.

Information is posted on Toile H as news and events occur. The site is also a forum for exploring issues relating to the life and development of Hermès and the outside world.

Toile H is for all Hermès employees. It reflects the diversity, vibrancy and wealth of human experience found throughout the Hermès subsidiaries. It allows staff members to express themselves and highlights the accomplishments of individuals and teams alike.


Toile H



Workshops of the Imagination: an invitation to dream. We at Hermès have always believed that the company's strength lies in its capacity to foster dialogue and exchange. The diversity and breadth of our subsidiaries and business sectors is a valuable resource that must be deftly interwoven to form a rich tapestry, through an organisation that integrates the subsidiaries vertically and the business sectors horizontally.

It is in this spirit, and to further past efforts to fortify Hermès' internal fabric, that the Workshops of the Imagination were initiated in 2006. All employees were invited to enter a contest in which they shared a dream – a theme prized by Hermès – on Toile H. A jury selected the semi-finalists based on the originality, creativity,

Top Poster announcing the launch of the Toile H intranet site. **Bottom** Since 2006, the 'Workshops of the Imagination' have invited employees to describe and share their dreams.




generosity and audacity of their theme and employees were then asked to vote online for their favourites. Lots were then drawn to determine who would participate in one of the workshops.

During the year, ten fortunate 'Explorers of the Imagination' saw three dreams become reality at each Workshop. The participants each spent one week either bicycling amidst Cathar castles in south-western France, attending the culinary school of a famous chef or experiencing life as students in a dance school.

Our Workshops of the Imagination aim to allow as many staff members as possible to express a cherished, secret dream and, by the luck of the draw, to live an experience that inspires new friendships and wonder. This programme will continue in 2007 and 2008.

Other actions to reinforce internal ties. In September 2006, the Group's General Management brought together 250 managing directors of subsidiaries and management committee members for a three-day retreat on the shores of Lake Como. The goal was to reflect upon Hermès' future ten years hence and to share their views on the Company's expansion and the challenges that lie ahead in

Top In the leather workshops in Pantin.



a convivial, participatory atmosphere. The retreat was also a reminder to the participants that they all belong to one corporate family and an opportunity to breathe new vitality into their approach.

Integration. At Hermès Sellier, the 'First Steps' orientation sessions for new arrivals were expanded in three segments: the French distribution network, the logistics department and the Leather department.

As is our tradition, new managers were integrated through a carefully organised programme that allowed them time to get their bearings and to gain an understanding of the inner workings of Hermès.



55%
45%
70%
30%
Women
Men
Managers
Non-managers

Gender breakdown

Top The participants at the Lake Como seminar, October 2006.



Training

The art of selling. The 'Hermès Selling School', in place since 2003 in all the Group's distribution subsidiaries, was deployed in Argentina, Chile, South Korea and Thailand in 2006.

Training was also dispensed to the European and Asian teams assigned to the 'Sales to Travellers in Asia' segment and continued in certain European countries, including France and Belgium.

In addition, the Group designed a programme inspired by the Hermès Selling School tailored to the needs of cashiers at the Faubourg Saint-Honoré store and the customer care team.

Team Leadership. To be effective, team leaders must set the example of quality, so that all team members feel valued and supported and find happiness and fulfilment in their jobs.

In 2006, some 60 managers, broken down into five groups, attended the 'Hermès Team Leader' courses and 'Team Leadership Workshops' aimed at instilling house management style and values.

The 'Hermès Team Leader 2' programme, which was introduced in 2005 and teaches group management techniques, continued in 2006.

The annual performance review protocol, conducted via formal progress reports, was enhanced. Team leaders received education and training in preparation for the protocol gradually being

Above In the salons of the store on Faubourg Saint-Honoré in Paris.





rolled out to the entire workforce. It is designed to help team leaders to recognise each individual's contributions and to encourage personal advancement.

General knowledge of Hermès and disseminating the Hermès culture. In the first half of 2006, a 'Know Your Company' course was offered to workers at La Montre Hermès in Biel, Switzerland. In a departure from the usual format, the heads of the subsidiary presented their activity in tandem with a manager from Paris headquarters.

During two week-long modules, the 90 employees of La Montre Hermès were fully immersed in the culture and world of Hermès.

In Paris, more than 50 staff members took part in this programme. Taught in a variety of formats, it helps to meet our ever-growing need for employees to play an active role in surmounting challenges and fostering growth at Hermès.

Courses at the Hermès Training Institute (Institut de la formation Hermès - IFH), which consist of two-week sessions offered twice each year, highlight the culture, strategy and endeavours of Hermès, in all its dimensions. The programme has set the standard of excellence for more than ten years. Every year, it enables some 40 employees from the many French and international subsidiaries to obtain a comprehensive understanding of Hermès so

Top and bottom The Cape Cod huit jours watch, an individually numbered, limited edition that is entirely hand-assembled.


Japan
11%
Americas
6%
Asia-Pacific
9%
Europe
10%
France
64%

Breakdown of workforce
by region




Production
44%
Support staff
17%
Sales
39%

Breakdown of workforce
by job category

that they can become knowledgeable spokespersons for the firm. Many graduates say that the course has deepened their relationship to Hermès and to their job, by giving them a detailed view of the company's organisation and driving forces and helping to forge solid professional bonds.

Product knowledge. A large number of presentations by product development staff from each business sector are held to thoroughly familiarise sales personnel with every Hermès object – its style, how it was made, where it fits into a collection, and so on.

Some 35 European sales personnel attended 'Voyage within Hermès' (Voyage en Hermès) sessions in 2006, receiving a panoramic view of the business sectors and the tools to speak comfortably and knowledgeably about Hermès products and services.

'Mini-IFH' courses and Discovery Trip programmes were also offered to approximately 20 sales staff from the American teams and the Sales to Travellers in Asia network.

Japanese subsidiary Hermès Japon has invented a new forum for imparting product knowledge. Five-day meetings entitled 'Talk Salon' were held in Tokyo and Osaka. Several highly specialised sales personnel from the flagship Faubourg Saint-Honoré store described their careers at Hermès and their connection to the city of Paris as it relates to last year's theme 'Paris in the Air'. They

Top right Each hide is selected with meticulous care.




HERMÈS

shared their professional experience while exchanging tips on good selling techniques with their Japanese colleagues.

Retirement regime in France. Given our background as a family-owned company, Hermès has always accorded great importance to its employees' well-being.

It places special emphasis on the quality of life and relations in the workplace, as well as on all aspects of remuneration and benefits, including pensions, insurance and provident schemes.

In France, the demographic trends of recent years have caused government-mandated retirement benefits to deteriorate. This is why in 2006, Hermès decided to create a supplemental plan for all employees of the Group's French companies.

This is the right thing for a responsible employer to do. ■

Top left The store on Faubourg Saint-Honoré in Paris. **Top right** The Maison Hermès Dosan Park in Seoul.

Skins of leather or glass, Paris workshops and the Ginza Maison… for Hermès,



materials are of the essence.







Golf bag in herringbone fabric and Skipper buffalo leather.



Consolidated Results

In 2006, the Hermès Group registered consolidated sales of €1,514.9 million, an advance of 7.8% at constant exchange rates and of 6.1% at real exchange rates.

The gross margin was 65.4%, a 0.3 percentage point increase over the previous year.

Selling, marketing and administrative expenses totalled €537.3 million, up from €488.1 million in 2005. They reflect a significant 20% increase in advertising expenditure.

Other income and expense came to €51.6 million, including €48 million in depreciation and amortisation charges.

Operating income before exceptional items rose 4.6% (7.6% at constant exchange rates) to €401.1 million, up from €383.5 million in 2005.

Operating income, including a net gain of €14.1 million on Hermès' sale of its stake in Leica Camera, was up 8.3% (11.3% at constant exchange rates) at €415.2 million. The operating margin was 27.4%.

The Group recorded net financial charges of €0.3 million, compared with net financial income of €3.9 million in 2005. The decline was primarily a result of the revaluation of hedging instruments.

The tax charge amounted to €136.2 million, compared with €135.8 million in 2005. The share of net income attributable to minority interests totalled €4.4 million, compared with €4.8 million in 2005.

Consolidated net income grew 8.7% (11.8% at constant exchange rates) to €268.4 million, up from €247 million in 2005.

Earnings per share moved up 10.7% between 2005 and 2006. The Group generated cash flow of €321.7 million in 2006, a rise of 5.2% over the €305.9 million recorded in 2005.

Investments

Hermès continued to make substantial investments in 2005. These came to €134.3 million for the year and were entirely financed from cash flow.

The distribution network continued to expand. The Group opened or renovated twenty-six branches, including a new Maison Hermès in Seoul. We also enlarged the Maison Hermès in Tokyo and reopened the store on Avenue George-V in Paris.

During 2006, the Hermès Group also:

- acquired a minority stake in Vaucher Manufacture Fleurier (VMF), specialised in the design, production and assembly of mechanical movements for fine watches; this partnership is part of Hermès' strategy to develop its prestige watch business and eventually, Hermès will increase its interest in VMF to 25% through a series of share issues;
- sold its 36.2% stake in Leica Camera AG and 50% of its convertible bonds to Austrian firm ACM Projektentwicklung, which already owned 51.8% of the company.

Financial position

The €321.7 million of cash flow generated in 2006 enabled the Group to finance all of its investments and dividends.

Breakdown of investments

(in millions of euros)	2004	2005	2006
Distribution	51.8	47.6	90.1
Production	33.0	16.0	12.4
Financial investments	17.1	19.0	11.1
Property	0.4	15.9	–
Other	16.5	20.0	20.7
Total investments	118.8	118.5	134.3

However, because the Group bought back €136 million of shares, which it then cancelled, cash declined by €46.5 million over the year to €538.2 million at 31 December 2006, compared with €584.7 million at 31 December 2005.

Restated net cash (after factoring in non-liquid financial investments and borrowings) totalled €536.3 million at 31 December 2006, compared with €584.5 million at 31 December 2005.

Shareholders' equity again increased as a result on the back of the profits generated by the Group. It rose from €1,380.2 million[1] (Group share) at 31 December 2005 to €1,409 million at 31 December 2006.



Value Creation

The notions of economic value added and return on capital employed were introduced at the Hermès Group several years ago as performance indicators for the Group's investments.

The improvement in earnings led to growth in economic value added, which rose from €188 million in 2005 to €197.7 million in 2006. The return on capital employed slipped from 26.8% to 26.1% owing to particularly large investments in the second half of 2006.

Exceptional events

No exceptional events other than those described in the 'Investments' section above occurred in 2006. ■

1. After the application (since 1 January 2006) of the SoRIE amendment on recognition of actuarial gains and losses on employee benefits.

Management of Legal Risks



Risks associated with intellectual property rights

The Hermès Group's nominative, three-dimensional and figurative trademarks, models and patents on certain inventions are covered by broad, world-wide legal protection.

The shapes of our products serve as a mark of their origin and, as such, are equally as important as the nominative trademark itself. This is why the Group took more extensive measures to protect them in 2006.

Because of their strong name recognition, the Hermès, Puiforcat, Saint-Louis and John Lobb brands continued to be a frequent target of counterfeiting operations. The leather goods and silk sectors are consistently the hardest-hit. Faced with this challenge, the Hermès Group continues to deploy aggressive measures to prevent counterfeiting and actively to defend its rights throughout the world.

The Group systematically takes action against all infringement of its rights and every year, it earmarks significant sums to defend its rights and fight counterfeiting.

The internet, which is the new outlet for counterfeit goods, is expanding its reach, requiring the development of a strategy specifically tailored to combat online sales of counterfeit items and the extreme volatility of this illicit market.



Risks associated with parallel distribution

The Group's products are distributed through a selective network, and it is essential to prevent the development of any parallel network.

Compliance with all applicable legislation and regulations

Through various means, the Group consistently monitors developments of all applicable legislation so as to be prepared to adjust to any changes in France and internationally as they arise.

The Group continues to be a party in certain lawsuits, usually as the plaintiff. Settlement of these cases is not expected to produce any material impact on the Group's business activity.

The Company is not aware of any existing or potential governmental, legal or arbitration proceedings that may have, or recently have had, a significant impact on its financial condition or profitability and/or on the financial condition or profitability of the Hermès Group. ■

Above The ex-libris of Émile Hermès decorates most office doors (seen here in Pantin).

Continued Expansion in 2007

After opening or renovating twenty-six branches, including a new Maison Hermès in Seoul, enlarging the Maison Hermès in Tokyo and reopening the store on Avenue George V in Paris in 2006, Hermès will continue to expand its distribution network in 2007. Plans are in place for more than twenty branch openings or renovations over the year. New branches will include stores on Wall Street in the United States, in Hangzhou and Chengdu, China, in Osaka, Japan, and in Istanbul, Turkey. Several other locations in Asia are also earmarked for new branches, mainly Malaysia, Macao and South Korea. Construction to enlarge the flagship Faubourg Saint-Honoré store is scheduled to be completed by the end of the year.

The Group will continue to make substantial investments in 2007. The bulk of these will be devoted to strengthening the distribution network as well as to expanding production capacity and building greater expertise in the various sectors. Several leather goods production facilities will be renovated or enlarged.

Buoyed by its enduring success, Hermès will continue to create exceptional products in a wide array of sumptuous materials and colours, with the minute attention to detail and finishing that is our hallmark. United by a love of their work, the men and women of Hermès will share their desire to amaze and enchant our loyal, discerning clientele.


H

2007 marks the 70th anniversary of the Hermès scarf. An abundance of festivities and marketing events will be held throughout the world in celebration. An exhibition showcasing the magic of silk will open in China, the birthplace of this exceptional material. A new fragrance for women by in-house perfumer Jean-Claude Ellena will also be released. The partnership with Vaucher Manufacture Fleurier will bolster Hermès' presence in mechanical watches and foster the development of exclusive movements.

In 2007 – the year dedicated to Dance – Hermès will pursue its strategy, mingling creativity, quality, expertise and the spirit of craftsmanship. ■


HERMÈS

Above In 2007, Hermès joins the dance: the cover of the spring-summer issue of *Le Monde d'Hermès*.

The Maison Hermès Dosan Park, a contemporary showcase for timeless objects.





Consolidated Income Statement

(in millions of euros)	2006	2005	2004*
Sales (notes 3 and 4)	1,514.9	1,427.4	1,331.4
Cost of sales	(524.9)	(498.6)	(463.4)
Gross profit (note 5)	**990.0**	**928.8**	**868.0**
Selling, marketing and administrative expenses (note 6)	(537.3)	(488.1)	(462.9)
Other income and expense (note 8)	(51.6)	(57.2)	(48.0)
Recurring operating income	**401.1**	**383.5**	**357.1**
Other non-current income and expense (note 9)	14.1		
Operating income	**415.2**	**383.5**	**357.1**
Net financial income (note 10)	(0.3)	3.9	7.5
Pre-tax income	**414.9**	**387.4**	**364.6**
Corporate income tax (note 11)	(136.2)	(135.8)	(125.2)
Share of net income of associates (note 12)	(5.9)	0.2	(21.0)
Consolidated net income	**272.8**	**251.8**	**218.4**
Minority interests (note 13)	(4.4)	(4.8)	(4.5)
Net income - Group's share	**268.4**	**247.0**	**213.9**
Earnings per share** (in euros) (note 14)	2.51	2.27	1.94
Diluted earnings per share** (in euros) (note 14)	2.51	2.26	1.94

* Before the impact from application of IAS 32-39 on financial instruments.

** After 3-for-1 stock split applied to comparative figures.

Note numbers refer to the Notes to the Consolidated Financial Statements in Volume 2 of the 2006 Annual Report.

Consolidated Balance Sheet

Assets

in millions of euros	31/12/2006			31/12/2005	31/12/2004
	Gross	Depreciation, amortisation and impairment	Net	Net*	Net**
Non-current assets	**1,280.5**	**476.5**	**804.0**	**780.8**	**660.9**
Goodwill (note 15)	51.5	32.6	18.9	19.7	18.8
Intangible assets (note 16)	90.1	53.6	36.5	29.8	24.1
Property, plant and equipment (note 17)	915.5	377.7	537.8	499.5	450.7
Investment property (note 18)	12.7	1.0	11.7	12.2	4.1
Available-for-sale securities (note 20)	22.7	5.5	17.2	17.4	9.2
Held-to-maturity securities (note 20)	29.6	5.9	23.7	47.4	23.2
Investments in associates (note 12)	33.9	-	33.9	37.7	28.4
Loans and deposits (note 21)	14.4	0.2	14.2	15.1	12.5
Deferred tax assets (note 11)	110.1	-	110.1	102.0	89.9
Current assets	**1,278.0**	**136.0**	**1,142.0**	**1,117.5**	**1,084.1**
Inventories and work in progress (note 22)	480.0	130.3	349.7	322.2	290.2
Trade receivables (note 23)	122.7	4.6	118.1	115.4	111.6
Current tax receivables (notes 11-23)	0.9	-	0.9	1.0	6.8
Other receivables (note 23)	56.1	1.1	55.0	38.4	37.5
Financial instruments at fair value (note 24)	47.9	-	47.9	35.2	29.3
Cash and cash equivalents (notes 24-25)	570.4	-	570.4	605.3	608.7
Total assets	**2,558.5**	**612.5**	**1,946.0**	**1,898.3**	**1,745.0**

* 2005 reported balance sheet figures are after applying the SoRIE amendment on recognition of actuarial gains and losses on employee benefit obligations.

** 2004 reported balance sheet figures are adjusted for the application of IAS 32 and 39 on financial instruments and after applying the SoRIE amendment on recognition of actuarial gains and losses on employee benefit obligations.

Equity and Liabilities

Before appropriation

in millions of euros	31/12/2006	31/12/2005*	31/12/2004**
Shareholders' equity	**1,424.2**	**1,401.7**	**1,289.4**
Share capital	54.5	55.6	56.6
Share premium	41.6	36.3	32.6
Treasury stock	(6.6)	(20.0)	(45.2)
Reserves	1,049.9	1,044.7	1,008.9
Translation adjustment	(14.7)	16.3	(11.3)
Derivatives – share included in equity	15.9	0.3	16.7
Net income for the year	268.4	247.0	213.9
Minority interests (note 13)	15.2	21.5	17.2
Non-current liabilities	**109.2**	**112.8**	**111.1**
Borrowings and debt (note 24)	24.0	33.1	39.8
Provisions (note 26)	-	0.7	3.2
Pension and other employee benefit obligations (note 27)	36.0	37.1	26.4
Deferred tax liabilities (note 11)	21.2	10.8	16.5
Other non-current liabilities (note 28)	28.0	31.1	25.2
Current liabilities	**412.6**	**383.8**	**344.5**
Borrowings and debt (note 24)	43.0	32.1	53.9
Provisions (note 26)	11.0	15.1	10.8
Pension and other employee benefit obligations (note 27)	4.7	4.0	2.5
Trade payables (note 28)	163.4	146.4	142.9
Financial instruments at fair value (note 24)	28.0	35.3	-
Current tax liabilities (notes 11-28)	33.2	43.2	23.8
Other current liabilities (note 28)	129.3	107.7	110.6
Total liabilities and equity	**1,946.0**	**1,898.3**	**1,745.0**

* 2005 reported balance sheet figures are after applying the SoRIE amendment on recognition of actuarial gains and losses on employee benefit obligations.

** 2004 reported balance sheet figures are adjusted for the application of IAS 32 and 39 on financial instruments and after applying the SoRIE amendment on recognition of actuarial gains and losses on employee benefit obligations.

Consolidated Statement of Cash Flows

Before appropriation

(in millions of euros)	31/12/2006	31/12/2005'	31/12/2004'
Operating cash flow*	**321.7**	**305.9**	**291.7**
Operating cash flow before cost of debt and current tax charge	**469.7**	**438.4**	**406.8**
Inventories and work in progress	(37.4)	(24.7)	(12.4)
Trade receivables	(13.8)	3.6	(12.2)
Other receivables and miscellaneous items (excluding current tax charge)	(4.8)	(4.8)	(0.3)
Trade payables	14.7	3.5	14.3
Other liabilities and miscellaneous items (excluding current tax charge)	5.9	(4.7)	10.7
Change in fair value of derivatives	0.6	3.2	–
Change in operating working capital requirement	**(34.8)**	**(23.9)**	**0.1**
Cash flow from operating activities	434.9	414.5	406.9
Cost of net debt	0.2	3.8	7.3
Corporate income tax paid	(141.8)	(113.2)	(133.1)
Net cash flow from operating activities	293.3	305.1	281.1
Acquisitions of intangibles	(10.0)	(9.0)	(7.3)
Acquisitions of property, plant and equipment	(113.2)	(90.6)	(95.4)
Acquisitions of investments in associates	(11.1)	(18.9)	(17.2)
Acquisitions of other long-term investments	–	(24.3)	(12.0)
Amounts payable relating to non-current assets	5.7	(1.9)	0.8
Proceeds from sales of non-current operating assets	1.5	1.9	0.6
Proceeds from disposals of interests in consolidated companies	12.8	–	–
Proceeds from disposals of other long-term investments	15.6	–	–
Cash used in investing activities	(98.7)	(142.8)	(130.5)
Dividends paid	(95.0)	(76.5)	(64.8)
Purchases of treasury stock	(136.2)	(73.5)	(18.3)
Borrowings	6.9	6.5	13.2
Loan reimbursements	(12.4)	(14.4)	(24.3)
Other increase/(decrease) in equity	5.7	3.6	1.8
Cash used in financing activities	(231.0)	(154.3)	(92.4)
Effect of changes in the scope of consolidation	(2.9)	11.0	(2.2)
Effect of foreign exchange differences	(7.2)	0.4	(0.5)
Change in net cash position	(46.5)	19.4	55.5
Net cash position at 1 January**	584.7	565.3	509.8
Net cash position at 31 December**	538.2	584.7	565.3
Change in net cash position	(46.5)	19.4	55.5

* Calculation of operating cash flow

in millions of euros	31/12/2006	31/12/2005[1]	31/12/2004
Net income - Group's share	**268.4**	**247.0**	**213.9**
Depreciation and amortisation	54.3	47.4	49.4
Negative goodwill	(2.4)	-	-
Impairment losses	4.5	4.4	3.3
Derivatives marked to market	2.6	1.1	-
Currency gains/(losses) on fair value adjustments	7.0	(4.1)	-
Change in provisions	0.9	2.4	(1.6)
Share in net income/(losses) of associates	5.9	(0.2)	21.0
Minority interests	4.4	4.8	4.5
Capital gains/(losses) on disposals	(19.7)	(0.7)	1.0
Deferred tax	(3.0)	3.7	0.1
Other	(1.2)	0.1	0.1
Operating cash flow	**321.7**	**305.9**	**291.7**
Cost of net debt	(0.2)	(3.8)	(7.3)
Current tax charge	148.2	136.3	122.4
Operating cash flow before cost of net debt and current tax charge	**469.7**	**438.4**	**406.8**

** Reconciliation of net cash position at 31 December

in millions of euros	31/12/2006	31/12/2005[1]	31/12/2004[1]
Cash and cash equivalents	570.4	605.3	608.7
Bank overdrafts and current accounts in debit	(32.2)	(20.6)	(43.4)
Cash and cash equivalents	538.2	584.7	565.3

[1] 2005 reported operating cash flow has been adjusted for the impact of revaluation of liabilities and receivables denominated in foreign currencies. Net cash reported in 2005 for 2005 and 2004 has been restated to exclude borrowings.

Photo credits

Front cover: Camilla Akrans / Publicis EtNous.
Inside front cover: Photo of Eiffel Tower by Quentin Bertoux; Interpretation of "Paris" by Leila Menchari, Decorating Director, for the spring 2006 Hermès store décor.
Inside back cover: Vivian Ronay.
Pages 9, 12, 13: Quentin Bertoux.
P. 14: Roberto Frankenberg.
P. 15: Rights reserved.
P. 16, 18, 19: Studio des Fleurs.
P. 20: Patrick Burban.
P. 21: Philippe Lacombe.
P. 22: Didier Massard.
P. 23: Jacques Boulay.
P. 34: Jérôme Galland.
P. 35: Stéphanie Têtu /Rapho.
P. 38-39: Quentin Bertoux; interpretation of "Paris" by Leila Menchari, Decorating Director.
P. 40: Top, Gregoire Alexandre / bottom, Koto Bolofo.
P. 41: Top, Nathaniel Goldberg / bottom, David Sliper.
P. 42: Left, Vincent Gapaillard / right, Sabine Pigalle.
P. 43: Quentin Bertoux.
P. 44: Studio des Fleurs.
P. 45: Top, Vincent Gapaillard / bottom, Quentin Bertoux.
P. 46: Top, Quentin Bertoux / bottom, Studio des Fleurs (Regard de Paris scarf, designed by Bali Barret).
P. 47: Studio des Fleurs (Les toits de Paris scarf, designed by Dimitri Rybaltchenko).
P. 48: Claude Joray.
P. 49: Francois Goudier.
P. 50: Top, Grégoire Gardette / bottom, Werner.
P. 51: Studio des Fleurs.
P. 52: Jacques Boulay.
P. 53: Top, Quentin Bertoux / bottom, Vincent Gapaillard.
P. 54-55: Jacques Boulay.
P. 56: Top left, Martyn Thompson / top right, Jacques Boulay / bottom, Patrick Burban.
P. 57: Top, Stephen Hyde / centre, Éric Devert / bottom, Francois Goudier.
P. 59: Top, Denis Chapouillé/ bottom, Erwan Frotin.
P. 60: Left, Zingong Studio / right, Stéphanie Têtu.
P. 62: Quentin Bertoux (Ex-libris scarf in silk and zibeline).
P. 64: Top left, Dominique Cassan / top right, Massao Nishikawa / bottom, Bruno Clergue.
P. 65: Left, Yao Songxing / right, Massao Nishikawa.
P. 70: Quentin Bertoux.
P. 71: Yves Duronsoy.
P. 72: Left, Yves Duronsoy / right, Jérôme Galland.
P. 73: Jean-Marc Blache.
P. 74: Top, George Fessy / centre, Nicolas Bruant / bottom, Johannes von Saurma.
P. 75: Jacques Boulay.
P. 76: Satoshi Asakawa.
P. 77: Masao Nishikawa.
P. 78: Studio des Fleurs.
P. 79: Top, Alice Charbin / bottom, Aurélie Veyre.
P. 80: Jérôme Galland.
P. 81: Quentin Bertoux.
P. 82: Stéphanie Têtu.
P. 83: Top, Jérôme Galland / bottom, Erwan Frotin.
P. 84: Jérôme Galland.
P. 85: Left, Stéphanie Têtu / right, Masao Nishikawa.
P. 86: Left, Jérôme Galland / right, Michel Denancé.
P. 87: Quentin Bertoux.
P. 93: Jérôme Galland.
P. 96-97: Masao Nishikawa.

Illustrations

PP. 4-5, 6, 10-11, 29-31, 36, 39, 43-44, 46-48, 51-52, 54, 58, 62, 66-70, 75, 78, 88, 91-92, 94, 104: Emmanuel Pierre.
P. 95: Daniel Larriou, "Choreographic Figures", ink on paper, 1989.

An Editions Hermès® publication.
Creative design: Les Éditions Textuel.
Graphic design: Anne-Marie Bourgeois.
English layout: Cursives, Paris
Printed in France by KAPP, Évreux



AMF

In accordance with its General Regulations, and more specifically Article 212-13 thereof, the Autorité des Marchés Financiers (AMF) has registered this shelf-registration document, comprising Volume 1 and Volume 2 of the Annual Report, on 25 April 2007 under number R07-43. This document may be not used in support of a financial transaction unless accompanied by an offering circular approved by the AMF. It has been drafted by the issuer and is the responsibility of its signatories. This registration does not imply that the accounting and financial items shown have been verified by the AMF.

Hermès International
2006 Annual Report

Volume 2

Management Report
Consolidated and Parent Company Financial Statements
Additional Legal Information

Hermès International

Partnership limited by shares with share capital of €54,506,155.14 - Commercial and Company Register of Paris no. 572 076 396

24, rue du Faubourg-Saint-Honoré - 75008 Paris - Tel.: + 33 (0)1 40 17 49 20 - Fax: + 33 (0)1 40 17 49 21

Legal filing: 2nd quarter 2007 - ISBN 978-2-35102-030-2

Contents

Hermès International's annual report consists of two volumes:
- Volume 1: Introduction to the Group; Review of Operations;
- Volume 2: Management Report; Consolidated and Parent Company Financial Statements; Additional Legal Information.

Management Report Presented to the Combined General Meeting of 5 June 2007

Review of Operations

The Review of Operations appears on pages 28 through 69, and 94 and 95 in Volume 1 of the Annual Report.

Information on Investments

A list of companies whose head offices are located in French territory and in whose share capital the Company has a significant direct or indirect interest is provided in Note 34 of the Consolidated Financial Statements.

During 2006, Hermès International carried out a number of capital transactions with respect to the following directly- or indirectly-held subsidiaries:

– It acquired Manufacture de Haute Maroquinerie and ERM WHG, an Austrian company;

– Share issues were carried out by Hermès Australia (subscribed for by Hermès International) and by Saint-Honoré Shanghai (subscribed for by Herlee);

– It subscribed for a share issue carried out by Saint-Honoré (Bangkok), which is 49% owned by its subsidiary Hermès South East Asia, while retaining a constant ownership interest in Saint-Honoré;

– The assets of LMH Hong Kong Branch were transferred to La Montre Hermès Pacific Ltd;

– In the interests of rationalising and streamlining the Group's organisational structure, the companies Hermès Interactif, Virifran and GC Real Estate were dissolved without winding up and all of their corporate assets were transferred to Hermès International;

– Likewise, Hermès Holding US was merged with and into Hermès of Paris;

– SCI Auger Hoche acquired SCI Florian Mongolfier;

– In December 2006, the Group sold all of its shares in Leica Camera AG and half of its Leica Camera convertible bonds to ACM Projektentwicklung GmbH;

– La Montre Hermès acquired a minority stake in Vaucher Manufacture Fleurier.

Property

The Group owns its original head office at 24, rue du Faubourg Saint-Honoré and 19/21, rue Boissy d'Anglas in Paris (75008), which houses a part of the Faubourg store and offices.

The Group also leases office space near its head office under commercial lease agreements with third parties. It plans to terminate most of these leases in the short to medium term in order to consolidate its offices and to combine them into no more than three locations. For this purpose, during 2006, Hermès International entered into a nine-year commercial lease for a building located in the Faubourg-Madeleine district, and comprising approximately 5,800 square metres of floor area. It is scheduled to take possession on 1 January 2007.

The Group occupies some 19,000 square metres of office space in Paris.

Of the 252 Hermès exclusive retail outlets throughout the world, 145 are operated as branches. Most of these are rented under long-term commercial leases intended primarily to ensure the continuity of operations over time. The Group also owns certain stores in Paris (Faubourg and George V) Milan, Tokyo (Ginza), Seoul (Dosan Park) and Hong Kong (The Galleria).

It owns 26 of the 28 production units it operates (please refer to Volume 1, page 34 of the Annual Report for further details). At the end of 2006, Hermès production units occupied an aggregate floor area of over 200,000 square metres. The largest site is the leather goods factory in Pantin, which comprises approximately 24,000 square metres.

The Group also owns a 21,000 square metre logistics centre in the Paris area.

ENERGY CONSUMPTION

• Water consumption
(m³)


568,567
488,180
450,235
387,313
338,071
2002
2003
2004
2005
2006

• Breakdown of water consumption by sector - 2006 (m³)


Perfumes
Tanning
Leather goods
Textiles
Crystal
Porcelain
Silversmithing and jewellery
Watches
Footwear
Logistics

• Electricity consumption
(MWh)


21,822
25,321
27,965
31,786
33,147
2002
2003
2004
2005
2006

• Breakdown of electricity consumption by sector - 2006 (MWh)


Porcelain
Crystal
Perfumes
Tanning
Leather goods
Silversmithing and jewellery
Watches
Footwear
Logistics
Textiles

• Gas consumption
(MWh)


63,135
69,995
68,689
69,822
71,536
2002
2003
2004
2005
2006

• Breakdown of gas consumption by sector - 2006 (MWh)


Watches
Porcelain
Crystal
Perfumes
Tanning
Silversmithing and jewellery
Footwear
Logistics
Textiles
Leather goods

PRODUCTION SITES

The Environment Network created in 2003 now comprises ten team leaders, or Sector Environmental Officers. A list of the sites covered by each Officer is shown below.

Sector	Company name *(production site)*
Saddlery-Leather Goods	Hermès Sellier *(Faubourg, Pantin-Pyramide, Pantin-CIA, Pierre-Bénite)* Nehel-Avril-Morio & Patte *(Paris)* Maroquinerie de Sayat *(Sayat)* Manufacture de Haute Maroquinerie *(Aix-les-Bains)* Maroquinerie de Belley *(Belley)* Maroquinerie des Ardennes *(Bogny-sur-Meuse)* La Manufacture de Seloncourt *(Seloncourt)* La Maroquinerie Nontronnaise *(Nontron)* Ganterie de Saint-Junien *(Saint-Junien)*
Tanning	Gordon-Choisy *(Montereau)*
Textiles	Ateliers A.S. *(Pierre-Bénite)* SIEGL *(Le Grand-Lemps)* Bucol *(Bussières, Pierre-Bénite)* Compagnie des Étoffes d'Ameublement *(Saint-André-le-Gaz)* Le Crin *(Le Mans)* Société Nontronnaise de Confection *(Nontron)* Établissements Marcel Gandit *(Bourgoin-Jallieu)*
Perfumes	Comptoir Nouveau de la Parfumerie *(Le Vaudreuil)*
Tableware/Crystal	Cristalleries de Saint-Louis *(Saint-Louis-lès-Bitche)*
Tableware/Porcelain	Compagnie des Arts de la Table *(Nontron)*
Silversmithing and jewellery	Hermès Sellier *(Pantin)* Compagnie des Arts de la Table *(Pantin)*
Watches	La Montre Hermès *(Biel)*
Footwear	John Lobb *(Paris, Northampton)*
Administration and Logistics	Hermès Sellier *(Paris, Pantin, Bobigny)*

RESULTS BY SECTOR

LEATHER GOODS

• Figures

	2002	2003	2004	2005	2006
Water (m^3)	29,000	31,000	33,000	35,000	29,100
Electricity (MWh)	4,408	4,750	5,684	8,459	9,239
Gas (MWh)	3,222	3,127	4,403	6,675	7,758
Fuel oil (MWh)	n/a	n/a	n/a	1360	1,752
OIW (t)	n/a	n/a	519	544	685
HIW (t)	n/a	n/a	18	15	18
Activity level (*) (2002 = base 100)	100	109	114	123	144

* Hours of production.
n/a: not available.

Leather goods production increased significantly in 2006, with an 18% rise, following the acquisition of Manufacture de Haute Maroquinerie in Aix-les-Bains and the addition of new craftsmen at all our production sites.
The Nehel staff were relocated to the Avril-Morio et Patte facility on Faubourg Saint-Antoine in Paris in an effort to streamline logistics and to combine the support teams.
The Pierre-Bénite cutting facility, opened in September 2005, became fully operational in 2006.

• Water

Water consumption, which is almost entirely related to washroom use, remained low. The appreciable decline in 2006 was the result of a change in the scope of operations at the Pantin-Pyramide facility.
At the Pierre-Bénite site, a large leak was repaired mid-year on the underground water pipes that supply the automated sprinkler system.
At Bogny-sur-Meuse, water use was cut back by shortening the weekly tests on the fire sprinkler pump.

• Energy

Energy use (electricity, gas and fuel oil) rose 13% in MWh due to the significant expansion of the Leather Goods production area and the attendant gradual increase in workforce in 2006, following the acquisition of Manufacture de Haute Maroquinerie.

• Waste

Staff training on waste sorting continued, and the requisite resources were purchased. Dumpsters were installed at Pierre-Bénite for recycling the wooden palettes used to transport hides to the new cutting facility.
The volume of HIW increased, in part owing to the improved sorting of contaminated waste.
A portion of the leather scraps from the cutting facility, which make up the bulk of OIW, is recycled.

• Air

Following a series of studies, we were able to substitute water-based adhesives for a higher proportion of solvent-based glues. After conducting tests in the beginning of 2006, we identified a second supplier of water-based adhesives in order to broaden the range of possible applications.

• Carbon Audit

A carbon audit was carried out at the Pierre-Bénite production works. A number of features of this recently built facility may be examined under a carbon audit, including the cutting, table and logistics activities, individual and motorised transportation, and new building.
An action plan will be developed in 2007 based on the results of the carbon audit.

• **Audits**

Audits were carried out at the following leather goods production sites in 2006 to assess workplace health and safety at each facility and its impact on the environment: Maroquinerie Nontronnaise, Ganterie de Saint-Junien, the Pantin-CIA facility, the Pantin-Pyramide facility and the Nehel-Avril-Morio et Patte complex.

TEXTILES

Each textile site applies its own environmental policy based on a programme drawn up at the beginning of the year with the Sector Environmental Officer. The amount invested on environmental improvement totalled €182,000 in 2006.

• **Figures**

	2002	2003	2004	2005	2006
Water (m^3)	405,000	330,000	312,000	263,000	235,000
Electricity (MWh)	8,097	8,296	8,974	9,282	9,887
Gas (MWh)	22,349	21,730	23,168	22,448	22,111
OIW (t)	317	239	243	308	346
HIW (t)	176	181	280	279	260

• **Water**

At Ateliers A.S., water consumption declined by 20% between 2004 and 2006, reflecting the efficiency of the new frame and blade washing machinery, an enhanced maintenance protocol on the older equipment, and a comprehensive effort to trace and repair leaks.

Water consumption at SIEGL decreased by 22% between 2005 and 2006, bringing the total reduction over the past five years to 71%. The installation of a more powerful drill pump in 2005 and of a 150m^3 water storage tank enabled the company to stop pumping river water. Since faster maintenance can now be provided, any eventual pump breakdown would not result in production downtime. River water is therefore only pumped as an emergency backup measure. The pumping process was enhanced, with a retention system, warning levels and monthly readings on the depth of the water table.

• **Energy**

The increase in energy consumption at Établissements Marcel Gandit was due to the installation of new machinery and to additional air conditioning needed for computer equipment.

At Ateliers AS, it was in large part attributable to the operation of the wastewater tank. A task force was set up to reduce energy consumption.

Metering equipment has been installed at Bucol to fine-tune our analyses.

• **Pollutant Releases**

SIEGL reduced the chemical oxygen demand (COD) in its wastewater by 33% in 2006. This was achieved by installing a new immersed aerator in the wastewater treatment facility and through systematic measures to recover waste products from stripping and sizing baths. Wastewater quality is closely monitored by the automatic system in the lagoon. These efforts follow the acquisition in 2005 of new-generation equipment that removes ink before printing frames are cleaned. In January 2006, they earned SIEGL first prize for the most innovative environmental policy from the Nord-Isère Chamber of Commerce and Industry.

Two studies on wastewater treatment were carried out at SIEGL: a feasibility study on the possibility of hooking up wastewater to the community treatment plant and another on the possibility of in-house treatment incorporating water recycling.

One of these two treatment solutions is to be adopted at the beginning of 2007.

A homogenisation tank was installed at Ateliers AS in 2005 to lower the temperature of the wastewater and to neutralise the pH level. The tank has two hydro-ejectors, which help keep COD levels below the level specified by regulations. The effectiveness of this system was confirmed in 2006.

• Waste

At most sites, waste is sorted internally and the recycling rate ranges from 50% to 88%. Special waste-related posters at the various sites outline the rules by which waste must be sorted.

The ink waste reduction programme at Ateliers A.S. cut waste production by 34 tonnes in 2006, generating savings of €62,000.

Accidental pollution is prevented through routine removal of hazardous industrial waste. At Ateliers AS, a covered HIW storage area with an exterior retention barrier was erected in late 2006.

In addition, a special storage area for flammable chemicals was built in December 2006. All flammable or corrosive products are stored in this secure area and only the quantities required for each day's production are kept in the workshops.

At Gandit, a secure storage facility for flammable chemicals was built in December 2006.

Audits of the main waste removal companies used by the various sites began at the end of 2005 and continued in 2006.

As part of its national campaign, the regional Department of the Environment carried out a spot inspection at SIEGL in June 2006. The facility was found to be fully compliant with all applicable standards.

All textile production sites are working towards gradually replacing certain chemicals with safer substitutes to reduce pollution risks.

• Air

Air quality measurements were carried out at SIEGL in 2006. Emissions comply with the applicable regulations and are far below the authorised limits.

• Landscape

Each site factors landscaping considerations into its environmental policy. In 2006, the focus was on the choice of weed-killers applied.

• Communications

Personnel training in environmental issues continued at all facilities, through site visits, meetings to raise staff awareness (mainly with Works Council members), an ongoing poster campaign and appropriate signposting.

Ateliers A.S. and SIEGL hold regular meetings with all parties concerned, including the regional Department of the Environment, the water quality agency, local government and the fishing federation, in a climate of mutual trust.

PERFUMES

During 2006, the Vaudreuil site focused its environmental investment on energy and waste management systems.

• Figures

	2002	2003	2004	2005	2006
Water (m^3)	6,966	8,489	6,858	9,964	6,251
Electricity (MWh)	836	895	951	1,051	1,206
Gas (MWh)	2,458	2,530	2,340	2,258	2,372
Fuel oil (MWh)	n/a	0.8	0.8	0.8	0.8
OIW (t)	341	428	336	363	426
HIW (t)	84	66	105	31	46
Activity level * (2004 = base 100)	n/a	n/a	100	128	160

* Volume of perfumes produced.
n/a: not available.

• **Water**

Water consumption has declined 9% since 2004, even though production increased 60% over the same period.

In 2006, water consumption reached its lowest level since 2002. This was achieved mainly by replacing wastewater vacuum pumps with individual electric vacuum pumps installed on each machine at the end of 2005 and by installing motion-sensing taps in the washrooms.

• **Energy**

Growth in gas consumption was held down to 5% following the installation of a new temperature regulation system in the workshops at the end of 2005.

The 15% rise in electricity consumption between 2005 and 2006 was due to the increase in production and to the installation of an air conditioning system at our packaging and production facilities.

Timers were placed on the lights in the packaging facility and the storage houses, limiting the increase in energy use, even though the facility operated on double shifts over more than eight months of the year, compared with six months in 2005.

• **Waste**

The increase in OIW is commensurate with the increase in production.

With the aid of a new service provider, roughly twenty tonnes of blister packaging were recycled and reclaimed over the year.

• **Air**

The amount of volatile organic compounds (VOC) in the air was measured in 2006. The reading revealed a VOC level of 0.24%, far below the 5% recommended maximum for the perfume industry. Ethanol comprises the bulk of VOCs. It is not bio-cumulative and poses no measurable threat to fauna and flora. It disperses rapidly and is highly biodegradable.

• **Communications**

Employee awareness of environmental matters is promoted by conducting regular educational seminars on waste sorting carried out directly on the packaging lines, and by posting instructional signs. A waste agreement was signed with the Seine-Eure local authority in 2004.

• **Audit**

A complete audit was carried out in 2006 to assess the workplace health and safety at the facility and its impact on the environment. An action plan was developed based on the results and improvements were implemented consistently over the year.

TANNING

• **Figures**

	2002	2003	2004	2005	2006
Water (m^3)	71,160	66,170	49,158	41,463	40,217
Electricity (MWh)	393	434	473	551	592
Gas (MWh)	1,602	1,542	1,573	1,558	1,624
Fuel oil (MWh)	n/a	270	288	270	0
OIW (t)	125	115	120	92	120
HIW (t)	31	60	174	83	91
Activity level* (2002 = base 100)	100	80	99	108	112

* Units tanned.
n/a: not available.

• **Water**

At the Gordon-Choisy tannery, total water consumption was reduced by 18% between 2004 and 2006 despite a 13% increase in production over the

period. This was due to the installation of two systems: a water treatment plant (in mid-2003), which required the facility to restrict its use of process water to avoid exceeding daily treatment capacity, and three new-generation tanning drums installed in 2005 and 2006, which decreased the amount of water used in tanning baths.

• **Energy**

The oil-fired air heater used to dry hides was replaced by a gas heat exchanger that can be modulated, thereby eliminating the need for fuel oil heating.

• **Air**

A new automatic spraying chamber that filters out gas emissions was installed in mid-2006.

• **Waste**

The amount of HIW was unusually high in 2004 because of two one-time operations: sludge removal from the water treatment plant and cleaning of the old settling tank. The 2005 and 2006 figures represent the standard amount of waste production by the water treatment plant.

A complete overhaul of the waste management system that began in 2005 was completed in 2006. OIW increased over the year as certain waste products were stored while awaiting implementation of the new sorting procedure. Personnel received training in waste sorting practices.

• **Carbon Audit**

A carbon audit was carried out in 2006 at the Gordon-Choisy site in conjunction with CTC (Centre technique du cuir). An action plan based on the results of the audit will be devised in 2007.

• **Audit**

A full audit was carried out in 2006 to assess workplace health and safety at the facility and its impact on the environment. Action plans for the site were developed based on the audit findings.

CRYSTAL

In 2006, the crystal facility completed the installation of a waste process water settling tank, and built a cullet-storage platform at the rear of the main hall. The total cost of these improvements came to €161,000.

• **Figures**

	2002	2003	2004	2005	2006
Water (m^3)	51,000	49,000	40,358	18,548	21,553
Electricity (MWh)	6,808	6,982	6,818	7,510	7,928
Gas (MWh)	33,306	36,387	32,992	33,337	33,300
OIW (t)	159	166	162	148	136
HIW (t)	856	1,126	761	1,084	1,714
Of which recycled/ reclaimed (t)	645	944	508	767	1,434
Activity level* (2002 = base 100)	100	105	97	118	124

* Tonnes of melted crystal.

• **Water**

The recycling system on the crystal melt cooling circuit, installed in the second half of 2004, proved its effectiveness in 2005 by slashing the facility's water consumption in half (or by some 20,000 cubic metres).

In 2006, consumption increased by 16% relative to 2005, mainly because of the addition of a new production line that makes items requiring technical cleaning.

• **Pollutant Releases**

To complete the water conduit separation programme initiated in 2001 with support from the water quality agency, a permanent 80m² settling tank was installed, allowing for wastewater circulation at a distance of over 40 metres. It reduced the suspended particulate matter in wastewater by 72%, bringing it far below the levels required by the applicable environmental standards.

Water from the chemical polishing and etching processes is neutralised with lime and filtered before it is released into the environment. Sludge is removed to an approved discharge site.

Processing of ammonia-rich water from the rinsing stage of the chemical etching process, which has the greatest environmental impact, is outsourced to a specialist.

A new cullet-storage platform was erected in the rear portion of the main hall. It is designed to channel runoff and prevent any possibility of leaching.

• **Energy**

The 5% rise in electricity consumption is commensurate with the increase in production levels.

• **Gas Releases**

Gases released by the tank furnace are filtered. Gas emissions from raw materials in silos, and from composition, polishing and chemical etching are similarly treated. All filtering operations are inspected once a year by an external organisation. Atmospheric emissions comply with applicable regulations.

The vacuum system installed in the cutting shop in 2005 enhanced health and safety conditions in the workplace in 2006.

• **Waste**

Improved sorting of cullet at source (waste fragments of crystal) increased the percentage of cullet that is reused in production.

SILVERSMITHING AND JEWELLERY

• **Figures**

	2002	2003	2004	2005	2006
Water (m^3)	2,607	547	632	706	792
Electricity (MWh)	133	131	180	179	187
Gas (MWh)	14.4	16	18.6	17.4	18.3

• **Energy**

Energy consumption at Compagnie des Arts de la Table (Puiforcat) in 2006 was proportional to its activity.

The unusually high water consumption in 2002 was due to a leak in the system, which was repaired at the end of that year.

• **Pollutant Releases**

In 2005, two major changes were made in the treatment of water used for electroplating baths in order to improve the quality of the liquids. A closed-circuit resin-based recycling system for electroplating baths was installed in the prototype department. A specialized compagny was brought in to regenerate the filtration resins of the electroplating bath and to recycle the used bath liquids at the Puiforcat facility.

Since 2003, the chemicals have been stored in special cabinets and the baths are now installed on retention tanks.

• **Audit**

An audit was carried out in the Puiforcat workshops and the prototype department in 2006 to assess workplace health and safety and the facilities' impact on the environment.

PORCELAIN

The main activities at the Nontron site are the decoration of plain porcelain and the production of enamelled bracelets. Production increased by 20% in 2006.

• Figures

	2002	2003	2004	2005	2006
Water (m^3)	1,200	1,400	2,570	1,280	1,010
Electricity (MWh)	721	790	706	732	801
Gas (MWh)	0	157	380	487	447
Fuel oil (MWh)	n/a	n/a	n/a	56	73
OIW (t)	n/a	n/a	72.74	73.7	88
HIW (t)	n/a	n/a	0.4	n/a	0.6
Activity level* (2004 = base 100)	n/a	n/a	100	112	133

* Number of finished products produced
n/a: not available.

• Water

The high water consumption in 2004 was due to a leak under the concrete slab in the workshop. Repairs were made in early 2005. Since then, water consumption has stabilised.

• Energy

The rise in energy consumption reflected the 20% increase in activity.
Gas is used for heating purposes exclusively.

• Audit

An audit to assess workplace health and safety at the facility and its impact on the environment was carried out in 2006. It encompassed the new enamel bracelet production activity.

WATCHES

The factory at Biel, built in 1999, is dedicated to watch assembly. It complies with Switzerland's stringent environmental standards at the community, canton and federal levels.

• Figures

	2002	2003	2004	2005	2006
Water (m^3)	1,100	900	1,700	602	742
Electricity (MWh)	211	253	271	301	323
Unreclaimed OIW (t)	6	6	6	6	12
Reclaimed OIW (m^3)	50	50	50	55	60
HIW (kg)	n/a	n/a	n/a	15	20
Activity level* (2003 = base 100)	n/a	100	98	102	129

* Number of finished products produced
n/a: not available.

• Water

A water leak caused by a flaw in the heating system was repaired in September 2004.
Water consumption rose 23% in 2006, attributable in part to an increase in staff following the integration of a leather watch strap production facility.

• Energy

The 7% rise in electricity consumption was due to the addition of a new leather workshop that uses cutting machinery.

• Waste

Reclamation of ordinary industrial waste (OIW) primarily involves recycling paper and cardboard items. The volume of this waste increases in proportion to activity.
Non-reclaimed waste refers to household waste. The 20 kilograms of hazardous industrial waste (HIW) corresponds to used batteries that are col-

lected and dispatched to a specialised treatment facility.

FOOTWEAR

• Figures

	2002	2003	2004	2005	2006
Water (m^3)	n/a	n/a	500	742	520
Electricity (MWh)	215	258	231	234	233
Gas (MWh)	n/a	n/a	175	255	257

n/a: not available.

LOGISTICS

The new logistics centre began operations in 2003. In early 2007, the facility obtained ISO 9001 quality certification upon completion of the process initiated in 2006.

• Figures

	2003	2004	2005	2006
Water (m^3)	163	3,700	16,000	2,800
Electricity (MWh)	2,532	3,677	3,487	2,751
Gas (MWh)	4,281	3,639	2,834	3,648

• Water

Water consumption returned to a normal level following the repair of a leak in the underground water mains in May 2005.

• Energy

Night-time security lighting at the warehouses was fitted with motion sensors and is now activated only when movement is detected, thereby reducing electricity consumption.

EMPLOYEES

During 2006, to accommodate its expanding business, Hermès increased its headcount by 11% to 6,825 employees at 31 December 2006. More than 46% of staff members have been with the company for less than five years.

The production sector added 438 new employees in 2006. Of these, 176 are saddlery and leather goods craftsmen who work at Manufacture de Haute Maroquinerie, which the Group acquired early in the year.

The headcount in the Perfumes sector climbed by more than 15%, driven by robust business growth. The opening of new stores in Benelux, Switzerland, the US, China, South Korea, Thailand and Japan, together with the takeover of concessionaires in Italy and Switzerland resulted in a 6% rise in staff in the distribution segment.

The Group has 4,349 employees in France, 47% of them in the Paris area and 53% in the regions. In the rest of the world, Hermès' workforce breaks down as follows: 668 employees in the rest of Europe, 443 in the Americas, 630 in Asia Pacific (excluding Japan) and 735 in Japan.

Production and distribution staff account for 44% and 39% of the workforce, respectively.

Women make up 67% of total staff and are well-represented at all levels throughout the Group. 55% of the Group's managers are female.

The age pyramid remained unchanged, with an average age of 38 spread evenly throughout the various geographic regions except for Asia, where the average age is slightly younger.

	Permanent active paid headcount
France	4,349
Europe (excl. France)	668
Americas	443
Asia-Pacific	630
Japan	735
Total	**6,825**

Breakdown of workforce by job category


Support
17 %
Production
44 %
Sales
39 %

Breakdown of workforce by region


Japan 11%
Americas 6%
Asia-Pacific (excl. Japan) 9%
Europe (excl. France) 10%
France 64%

Analysis of workforce by gender and managerial status


70%
55%
45%
30%
Women
Men
Managerial
Non-managerial

Length of service


Over 20 years
9%
15-20 years
10%
10-15 years
10%
5-10 years
24%
3-5 years
14%
1-3 years
18%
1 year or less
15%

Age pyramid


Over 60
2%
55-60
6%
50-55
8%
45-50
10%
40-45
14%
35-40
18%
30-35
18%
25-30
16%
25 and under
8%

WORK TIME ORGANISATION

Hermès relies on temporary employees to fill in during seasonal events such as fashion shows, sales and holidays, or to replace permanent employees who are absent. Despite the significant increase in headcount, the absenteeism rate dropped to 4% in 2006 and the number of full-time equivalent employees hired under fixed-term contracts or as temporaries was stable, at 527.

In Japan, where working overtime is a local practice, overtime hours amounted to 45 full-time equivalents for the year. For the rest of the Group, overtime was stable and accounted for about 2% of the total permanent workforce.

Hermès complies with worktime laws in every country where it operates, and hires part-time workers both for organisational reasons and in order to meet employees' needs to maintain a balance between their career and their private life.

EMPLOYEE SUPPORT ACTIVITIES

The total amount paid to Works Councils for employee support activities increased once again this year, as shown in the table below.

(in thousands of euros)	2005	2006
Employee support activities	€841,351	€932,341

EMPLOYMENT OF DISABLED WORKERS

The Group had 58 disabled workers France in 2006.

GENDER EQUALITY

Women make up 67% of the total workforce and are well-represented at all levels throughout the Group, in all sectors (production and distribution) and in all employee representative organisations. This reflects Hermès' real commitment to maintaining gender equality in the workplace, in France and in the rest of the world.

PROFESSIONAL REPRESENTATION

Hermès strives to build quality relationships and to promote dialogue between employees and management. In the conviction that everyone stands to gain by sharing in the Company's profits and growth, Hermès offers many incentive schemes and profit sharing plans each year.

(in thousands of euros)	Incentive schemes	Profit sharing
2000	3,581	7,474
2001	5,285	9,519
2002	5,594	10,171
2003	5,716	10,271
2004	5,486	10,459
2005	6,063	11,039
2006	7,518	12,273

REMUNERATION

The Group's aggregate payroll amounted to €235 million, plus €75 million for payroll taxes and employer contributions, €19.5 million for incentive schemes and profit-sharing and approximately €1 million for employee support activities.

The rise in payroll costs (adjusted for the currency impact) reflects increases in both headcount and salaries in all geographical areas.

Over the past several years, Hermès' commitment to reward employee performance at the collective and individual levels is evidenced by the increase in variable compensation at both levels, with the signature of new profit-sharing and incentive scheme agreements.

Salaries are determined primarily by employee qualifications and local job market factors. The Group's remuneration policy aims to offer competitive compensation packages that reward employees for developing their skills while ensuring that everyone receives equal pay for equal work.

COMPOSITION AND OPERATION OF THE ADMINISTRATIVE, EXECUTIVE AND SUPERVISORY BODIES

The composition of the corporate bodies and an overview of their operation are provided in Volume I, pages 12 to 15 of the Annual Report.

Pursuant to a decision dated 14 February 2006, the active partners duly noted that Mr Jean-Louis Dumas had tendered his resignation as Executive Chairman of Hermès International, effective as of 31 March 2006.

Furthermore, the active partners duly noted that pursuant to Article 14-4 of the Articles of Association, following his resignation as Executive Chairman, Mr Jean-Louis Dumas ceased to be an active partner of Hermès International as of the effective date of his resignation.

Lastly, after polling the Supervisory Board members, who voted in favour of this decision, the active partners resolved to appoint Émile Hermès SARL as Co-Executive Chairman of Hermès International effective as of 1 April 2006. Émile Hermès SARL co-manages the Group alongside Mr Patrick Thomas.

We hereby notify you that Mr Jean-Claude Rouzaud tendered his resignation as Supervisory Board member effective as of 27 November 2006. At its meeting of 24 January 2007, the Supervisory Board decided to co-opt Mr Robert Peugeot to replace Mr Rouzaud as Supervisory Board Member, subject to ratification of this appointment at the next General Meeting.

INFORMATION ON CORPORATE EXECUTIVE OFFICERS AND SUPERVISORY BOARD MEMBERS

The Executive Chairmen, active partners and Supervisory Board members are domiciled at the Company's registered office.

Executive Chairmen

Mr Patrick Thomas, 60, is not related to the Hermès family. He served as Managing Director of Hermès International from 1989 until 1997. He was Chairman of the Lancaster Group from 1997 until 2000 and Chairman and Chief Executive Officer of William Grant & Sons of the UK from 2000 until 2003.

He rejoined the Hermès Group on 15 July 2003 as Managing Director of Hermès International and was appointed Executive Chairman on 15 September 2004.

He holds full legal title to 4,503 Hermès International shares.

His term of office as Executive Chairman is unlimited.

Émile Hermès SARL (see section on active partners below).

Active Partners

Émile Hermès SARL is a *société à responsabilité limitée à capital variable* (limited company with variable capital). Its partners are the direct descendants of Mr Émile Hermès and his wife. Émile Hermès SARL's Executive Chairman is Mr Jean-Louis Dumas, a grandson of Émile Hermès. The company is governed by a Management Board. Émile Hermès SARL's primary corporate purpose is to serve as an active partner of Hermès International.

Émile Hermès SARL has been an active partner of Hermès International since 27 December 1990. It was appointed Co-Executive Chairman on that date and held that office until 31 December 1994. Émile Hermès SARL was again appointed Co-Executive Chairman of Hermès International on 1 April 2006.

Émile Hermès SARL holds full legal title to 75,000 Hermès International shares.

It does not now hold nor has it in the past held any offices in any other company.

Supervisory Board

Mr Jérôme Guerrand, 62, a direct descendant of Mr Émile Hermès, has served as Chairman of the Supervisory Board since 27 December 1990.
He is the beneficial owner of 1,565,730 Hermès International shares, holds full legal title to 295,572 shares and is the bare owner of 3,600,000 shares.
His term of office as Member of the Supervisory Board will expire at the end of the Annual General Meeting convened to approve the financial statements for 2007.

Mr Maurice de Kervénoaël, 70, is not related to the Hermès family. He has been a Member of the Supervisory Board since 3 June 2003 and previously held that office from 1995 until 2001. He was appointed Vice-Chairman of the Supervisory Board on 2 June 2005. Mr de Kervénoaël has also served as Chairman of the Audit Committee since its inception.
He is currently the Executive Manager of MDK Consulting.
He holds full legal title to 303 Hermès International shares.
His term of office as Member of the Supervisory Board will expire at the end of the Annual General Meeting convened to approve the financial statements for 2007.

Mr Ernest-Antoine Seillière, 69, is not related to the Hermès family. He has been Vice-Chairman of the Supervisory Board since 2 June 2005 and a Member of the Supervisory Board since 31 May 1995. He has also served as Chairman of the Remuneration Committee since its inception.
Mr Seillière has served as Chairman of the Supervisory Board of Wendel Investissement since 31 May 2005 and as Chairman of the Board of Directors and Managing Director of that company before it was converted to its current corporate form.
He holds full legal title to 30 Hermès International shares.
His term of office as Member of the Supervisory Board will expire at the end of the Annual General Meeting convened to approve the financial statements for 2007.

Mr Frédéric Dumas, 61, is a direct descendant of Mr Émile Hermès. He has served as a Member of the Supervisory Board since 2 June 2005. He is a commercial photographer.
He holds full legal title to 30 Hermès International shares.
His term of office as Member of the Supervisory Board will expire at the end of the Annual General Meeting convened to approve the financial statements for 2007.

Miss Julie Guerrand, 32, is a direct descendant of Mr Émile Hermès. She has been a Member of the Supervisory Board since 2 June 2005. She has also been a member of the Audit Committee since its inception.
From 1998 until 2006, Miss Guerrand served first as Executive Assistant, then as Authorised Representative and later Assistant Director of the Financial Affairs Department (mergers and acquisitions counsel) at the Rothschild & Cie investment bank.
Since March 2007, she has been Director of Equity Investments at Paris Orléans, a holding company listed on Euronext and controlled by the French branch of the Rothschild family.
She holds full legal title to 14,325 Hermès International shares and is the bare owner of 521,910 shares.

Her term of office as Member of the Supervisory Board will expire at the end of the Annual General Meeting convened to approve the financial statements for 2007.

Mrs Agnès Harth, 62, is a direct descendant of Mr Émile Hermès. She has been a Member of the Supervisory Board since 2 June 2005.
She has served as Director of Design and Heritage at Puiforcat (Compagnie des Arts de la Table) since 1996.
Mrs Harth is the beneficial owner of 240,000 Hermès International shares and holds full legal title to 3,701,481 shares.
Her term of office as Member of the Supervisory Board will expire at the end of the Annual General Meeting convened to approve the financial statements for 2007.

Mr Renaud Momméja, 45, is a direct descendant of Mr Émile Hermès. He has been a Member of the Supervisory Board since 2 June 2005.
He served as Advertising Director at BMW France from 2000 until 2001, as Marketing Director at Carat Local Agence Conseil Media from 2001 until 2003, and as Director of Carat Sud-Ouest from 2003 until 2004.
Mr Momméja is Associate Director of Marand Momméja Associés Marketing Consultants.
He holds full legal title to 121,035 Hermès International shares and is the beneficial owner of 365,610 shares.
His term of office as Member of the Supervisory Board will expire at the end of the Annual General Meeting convened to approve the financial statements for 2007.

Mr Robert Peugeot, 57, is not related to the Hermès family. He was co-opted as a Member of the Supervisory Board of Hermès International on 24 January 2007. From 1998 until January 2007, he was Executive Vice President, Innovation and Quality, at the PSA Peugeot Citroën Group and Member of that group's Executive Committee.
He has served as Chairman and Chief Executive Officer of FPP (Société Foncière, Financière et de Participations) since December 2002 and as Supervisory Board member of Peugeot SA since February 2007.
He holds full legal title to 10 Hermès International shares.
Subject to ratification of his appointment by the shareholders, his term of office as Supervisory Board Member will expire on the date on which all Supervisory Board members will stand for re-election, that is, at the end of the Annual General Meeting convened to approve the financial statements for 2007.

Mr Éric de Seynes, 47, is a direct descendant of Mr Émile Hermès. He has been a Member of the Supervisory Board since 2 June 2005. He has also been a member of the Audit Committee since its inception.
Until 2001, he served as Sales and Marketing Director at Yamaha Motor France and as a member of Yamaha Motor Europe's Marketing, Distribution and Product Development Coordination Committees.
He is currently Chairman of the Option Group, of Option Organisation and of Option Sport Événements, which is active in advertising sales, trade show organisation and sports events planning.
He holds full legal title to 3 Hermès International shares.
His term of office as Member of the Supervisory Board will expire at the end of the Annual General Meeting convened to approve the financial statements for 2007.

CORPORATE APPOINTMENTS AND OFFICES HELD BY THE EXECUTIVE CHAIRMEN AND SUPERVISORY BOARD MEMBERS AT ANY TIME DURING THE PAST FIVE YEARS

A list of all corporate appointments and offices held by each Executive Chairmen and Supervisory Board member over the past five years is provided in the annexes to the Management Report (pages 66 to 72).

REMUNERATION OF CORPORATE EXECUTIVE OFFICERS AND SUPERVISORY BOARD MEMBERS

The Executive Chairmen and the members of the Supervisory Board are shareholders and as such, they received a dividend of €2.50 per share in 2006 (before the three-for-one stock split).

Executive Chairmen

Each Executive Chairman has the right to receive certain remuneration under Article 17 of the Articles of Association, and may also receive additional remuneration, the maximum amount of which is determined by the Ordinary General Meeting with the unanimous approval of the active partners.

The gross annual remuneration of each Executive Chairman under the Articles of Association is capped at 0.20% of the Company's consolidated income before tax for the previous financial year. Within the limits set forth herein, the Management Board of the active partner Émile Hermès SARL determines the effective amount of the annual remuneration authorised by the Articles of Association payable to each Executive Chairman.

After unanimous approval by the active partners, the Ordinary General Meeting of 31 May 2001 decided to allocate to each Executive Chairman gross annual remuneration, in addition to the remuneration authorised by the Articles of Association, up to a maximum of €457,347.05. This ceiling is indexed each year, but it can only be adjusted upwards. Since 1 January 2002, this amount has been indexed to growth in the Company's consolidated sales for the previous financial year at constant exchange rates and on the same scope of consolidation, by comparison with sales for the next to last financial year. The Management Board of Émile Hermès SARL, Active Partner, sets

Gross annual remuneration paid to Executive Chairmen	Rem. authorised by Articles of Association		Additional remuneration	
	2006	2005[1]	2006	2005
Mr Jean-Louis Dumas	€193,767	€683,384	€169,103	€630,393
Fixed component	€0	€0	€157,598	€563,354
Variable component	€193,767	€683,384	€11,505	€67,039
Exceptional component	€0	€0	€0	€0
Mr Patrick Thomas[2]	€775,068	€683,384	€676,412	€630,393
Fixed component	€0	€0	€630,393	€563,354
Variable component	€775,068	€683,384	€46,019	€67,039
Exceptional component	€0	€0	€0	€0
Émile Hermès SARL[2]	€581,301		€507,309	
Fixed component	€0		€472,794	
Variable component	€581,301		€34,515	
Exceptional component	€0		€0	

1. Management Board decision of 20 March 2001.
2. Management Board decision of 21-22 March 2006.

the effective amount of the annual additional remuneration payable to the Executive Chairman within the limits of the ceiling defined herein.

The Management Board of Émile Hermès SARL now fixes the effective additional annual remuneration authorised by the Articles of Association and payable to the Executive Chairmen each year. Their remuneration for the past two years are specified in the table page 29.

Each year, the Remuneration Committee of the Supervisory Board of Hermès International is responsible for ascertaining that compensation paid to the Executive Chairmen complies with the provisions of the Articles of Association and the decisions made by the active partners.

In consideration for their service as executives of the Company, in 2005 and 2006. Hermès International paid the Executive Chairmen the gross remuneration shown in the table on page 29.

Mr Patrick Thomas is eligible for the top-up pension scheme for management that was instituted in 1991. Under this scheme, he will receive annual payments calculated based on years of service and annual remuneration. The payments amount to a percentage of remuneration for each year of service. Mr Thomas is also eligible for the supplemental defined-contribution pension plan established for all employees of the Group's French companies (see Volume 1, page 87). The maximum annual payments, including those received under mandatory and supplemental pension plans, may not in any event exceed 70% of annual remuneration (fixed and variable) for the previous year. Mr Dumas is also eligible for a reversion scheme, under which the surviving spouse receives 60% of annual remuneration. The total amount booked to provisions for this purpose is shown in Note 32 of the Consolidated Financial Statements on page 126.

The Company has undertaken to pay Mr Patrick Thomas compensation amounting to 24 months' remuneration upon completion of his term of office as Executive Chairman.

Active Partners

Under the terms of Article 26 of the Articles of Association, the Company pays 0.67% of the distributable profits to the active partners. The active partners apportion this sum amongst themselves as they see fit. If no agreement can be reached, 95% of this sum is allocated to Émile Hermès SARL and the remaining 5% is allocated to Mr Jean-Louis Dumas. As Émile Hermès SARL has been the only active partner since 31 March 2006, this apportionment became irrelevant on 1 April 2006.

Consequently, at the Combined General Meeting of 6 June 2006, the shareholders voted to delete the relevant section in the Company's Articles of Association referring to this apportionment.

Active Partner	Allocation of profits	
	2006	2005
Mr Jean-Louis Dumas	€0	€71,544.52
Émile Hermès SARL	€1,511,738.72	€1,359,345.88

Supervisory Board

Members of the Supervisory Board receive no remuneration for serving in this capacity. They may, however, receive directors' fees as described below.

Audit Committee and Remuneration Committee

The members of the Audit Committee and Remuneration Committee received the following amounts in consideration for serving on these committees:

Audit Committee	Remuneration	
	2006	2005
Mr Maurice de Kervénoaël	€10,000	€10,000
Miss Julie Guerrand	€5,000	€5,000
Mr Charles-Éric Bauer	€5,000	€5,000
Mr Éric de Seynes	€5,000	€5,000

Remuneration Committee	Remuneration	
	2006	2005
Mr Ernest-Antoine Seillière	€10,000	€10,000
Mr Bertrand Puech	€5,000	€5,000

DIRECTORS' FEES

The Supervisory Board apportions the total amount of Directors' fees for the year approved by the Annual General Meeting.

General Meeting of	2 June 2006	2 June 2005
Fees allocated by the Board	in 2006	in 2005
Mr Jérôme Guerrand	€34,000	€30,000
Mr Maurice de Kervénoaël	€12,000	€10,000
Mr Ernest-Antoine Seillière	€12,000	€10,000
Mr Frédéric Dumas	€12,000	€10,000
Miss Julie Guerrand	€12,000	€10,000
Mrs Agnès Harth	€12,000	€0
Mr Éric de Seynes	€12,000	€10,000
Mr Renaud Momméja	€12,000	€10,000
Mr Jean-Claude Rouzaud	€12,000	€10,000
Total amount allocated	€130,000	€130,000[1]

1. This amount includes directors' fees paid to Supervisory Board members whose term of office expired in 2005.

The apportionment rules were amended in 2006. They now stipulate that Supervisory Board Members who are employees of a Hermès Group company may receive directors' fees.

REMUNERATION PAID TO CORPORATE EXECUTIVE OFFICERS BY CONTROLLED COMPANIES

Certain corporate executive officers are bound by employment agreements to certain subsidiaries of the Company and receive salaries in consideration for the performance of their duties within these subsidiaries.

The remuneration paid to the relevant corporate executive officers is shown in the tables below. Hermès Sellier granted Mr Jean-Louis Dumas the use of a company car. This is the only benefit in kind that he received.

Since 1 April 2006, Mr Jean-Louis Dumas has been eligible for the top-up pension scheme for senior executives of Hermès Sellier that was instituted in 1991. Under this scheme, he will receive annual payments calculated on years of service and annual remuneration. The payments amount to a percentage of remuneration for each year of service. The maximum payments, including those received under mandatory and supplemental pension plans, may not in any event exceed 70% of annual remuneration. Mr Dumas is also eligible for the reversion scheme for management.

Lump-sum retirement benefits are determined by the applicable collective bargaining agreements. For Mr Jean-Louis Dumas, in 2006, these bene-

Amounts paid by controlled companies	Mr Jean-Louis Dumas		Mrs Agnès Harth	
	2006	2005	2006	2005
Gross salary	€216,466	€842,058	€35,797	€34,392
Variable remuneration				
Exceptional remuneration	€100,000			
Benefits in kind	€510	€2,716		
Lump-sum retirement benefits	€284,887			
Directors' fees	€10,000			
Total	€611,863	€844,774	€35,797	€34,392

fits amounted to four months' remuneration, paid by Sport Soie and Hermès Sellier.

Other corporate executive officers and Supervisory Board members hold offices in certain subsidiaries of the Company and received directors' fees for their service.

Other recipients of directors' fees paid by controlled companies	2006	2005
Mr Jérôme Guerrand	€20,000	€20,000
Mr Maurice de Kervénoaël	€30,000	€30,000
Mr Frédéric Dumas	€10,000	€10,000
Mr Renaud Momméja	€10,000	€10,000
Mr Éric de Seynes	€10,000	€10,000

STOCK OPTIONS ALLOTTED TO AND/OR EXERCISED BY CORPORATE OFFICERS AND DIRECTORS

No stock options were allotted to corporate executive officers or Supervisory Board members during 2006, nor were any such options exercised by those persons.

TRADING IN HERMES INTERNATIONAL SHARES HELD BY CORPORATE AND EXECUTIVE OFFICERS AND DIRECTORS AND IMMEDIATE FAMILY MEMBERS

In accordance with Article L 621-18-2 of the Code Monétaire et Financier and Article 223-22 of the AMF General Regulations, we hereby report to you on trading in the Company's shares by the Company's corporate and executive officers and directors and their immediate family members during the past year.

The corporate and executive officers and directors (the Executive Chairman and Supervisory Board members) of Hermès International did not report trading in any Hermès International shares in 2006.

None of the other senior executives (Executive Committee members) of Hermès International reported any transactions involving the Company's shares, other than hedging transactions, between 28 September 2006 (the date of publication of AMF instruction 2006-05 on insider trading), and 31 December 2006.

Neither did the Company receive any reports of such trading from any of their immediate family members.

As of 31 December 2006, the interests of corporate and executive officers and directors in the Company's share capital, as reported to the Company, are shown in the table on page 33.

STATEMENTS BY CORPORATE EXECUTIVE OFFICERS AND SUPERVISORY BOARD MEMBERS

According to the statements made by the corporate officers and directors:

– no corporate executive officer or Supervisory Board member has been convicted of fraud within the last five years;

– no corporate executive officer or Supervisory Board member has been involved in any bankruptcy, sequestration or liquidation within the last five years in his or her capacity as a member of an administrative, management or supervisory body or as a senior executive;

– no corporate executive officer or Supervisory Board member had been barred by a court from acting as a member of an administrative, management or supervisory body of a listed company or

Ownership interest of the Corporate Executive Officers, Executive Managers and Supervisory Board members*	Ordinary General Meeting				Extraordinary General Meeting			
	Number of shares	%	Number of voting rights	%	Number of shares	%	Number of voting rights	%
Executive Chairmen								
Émile Hermès SARL	75,000	0.07%	75,000	0.04%	75,000	0.07%	75,000	0.04%
Mr Patrick Thomas	4,503	0.00%	4,503	0.00%	4,503	0.00%	4,503	0.00%
Supervisory Board members								
Mr Frédéric Dumas	30	0.00%	30	0.00%	30	0.00%	30	0.00%
Mr Jérôme Guerrand	1,861,302	1.74%	3,722,604	2.15%	3,895,572	3.64%	7,791,144	4.49%
Miss Julie Guerrand	14,325	0.01%	28,425	0.02%	536,235	0.50%	1,072,245	0.62%
Mrs Agnès Harth	3,941,781	3.69%	7,782,921	4.49%	3,701,781	3.46%	7,302,921	4.21%
Mr Maurice de Kervénoaël	303	0.00%	306	0.00%	303	0.00%	306	0.00%
Mr Renaud Momméja	121,035	0.11%	239,520	0.14%	486,645	0.46%	970,740	0.56%
Mr Ernest-Antoine Seillière	30	0.00%	60	0.00%	30	0.00%	60	0.00%
Mr Éric de Seynes	3	0.00%	3	0.00%	3	0.00%	3	0.00%
Executive Committee (excl. the Executive Chairmen)								
Mr Christian Blanckaert								
Mrs Mireille Maury								
Mr Guillaume de Seynes	30	0.00%	30	0.00%	30	0.00%	30	0.00%
Mr Pierre-Alexis Dumas	114,000	0.11%	114,000	0.07%	2,636,700	2.47%	5,159,400	2.98%
Mr Patrick Albaladejo								

* After three-for-one stock split on 10 June 2006.

from participating in the management or in conducting the business of a listed company over the past five years;

– no corporate officer or Supervisory Board member has been the subject of any official public accusation or penalty, issued by the statutory or regulatory authorities (including designated professional bodies).

CONFLICTS OF INTEREST

The Company did not enter into any transaction other than ordinary transactions conducted on an arm's length basis with its corporate executive officers or Supervisory Board members. Neither did the Company grant any loans or guarantees to the corporate executive officers or Supervisory Board members.

No corporate executive officer or Supervisory Board member has reported any conflict between the Company's interests and his or her own personal interests.

No corporate executive officer or Supervisory Board member is bound to the Company or any of its subsidiaries by any service contract providing that he or she would receive benefits.

RELATIVE IMPORTANCE OF MAJOR CLIENTS

The Hermès Group has little exposure to risks arising from a concentration of customers:
It generates approximately 70% of its sales through its network of 145 company-operated stores, which cater to a base of retail clients. The remainder is split among the exclusive concessionaires (107 at the end of 2006), points of sale in department stores, airport duty-free shops, and sales outlets belonging to retail chains specialising in the sale of perfumes, watches and tableware.
This distribution system significantly reduces customer risk.

SEASONAL EXPOSURE

The Hermès Group's business is broken down fairly evenly over the entire year. In 2006, the Group generated approximately 46% of its sales in the first half and 54% in the second, compared with 45% and 55% respectively in 2005. The percentage of sales generated during the month of December, which has traditionally been substantial, is also tending to decline owing to the development of sales outside Europe. Hence, the exposure of the Group's sales to seasonal business is falling steadily.

SUPPLY SOURCES AND SUBCONTRACTORS

As the Hermès Group is dedicated to safeguarding its craftsmanship and know-how, it has always given priority to manufacturing its products in-house whenever necessary. The Group makes approximately two-thirds of all items at its 22 production sites (20 in France, one in the United Kingdom and one in Switzerland. The remaining products are made by subcontractors, most of whom are located in Europe. As a result, the Hermès Group is not dependent on exclusive know-how or patents belonging to parties outside the Group.
The Hermès Group's policy is to ensure secure sources of supply by anticipating its needs and, whenever possible, by promoting the development of lasting relationships with suppliers. Insofar as Hermès has a large number and variety of suppliers, there is no risk of significant dependence on any exclusive suppliers.

MARKET AND COMPETITION

The luxury products market is worth an estimated €141 billion (source: Bain & Co).
Hermès has remained dedicated to skilled craftsmanship with a focus on extremely high quality. It accounts for a very small fraction of this market, with sales accounting for 1% of aggregate estimated sales in the market.

INSURANCE

The Hermès Group's policy in this area is to transfer any exposure that is liable to produce a material impact on profits to the insurance market.

The main insurance programmes cover:

1) Property damage and operating losses that may affect our production sites, logistics centres, distribution centres or administrative offices, in France and in other countries.
Since 1 January 2006, this exposure has been covered by one insurance company (FM Global), under a single two-year 'all-risk with exceptions

policy', which provides ample coverage for our main risks, including theft, fire, water damage and natural causes.

Operating risk cover includes a 'loss control/engineering' component. Under this programme, 42 distribution sites and 22 production facilities were inspected in 2006. Implementation of the main recommendations issued is monitored through a formal system.

The upper cover limit is €300 million per occurrence and our retention level is consistent with our financial capacity: our insurance deductibles range from €5,000 to €250,000 for direct damage cover and from €76,000 to three days' gross profit for operating losses;

2) Financial liability for damages to persons, property and intangibles caused to third parties in the conduct of our business operations or by our products.

The amount of coverage under these policies takes into account the nature of our operations. The upper cover limit per occurrence is €30 million and deductibles range from €1,000 to €10,000.

Placement and cost

These insurance programmes are placed with leading insurance companies with ratings of AA to AA+, via several of the top ten brokers in France. The aggregate cost of our insurance policies was approximately €4.2 million in 2006 (compared with €4.5 million in 2005), or 0.28% of our sales.

SHARE CAPITAL

	Amount	Number of shares	Par value
At 01/01/2006	€55,590,796.62	36,333,854	€1.53
At 31/12/2006	€54,506,155.14	106,874,814	€0.51
At AGM date	€54,506,155.14	106,874,814	€0.51

All shares are fully paid.

APPROXIMATE NUMBER OF SHAREHOLDERS

Based on the number of registered shares on the books and on information received from Euroclear, there were approximately 20,000 shareholders at 31 December 2006.

VOTING RIGHTS

As of 28 February 2007, there were 173,171,000 voting rights outstanding.

Since November 2006, the Company has issued monthly reports showing the total number of voting rights and shares and any change in these figures since the previous report. These are published on its website (www.hermes-international.com) and are on file with the AMF.

Each share gives the holder the right to cast one vote at general meetings of shareholders, with the exception of shares held in treasury by the Company, which have no voting rights.

Ownership of certain shares is split between a beneficial owner and a legal owner. In accordance with the Articles of Association, voting rights attached to the shares are exercised by the bare owners at all general meetings (ordinary, extraordinary or special meetings), save for decisions regarding the appropriation of net income, in which case the beneficial owner exercises the voting rights.

Furthermore, double voting rights are allocated to:

– any fully-paid registered share which has been duly recorded on the books in the name of the same shareholder for a period of at least four years from the date of the first general meeting following the fourth anniversary of the date when the share was registered on the books; and

– any registered share allotted for no consideration to a shareholder, in the event of a capital increase effected by capitalisation of sums in the share premium, reserve or retained earnings accounts, in proportion to any existing shares which carry double voting rights.

Double voting rights are automatically eliminated under the conditions stipulated by law.

Failure to disclose attainment of certain ownership thresholds as provided by law or by the Articles of Association may disqualify the shares for voting purposes (please refer to Article 11 of the Articles of Association on page 184).

SHARE OWNERSHIP THRESHOLD DISCLOSURES

During 2006, none of the Company's shareholders disclosed attainment of any statutory share ownership or voting rights thresholds.

DELEGATIONS OF AUTHORITY AND POWERS GRANTED TO THE EXECUTIVE MANAGEMENT

In accordance with the provisions of Article L 225-100, paragraph 7 of the Code de Commerce, the table on page 37 summarises the delegations of authority and powers granted to the Executive

Delegations of Authority and Powers
Granted to the Executive Management by the Shareholders

Existing authorisations and authorisations proposed to the Combined General Meeting of 5 June 2007	Date of AGM *Resolution*	Term of authorisation *Expires*[5]	Characteristics	Used during 2006
Issues made by capitalisation of reserves				
Capital increase effected by capitalisation of reserves, earnings or share premiums	2 June 2005 *twenty-third*	26 months *2 August 2007*	nominal ceiling: €5,600,000[1]	none
Capital increase effected by capitalisation of reserves, earnings or share premiums	5 June 2007 *eleventh*	26 months *5 August 2009*	nominal ceiling: €5,450,000[2]	none
Issues with pre-emptive rights				
All securities giving access to share capital	2 June 2005 *twenty-fourth*	26 months *2 August 2007*	nominal ceiling: €5,600,000[1]	none
All securities giving access to share capital	5 June 2007 *twelfth*	26 months *5 August 2009*	nominal ceiling: €5,450,000[2]	none
Issues of share warrants during times of public offers	6 June 2006 *eleventh*	26 months *6 August 2008*	maximum of €120m max. of two warrants per share	
Issues without pre-emptive rights				
All securities giving access to share capital	2 June 2005 *twenty-fifth*	26 months *2 August 2007*	nominal ceiling: €5,600,000[1]	none
All securities giving access to share capital	5 June 2007 *thirteenth*	26 months *5 August 2009*	nominal ceiling: €5,450,000[2]	none
Share purchase options	3 June 2003 *fifteenth*	38 months *6 June 2006*	ceiling: 0.5% of total number of shares but no less than 184,000 shares[3]	none
Employee rights issue	2 June 2005 *twenty-sixth*	26 months *2 August 2007*	ceiling: 1% of total number of shares	none
Share purchase options	6 June 2006 *ninth*	38 months *6 August 2009*	ceiling: 2% of total number of shares but no less than 725,335 shares[4]	none
Employee rights issue	6 June 2006 *twelfth*	26 months *6 August 2008*	ceiling: 1% of total number of shares	
Employee rights issue	5 June 2007 *fourteenth*	26 months *5 August 2009*	ceiling: 1% of total number of shares	
Share buyback programme				
Share buyback	2 June 2005 *twentieth*	18 months *6 June 2006*	ceiling: 10% of share capital max. purchase price: €240 maximum amount of funds committed: €650m	see report page 52
Cancellation of shares bought	2 June 2005 *twenty-second*	24 months *6 June 2006*	ceiling: 10% of share capital	see report page 52
Share buyback	6 June 2006 *sixth*	18 months *6 December 2007*	ceiling: 10% of share capital max. purchase price: €360 maximum amount of funds committed: €700m	see report page 52
Cancellation of shares bought	6 June 2006 *eighth*	24 months *6 June 2008*	ceiling: 10% of share capital	see report page 52
Share buyback	5 June 2007 *sixth*	18 months *5 December 2008*	ceiling: 10% of share capital max. purchase price: €200 maximum amount of funds committed: €650m	
Cancellation of shares bought	5 June 2007 *tenth*	24 months *5 June 2009*	ceiling: 10% of share capital	
Bonus issues				
Issue reserved for employees and corporate executive officers and executive managers	2 June 2005 *twenty-seventh*	38 months *6 June 2006*	ceiling: 2% of share capital[3]	none
Issue reserved for employees and corporate executive officers and executive managers	6 June 2006 *tenth*	38 months *5 August 2009*	ceiling: 2% of share capital[4]	none
Issue reserved for employees and corporate executive officers and executive managers	5 June 2007 *fifteenth*	38 months *5 August 2010*	ceiling: 2% of share capital[4]	

1. Combined ceiling: €5,600,000. 2. Combined ceiling: €5,450,000. 3. Combined ceiling: 2% of share capital. 4. Combined ceiling: 2% of share capital.
5. The expiration dates take into account authorisations that cancelled and superseded previous authorisations granted for similar purposes, for the remainder of the term of the initial authorisation. In 2006, the Executive Management did not make use of its authorisations to increase the share capital.

Ownership of Share Capital

	Shares held by legal owners and by beneficial owners (Ordinary General Meeting)											
	At 31 December 2006*				At 31 December 2005				At 31 December 2004			
	Number of shares	%	Number of votes	%	Number of shares	%	Number of votes	%	Number of shares	%	Number of votes	%
SAS SDH[1]	9,604,680	8.90	19,152,520	11.05	3,201,560	8.81	4,868,560	8.67	3,201,520	8.66	4,868,520	8.50
Fondation John Bost[2]	Less than 5%				1,000,000	2.75	2,000,000	3.56	2,534,171	6.85	5,068,342	8.85
SC FALAISES[1]	5,567,610	5.21	10,939,260	6.31	1,855,870	5.11	3,646,420	6.49	1,855,870	5.02	3,646,420	6.37
SAS POLLUX ET CONSORTS[1]	5,561,925	5.20	11,123,850	6.42	1,853,975	5.10	2,921,735	5.20	1,853,975	5.01	2,921,735	5.10
SC AXAM[1]	5,559,480	5.20	10,817,460	6.24	1,853,160	5.10	3,605,820	6.42	1,853,160	5.01	3,605,820	6.30
Mr et Mrs Jean-Louis DUMAS	5,110,590	4.78	10,221,180	5.90	1,703,530	4.69	3,405,060	6.06	1,703,530	4.61	3,405,060	5.95
SC FLÈCHES[1]	5,882,220	5.50	10,718,583	6.18	1,851,090	5.09	3,463,211	6.17	1,620,056	4.38	3,232,177	5.65
Total held by shareholders each holding more than 5% of the share capital or voting rights	37,286,505	34.88	72,972,853	42.10	13,318,185	36.65	23,910,806	42.57	14,622,282	39.54	26,748,074	46.72
Shares held in treasury by Hermès International	141,000	0.13	0		132,533	0.36	0		354,782	0.96	0	
Other shareholders	69,447,309	64.99	100,366,807	57.90	22,882,136	62.99	32,254,633	57.43	22,000,108	59.50	30,498,680	53.28
Total number of shares and voting rights	106,874,814	100.00	173,339,660	100.00	36,333,854	100.00	56,165,439	100.00	36,977,172	100.00	57,245,754	100.00

	Shares held by legal owners and by beneficial owners (Extraordinary General Meeting)											
	At 31 December 2006				At 31 December 2005				At 31 December 2004			
	Number of shares	%	Number of votes	%	Number of shares	%	Number of votes	%	Number of shares	%	Number of votes	%
SAS SDH[1]	9,604,680	8.99	19,152,520	11.05	3,201,560	8.81	4,868,560	8.67	3,201,520	8.66	4,868,520	8.51
SC FALAISES[1]	5,567,610	5.21	10,939,260	6.31	1,855,870	5.11	3,646,420	6.49	1,855,870	5.02	3,646,420	6.37
SAS POLLUX ET CONSORTS[1]	5,561,925	5.20	11,123,850	6.42	1,853,975	5.10	2,921,735	5.20	1,853,975	5.01	2,921,735	5.10
SC AXAM[1]	5,559,480	5.20	10,817,460	6.24	1,853,160	5.10	3,605,820	6.42	1,853,160	5.01	3,605,820	6.30
SC FLÈCHES[1]	5,882,220	5.50	10,718,583	6.18	1,851,090	5.09	3,463,211	6.17	1,620,056	4.38	3,232,177	5.65
Total held by shareholders each holding more than 5% of the share capital or voting rights	32,175,915	30.10	62,751,673	36.20	10,615,655	29.21	18,505,746	32.95	10,384,581	30.14	18,274,672	34.33
Shares held in treasury by Hermès International	141,000	0.13	0		132,533	0.36	0		354,782	0.96	0	
Other shareholders	74,557,899	69.77	110,587,987	63.80	25,585,666	70.43	37,659,693	67.05	26,237,809	68.90	38,972,082	65.67
Total number of shares and voting rights	106,874,814	100.00	173,339,660	100.00	36,333,854	100.00	56,165,439	100.00	36,977,172	100	57,246,754	100.00

* After three-for-one stock split on 10 June 2006.

1. Companies controlled by descendants of Mr Émile-Maurice Hermès, who are offspring of different branches of the family.

2. A charitable association officially recognised as such by a decree dated 7 September 1877.

Management by the General Meeting to increase the share capital. The table shows:

– all authorisations currently in effect;
– any authorisations used during 2006;
– proposed new authorisations to be submitted to the General Meeting of 5 June 2007.

MAIN SHAREHOLDERS AT 31 DECEMBER 2006

To the Company's knowledge, no shareholders other than those listed in the table on page 38 directly or indirectly hold 5% or more of the share capital or voting rights.

The ownership interests of corporate executive officers, executive managers and Supervisory Board members are shown on page 32.

No material change in ownership of the share capital has taken place over the past three years.

INFORMATION ON FACTORS LIKELY TO HAVE AN EFFECT IN CASE OF A TAKEOVER BID

As a *société en commandite par actions* (partnership limited by shares), Hermès International is governed by certain provisions specific to this corporate form, stipulated by law or by the Articles of Association, and which are liable to have an effect in case of a takeover bid, namely:

– the Executive Chairmen may only be appointed or dismissed by the Active Partners;
– Émile Hermès SARL, the active partner, must retain in its articles of association certain provisions concerning its legal form, corporate purpose and the conditions to be met to qualify as a partner (see Article 14.3 of the articles of association of Hermès International);
– the company may be converted into a SARL (limited liability company) or SA (corporation) only with the consent of a majority of the active partners;
– decisions taken by the general meetings of partners (shareholders) are valid only if approved by the active partners no later than by the end of the same meeting.

Hermès International's Articles of Association also contain stipulations that are liable to have an effect in case of a takeover bid, namely:

– voting rights attached to the shares are exercised by the bare owners at all general meetings (ordinary, extraordinary or special meetings), save for decisions regarding the appropriation of net income, in which case the beneficial owners exercise the voting rights;
– any shareholder who comes to hold 0.5% of the shares and/or voting rights, or any multiple of that fraction, must disclose this fact.

Lastly, powers have been delegated to the Executive Management to issue share purchase warrants during times of public offers, and, more generally, to carry out capital increases.

TREASURY SHARES

The number of shares held in treasury by the Company in each year of the period covered by historical financial information reporting requirements is shown in the table on the opposite page.

EMPLOYEE OWNERSHIP OF SHARE CAPITAL

Registered shares held by employees of the Group (excluding corporate executive officers and Supervisory Board members) represented 0.18% of the share capital at 31 December 2006.

No shares of the Company or any affiliated entities are owned by employees via the corporate employee share savings scheme or dedicated employee investment fund.

SHAREHOLDERS' AGREEMENTS

To the Company's knowledge, there are no shareholders' agreements other than the following agreements, which are covered by the Dutreil law:

I. Two 'Dutreil Transmission' agreements (Article 787 B of the Code Général des Impôts)
a) Date of signature: 29 December 2003, for a collective holding period of two years and an individual holding period of eight years, covering 25.3% of the share capital as of the signature date.
b) Date of the undertaking: 1 February 2006, for a collective holding period of two years and an individual holding period of eight years, covering 23.6% of the share capital as of the signature date.

II. Three 'Dutreil ISF' agreements (Article 885 I. *bis* of the Code Général des Impôts)
a) Date of the undertaking: 2 February 2004, for a holding period of six years, covering 39.02% of the share capital as of the signature date.
b) Date of the undertaking: 26 March 2004, for a holding period of six years and covering 50.03 % of the share capital as of the signature date.
c) Date of the undertaking: 29 March 2004, for a holding period of six years of the share capital and covering 33.09% of the share capital as of the signature date.

PLEDGING OF SHARES

Duly registered shares are not encumbered by any material pledges.

CHANGES IN THE SHARE CAPITAL OVER THE PAST THREE YEARS

A detailed statement is provided on page 170.
No material transaction affecting the share capital has been effected over the past three years. All changes in the share capital over the period are due exclusively to the exercise of stock options or to the cancellation of treasury shares.

DIVIDENDS

The time limit after which entitlement to dividends on Hermès International shares ends is the time limit laid down by the law in this respect, to wit, five years as from the dividend payment date. After the five-year time limit expires, the Company pays over any unclaimed dividends to the tax centre to which it reports.
Subject to the investments needed for the Company's development and the corresponding financing requirements, the Company's current intention is to continue the dividend policy it has conducted over the past several years.
The amount of dividends paid in each of the years included in the historical financial information is shown on page 43.

Options to Subscribe for and/or to Purchase Shares

The shareholders have authorised the Executive Management:
– to grant options to subscribe for new shares and/or options to purchase existing shares, at the Extraordinary General Meeting of 25 May 1998;
– to grant options to subscribe for new shares and/or options to purchase existing shares to certain employees and corporate executive officers and executive managers of Hermès International and of affiliated companies, at the Extraordinary General Meetings of 3 May 2003 and 6 June 2006.

The Executive Management used its powers to grant options to subscribe for new shares and options to purchase existing shares to 3,973 employees and executive managers.

During the year ended 31 December 2006, options were exercised entitling the holders to subscribe for 18,440 shares with a par value of €1.53 each, and for 64,500 shares with a par value of €0.51 each, resulting in a capital increase of €61,108.20. The Executive Management formally noted this increase in its decisions of 3 April 2006, 10 July 2006 and 8 January 2007.

Following the three-for-one stock split on 10 June 2006, by a decision dated 12 June 2006, the Executive Management carried out the following adjustments for stock option plans remaining in effect as of that date:
– the number of shares to which all outstanding stock options entitle the holder was tripled;
– the exercise price of all outstanding stock options was divided by three.

Information on the terms and conditions applying to stock option plans and reflecting these adjustments is shown in the table below.

Date of Executive Management's decision	Total number of options allotted	Options allotted to Company managers	Number of Company managers concerned	Options exercisable as of	Expiration date	Exercise price in euros	Number of options exercised as at 31/12/2006	Number of options outstanding as at 31/12/2006	Number of forfeited options as at 31/12/2006
General meeting of 25/05/1998 – Options to subscribe for or to purchase shares									
Unadjusted plans									
25/03/1999[2]	8,000	3,000	3	25/03/2001	24/03/2006	€65.08	8,000	0	0
12/05/1999[2]	5,000	3,000	2	12/05/2001	11/05/2006	€72.33	5,000	0	0
Adjusted plans									
20/04/2001[2]	72,000	42,000	2	20/04/2003	19/04/2008	€44.78	51,000	21,000	0
04/03/2002[2]	160,500	27,000	2	04/03/2004	03/03/2009	€52.09	42,000	114,000	4,500
15/10/2002[2]	60,000	60,000	1	15/10/2002	14/10/2009	€41.59	60,000	0	0
15/10/2002[2]	30,000	30,000	0	15/10/2003[4] 15/10/2004[4]	14/10/2009	€41.59	0	30,000	0
General meeting of 03/06/2003 – Options to purchase shares									
Adjusted plans									
04/07/2003[3]	42,000	42,000	1	04/07/2005	03/07/2010	€40.40	0	42,000	0
15/12/2004[3]	84,000	84,000	3	16/12/2004	15/12/2011	€44.43	0	84,000	0
General Meeting of 6 June 2006 – Options to purchase shares									
Nil									

1. For purposes of this table, Company managers include the Executive Chairmen, members of the Supervisory Board and members of the Executive Committee of the issuing company as of the option grant date. 2. Options to subscribe for shares. 3. Options to purchase shares. 4. For half of the options.

As at 31 December 2006, there were 165,000 outstanding options to subscribe for shares, potentially resulting in the creation of 165,000 new shares, equivalent to a total par value of €84,150. At that date, the maximum potential dilution arising from the aforesaid options amounted to 0.15% of the share capital of Hermès International at 31 December 2006.

No options to purchase shares had been exercised as of 31 December 2006.

The table below shows the number of options to subscribe for or to purchase shares allotted to the ten employees other than corporate and executive officers and Supervisory Board members who received the largest number of options and options exercised by such employees.

	Total number of options allotted/number of shares purchased or subscribed for	Weighted average price	Expiration date	Date of plan
Options allotted during the year to the ten employees of the issuer and any company included in the issuer's scope of consolidation who received the largest number of options (aggregate information)	0	–	–	–
Options exercised during the year by the ten employees of the issuer and any company included in the issuer's scope of consolidation who received the largest number of options (aggregate information)	940 12,500 4,500[1]	€65.08 €156.28 €52.09[1]	24/03/2006 03/03/2009 03/03/2009	25/03/1999 04/03/2002 04/03/2002

1. After three-for-one stock split on 10 June 2006.

Bonus Issues of Shares

In accordance with Article L 225-197-4 of the Code de Commerce, we hereby report to you on bonus issues of shares during 2006.

The Executive Management has been authorised to allot bonus shares, on one or more occasions, to some or all employees and/or corporate or executive officers and executive managers of the Company or companies affiliated thereto, by granting existing shares in the Company for no consideration, within the following limitations:

- up to 2% of the number of shares outstanding as of the grant date, by the Extraordinary General Meeting of 2 June 2005 (twenty-seventh resolution);
- up to 2% of the number of shares outstanding as of the grant date, by the Extraordinary General Meeting of 6 June 2006 (tenth resolution).

When it granted these two authorisations, the General Meeting resolved that the beneficiaries' entitlement to these shares would be fully vested only after a vesting period of at least two years from the date on which the rights are granted by the Executive Management and that the shares would be subject to a minimum two-year holding period as from the end of the vesting period

These authorisations were not used in 2006.

The Executive Management

We invite you to approve all of the resolutions proposed to you and relating to the following matters.

APPROVAL OF THE FINANCIAL STATEMENTS AND APPROPRIATION OF NET INCOME

In their general report, the Statutory Auditors express their opinion on the financial statements.
The financial statements for the year ended 31 December 2006 are appended to this report and we submit them to you for approval.
They show net income for the year of €225,632,644.41.
Under the terms of the Company's Articles of Association, the sum of €1,511,738.72 must be distributed to the active partner.
The Supervisory Board recommends that you fix the dividend at €0.95 per share. This represents an increase of 14% in the dividend relative to the previous year.
We submit the following appropriation of net income for your approval:

In accordance with Article 243 bis of the Code Général des Impôts, this dividend entitles shareholders who are natural persons and liable for income tax in France to a 40% tax allowance, as provided by Article 158-3 of the Code Général des Impôts.
This dividend will be payable from 8 June 2007.
Since Hermès International is not entitled to receive dividends in respect of shares held in treasury on the date the dividend becomes payable, the corresponding sums will be transferred to 'Retained earnings'.
The gross dividend per share paid in respect of each of the three previous financial years is as follows:

In euros

Years	2003	2004	2005
Dividend*	1.70	2.00	2.50
Amount eligible for tax allowance pursuant to Article 158-3 of the Code Général des Impôts	–	50%	40%

* Before three-for-one stock split on 10 June 2006.

The five-year summary of financial data required under Article 148 of the decree of 23 March 1967 is provided on page 75.

Net income for the year	€225,632,644.41
Retained earnings at year-end	€581,838,054.98
Distributable earnings	**€807,470,699.39**
Transferred to the legal reserve: none, as the legal reserve amounts to one-tenth of the share capital	
Distributed to the active partner under Article 26 of the Articles of Association:	€1,511,738.72
Distributed to the shareholders in the form of a dividend of €0.95 per share, giving a total of:	€101,531,073.30
The remaining distributable earnings:	€704,427,887.37
to be carried forward as retained earnings	
Amount appropriated:	**€807,470,699.39**

CONSOLIDATED FINANCIAL STATEMENTS

In accordance with the provisions of Article L 225-100 of the Code de Commerce, we also submit the consolidated financial statements for the past financial year to you for approval.

RELATED-PARTY AGREEMENTS

The Statutory Auditors' Special Report on pages 160 to 162 describes the related-party agreements covered by Articles L 226-10 and L 225-38 through L 225-40 of the Code de Commerce.
We recommend that you approve these agreements and the related transactions.
Since the end of the financial year, several related-party agreements have been submitted to the Supervisory Board for approval. A report on such agreements entered into during 2007 will be submitted to you at the Annual General Meeting convened in 2008 to approve the financial statements for the year ended 31 December 2007.

RATIFICATION OF THE APPOINTMENT OF A CO-OPTED SUPERVISORY BOARD MEMBER

At its meeting of 24 January 2007, the Supervisory Board co-opted Mr Robert Peugeot to fill the seat left vacant by Mr Jean-Claude Rouzaud, who resigned effective on 27 November 2006, for the remainder of his predecessor's term, that is, until the end of the General Meeting convened to vote on financial statements for the year ended 31 December 2007.
We ask that you ratify this appointment.
Information concerning the person whose appointment you have been asked to approve appears on pages 73 and 74.

APPOINTMENT OF NEW ALTERNATE AUDITOR

We recommend that you appoint Mrs Dominique Mahias as alternate auditor to replace Mr Gérard Noël, who resigned during 2006, for the remainder of her predecessor's term, that is, until the end of the General Meeting convened to vote on the financial statements for the year ended 31 December 2010.

RENEWAL OF AUTHORISATION FOR THE EXECUTIVE MANAGEMENT TO ENTER INTO TRANSACTIONS FOR THE COMPANY TO BUY BACK ITS OWN SHARES AND TO CANCEL SOME OR ALL OF THE SHARES PURCHASED

Under the terms of Article L 225-209 of the Code de Commerce, we request that you authorise trading in Hermès International shares on the stock exchange, for a period starting today and ending on the date of the next annual general meeting called to approve the financial statements and expiring no later than eighteen months thereafter.
Purchases and sales of shares representing up to 10% of the share capital would be authorised.
The maximum purchase price (excluding costs) would be €200 per share. The maximum amount of funds to be committed would be €650 million, in accordance with Article L 225-210 of the Code de Commerce.
If you approve this proposal, such shares may be acquired, sold, transferred or exchanged on one or more occasions, by any means, including by block trades or the use of derivatives such as the purchase or sale of options (excluding the sale of puts), with a view in particular to:

– ensuring that liquidity is provided for the Company's shares on the equity market by an investment service provider under a contract that complies with the AFEI (French Association for Investment Firms) Code of Conduct recognised by the Autorité des Marchés Financiers and with accepted market practices approved or to be approved by the Autorité des Marchés Financiers;
– reducing the share capital by cancelling the shares purchased;
– retaining the shares, or, in accordance with accepted market practices approved by or to be approved by the Autorité des Marchés Financiers, transferring some or all of them by any means, including by sale on the stock market, block sale, public offers (purchase, exchange or sale), off market sale, purchase or sale of options (except through the sale of puts), or carrying out acquisitions effected by means of a share swap;
– allotting the shares to employees in connection with the company profit-sharing and share savings schemes;
– granting options to purchase the Company's shares to corporate executive officers and executive managers and employees of the Group in accordance with Articles L 225-177 *et seq.* of the Code de Commerce;
– granting bonus shares to employees and/or corporate executive officers and executive managers of the Company or of companies in which it directly or indirectly holds at least 10% of the share capital or voting rights, in accordance with Articles L 225-197-1 *et seq.* of the Code de Commerce.

Such transactions may take place at any time, even during times of a public offering, subject to the periods of abstention stipulated in Article 631-6 of the General Regulations issued by the Autorité des Marchés Financiers.

AUTHORISATIONS TO INCREASE THE SHARE CAPITAL (BLANKET DELEGATION OF AUTHORITY TO THE EXECUTIVE MANAGEMENT)

We submit to you for approval a number of resolutions intended to grant the Executive Management authorisations that will enable it, as needed, to undertake a variety of financial transactions entailing capital increases in your Company with or without retention of pre-emptive subscription rights.

As provided by law, these authorisations are designed to give the Executive Management the greatest latitude to act in the best of your Company's interests, under the control of the Company's Supervisory Board and of the Management Board of Émile Hermès SARL, active partner.

The diversity of financial instruments and rapid changes in the markets mean that it is necessary to have the greatest degree of flexibility available in order to choose the terms of issue which are most favourable for the Company and its shareholders, and to complete transactions rapidly according to the opportunities which arise.

The Executive Management would, under all circumstances, have the right to issue shares in the Company and any securities providing immediate and/or future entitlement to shares in the Company, both in France and abroad, up to the ceiling set forth below. In accordance with Article L 233-32 of the Code de Commerce, these authorisations will be suspended during times of public offering, unless they are part of the Company's ordinary course of business and providing that their implementation is not liable to result in the offering's failure.

The nominal amount of capital increases liable to be undertaken immediately and/or in the future

could not exceed €5,450,000, plus the nominal value of any additional shares to be issued to preserve the rights of the holders of securities providing entitlement to shares in the company, in accordance with the law.

Likewise, the nominal amount of debt securities that may be issued pursuant to the aforesaid delegation would not be more than €5,450,000.

These issues could be made either with pre-emptive rights retained (twelfth resolution), or with a waiver of pre-emptive rights (thirteenth resolution).

You may be asked to waive your pre-emptive subscription rights in order to increase the issues' chances of success by speeding up the issue placement process.

We specify, however, that in the case of any issue without pre-emptive rights:

- the Executive Management may grant the shareholders a priority subscription right;
- the sum received or to be received by the Company for each of the shares issued after taking into account the issue price of warrants in the event of an issue of separate warrants to subscribe for shares, will be at least equal to the average of the opening market price for the existing shares over ten consecutive trading days selected from among the twenty days preceding the start of the securities issue, after any adjustment to this average required to take account of the difference in dividend entitlement date.

DELEGATION OF AUTHORITY TO THE EXECUTIVE MANAGEMENT TO CARRY OUT CAPITAL INCREASES RESERVED FOR EMPLOYEES

We note that pursuant to the provisions of Article L 225-129 of the Code de Commerce, whenever any resolution to increase the share capital is adopted, the Extraordinary General Meeting must vote on a proposed resolution to undertake a share issue reserved for employees.

For purposes of interpreting this text, the blanket authorisations to carry out capital increases contained in the eleventh, twelfth and thirteenth resolutions are deemed to be decisions to increase the share capital.

You are therefore asked:

1) to delegate to the Executive Management, under the control of the Company's Supervisory Board and the Management Board of Émile Hermès SARL, active partner, all powers for purposes of increasing the share capital, on one or more occasions, by issuing new shares reserved for all or some employees and corporate executive officers and executive managers of Hermès International and affiliated companies or groups under the conditions set forth in Article L 225-180 of the Code de Commerce, providing that such employees belong to an employee share savings scheme of one and/or the other of these companies.

The maximum number of ordinary shares that may be issued pursuant to this authorisation shall not exceed 1% of the number of ordinary shares in the Company at the time the capital increase is decided.

The ceiling of this authorisation would be independent and separate and the amount of any capital increases resulting therefrom would not be allocated against the €5,450,000 combined ceiling for all capital increases carried out pursuant to the authorisations granted under the eleventh, twelfth and thirteenth resolutions.

This authorisation would entail a waiver by the shareholders of their pre-emptive rights to subscribe for the shares to be created in favour of the employees belonging to the company share savings

scheme(s) and for whom the share issue is reserved. This authorisation would be valid for a period of twenty-six months from the date of this meeting;

2) to grant to the Executive Management all necessary powers:
– to determine the subscription price, it being understood that the subscription price of the shares issued shall neither be higher than the average of the quoted opening prices of the shares during the twenty stock market trading days preceding the Executive Management's decision fixing the opening date of the subscription period, nor shall the price be more than 20% lower than the average of the quoted prices of the shares during the twenty stock market trading days preceding this decision;
– to determine the conditions required to participate in the offer, and in particular those pertaining to employee length of service and the time allotted to the employees to exercise their rights, together with the other terms and conditions applicable to the share issue;
– to undertake or to arrange for undertaking all necessary actions and formalities for purposes of finalising the share issue(s) to be carried out under the terms of this resolution;
– to amend the Articles of Association accordingly and, in general, do all that is necessary.

We inform you that should the shareholders vote against this proposed resolution, the Extraordinary General Meeting would be required to vote on a resolution proposing such a share issue every three years, so long as the percentage of shares owned by the employees of the Company and its affiliated companies within the meaning of Article L 225-180 of the Code de Commerce amounts to less than 3% of the share capital.

ALLOTMENT OF BONUS SHARES TO GROUP EMPLOYEES (GRANT OF AUTHORITY TO THE EXECUTIVE MANAGEMENT)

We propose that you grant to the Executive Management the authority to allot bonus shares, on one or more occasions, to some or all employees and/or corporate executive officers and executive managers of the Company or companies in which it directly or indirectly holds at least 10% of the share capital or voting rights, by granting existing ordinary shares in the Company for no consideration. The Executive Management will determine, at its own discretion, the conditions under which the shares will be allotted and the identity of the beneficiaries, within the following limitations:
– the shares that may be allotted must have been purchased by the Company and may not be issued for this purpose;
– the total number of ordinary shares allotted for no consideration shall not be such that the total number of bonus shares granted pursuant to this resolution and the total number of outstanding share purchase options amounts to more than 2% of the total number of ordinary shares in the Company as of the date on which the bonus shares are allotted;
– the vesting period for the bonus shares shall not be less than two years after the grant date; however, in the event of the beneficiary's death, his or her heirs may request that the shares be allotted six months after the date of death; furthermore, the shares will be allotted before the end of the vesting period in the event that the beneficiary becomes disabled, providing that such disability is a Category 2 or Category 3 disability as defined by Article L 341-4 of the Code de la Sécurité Sociale;

– for beneficiaries who are employees of French subsidiaries, the holding period of the shares shall not be less than two years after the shares become fully vested; however, the shares shall be freely assignable in the event of the beneficiary's death, or should the beneficiary become disabled, providing that such disability is a Category 2 or Category 3 disability as defined by Article L 341-4 of the Code de la Sécurité Sociale.

The Executive Management may, however:

– stipulate a shorter vesting or holding period in the event that new legislation that reduces the effective minimum periods is enacted;

– waive the holding period for beneficiaries who are employees of foreign subsidiaries providing that the vesting period is at least four years.

This authorisation, which would cancel and supersede any previous authorisation for the same purpose, would be valid for thirty-eight months from the date of this meeting.

Each year, the Executive Management would report to the General Meeting on the number of shares allotted pursuant to this authorisation under the conditions provided by law, and more particularly, by Article L 225-197-4 of the Code de Commerce.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

We ask that you approve changes to certain provisions of the Articles of Association to comply with the new provisions of French company law:

1) To amend Article 13, "Death, legal prohibition, personal bankruptcy, receivership or compulsory liquidation of a partner" and Article 15, "Executive Management" so as to comply with the reform of class action law instituted by the Business Insolvency Act of 26 July 2005;

2) To amend Article 19, "Deliberations of the Supervisory Board" to incorporate the new technical requirements stipulated by the decree of 11 December 2006 (amending the decree of 23 March 1967 on commercial companies) applying to meetings held by videoconferencing or other means of telecommunication;

3) To change the wording of Article 24, "General meetings of shareholders" to incorporate the changes in conditions for attending general meetings stipulated by the said decree of 11 December 2006.

We therefore recommend that you vote to amend the Company's Articles of Association as indicated above, subject to prior approval of the said amendments by the active partner.

If you agree with our recommendations, we request that you vote in favour of the resolutions as submitted to you.

Annexes to the Management Report

Executive Management's Special Report on the Share Buyback Programme

In accordance with the provisions of Article L 225-209 of the Code de Commerce, we hereby present our report on the Company's share buyback programme for 2006, pursuant to the authorisations granted by the shareholders at the General Meetings indicated below:

Programme authorised by AGM of	2 June 2005 (effective until 6 June 2006)	6 June 2006 (effective since 7 June 2006)
Date of Executive Management decision	24 March 2005	23 March 2006
Date of AMF certification	13 May 2005	N/A
AMF certification number	No. 05-385	N/A
Maximum number of shares	10% of the share capital	10% of the share capital
Maximum amount authorised	€650 million	€700 million
Maximum purchase price	€240	€360

During the year ended 31 December 2006, the Executive Management carried out the transactions listed in the tables below under the share buyback programmes authorising the Executive Management to trade in the Company's own shares under the terms of Article L 225-209 of the Code de Commerce.

	From 01/01/2006 to 06/06/2006[1]	From 07/06/2006 to 31/12/2006[1]	Total[1]
Not covered by liquidity contract			
Number of shares registered in the Company's name as at 31 December 2005	382,599	-	382,599
Number of shares bought	1,989,969	-	1,989,969
Reason for purchase:	cancellation	-	cancellation
Average purchase price	€68.30	-	€68.30
Number of shares sold	-	-	-
Average selling price	-	-	-
Net transaction costs, excluding VAT	€200,789	-	€200,789
Number of shares cancelled	2,246,568	-	2,246,568
Average price of cancelled shares	€66.56	-	€66.56
Number of shares registered in the Company's name as at 31 December 2006	126,000	-	126,000
Number of shares:			
– Allotted to stock option plans	126,000	-	126,000
– Cancelled	-	-	-
Net value at purchase cost	€5,313,067	-	€5,313,067
Net value at closing price	€11,938,500	-	€11,938,500
Par value	€64,260	-	€64,260
Percentage of share capital involved	0.12%	-	0.12%
Covered by liquidity contract			
Number of shares registered in the Company's name as at 31 December 2005	15,000	-	15,000
Funds allocated (liquidity account)	€10,000,000	€10,000,000	€10,000,000
Number of shares bought	464,850	300,276	765,126
Average purchase price	€67.81	€71.90	€69.41
Number of shares sold	388,050	377,076	765,126
Average selling price	€68.05	€71.30	€69.65
Number of shares registered in the Company's name as at 31 December 2006	-	15,000	15,000
Net value at purchase cost	-	€1,312,232	€1,312,232
Net value at closing price	-	€1,421,250	€1,421,250
Par value	-	€7,650	€7,650
Percentage of share capital involved	-	0.01%	0.01%

1. Figures adjusted to reflect three-for-one stock split on 10 June 2006.

A report on any such trading since 1 January 2007 will be submitted to you at the Annual General Meeting called in 2008 to approve the financial statements for the year ending 31 December 2007.

The Executive Management

Report from the Chairman of the Supervisory Board on the Conditions for Preparation and Organisation of the Supervisory Board's Work

In accordance with the applicable regulations and with the recommendations issued by the Autorité des Marchés Financiers, we hereby submit our report on the conditions for preparation and organisation of the Board's work and on the principles of corporate governance established and followed by the Company.

The Company follows those AFEP/MEDEF recommendations on corporate governance that are applicable to a *société en commandite par actions* (partnership limited by shares).

Composition of the Supervisory Board

The Supervisory Board comprises nine members: Mr Jérôme Guerrand, Chairman; Mr Maurice de Kervénoaël and Mr Ernest-Antoine Seillière, Vice-Chairmen; and Mrs Agnès Harth, Miss Julie Guerrand, Mr Frédéric Dumas, Mr Renaud Momméja, Mr Robert Peugeot and Mr Éric de Seynes.

Mr Jean-Claude Rouzaud resigned from his office as Supervisory Board member effective on 27 November 2006. At its meeting of 24 January 2007, the Supervisory Board filled the seat left vacant by Mr Rouzaud by co-opting Mr Robert Peugeot to replace him. The shareholders will be asked to ratify this appointment at the General Meeting of 5 June 2007.

Mrs Nathalie Besombes, who is in charge of corporate legal matters, serves as Secretary of the Board under the Chairman's supervision.

In keeping with the ownership structure of the Company, which is majority-owned by the Hermès family, several years ago, the Supervisory Board was opened up to include members who are not related to the Hermès family. Three incumbent Supervisory Board members are not related to the Hermès family: Messrs Maurice de Kervénoaël, Robert Peugeot and Ernest-Antoine Seillière.

Operation of the Supervisory Board

The Supervisory Board has not established any rules of procedure, as its *modus operandi* are clearly delineated in the Company's Articles of Association. A summary of these rules is provided on page 195.

The Statutory Auditors and the Works Council representatives are systematically invited to attend all Supervisory Board meetings.

The Supervisory Board meets at least twice a year, as stipulated by the Articles of Association.

During 2006, the Supervisory Board met three times. All Supervisory Board members diligently came to meetings. The average attendance rate was 92.59%.

In addition, as in previous years, the Chairman of the Supervisory Board was invited to attend all meetings of the Management Board of Émile Hermès SARL.

To ensure that Supervisory Board meetings are held in due and proper form, a file containing background documents on matters appearing on the agenda is sent out to each Supervisory Board member prior to each meeting.

Persons who are not Board members, in particular members of the Executive Committee and the Management Committee, may be invited to attend Board meetings at the Chairman's discretion to provide any information that members of the Board might require to reach a full understanding of matters on the agenda that are technical in nature or require special expertise.

Minutes are drawn up at the end of each meeting and sent to all Board members, who are invited to comment. Any comments are discussed at the next Supervisory Board meeting, which approves the final text of the minutes of the previous meeting.

Role of the Supervisory Board

The primary role of the Supervisory Board of a *société en commandite par actions* (partnership limited by shares) is to maintain ongoing control over the Company's management in accordance with the law and with the Articles of Association.

In this respect, the Supervisory Board is responsible for assessing the advisability of strategic choices; monitoring the correctness of Executive Management's actions; ensuring equal treatment of all shareholders; and verifying the procedures implemented by the Company to ensure the fairness and accuracy of the parent-company and consolidated financial statements.

To fulfil these obligations, every year, the Supervisory Board presents any comments it may have on the parent-company and consolidated financial statements, decides the proposed appropriation of net income, and provides all recommendations and authorisations.

The Supervisory Board has delineated the due diligence procedures it carried out during the year ended 31 December 2006 in a report presented to the Annual General Meeting called to approve the financial statements (pages 64-65).

The functions exercised by the Supervisory Board do not entail any interference with the Executive Management, or any liability arising from the management's actions or from the results of such actions.

Expense reimbursements

Supervisory Board members are reimbursed for travel, accommodation and restaurant expenses incurred thereby to attend the Supervisory Board meetings, upon presentation of substantiating documents or receipts.

There is a ceiling on such reimbursements.

Directors' fees

The Supervisory Board apportioned directors' fees in the amount of €130,000 euros for 2006, as approved by a resolution adopted by the shareholders at the Ordinary General Meeting of 6 June 2006. The fees apportioned to each director are shown on page 31 of the Management Report.

In 2006, the apportionment rules were amended to stipulate that Supervisory Board members who are employees of a Hermès Group company may now receive directors' fees.

Special committees

In January 2005, the Supervisory Board created two special committees: an Audit Committee and a Remuneration Committee.

• Remuneration Committee

The Remuneration Committee consists of the following members:

– Mr Ernest-Antoine Seillière, Chairman;
– Mr Bertrand Puech, member.

The responsibilities of the Remuneration Committee are:

– to receive information and make recommendations on the terms and conditions of remuneration paid to Executive Committee members;
– to receive information and make recommendations on the terms and conditions of any share purchase options and bonus shares granted to Executive Committee members;
– to ascertain that the remuneration of the Executive Chairmen complies with the provisions of the Articles of Association and the decisions made by the active partners.

The Remuneration Committee met twice during 2006. All members attended both meetings (the average attendance rate was 100%).

In 2006, the Remuneration Committee reviewed the following matters and issued recommendations thereon:

– 2006 compensation, 2005 bonuses and target

bonuses for 2006 for Executive Committee members;
– 2006 compensation for the Executive Chairmen.

• **Audit Committee**
The Audit Committee is composed of the following members:
– Mr Maurice de Kervénoaël, Chairman;
– Mr Charles-Éric Bauer, member;
– Miss Julie Guerrand, member;
– Mr Éric de Seynes, member.
The responsibilities of the Audit Committee are:
– to review and comment on the Company's parent company and consolidated financial statements prior to their approval by the Executive Management;
– to ascertain that the accounting methods applied are relevant and consistent;
– to verify that internal data collection and control procedures guarantee the quality of information provided;
– to review the work programme and results of internal and external audit assignments;
– to carry out special tasks assigned to it by the Supervisory Board.
The Audit Committee met twice during 2006. All members attended both meetings (the average attendance rate was 100%).
In 2006, the Audit Committee reviewed the following matters and issued recommendations thereon:
– review of consolidated financial statements for the year ended 31 December 2005;
– future work of the Audit Committee;
– review of consolidated financial statements for the six months ended 30 June 2006;
– significant events after the balance sheet date;
– Statutory Auditors' reports;
– audit work and procedures relating to cash management.
The Committee also carried out a trial audit to test one European subsidiary's internal control and cash security system.

• **Compensation of Committee members**
Members of the Remuneration Committee and Audit Committee receive €5,000 per year and the chairmen of those committees receive €10,000 per year.

Operation of the Committees
Each committee meets when convened by its Chairman in writing or orally, at any place indicated in the notice of meeting.
The deliberations of each committee meeting are recorded in minutes, which are entered in a special register and signed by the members in attendance.

Principles and rules applied by the Board to determine remuneration and benefits in kind granted to Corporate Executive Officers
As described in the Management Report (page 29), the Executive Chairmen's remuneration is capped by a ceiling defined in the Articles of Association (remuneration authorised by the Articles of Association) and by a ceiling approved by the General Meeting (additional remuneration). The Management Board of Émile Hermès SARL, active partner, determines the remuneration effectively paid to the Executive Chairmen within these limits. The Remuneration Committee ascertains that remuneration paid to the Executive Chairmen complies with the rules set forth above.

The Chairman of the Supervisory Board

Executive Management's Report on Internal Control Procedures Instituted by the Company

This report has been prepared on a voluntary basis in reference to Article 117 of the Loi de Sécurité Financière (Financial Security Act) of 1 August 2003 (Article L 225/37 of the Code de Commerce) and in accordance with Article L 621-18-3 of the Code Monétaire et Financier. It describes the internal control procedures instituted by Hermès International.

Without formally adopting these recommendations for fiscal year 2006, in carrying out its work and in preparing this report, Hermès International drew extensively on the documents issued by the AMF Working Group defining the internal control "Reference Framework" and on the "Application Guide" and "Questionnaires" (published in January 2007).

Hermès International's internal control system

The internal control system is designed by the Company and implemented under its responsibility. Its objectives are to ensure:

– compliance with laws and regulations;

– proper observance of the Executive Management's instructions and strategy directions;

– the effective operation of the Company's internal procedures, particularly those designed to help safeguard its assets; and

– the reliability of financial information.

More broadly, the internal control system enables the Company to maintain control over its businesses, to enhance the efficiency of its operations and to optimise the use of its resources.

By helping to prevent and control the risk that the Company will not meet its stated targets, internal control plays an important role in the conduct and oversight of Hermès International's different businesses.

However, no internal control system can absolutely guarantee that the Company will meet its targets or that it will eliminate all risks.

Hermès International strives to apply an effective internal control system within all of its subsidiaries.

Strong internal control components

While Hermès has grown into an international group, it retains its human dimension. The Company is dedicated to a culture and spirit of craftsmanship and seeks to cultivate a well-rounded set of values among its employees in a family-style environment.

Among these values, quality is paramount.

The Group's commitment to quality – the very essence of Hermès' business – applies not just to products but also to management methods. Hermès attaches great importance to its senior executives' managerial abilities.

The Hermès culture, which is propagated mainly through integration programmes for new managers and special training, imparts to each individual a thorough understanding of his or her role in the organisation and of the need to abide by the Hermès code of conduct and rules of behaviour.

The quality-oriented values and mentality shared by all employees serve as a solid foundation to underpin acceptance and observance of stringent internal control policies and procedures.

• An appropriate organisation

The Company is managed by an Executive Committee, a Management Committee and several special committees. This organisation ensures that strategic directions are consistently followed and that information is properly disseminated. Detailed organisational charts and memoranda outlining strategic goals give staff members a thorough

understanding of their role in the organisation and a way periodically to evaluate their performance by comparing it with stated targets.

During 2006, the business sectors were reorganised with a view to clearly defining roles and responsibilities and to increase accountability by decentralising management.

Responsibilities within each business sector were specifically delineated and formally documented, addressing both the legal and operational aspects. Work on this project will continue in 2007.

The sales organisation follows a multi-local approach designed to foster a high level of accountability among local managers, whose duties and responsibilities are spelled out in detail. The retail outlets are supervised by local entities, whose managers report to the Group's International Affairs Department, thereby ensuring consistency in operations and providing a means of control.

Through its network of over 50 human resources managers, Hermès has established hiring, training and skills development programmes designed to enable each individual effectively to perform his or her duties.

Within Hermès International, the Finance Department has primary responsibility for preparation and control of financial information. It oversees the Management Control and Consolidation Department, the Accounting and Tax Department, Treasury Management and the Corporate Financial Communication Department.

The Financial Control Department monitors and verifies financial information, both actual and projected, reported by the subsidiaries. Its main role is to ensure that the subsidiaries' financial management is consistent with the Executive Management's goals. Throughout the year, it works closely with the Managing Directors and Finance Directors of the subsidiaries to anticipate their needs and provide support.

The Management Control and Consolidation Department is responsible for preparing financial information in compliance with applicable standards and for tracking the Group's profitability in the short and medium term.

Lastly, the Audit Committee created in 2005 ascertains that the Group's internal control system is operating properly. Its responsibilities are described in the Report from the Chairman of the Supervisory Board on the Conditions for Preparation and Organisation of the Supervisory Board's work.

• High-quality information systems

Hermès International uses effective IT tools tailored to its requirements to prepare and control its financial information. Integrated applications are used to centralise data reported to Hermès International by the subsidiaries, for account consolidation and for cash management. Managers have access to data generated by the management systems on a weekly and monthly basis, giving them the information they need to manage business operations effectively, to monitor performance consistently, and to identify any irregularities in internal control processes.

The information systems are designed to ensure that the accounting and financial information produced complies with security, reliability, availability and relevance criteria. Specific rules governing the organisation and operation of all IT systems have been defined, applying to system access, validation of processing and year-end closing procedures, data archiving and record verification.

Furthermore, procedures and controls have been set up to protect the quality and security of operation, maintenance and upgrading (or setting

parameters) of accounting and management systems (management systems, for data used to prepare and process published accounting and financial information), and all systems that directly or indirectly send data to the accounting and management systems.

• Formally documented operating procedures

Hermès International and its subsidiaries have several manuals of procedure applying to the major categories of business sectors, activities and regions. Most of these procedures can be consulted on the Group's intranet. The Group Manual of Procedures, which is posted on the intranet, describes procedures covering the major functions, including purchasing, sales, cash management, inventories, fixed assets, human resources and IT systems. The Store Internal Control Manual contains more operational internal control procedures for managing and controlling the stores. These apply mainly to sales, account collections, inventory management and store security. Highly formalised procedures are also applied to the logistics function, and in 2006, one of the major logistics centres obtained ISO 9001 certification. Lastly, most Group subsidiaries, with the approval of Hermès International, have drafted procedures pertinent to their specific activities or local situations.

The Financial Manual contains all rules to be followed for financial reporting to Hermès International. This manual describes all accounting, financial and internal control procedures. It also contains detailed instructions on bookkeeping and recordkeeping requirements. The Group Chart of Accounts, drawn up in accordance with International Financial Reporting Standards (IFRS), also sets outs rules for financial recordkeeping. Lastly, the Group Finance Department periodically issues instructions that are sent to the subsidiaries when the year-end accounts are closed and at other times, on any topic with a bearing on financial information.

Stringent procedures have been defined for investments. The Business Development and Investment Department is responsible for monitoring and financial control of all investment projects. It verifies compliance with procedures and carries out a financial analysis of planned investments and development projects. An investment authorisation procedure sets out the different stages in approving investment decisions, which must be supported by profitability forecasts.

In addition, extremely stringent cash management procedures have been put in place. The Treasury Security Rules Manual details the following procedures: (a) rules for opening and operating bank accounts, called 'prudential rules', for each of the Group's companies, which are constantly updated and, among other things, include monitoring of the authorised signatories; (b) a currency procedure for hedging currency risk, which describes all authorised financial instruments and setting limits on their use by members of the Hermès International Treasury Management Department; (c) a currency agreement with each relevant subsidiary, which provides a framework for the relationships between Hermès International and its subsidiaries, sets out cash management policy and rules, and defines the terms and conditions for calculating and applying the annual guaranteed exchange rates; and (d) a Group cash investment policy which defines the criteria for investing the Group's cash and limits on its use by members of the Hermès International Treasury Management Department. These cash management procedures are periodically submitted to the Supervisory Board for review.

Effective internal control processes

• Targeted risk analysis

Hermès has instituted a variety of objectively verifiable systems to identify and analyse its major risks. It has adopted a systematic, specific approach to internal control. This work, which falls under the responsibility of the operating managers, is coordinated by the Audit and Risk Management Department.

Hermès has instituted two types of systematic processes: mapping of major risks and self-assessment of internal control items.

The purpose of risk mapping is to identify and prioritise the main risks to which the Group's entities and business sectors are exposed and to institute formal procedures for taking any measures needed to factor risks into managing its operations. The operating managers, with the support of the Audit and Risks Department, are in charge of risk mapping, which is based on interviews with the managers of the Group's main subsidiaries. This process was initiated in 2004 and was continued in the following years. It is now being updated and enhanced. It applies to all major activities and business sectors and will encompass the Group as a whole on an ongoing basis.

Operating procedures have been developed for self-assessment of internal control items. The self-assessment system methodology is based on the use of questionnaires that cover the key control items of the processes under review to be completed on the intranet by the subsidiaries. The system is designed to provide a way to assess the level of internal control within the subsidiaries and whether operational and functional risks are handled effectively at that level. If the control processes assessed are found to be ineffective, the subsidiaries are required to draw up an action plan to remedy the situation. Since 2004, all the subsidiaries have conducted some ten self-assessments (including three in 2006), and a number of these have been audited by the Group's internal auditors.

Hermès has also instructed specific processes to address certain categories of risk. The system operates through special committees. These committees meet periodically, depending on the type of risk (generally, monthly). As an example, special committees assigned to property risk and treasury risk meet to analyse the main risks identified internally or through third-party audits and to ascertain that existing control systems comply with Hermès standards.

• Operating managers responsible for internal control

One of the responsibilities of the operating managers is to institute stringent control systems. Hermès has traditionally taken an extremely prudent approach in this area. It requires its staff to carry out detailed controls and to apply stringent procedures. To substantiate the quality of these controls, starting in 2006, the main operating managers have been asked to report to the Group's senior management on the main features of the internal control process applied to entities under their responsibility.

Responsibility for accounting and financial controls lies primarily with the managing directors and finance directors of the subsidiaries, who are accountable for the quality of the financial information preparation processes applied by the entities they oversee. They are also responsible for circulating procedures drawn up and issued by Hermès International and for ensuring that these are properly applied.

Within the Group Finance Department, the Management Control and Consolidation Department and the Financial Control Department also carry

out many controls designed to ensure the reliability of financial information. These controls are performed primarily during reviews conducted when the year-end and half-year accounts are closed, when estimates are updated and when budgets are prepared.

Lastly, the Group's Executive Management periodically analyses the accounts of the subsidiaries and meets with the managers of the main subsidiaries to obtain status reports, to assess risks and to define any corrective measures required to achieve the stated goals.

The Audit and Risk Management Department also plays a key role in internal control of accounting and financial information. From time to time, it conducts audits of different subsidiaries to assess the quality of their internal control system and to issue recommendations to help operating managers improve the effectiveness and reliability of their internal controls.

• **Continuous monitoring**

While the operating managers have primary responsibility for the risk analysis processes described above, staff who are not involved in operations also participate in the process. These independent observers contribute to formulating an objective assessment not only of risks but also of internal control systems.

In addition, the special committees mentioned above play a role in oversight and control.

The Audit and Risk Management Department, which is responsible for ascertaining that operating managers comply with the internal control rules defined by Hermès International, also coordinates the work of a team comprising over ten auditors, in France, New York, Hong Kong and Tokyo – a level of staffing that is consistent with good practice observed in France. Hermès International auditors apply the four principles laid down by the IFACI (Institut de l'Audit Interne) Code of Conduct: integrity, objectivity, confidentiality and expertise. The Department reports to the Group's Executive Committee, which is a guarantee of its independence, namely from operations, and has unlimited authority to review any matter at its discretion. The Head of Audit and Risk Management attends Audit Committee meetings and meets with its Chairman on a regular basis.

Auditors work on the basis of an audit plan, which is drawn up every year and may be updated every six months as needed. The Audit and Risk Management Department conduct different types of audits, including general internal control audits, security audits (designed primarily to assess internal controls applied to cash and inventory management), audits of specific risks and organisational audits, in addition to special assignments carried out at the Executive Management's request. Upon completion of the audits, reports are prepared that contain the audit findings, identify risks and recommend solutions to remedy any problems. Proper implementation of the recommendations is verified during follow-up audits. The audit reports are sent to the managers of the audited subsidiaries or departments and to the Group's Executive Management.

Specialised audits (mainly IT system and environmental audits) are also carried out from time to time by the Company's different functional departments, with the help of outside consultants when necessary.

Lastly, as part of the account certification process, the external auditors perform an independent audit of accounting and financial processes and of financial statement preparation procedures. Their findings are a source of valuable information that the

organisation can draw on to adjust its internal control systems if needed. The external auditors also periodically review one or more aspects of the internal control system within the Group's main entities in order to adjust their audit work on the accounts. They also validate certain aspects of the system and submit recommendations on internal control to Hermès International.

Information on the internal control system for accounting and financial information

The internal control system for accounting and financial information is a key component of Hermès International's overall internal control process. Its goal is to ensure stringent financial oversight of the Company's business activities. It encompasses all processes involved in producing and reporting accounting and financial information. Like the general internal control system, it is based on an overall system that comprises an appropriate and effective information system organisation and a set of oversight, monitoring and control policies and procedures. In addition to the internal control goals defined above, the internal control system for accounting and financial information is designed:

– to prevent and identify any accounting or financial fraud or inconsistencies, inasmuch as this is possible;

– to ascertain the reliability of information circulated and used in-house for oversight or control purposes when such information is used to prepare published accounting and financial information; and

– to ensure that the published accounts and other information reported to investors is reliable.

• Oversight of the accounting and financial organisation

Procedures for oversight of the accounting and financial organisation have been instituted to ensure that Company accounting and financial policy is properly applied, to manage resources and to handle certain requirements, so as to meet the Executive Management's goals. The Hermès Group has set up an organised, documented system to ensure the consistency of reported consolidated accounting and financial data. This system is based on a strict division of responsibilities and on the holding company' tight controls on information produced by the subsidiaries.

The internal control process for accounting and financial information involves the following parties:

– Hermès International's executive management, comprising the Executive Chairman and the Executive Committee, which consists of five Managing Directors, each of whom has well-defined areas of responsibility. The Executive Management oversees the Group's strategic management. As part of the year-end financial statement review and approval process, for which it is responsible, the Executive Management receives all information that it deems to be useful, such as information on the main options applied for the reporting period, accounting estimates and changes in accounting methods, as well as details on the composition of earnings and on the presentation of the balance sheet, financial condition and notes. It analyses the subsidiaries' accounts on a regular basis and meets with their senior executives from time to time, particularly during the budget preparation and account closing periods. Lastly, it reviews the findings of the statutory auditors;

– The Supervisory Board, which exercises ongoing control over the Company's management.

By consulting with general management, the Board can verify that oversight and control systems are adequate to ensure that the financial information published by the Company is reliable and gives a true and fair view of its results and financial condition;

– The Audit Committee, whose responsibilities include reviewing and issuing comments on the parent company and consolidated financial statements before these are approved by the Executive Management, ascertaining that the accounting methods applied are relevant and consistent, and verifying that internal data collection and control procedures guarantee the quality of information provided.

The Managing Director for Finance and Administration, who is a member of the Executive Committee, is in charge of internal control of accounting and financial information at the Group level. He is responsible for ensuring that the oversight system in place is adequate to implement accounting policy, to manage resources (organisation, human resources, tools) and to comply with requirements pertaining to the preparation of budget, accounting and financial information. He also ascertains that the year-end account closing process is carried out properly. As indicated above, this system relies on the entities' finance directors and, at the head-office level, on a Group Finance Department, which comprises a Financial Control Department and a Management Control and Consolidation Department. It hinges on work performed by the Finance Department, the Audit and Risk Management Department and the statutory auditors.

Lastly, the overall reporting and consolidation process is reviewed on an annual basis for all the subsidiaries. This quality review of the year-end close and of the reporting of information to upper management looks at any problems that have been encountered and identifies areas that could be improved. The review report is submitted to the Managing Director for Finance and Administration.

• Procedures for preparing published accounting and financial information

The procedures that Hermès has implemented in drawing up the financial statements aim to ensure the following:

– that published accounting and financial information is impartial, objective and relevant in the light of user requirements; that reporting deadlines are met, by establishing a timetable for the account closing process, and that such information is understandable;

– that year-end consolidated account closing procedures meeting these criteria are drawn up and circulated to all consolidated entities, namely via the Group Chart of Accounts, the Manual of Financial Procedures, and instructions sent to the subsidiaries at the reporting dates and from time to time on any matter with a bearing on financial information;

– the traceability of closing accounting entries within the information systems;

– that individual accounts are controlled to ascertain that they comply with Group accounting standards and practices and to verify their consistency prior to integration of the consolidation packages;

– that systems are in place for analysing the accounts, such as reviews conducted by the auditors, verification of consolidation transactions, ascertaining that IFRS have been properly applied, analysis of internal transactions, etc.

The reporting and consolidation procedures call for numerous controls at different levels, which are designed to ensure the reliability of financial information. Reliability in the preparation of the con-

solidated accounts is ensured by the use of an integrated software system across the entire Group for both financial management and financial reporting. Moreover, at each year-end balance sheet date, the managing directors and finance directors of each subsidiary are required to provide a letter of affirmation in which they guarantee the reliability of financial information and internal control.

Due diligence carried out by the Executive Management in preparing this report

The Executive Management has drawn the information contained in this report primarily from the following sources:

- periodic meetings with the Managing Director for Finance and Administration, during which the various matters referred to above were discussed;
- meetings with the Director of the Audit and Risk Management Department to obtain status reports on internal control activities;
- a status report from the Statutory Auditors;
- periodic meetings with the main operating managers; and
- internal documents, issued by the main operating and financial officers, detailing their responsibilities in the area of internal control, in particular with respect to the accounts on which these officers report on their system at the appropriate level.

More generally, management has relied on its knowledge of the Group's people, its organisation and its key processes.

A process of continuous improvement

Hermès has initiated a process designed to achieve continuous improvement in its control process, as it has in most other areas of its operations. In 2007, the Group will focus on enhancing its risk mapping system and the internal control self-assessments carried out by operating managers. It will also step up efforts to consolidate operating procedures within unified systems, to formally document duties and responsibilities within its various units, to strengthen information systems security across the board on an ongoing basis, and to optimise controls of accounting and financial information by upgrading its consolidation IT systems.

The Executive Management

Report of the Supervisory Board to the Combined General Meeting of 5 June 2007

In accordance with legal and regulatory requirements, we hereby present our report for the year ended 31 December 2006.

We hereby inform you that:

• the Executive Management has kept us regularly informed of the Company's business operations and results;

• the income statement, balance sheet and notes thereto have been provided to us as required by law;

• transactions subject to prior approval by the Supervisory Board under the terms of special provisions contained in the Company's Articles of Association have been duly approved by us, as described below;

• the Supervisory Board has met on a regular basis to decide on various matters within its exclusive competence under the terms of the Articles of Association.

1. Comments on the parent company and consolidated financial statements

In light of the comprehensive review already provided, we have no specific comments on the business review or on financial statements for the year ended 31 December 2006.

We recommend that you approve the financial statements.

2. Appropriation of net income

We recommend that you approve the proposed appropriation of net income as set out in the Management Report, calling for payment of a net dividend of €0.95 per new share effective as of 8 June 2007.

3. Recommendations and authorisations issued by the Supervisory Board

a) Related-party agreements

During the year ended 31 December 2006, the Executive Management informed us of and submitted to us for approval proposed agreements covered by the provisions of Articles L 226-10 and L 225-38 through L 225-43 of the Code de Commerce. The Statutory Auditors' Special Report gives a brief description of agreements approved during 2006 and previously authorised agreements which remained in effect during the financial year.

b) Other recommendations and authorisations

In 2006, the Supervisory Board:

– issued a considered recommendation in favour of appointing Émile Hermès SARL as Executive Chairman of Hermès International, to coincide with the date of Mr Jean-Louis Dumas's resignation from his office of Executive Chairman;

– reviewed the situation concerning the Company's share capital and approved the Executive Management's plan to continue the share buyback programme while retaining adequate financial leeway to finance Hermès' expansion;

– duly noted the information submitted by the Legal Department on regulations governing the use or disclosure of confidential information (insider trading);

– duly noted the information submitted by the Legal Department on regulations on share ownership threshold disclosures;

– authorised the Executive Management to grant a first demand guarantee on behalf of Hermès of Paris to cover the obligations incurred by Hermès of Paris (and any future assignees) under the terms of a commercial lease;

– issued a favourable opinion on the dissolution of Virifran by the transfer of all its corporate assets to Hermès International;

– decided on the proposed appropriation of earnings to be submitted to the Combined General Meeting of 6 June 2006;

– duly noted the use made of the share buyback programme authorised by the Annual General Meeting of 2 June 2005;

– issued a favourable opinion on the proposed resolutions submitted to the Combined General Meeting of 6 June 2006;
– reviewed the updated security procedures (prudential rules) used within the group for systematic application of the ceiling on financial commitments;
– familiarised itself with the Supervisory Board Chairman's report on the conditions for preparation and organisation of the Supervisory Board's work and on the Executive Management's report on internal control;
– approved the proposed new wording of Article 3 of the Articles of Association of Émile Hermès SARL;
– duly noted the work accomplished by the Audit Committee and Remuneration Committee and their findings;
– reviewed documents on forecasting and planning;
– duly noted the disposals and acquisitions planned by the Group;
– appropriated directors' fees to be paid to Supervisory Board members;
– issued an opinion in favour of the dissolution of Hermès Interactif by the transfer of all its corporate assets to Hermès International.

4. Supervision exercised by the Supervisory Board

Stock option plans - Options exercised in 2006

At our meetings of 13 September 2006 and 24 January 2007, we duly noted the increases in the Company's capital effected as a result of the decision by a number of individuals to exercise their options to subscribe for new shares under the stock option plans approved by the Executive Management in accordance with the authorisation granted by the Extraordinary General Meeting of 25 May 1998.

Information on the number of shares issued during 2006 is provided on page 41 of the Management Report.

Cancellation of shares during 2006

At our meeting of 13 September 2006, we duly noted the reductions in share capital following the cancellation of shares held in treasury resulting from a decision of the Executive Management, pursuant to the authorisations granted by the Extraordinary General Meetings of 2 June 2005 and 6 June 2006.

Information on the number of shares cancelled during 2006 is provided in the Executive Management's Report on the Share Buyback Programme in the Annexes to the Management Report (page 52).

5. Opinion on the proposed resolutions submitted to the Combined General Meeting of 5 June 2007

We endorse all of the proposed resolutions.

This concludes our report on the information and opinions we considered necessary to bring to your attention in connection with the present General Meeting, and we recommend that you vote to approve all of the resolutions submitted to you.

The Supervisory Board

List of Corporate Appointments and Offices Held by the Executive Chairmen and Supervisory Board Members at Any Time During the Past Five Years

Jean-Louis Dumas

Date of birth: 2 February 1938

Other offices and positions held during 2006

Company name	Legal form	Country	Office	Comments
Berta	SC	France	Executive Manager	
Compagnie des Cristalleries de Saint-Louis	SACA	France	Director	
Compagnie Hermès de Participations	SAS	France	Permanent Representative of Hermès International, Chairman	
Émile Hermès	SARL	France	Executive Manager	
Gaulme	SACS	France	Vice-Chairman and Supervisory Board member	Until 20/10/2006
Gaulme	SACS	France	Honorary Chairman of the Supervisory Board	Since 20/10/2006
Hermès Interactif	SAS	France	Permanent Representative of Hermès International, Chairman	Until 18/09/2006
Hermès Sellier	SACA	France	Director and Artistic Director	Until 21/03/2006
Hermès Sellier	SACA	France	Member of the Executive Board	Since 21/03/2006
Immauger	SCI	France	Permanent Representative of Hermès International, Executive Manager	
Isamyol 8 renamed Hercia	SAS	France	Permanent Representative of Hermès International, Chairman	
Isamyol 9	SAS	France	Permanent Representative of Hermès International, Chairman	
Isamyol 10	SAS	France	Permanent Representative of Hermès International, Chairman	
Isamyol 11	SAS	France	Permanent Representative of Hermès International, Chairman	
Isamyol 12	SAS	France	Permanent Representative of Hermès International, Chairman	
L'Oréal	SACA	France	Director and Member of the Management and Remuneration Committee	Until 25/04/2006
Motsch George V	SAS	France	Permanent Representative of Hermès International, Chairman	
Peugeot SA	SACS	France	Supervisory Board member	Until 30/06/2006
SCI Auger-Hoche	SCI	France	Permanent Representative of Hermès International, Executive Manager	
SCI Boissy les Mûriers	SCI	France	Permanent Representative of Hermès International, Executive Manager	
SCI Boissy Nontron	SCI	France	Permanent Representative of Hermès International, Executive Manager	
SCI Briand Villiers I	SCI	France	Executive Manager	
SCI Briand Villiers II	SCI	France	Executive Manager	
SCI Edouard VII	SCI	France	Permanent Representative of Hermès International, Executive Manager	
SCI Les Capucines	SCI	France	Permanent Representative of Hermès International, Executive Manager	
Société Immobilière du Faubourg Saint-Honoré "SIFAH"	SCI	France	Executive Manager	
Sport-Soie	SACA	France	Chairman of the Board of Directors	Until 12/06/2006
Hermès Grèce		Greece	Director	
Hermès Greater China		Hong Kong	Chairman of the Board of Directors	
Hermès Japon		Japan	Chairman of the Board of Directors	
Hermès Retail (Malaysia)		Malaysia	Chairman of the Board of Directors	
Boissy Mexico		Mexico	Alternate Director	
Hermès de Paris (Mexico)		Mexico	Acting Director	
La Montre Hermès		Switzerland	Director	

Other offices and positions held during the previous four years and ending before 1 January 2006

Company name	Legal form	Country	Office	Comments
Gaumont	SACA	France	Director	Until 2002
Les Tissages Perrin	SACA	France	Permanent Representative of Hermès International, Director	Until 2002
Les Tissages Verel	SACA	France	Permanent Representative of Hermès International, Director	Until 2002
SIN Rejac	SACA	France	Permanent Representative of Sport Soie, Director	Until 2002
Soficuir International	SACA	France	Permanent Representative of Sport Soie, Director	Until 2002
Leica Camera AG		Germany	Supervisory Board member	Until 2003
Financière Saint-Éloi		Luxembourg	Permanent Representative of Hermès International, Director	Until 2002

Patrick Thomas

Date of birth: 16 June 1947

Other offices and positions held during 2006

Company name	Legal form	Country	Office	Comments
Ateliers A.S.	SACA	France	Permanent Representative of Sport-Soie, Director	
Créations, Éditions d'Étoffes d'Ameublement, CEDA	SACA	France	Permanent Representative of Hermès International, Director	
Compagnie des Cristalleries de Saint-Louis	SACA	France	Permanent Representative of Hermès International, Director	
Compagnie Hermès de Participations	SAS	France	Corporate Officer	
Gaulme	SACS	France	Supervisory Board member	
Gaulme	SACS	France	Vice-Chairman of the Supervisory Board	Since 20/10/2006
Hérakleion	SAS	France	Permanent Representative of Hermès International, Member of the Management Board	
Hermès Interactif	SAS	France	Corporate Officer	Until 18/09/2006
Hermès Sellier	SAS	France	Permanent Representative of Hermès International, Chairman	Since 21/03/2006
Holding Textile Hermès	SAS	France	Chairman	
Immauger	SCI	France	Permanent Representative of Hermès International, Executive Manager	
Isamyol 13 renamed Hermès Gainier	SAS	France	Permanent Representative of Hermès International, Chairman	
Isamyol 14 renamed SAS Ateliers Nontron	SAS	France	Permanent Representative of Hermès International, Chairman	
Isamyol 15	SAS	France	Permanent Representative of Hermès International, Chairman	
Isamyol 16	SAS	France	Permanent Representative of Hermès International, Chairman	
Isamyol 17	SAS	France	Permanent Representative of Hermès International, Chairman	
Isamyol 18	SAS	France	Permanent Representative of Hermès International, Chairman	
John Lobb	SACA	France	Permanent Representative of Hermès International, Director	
Massily Holding	SA	France	Vice-Chairman and Supervisory Board member	
Motsch George V	SAS	France	Permanent Representative of Hermès International, Chairman	
SC Honossy	SC	France	Permanent Representative of Hermès International, Executive Manager	
SCI Auger-Hoche	SCI	France	Permanent Representative of Hermès International, Executive Manager	
SCI Boissy les Mûriers	SCI	France	Permanent Representative of Hermès International, Executive Manager	
SCI Boissy Nontron	SCI	France	Permanent Representative of Hermès International, Executive Manager	
SCI Edouard VII	SCI	France	Permanent Representative of Hermès International, Executive Manager	
SCI Les Capucines	SCI	France	Permanent Representative of Hermès International, Executive Manager	

List of Corporate Appointments and Offices Held by the Executive Chairmen and Supervisory Board Members at Any Time During the Past Five Years

Company name	Legal form	Country	Office	Comments
Sport-Soie	SACA	France	Permanent Representative of Holding Textiles Hermès, Director	Until 12/06/2006
Sport-Soie	SAS	France	Permanent Representative of Holding Textiles Hermès, Chairman	Since 12/06/2006
Leica Camera AG		Germany	Supervisory Board member	
Hermès Australia		Australia	Director	
Hermès Benelux renamed Hermès Benelux Scandinavie		Belgium	Director	
Hermès do Brasil		Brazil	Member of the Consultative Committee	
Hermès Canada		Canada	Director	
Saint-Honoré Chile		Chile	Acting Director	
Saint-Honoré Shanghai renamed Saint-Honoré Shanghai Commercial & Trading Co.		China	Director	
Hermès Korea		South Korea	Chairman and Legal Representative	
Hermès Korea Travel Retail		South Korea	Chairman and Legal Representative	
Hermès Iberica		Spain	Director	
Hermès Holding US		USA	Chairman	Until 12/12/2006
Hermès of Hawai		USA	Chairman of the Board of Directors	
Hermès of Paris		USA	Chairman of the Board of Directors	
Hermtex		USA	Chairman of the Board of Directors	
Hermès Grèce		Greece	Director	
Hermès Greater China		Hong Kong	Director	
Herlee		Hong Kong	Chairman and Director	
John Lobb Limited renamed John Lobb (Hong Kong) Limited		Hong Kong	Director	
Hermès Italie		Italy	Director	
Hermès Japon		Japan	Director	
John Lobb Japan		Japan	Director	
Boissy Mexico		Mexico	Acting Director	
Hermès de Paris (Mexico)		Mexico	Acting Director	
Hermès Monte Carlo		Principality of Monaco	Permanent Representative of Sport-Soie, Director	
Hermès Prague		Czech Republic	Supervisory Board member	
Hermès GB Limited		United Kingdom	Director	
Hermès South East Asia		Singapore	Director	
Hermès Singapore Retail		Singapore	Director	
Boissy Retail		Singapore	Chairman	
Saint-Honoré (Bangkok)		Thailand	Director	

Other offices and positions held during the previous four years and ending before 1 January 2006

Company name	Legal form	Country	Office	Comments
Hermès International	SCA	France	Managing Director	Until 2004
William Grant and Sons		United Kingdom	Chairman	Until 2003

Jérôme Guerrand

Date of birth: 15 October 1944

Other offices and positions held during 2006

Company name	Legal form	Country	Office	Comments
Antonino	SCI	France	Executive Manager	
Comptoir Nouveau de la Parfumerie	SACS	France	Vice-Chairman and member of the Supervisory Board	
Hermès Sellier	SACA	France	Director	Until 21/03/2006
Hermès Sellier	SAS	France	Member of the Executive Board	Since 21/03/2006
J.L. & Co		United Kingdom	Director	
Morethanhotels Limited		United Kingdom	Director	

Other offices and positions held during the previous four years and ending before 1 January 2006

N/A

Frédéric Dumas

Date of birth: 13 May 1946

Other offices and positions held during 2006

Company name	Legal form	Country	Office	Comments
Comptoir Nouveau de la Parfumerie	SACS	France	Supervisory Board member	
Dobropol	SARL	France	Executive Manager	
Flèches	SC	France	Executive Manager	Until 06/11/2006
Flèches	SAS	France	Executive Committee Member	Since 06/11/2006
Sagaie	SC	France	Managing Partner	

Other offices and positions held during the previous four years and ending before 1 January 2006

N/A

Julie Guerrand

Date of birth: 26 February 1975

Other offices and positions held during 2006

Company name	Legal form	Country	Office	Comments
Antonino	SCI	France	Executive Manager	
Jerocaro	SCI	France	Executive Manager	
La Mazarine-SCIFAH	SCI	France	Executive Manager	
SCI Apremont	SCI	France	Executive Manager	
SCI Briand Villiers I	SCI	France	Executive Manager	
SCI Briand Villiers II	SCI	France	Executive Manager	
SCTI	SARL	France	Executive Manager	
Société Immobilière du Dragon	SCI	France	Executive Manager	
Val d'Isère Carojero	SCI	France	Executive Manager	

List of Corporate Appointments and Offices Held by the Executive Chairmen and Supervisory Board Members at Any Time During the Past Five Years

Other offices and positions held during the previous four years and ending before 1 January 2006

Company name	Legal form	Country	Office	Comments
Rothschild & Cie	SCS	France	Deputy Director	Until 2004

Agnès Harth

Date of birth: 4 October 1944

Other offices and positions held during 2006

Company name	Legal form	Country	Office	Comments
Cintaphée	SC	France	Executive Manager	
Compagnie des Arts de la Table	SAS	France	Director of Design and Heritage	
Émile Hermès	SARL	France	Member of the Management Board	
Hermès Sellier	SACA	France	Director	Until 21/03/2006
Hermès Sellier	SAS	France	Member of the Executive Board	Since 21/03/2006
Sirano	SC	France	Executive Manager	

Other offices and positions held during the previous four years and ending before 1 January 2006

N/A

Maurice de Kervénoaël

Date of birth: 28 September 1936

Other offices and positions held during 2006

Company name	Legal form	Country	Office	Comments
Charles Riley Consultants International	SACA	France	Director	Until 31/03/2006
Comptoir Nouveau de la Parfumerie	SACS	France	Chairman of the Supervisory Board	
Laurent-Perrier	SACS	France	Chairman of the Supervisory Board	
MDK Consulting	EURL	France	Executive Manager	
Onet	SACS	France	Supervisory Board member	
Petit Bateau	SAS	France	Chairman	Since 01/09/2006
SIA Groupe SA	SACS	France	Chairman and Supervisory Board member	

Other offices and positions held during the previous four years and ending before 1 January 2006

Company name	Legal form	Country	Office	Comments
Alsatia	SACS	France	Supervisory Board member	Until 2003
Irus	SACS	France	Chairman of the Supervisory Board	Until 2005
Panzani	SAS	France	Director	Until 2004
Quick		Belgium	Director	Until 2002
Italaquae		Italy	Director	Until 2002

Renaud Omméja

Date of birth: 20 March 1962

Other offices and positions held during 2006

Company name	Legal form	Country	Office	Comments
Altizo	SC	France	Executive Manager and Majority Owner	
Cabinet de conseil Marketing Marand Momméja Associés		France	Associate Director	
Comptoir Nouveau de la Parfumerie	SACS	France	Supervisory Board member	
GFA Château Fourcas Hosten	GFA	France	Co-executive Manager	Since 22/12/2006
Newsport renamed Newsweb	SACS	France	Permanent Representative of Altizo, Supervisory Board member	
Lor	SC	France	Co-executive Manager	
Pollux et Consorts	SAS	France	Executive Committee Member	
SARL Tolazi	SARL	France	Executive Manager	
SCI Briand Villiers I	SCI	France	Executive Manager	
SCI Briand Villiers II	SCI	France	Executive Manager	
Société Immobilière du Faubourg Saint-Honoré "SIFAH"	SCI	France	Executive Manager	Since 12/06/2006
Société Civile du Château Fourcas Hosten	SCEA	France	Deputy Executive Manager	Since 22/09/2006 and until 22/12/2006
Société Civile du Château Fourcas Hosten	SCEA	France	Permanent Representative of Lor, Executive Manager	Since 22/12/2006
J.L. & Co		United Kingdom	Director	
Catapult Asset Management		United Kingdom	Director	

Other offices and positions held during the previous four years and ending before 1 January 2006

Company name	Legal form	Country	Office	Comments
Abrilot (absorbée par Pollux et Consorts)	SC	France	Co-executive Manager	Until 2003
Carat Local Agence Conseil Media	SAS	France	Marketing Director	Until 2003
Carat Sud Ouest	SAS	France	Director	Until 2004
Sport 4 Fun	SAS	France	Member of the Board of Directors	Until 2004

Ernest-Antoine Seillière

Date of birth: 20 December 1937

Other offices and positions held during 2006

Company name	Legal form	Country	Office	Comments
Bureau Veritas	SACS	France	Supervisory Board member	
Cap Gemini	SACA	France	Director, Vice-Chairman of the Board	Until 11/05/2006
Editis Holding	SACS	France	Supervisory Board member	
Legrand Holding renamed Legrand	SACA	France	Chairman of the Board of Directors	Until 17/03/2006
Legrand Holding renamed Legrand	SACA	France	Director	Since 17/03/2006
Gras Savoye & Cie	SCA	France	Supervisory Board member	
Peugeot SA	SACS	France	Supervisory Board member	
Société Lorraine de Participations Sidérurgiques	SACA	France	Chairman of the Board of Directors and Managing Director	

List of Corporate Appointments and Offices Held by the Executive Chairmen and Supervisory Board Members at Any Time During the Past Five Years

Company name	Legal form	Country	Office	Comments
Wendel Investissement	SACS	France	Chairman of the Supervisory Board	
Wendel-Participations	SNC	France	Permanent Representative of Société Lorraine de Participations Sidérurgiques, General Partner	
Lumina Parent		Luxembourg	Chairman of the Board of Directors	Until 6/04/2006
Oranje Nassau Groep BV		Netherlands	Chairman of the Supervisory Board	
Sofisamc		Switzerland	Director	

Other offices and positions held during the previous four years and ending before 1 January 2006

Company name	Legal form	Country	Office	Comments
Bureau Veritas	SACS	France	Permanent Representative of Oranje Nassau Groep BV, Supervisory Board member	Until 2005
Bureau Veritas	SACS	France	Permanent Representative of Sofiservice, Supervisory Board member	Until 2002
Wendel Investissement	SACA	France	Chairman of the Board of Directors and Managing Director	Until 2005
Trader Classified Media		Netherlands	Chairman of the Supervisory Board	Until 2003

Éric de Seynes

Date of birth: 9 June 1960

Other offices and positions held during 2006

Company name	Legal form	Country	Office	Comments
Brame et Lorenceau	SACA	France	Director	
CLMC	SC	France	Executive Manager	
Éditions Signes de Caractères	SARL	France	Executive Manager	
Groupe Option	SAS	France	Chairman	
Hermès Sellier	SACA	France	Director	Until 21/03/2006
Hermès Sellier	SAS	France	Member of the Executive Board	Since 21/03/2006
Les Producteurs	SACA	France	Director	
Option Organisation	SA	France	Chairman	
Option Presse	SAS	France	Chairman	
Option Sports Evénements	SAS	France	Chairman	
SCP Place des Vosges	SC	France	Member of the Board Executive Management	
SFERIC	SC	France	Executive Manager	
Société Immobilière Groupe Option	SAS	France	Chairman	
Suntseu	SA	France	Director	
Alcopa		Belgium	"Advisory Board Member"	

Other offices and positions held during the previous four years and ending before 1 January 2006

N/A

Information on Co-opted Board Members whose Nomination is Subject to Ratification by the Combined General Meeting of 5 June 2007

Robert Peugeot

Date of birth: 25 April 1950

Offices or positions held within the Hermès Group

Nil

Positions held during the past five years

2007-present	Member of the Supervisory Board of Peugeot SA
2002-2007	Member of the Executive Committee and Vice President, Innovation and Quality, PSA Peugeot Citroën Group
2002-present	Chairman and CEO, Société Foncière, Financière et de Participations (FFP)

Offices held in other companies

Member of the Supervisory Board of Aviva France (SACS)
Executive Manager, CHP Gestion (SARL)
Legal Representative of Société Foncière, Financière et de Participations FFP; Chairman: Financière Guiraud (SAS)
Director, Immeubles et Participations de l'Est (SA)
Executive Manager, Rodom (SC)
Permanent Representative of Société Foncière, Financière et de Participations FFP; member of the Supervisory Board of Zodiac (SACS)
Director, Citroën Denmark A/S (Denmark)
Director, Fomentos de Construcciones y Contratas, SA (Spain)
Chairman and CEO, Simante S.L. (Spain)
Director, Aviva Participations (SA)
Director, Etablissements Peugeot Frères (SA)
Director, GIE PSA Renault (GIE)
Director, Imerys (SA)
Director, LFPF La Française de Participations Financières (SA)
Director, Sanef (SA)
Member of the Supervisory Board of Citroën Deutschland Aktiengesellschaft (Germany)
Director, B-1998, SL (Spain)
Director, FCC Construccion, SA (Spain)
Director, Citroën UK Ltd (United Kingdom)

Other offices and positions held during 2006

Company name	Legal form	Country	Office	Comments
Aviva France	SACS	France	Supervisory Board member	
Aviva Participations	SA	France	Director	
CHP Gestion	SARL	France	Executive Manager	
Établissements Peugeot Frères	SA	France	Director	
Financière Guiraud	SAS	France	Legal Representative Société Foncière, Financière et de Participations – FFP, Chairman	
GIE PSA Renault	GIE	France	Director	
Imerys	SA	France	Director	
Immeubles et Participations de l'Est	SA	France	Director	
Institut Français du Pétrole	SA	France	Director	Until 10/10/2006
LFPF – La Française de Participations Financières	SA	France	Director	
PSA Peugeot Citroën	SACS	France	Member and Executive Vice President, Innovation and Quality	
Rodom	SC	France	Executive Manager	
Sanef	SA	France	Director	
Société Foncière, Financière et de Participations – FFP	SA	France	Chairman and Chief Executive Officer	
Zodiac	SACS	France	Permanent Representative of Société Foncière, Financière et de Participations (FFP), Supervisory Board member	
Citroën Deutschland Aktiengesellschaft		Germany	Supervisory Board member	
Citroën Danemark A/S		Denmark	Director	
B-1998, SL		Spain	Director	
Fomentos de Construcciones y Contratas, SA		Spain	Director	

Information on Co-opted Board Members whose Nomination is Subject to Ratification by the Combined General Meeting of 5 June 2007

Company name	Legal form	Country	Office	Comments
FCC Construccion, SA		Spain	Director	
Simante S.L.		Spain	Chairman and Chief Executive Officer	
Citroën UK Ltd		United Kingdom	Director	

Other offices and positions held during the previous four years and ending before 1 January 2006

Company name	Legal form	Country	Office	Comments
Groupe Taittinger	SACS	France	Supervisory Board member	Until 2005
Imerys	SACS	France	Supervisory Board member	Until 2005
Lisi	SA	France	Director	Until 2002
Société du Louvre	SA	France	Director	Until 2005
Peugeot Automobile UK Ltd		United Kingdom	Director	Until 2005

Five-year Summary of Financial Data

	2006	2005	2004	2003	2002
Share capital at year-end					
Share capital (in thousands of euros)	54,506	55,591	56,575	56,511	56,381
Number of shares in issue	106,874 614[1]	36,333,854	36,977,172	36,935,004	36,850,272
Income statement data					(in thousands of euros)
Sales excluding VAT	50,769	47,191	43,113	40,375	41,487
Income before tax, employee profit-sharing, depreciation, amortisation, provisions, and impairment	229,653	200,421	233,675	183,994	181,259
Corporate income tax	(9,236)	(9,233)	(11,074)	(1,776)	(1,149)
Employee profit sharing	1,919	1,651	1,465	1,373	1,286
Income after tax, employee profit-sharing, depreciation, amortisation, provisions, and impairment	225,633	223,153	213,566	167,786	174,747
Profits distributed as dividends (including treasury shares)	103 042[2]	92,330	75,385	63,914	61,974
Per-share data					(in euros)
Income after tax and employee profit-sharing but before depreciation, amortisation and provisions	2,22[1]	5.72	6.56	4.99	4.92
Income after tax employee profit-sharing, depreciation, amortisation and provisions	2,11[1]	6.14	5.78	4.54	4.74
Net dividend paid per share	0,95[1,2]	2.50	2.00	1.70	1.65
Personnel					
Number of employees (permanent staff on the payroll at end of period)	216	197	175	169	162
Total payroll costs for the year (in thousands of euros)	18,879	16,994	15,636	16,672	12,524
Employee benefits paid during the year (in thousands of euros)	9,941	10,130	9,058	5,918	8,100

1. After three-for-one stock split on 10 June 2006
2. Subject to approval by the Combined General Meeting of 5 June 2007.

Consolidated Financial Statements

Consolidated Income Statement

in millions of euros

	2006	2005	2004*
Sales (notes 3 and 4)	**1,514.9**	**1,427.4**	**1,331.4**
Cost of sales	(524.9)	(498.6)	(463.4)
Gross profit (note 5)	**990.0**	**928.8**	**868.0**
Selling, marketing and administrative expenses (note 6)	(537.3)	(488.1)	(462.9)
Other income and expense (note 8)	(51.6)	(57.2)	(48.0)
Recurring operating income	**401.1**	**383.5**	**357.1**
Other non-current income and expense (note 9)	14.1		
Operating income	**415.2**	**383.5**	**357.1**
Net financial income (note 10)	(0.3)	3.9	7.5
Pre-tax income	**414.9**	**387.4**	**364.6**
Corporate income tax (note 11)	(136.2)	(135.8)	(125.2)
Share of net income of associates (note 12)	(5.9)	0.2	(21.0)
CONSOLIDATED NET INCOME	**272.8**	**251.8**	**218.4**
Minority interests (note 13)	(4.4)	(4.8)	(4.5)
NET INCOME - GROUP'S SHARE	**268.4**	**247.0**	**213.9**
Earnings per share** (in euros) (note 14)	2.51	2.27	1.94
Diluted earnings per share** (in euros) (note 14)	**2.51**	**2.26**	**1.94**

* Excluding the impact of IAS 32 and 39 on financial instruments.

** After 3-for-1 stock split applied to comparative figures.

Consolidated Balance Sheet as at 31 December 2006

ASSETS

in millions of euros

	31/12/2006			31/12/2005	31/12/2004
	Gross	Depreciation, amortisation and impairment	Net	Net*	Net**
Non-current assets	**1,280.5**	**476.5**	**804.0**	**780.8**	**660.9**
Goodwill (note 15)	51.5	32.6	18.9	19.7	18.8
Intangibles (note 16)	90.1	53.6	36.5	29.8	24.1
Property, plant & equipment (note 17)	915.5	377.7	537.8	499.5	450.7
Investment property (note 18)	12.7	1.0	11.7	12.2	4.1
Available-for-sale securities (note 20)	22.7	5.5	17.2	17.4	9.2
Held-to-maturity securities (note 20)	29.6	5.9	23.7	47.4	23.2
Investments in associates (note 12)	33.9	–	33.9	37.7	28.4
Loans and deposits (note 21)	14.4	0.2	14.2	15.1	12.5
Deferred tax assets (note 11)	110.1	–	110.1	102.0	89.9
Current assets	**1,278.0**	**136.0**	**1,142.0**	**1,117.5**	**1,084.1**
Inventories and work in progress (note 22)	480.0	130.3	349.7	322.2	290.2
Trade receivables (note 23)	122.7	4.6	118.1	115.4	111.6
Current tax receivables (notes 11-23)	0.9	–	0.9	1.0	6.8
Other receivables (note 23)	56.1	1.1	55.0	38.4	37.5
Financial instruments at fair value (note 24)	47.9	–	47.9	35.2	29.3
Cash and cash equivalents (notes 24-25)	570.4	–	570.4	605.3	608.7
TOTAL ASSETS	**2,558.5**	**612.5**	**1,946.0**	**1,898.3**	**1,745.0**

* 2005 reported balance sheet figures are after applying the SoRIE amendment on recognition of actuarial gains and losses on employee benefit obligations.

** 2004 reported balance sheet figures are adjusted for the application of IAS 32 and 39 on financial instruments and after applying the SoRIE amendment on recognition of actuarial gains and losses on employee benefit obligations.

EQUITY & LIABILITIES

Before appropriation

in millions of euros

	31/12/2006	31/12/2005*	31/12/2004**
Shareholders' equity	**1,424.2**	**1,401.7**	**1,289.4**
Share capital	54.5	55.6	56.6
Share premium	41.6	36.3	32.6
Treasury stock	(6.6)	(20.0)	(45.2)
Reserves	1,049.9	1,044.7	1,008.9
Translation adjustment	(14.7)	16.3	(11.3)
Derivatives included in equity	15.9	0.3	16.7
Net income for the year	268.4	247.0	213.9
Minority interests (note 13)	15.2	21.5	17.2
Non-current liabilities	**109.2**	**112.8**	**111.1**
Borrowings and debt (note 24)	24.0	33.1	39.8
Provisions (note 26)	-	0.7	3.2
Pension and other employee benefits (note 27)	38.0	37.1	26.4
Deferred tax liabilities (note 11)	21.2	10.8	16.5
Other non-current liabilities (note 28)	26.0	31.1	25.2
Current liabilities	**412.6**	**383.8**	**344.5**
Borrowings and debt (note 24)	43.0	32.1	53.9
Provisions (note 26)	11.0	15.1	10.8
Pension and other employee benefits (note 27)	4.7	4.0	2.5
Trade payables (note 28)	163.4	146.4	142.9
Financial instruments at fair value (note 24)	28.0	35.3	-
Current tax liabilities (notes 11-28)	33.2	43.2	23.8
Other current liabilities (note 28)	129.3	107.7	110.6
TOTAL EQUITY AND LIABILITIES	**1,946.0**	**1,898.3**	**1,745.0**

* 2005 reported balance sheet figures are after applying the SoRIE amendment on recognition of actuarial gains and losses on employee benefit obligations.

** 2004 reported balance sheet figures are adjusted for the application of IAS 32 and 39 on financial instruments and after applying the SoRIE amendment on recognition of actuarial gains and losses on employee benefit obligations.

The €14.7 million negative translation adjustment comprises negative balances of €18.5 million for Japan and €4.2 million for the Americas, and positive balances of €5 million for the rest of Asia and of €3 million for the rest of Europe.

Statement of Changes in Consolidated Shareholders' Equity

Before appropriation

	Share capital	Share premium	Treasury stock	Consolidated reserves
As at 1 January 2004	**56.5**	**30.3**	**(26.9)**	**1,083.9**
Movements				
Change in share capital and share premium	0.1	2.3	–	–
Purchase or sale of treasury stock	–	–	(18.3)	–
Consolidated net income for the year	–	–	–	–
Dividends paid	–	–	–	(63.5)
Change in translation adjustments	–	–	–	–
Change in minority interests	–	–	–	–
Other	–	–	–	(0.3)
As at 31 December 2004	**56.6**	**32.6**	**(45.2)**	**1,020.1**
Movements				
Financial instruments (IAS 32 and 39)	–	–	–	(8.7)
As at 1 January 2005	**56.6**	**32.6**	**(45.2)**	**1,011.4**
Actuarial gains or losses on employee benefit obligations	–	–	–	(2.5)
As at 1 January 2005 (restated)*	**56.6**	**32.6**	**(45.2)**	**1,008.9**
Movements				
Change in share capital and share premium	0.1	3.7	–	–
Purchase or sale of treasury stock	–	–	(73.5)	–
Appropriation of net income for previous year	–	–	–	213.9
Consolidated net income for the year	–	–	–	–
Dividends paid	–	–	–	(74.0)
Change in translation adjustments	–	–	–	–
Derivatives included in equity	–	–	–	–
Change in minority interests	–	–	–	–
Cancellation of treasury stock	(1.1)	–	98.7	(97.6)
Other	–	–	–	(0.2)
As at 31 December 2005	**55.6**	**36.3**	**(20.0)**	**1,053.5**
Actuarial gains or losses on employee benefit obligations	–	–	–	(8.8)
As at 31 December 2005 (restated)*	**55.6**	**36.3**	**(20.0)**	**1,044.7**
Movements				
Change in share capital and share premium	0.1	5.3	–	–
Purchase or sale of treasury stock	–	–	(136.2)	–
Appropriation of net income for previous year	–	–	–	247.0
Consolidated net income for the year	–	–	–	–
Dividends paid	–	–	–	(90.3)
Change in translation adjustments	–	–	–	–
Derivatives included in equity	–	–	–	–
Actuarial gains or losses on employee benefit obligations	–	–	–	(3.1)
Change in minority interests	–	–	–	–
Cancellation of treasury stock	(1.2)	–	149.6	(148.4)
Other	–	–	–	–
As at 31 December 2006	**54.5**	**41.6**	**(6.6)**	**1,049.9**

* After applying the SoRIE amendment on recognition of actuarial gains and losses on employee benefit obligations.

in millions of euros

Net income for the year - Group's share	Derivative financial instruments	Translation differences	Equity - Group's share	Minority interests	Shareholders' equity	Number of shares outstanding**
–	**–**	**–**	**1,143.8**	**18.2**	**1,162.0**	**110,805,012**
–	–	–	2.4	–	2.4	126,504
–	–	–	(18.3)	–	(18.3)	–
213.9	–	–	213.9	–	213.9	–
–	–	–	(63.5)	–	(63.5)	–
–	–	(11.3)	(11.3)	–	(11.3)	–
–	–	–	–	1.5	1.5	–
–	–	–	(0.3)	–	(0.3)	–
213.9	**–**	**(11.3)**	**1,266.7**	**19.7**	**1,286.4**	**110,931,516**
–	16.7	–	8.0	(2.5)	5.5	–
213.9	**16.7**	**(11.3)**	**1,274.7**	**17.2**	**1,291.9**	**110,931,516**
–	–	–	(2.5)	–	(2.5)	–
213.9	**16.7**	**(11.3)**	**1,272.2**	**17.2**	**1,289.4**	**110,931,516**
–	–	–	3.8	–	3.8	154,575
–	–	–	(73.5)	–	(73.5)	–
(213.9)	–	–	–	–	–	–
247.0	–	–	247.0	–	247.0	–
–	–	–	(74.0)	–	(74.0)	–
–	–	27.6	27.6	–	27.6	–
–	(16.4)	–	(16.4)	–	(16.4)	–
–	–	–	–	4.3	4.3	–
–	–	–	–	–	–	(2,084,529)
–	–	–	(0.2)	–	(0.2)	–
247.0	**0.3**	**16.3**	**1,389.0**	**21.5**	**1,410.5**	**109,001,562**
–	–	–	(8.8)	–	(8.8)	–
247.0	**0.3**	**16.3**	**1,380.2**	**21.5**	**1,401.7**	**109,001,562**
–	–	–	5.4	–	5.4	119,820
–	–	–	(136.2)	–	(136.2)	–
(247.0)	–	–	–	–	–	–
268.4	–	–	268.4	–	268.4	–
–	–	–	(90.3)	–	(90.3)	–
–	–	(31.0)	(31.0)	–	(31.0)	–
–	15.6	–	15.6	–	15.6	–
–	–	–	(3.1)	–	(3.1)	–
–	–	–	–	(6.3)	(6.3)	–
–	–	–	–	–	–	(2,246,568)
–	–	–	–	–	–	–
268.4	**15.9**	**(14.7)**	**1,409.0**	**15.2**	**1,424.2**	**106,874,814**

** After 3-for-1 stock split applied to comparative figures.

As at 31 December 2006, the share capital of Hermès International was made up of 106,874,814 shares with a par value of €0.51 each. By a resolution adopted by the shareholders at the Annual General Meeting of 6 June 2006, the par value of each share was divided by three, thereby reducing it from €1.53 to €0.51 effective as of 10 June 2006. Of these shares, 141,000 are treasury stock.

In 2006, the share capital changed as follows:

- it was increased by €0.1 million (i.e. by 119,820 shares, including 18,440 at a par value of €1.53 and 64,500 at a par value of €0.51) due to the exercise of options to subscribe for new shares reserved for Hermès Group employees;
- it was reduced by €1.1 million following the cancellation of 2,246,568 treasury shares (including 85,533 at a par value of €1.53 and 1,989,969 at a par value of €0.51)

It is specified that no shares are reserved for issuance under stock option or sale contracts.

Changes in translation adjustments in 2006 relate mainly to the following:

	in millions of euros
Negative translation adjustment differences	
Japanese yen	(12.6)
US dollar	(9.3)
Hong Kong dollar	(5.2)
Singapore dollar	(1.3)
Korean won	(0.5)
Canadian dollar	(0.5)
Swiss franc	(0.3)
Australian dollar	(0.2)
Other currencies	(1.5)
Sub-total	*(31.4)*
Positive translation adjustment differences	
Pound sterling	0.4
Sub-total	*0.4*
Total	**(31.0)**

Statement of Cash Flows

Before appropriation

in millions of euros

	31/12/2006	31/12/2005[1]	31/12/2004[1]
OPERATING CASH FLOW *	**321.7**	**305.9**	**291.7**
OPERATING CASH FLOW BEFORE COST OF DEBT AND CURRENT TAX CHARGE	**469.7**	**438.4**	**406.8**
Inventories and work in progress	(37.4)	(24.7)	(12.4)
Trade receivables	(13.8)	3.6	(12.2)
Other receivables and miscellaneous items (excl. current tax charge)	(4.8)	(4.8)	(0.3)
Accounts payable	14.7	3.5	14.3
Other liabilities and miscellaneous items (excl. current tax charge)	5.9	(4.7)	10.7
Change in fair value of derivatives	0.6	3.2	-
Change in operating working capital requirement	**(34.8)**	**(23.9)**	**0.1**
CASH FLOW FROM OPERATING ACTIVITIES	**434.9**	**414.5**	**406.9**
Cost of net debt	0.2	3.8	7.3
Income tax paid	(141.8)	(113.2)	(133.1)
NET CASH FLOW FROM OPERATING ACTIVITIES	**293.3**	**305.1**	**281.1**
Acquisitions of intangibles	(10.0)	(9.0)	(7.3)
Acquisitions of property, plant and equipment	(113.2)	(90.6)	(95.4)
Acquisitions of investments in associates	(11.1)	(18.9)	(17.2)
Acquisitions of other long-term investments	–	(24.3)	(12.0)
Amounts payable relating to non-current assets	5.7	(1.9)	0.8
Proceeds from disposals of assets used in operations	1.5	1.9	0.6
Proceeds from disposals of interests in consolidated companies	12.8	–	–
Proceeds from disposals of other long-term investments	15.6	–	–
FUNDS USED IN INVESTING ACTIVITIES	**(98.7)**	**(142.8)**	**(130.5)**
Dividends paid	(95.0)	(76.5)	(64.8)
Purchases of treasury stock	(136.2)	(73.5)	(18.3)
Borrowings	6.9	6.5	13.2
Loan reimbursements	(12.4)	(14.4)	(24.3)
Other increases/(decreases) in equity	5.7	3.6	1.8
CASH FLOW	**(231.0)**	**(154.3)**	**(92.4)**
Effect of changes in scope of consolidation	(2.9)	11.0	(2.2)
Effect of foreign exchange differences	(7.2)	0.4	(0.5)
CHANGE IN NET CASH POSITION	**(46.5)**	**19.4**	**55.5**
Net cash position at 1 January**	584.7	565.3	509.8
Net cash position at 31 December**	538.2	584.7	565.3
CHANGE IN NET CASH POSITION	**(46.5)**	**19.4**	**55.5**

Statement of Cash Flows

* Calculation of operating cash flow

in millions of euros

	31/12/2006	31/12/2005[1]	31/12/2004
Net income - Group's share	**268.4**	**247.0**	**213.9**
Depreciation and amortisation	54.3	47.4	49.4
Negative goodwill	(2.4)	-	-
Impairment losses	4.5	4.4	3.3
Derivatives marked to market	2.6	1.1	-
Currency gains/(losses) on fair value adjustments	7.0	(4.1)	-
Change in provisions	0.9	2.4	(1.6)
Share of net income/(losses) of associates	5.9	(0.2)	21.0
Minority interests	4.4	4.8	4.5
Gains/(losses) on disposals	(19.7)	(0.7)	1.0
Deferred tax charge	(3.0)	3.7	0.1
Other	(1.2)	0.1	0.1
OPERATING CASH FLOW	**321.7**	**305.9**	**291.7**
Cost of net debt	(0.2)	(3.8)	(7.3)
Current tax charge	148.2	136.3	122.4
OPERATING CASH FLOW before cost of net debt and current tax charge	**469.7**	**438.4**	**406.8**

** Reconciliation of net cash position at 31 December

in millions of euros

	31/12/2006	31/12/2005[1]	31/12/2004[1]
Cash and cash equivalents	570.4	605.3	608.7
Bank overdrafts and current accounts in debit	(32.2)	(20.6)	(43.4)
NET CASH AND CASH EQUIVALENTS	**538.2**	**584.7**	**565.3**

1. Operating cash flow reported in 2005 has been adjusted for the impact of revaluation of liabilities and receivables denominated in foreign currencies. Net cash reported in 2005 for 2005 and 2004 has been restated for loans.

Notes to the Consolidated Financial Statements

NOTE 1 - ACCOUNTING POLICIES

The Hermès Group's consolidated financial statements for the year ended 31 December 2006 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union as of 31 December 2006. Under European Regulation 1606/2002 of 19 July 2002, companies listed on a regulated stock exchange in one of the European Union member states are required to present their consolidated financial statements for financial years commencing on or after 1 January 2005 in accordance with IFRS.

The following is noted:

• The amendment to IAS 39 - Cash Flow Hedge Accounting of Forecast Intragroup Transactions, which is mandatory as from 1 January 2006, has been applied as from 1 January 2005;

• Adoption of the following amendments and standards endorsed by the European Union since 31 December 2005, and which are applicable effective on 1 January 2006, produced no material impact on publication of the consolidated financial statements for the year ended 31 December 2006.

– IFRIC 4 - Determining whether an Arrangement Contains a Lease;

– IFRIC 5 - Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds.

The adoption of IFRS 7 relating to disclosures of financial assets and liabilities, which is applicable as from 2007 and supersedes IAS 30 and IAS 32, and IFRS 8, relating to segment reporting, which is applicable as from 2009, are not expected to have a material impact on measurement and recognition of the relevant transactions.

As of the closing date of these consolidated financial statements, the following standards and interpretations had been issued, but their application was not yet effective:

• IFRIC 7 - Applying the Restatement Approach under IAS 29;

• IFRIC 8 - Scope of IFRS 2, Share Based Payments;

• IFRIC 9 - Reassessment of Embedded Derivatives;

• IFRIC 11 - IFRS 2, Group and Treasury Share Transactions;

• IFRIC 12 - Service Concession Arrangements.

The adoption of these standards and interpretations will have no material impact on the future publication of the Group's consolidated financial statements.

NOTE 1.1 - APPLICATION OF THE SORIE AMENDMENT

Since 1 January 2006, the Hermès Group has applied the SoRIE amendment to IAS 19 on recognition of actuarial gains and losses on post-employment benefits. All such gains and losses are now recorded under equity over the period during which they are recognised.

In accordance with IAS 8, this change in accounting method has been applied retrospectively since the financial year commencing on 1 January 2005. After the tax effect, the net impact on the Group's equity is summarised as follows (€m):

	31/12/2004	31/12/2005
Reported equity	1,291.9	1,410.5
Adjusted equity	1,289.4	1,401.7

NOTE 1.2 - PRESENTATION OF COMPARATIVE INFORMATION

2005 comparative financial statements

To enable the reader correctly to understand the changes in the balance sheet for the year, the opening balances as at 31 January 2005 shown in the Notes include the impact from the application of the SoRIE amendment (see Note 1.1).

2004 comparative financial statements

To enable the reader correctly to understand the changes in the balance sheet over the last two years, the balances as at 31 December 2004 shown in the Notes include:

• the impact from the application of the SoRIE amendment (see Note 1.1);

• the impact from the application of IAS 32 and 39 on financial instruments.

Comparative financial information for 2004 has been drawn up under IFRS and prepared by applying to 2004 figures the IFRS standards and interpretations that the Hermès Group has applied in preparing its consolidated financial statements for the year ended 31 December 2005.

The quantitative impact of the transition to IFRS and the specific rules associated with first-time adoption of IFRS appear on pages 80 to 130 of the shelf-registration document filed by the Company with the Autorité des Marchés Financiers on 27 April 2006 under Number R06-041.

NOTE 1.3 - SCOPE AND METHOD OF CONSOLIDATION

The consolidated financial statements include the financial statements of Hermès International and material subsidiaries and associates over which Hermès International directly or indirectly exerts exclusive control, joint control or significant influence.

Exclusive control

Exclusive control is presumed to exist when the Group holds more than 50% of the voting rights.

Nevertheless, it can be considered that a company is under exclusive control when less than 50% is held provided that the Group holds the power to govern a company's financial and operational policies so as to derive benefits from its business activities.

The financial statements of companies under exclusive control are fully consolidated. Under the full consolidation method, assets, liabilities, income and expenses are combined in full on a line-by-line basis. Minority interests in equity and in net profit are identified separately under "Minority interests" in the consolidated balance sheet and the consolidated income statement.

Joint control

Entities owned by the Group in which the power to govern financial and operating policies is contractually shared with one or more other parties, none of which exercises effective control, are accounted for using the equity method.

Significant influence

The financial statements of "associates", or other companies over which the Group has significant influence, which is presumed to exist when the Group's percentage of control exceeds 20%, are accounted for using the equity method.

Newly consolidated and deconsolidated companies

Subsidiaries are included in the consolidation as from the date on which control is effectively transferred to the Group. Divested subsidiaries are excluded from the consolidation from the date on which the Group ceases to have control.

NOTE 1.4 - TRANSLATION OF FOREIGN-CURRENCY ITEMS

The Group's financial statements are drawn up in euros.

Foreign-currency transactions

Foreign-currency transactions are recorded on initial recognition in euros, by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency at the date of the transaction (historical rate). Monetary assets and liabilities denominated in foreign currencies are translated using the closing exchange rate. Foreign exchange translation differences are recognised in income or expenses. Non-monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate at the transaction date.

Translation of the financial statements of foreign companies

Financial statements expressed in foreign currencies are translated in accordance with the following principles:

- balance sheets are translated at the official year-end exchange rate;
- income statements are translated at the average annual exchange rate for each currency;
- statements of cash flows are translated at the average annual exchange rate for each currency;
- the translation adjustment attributable to the Group arising from the impact on shareholders' equity of the difference between historical exchange rates and year-end exchange rates, and from the use of different exchange rates for the income statement and balance sheet, is shown separately in consolidated shareholders' equity. The same principle is applied to minority interests.

Any goodwill and any fair value adjustments arising on the acquisition of a foreign entity are considered to be assets and liabilities of that foreign entity. Therefore, they are expressed in the entity's functional currency and converted at closing rates.

NOTE 1.5 - FINANCIAL YEAR-END

The consolidated financial statements are prepared on the basis of annual financial statements or of interim accounts as at 31 December.

NOTE 1.6 - ELIMINATIONS OF INTRA-GROUP TRANSACTIONS

The income statement effect of intragroup transactions, such as margins on inventories, gains or losses on disposals, impairment of shares in consolidated companies, and impairment of loans to consolidated companies, has been eliminated.

These transactions are subject to corporate income tax. Dividends and interim dividends received by the Group from consolidated companies are eliminated on consolidation. A matching amount is recorded in consolidated reserves.

In the case of companies accounted for using the full consolidation method, intra-Group accounts are eliminated in full.

NOTE 1.7 - STRUCTURE OF THE CONSOLIDATED BALANCE SHEET

In accordance with IAS 1, the Group classifies its assets and liabilities on its balance sheet as current and non-current. An asset or liability is classified as current:

- when the Group plans to realise an asset or pay a liability within twelve months or within the Group's normal operating cycle;
- when the relevant asset or liability is held for the purpose of being traded.

IAS 12 specifies that deferred tax balances shall not be classified as non-current assets or liabilities.

NOTE 1.8 - FIRST-TIME CONSOLIDATION AND GOODWILL

In accordance with IFRS 3, business combinations are accounted for by use of the purchase method. When a company under exclusive control is consolidated for the first time, the assets, liabilities and contingent liabilities of the acquired company are measured at fair value, in accordance with IFRS rules.

This valuation is carried out within no more than one year, in the currency of the acquired entity.

The resulting valuation adjustments are recognised under the assets and liabilities to which they relate, including the share attributable to minority shareholders and not just the share of net assets acquired. The residual difference, which is the difference between the acquisition cost and the share of net assets measured at fair value, is recognised under goodwill.

The valuation of identifiable intangible assets recognised upon first-time consolidation is based mainly on the work of independent experts, taking into account sector-specific criteria that enable such valuations to be monitored subsequently.

In accordance with IFRS 3, goodwill is not amortised. Goodwill is reviewed annually, when the budget is drawn up, to ensure that the residual net value does not exceed the recoverable amount in respect of the expected return on the investment in the subsidiary in question (determined on the basis of future anticipated and discounted cash flows).

Goodwill of associates is recognised under "Investments in associates".

When impairment criteria as defined by IAS 36 indicate that these investments may be impaired, the amount of such impairment is determined in accordance with the rules defined by IAS 36.

Goodwill impairment is not reversible.

NOTE 1.9 - INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

In accordance with IAS 16 - "Property, Plant and Equipment" and IAS 38 - Intangible Assets, only those items whose cost can be reliably determined and from which it is probable that future economic benefits will flow to the Group are recognised as intangible assets or property, plant and equipment.

Intangible assets

Intangible assets, valued at amortised historical cost, consist primarily of:

- leasehold rights;
- patents, models and brands other than internally generated brands; and
- computer software.

Leasehold rights are generally deemed to be non-current assets with an indefinite life if their residual value at the end of the lease term is positive.

In this case, they are subject to impairment testing to ensure that their net carrying amount is higher than their probable realisable value.

Other intangible assets are amortised on a straight-line basis over periods ranging from three years to no more than five years and are considered to be assets with a finite life.

It is specified that internally generated brands and items that are similar in substance are not recognised under intangible assets in accordance with IAS 38. Costs incurred in this respect are recognised fully as expenses.

Property, plant and equipment

Property, plant and equipment are stated at historical acquisition cost, less accumulated depreciation and recognised impairment losses, and depreciated, generally using the straight-line method, over the following average estimated useful lives:

- buildings: 30 to 50 years;
- leasehold improvements, furniture and fixtures: 10 to 20 years depending on the expected useful life of the asset in question, and not exceeding the term of the lease (in particular in the case of store fittings);
- machinery, plant and equipment: 10 to 20 years;
- other: 3 to 10 years at most.

The different components of an asset are recorded as separate items when their estimated lives, and therefore the

periods over which they are depreciated, differ significantly. Where an asset is made up of components with different useful lives, these components are recorded as separate items under "Property, plant and equipment".

Gains or losses on disposals of property, plant and equipment represent the difference between the sale proceeds and the net carrying amount of the divested asset, and are included in "Other operating income and expenses".

Finance lease agreements

Property acquired under finance lease agreements is capitalised when the lease effectively transfers to the Group virtually all risks and rewards incident to ownership of such property. The criteria for evaluating these agreements are based primarily on:

- the lease term as a proportion of the life of the leased assets;
- total future minimum payments in proportion to the fair value of the asset financed;
- whether or not there is transfer of ownership at the end of the lease agreement;
- the existence of a purchase option on favourable terms;
- the specific nature of the leased asset.

Finance leases identified in this way, if they are material, are restated so as to show:

- on the asset side of the balance sheet, the original value of the property in question and the theoretical depreciation thereon, in accordance with Group rules, wherein the original value is the lower of the present value of the minimum lease payment amounts or the fair value of the leased asset at the inception of the lease;
- on the liabilities side of the balance sheet, the corresponding debt;
- under financial expenses and depreciation, the minimum lease payments under the agreement, such that the finance charges are allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Leases that do not have the characteristics of a finance lease are treated as operating leases, in which case the rents are recorded under income on a straight-line basis over the lease term.

Investment property

In accordance with IAS 40 - Investment Property, property held by the Group to earn rental income is recognised under "Investment property". For property that is held for use both for the supply of goods and services and as investment property, the two components are identified separately and recognised in accordance with IAS 16 and IAS 40, respectively.

As in the case of property, plant and equipment, investment property is recognised at historical acquisition cost, less accumulated depreciation and recognised impairment losses, over the same depreciation periods as those applying to other property, plant and equipment.

NOTE 1.10 - IMPAIRMENT OF ASSETS -IMPAIRMENT LOSSES

In accordance with IAS 36, Impairment of Assets, when events or changes in the market environment indicate that there is the risk of an impairment loss on:

- intangible assets;
- property, plant and equipment;
- investment property;
- goodwill;

these assets are required to undergo a detailed review so as to determine whether their net carrying amount is lower than their recoverable amount, which is defined as the higher of fair value (less disposal cost) or value in use. Value in use is the present value of estimated future cash flows expected to arise from the use of an asset and from its disposal.

If the recoverable amount is lower than the net carrying amount, an impairment loss equal to the difference between these two amounts is recognised. Impairment losses on intangible assets and property, plant and equipment with a finite life may subsequently be reversed if the recoverable amount rises above the net carrying amount (up to the amount of the impairment loss initially recognised).

The Group tests for impairment of assets with an indefinite life each year during the budget period so as to take the most recent data into account. If internal or external events or circumstances indicate impairment losses, the frequency of impairment testing may be revised.

Model

In determining the recoverable amount of intangible assets, assets to which independent cash flows cannot be directly allocated are grouped within a cash-generating unit (CGU) to which the assets are attached. The recoverable amount of the CGU is measured using the discounted cash flow (DCF) method, applying the following principles:

- cash flow (after tax) figures are derived from a medium-term (five-year) business plan developed by the entity in question;
- the discount rate is determined based on WACC for the

Group (7.35% in 2006) adjusted for local inflation and any country risks;

- the recoverable amount is calculated as the sum of cash flows generated each year and the terminal value, which is determined based on normative cash flows by applying a zero growth rate to infinity.

The Hermès Group has defined the following CGUs:

- sales units (branches), which are treated independently from one another;
- businesses centred on production or distribution of one type of product, such as Perfumes, Watches or Tableware;
- separate production activities (Leather Goods production, Silk Products production);
- associates;
- goodwill;
- investment property.

NOTE 1.11 - FINANCIAL ASSETS AND LIABILITIES

Financial assets include long-term investments (non-consolidated investments and other investment securities), loans and financial receivables, and the positive fair value of derivatives.

Financial liabilities include borrowings and debt, bank lines of credit, and the negative fair value of derivatives.

Financial assets and liabilities are shown in the balance sheet under current or non-current assets or liabilities, depending on whether they come due within one year or in more than one year, with the exception of trading derivatives, which are recorded under current assets or liabilities.

Operating payables and receivables and cash and cash equivalents fall within the scope of IAS 39 and are presented separately on the balance sheet.

1.11.1. Classification of financial assets and liabilities and valuation methods

A. Financial assets and liabilities stated at fair value with changes in fair value recorded in the income statement

Financial assets and liabilities stated at fair value with changes in fair value recorded in the income statement are classified as such at the inception of the transaction for the following reasons:

- they were bought with the intention of reselling them in the near future;
- they are derivatives that do not qualify as hedging instruments (trading derivatives); or
- the Group has elected to classify them in this category as allowed by IAS 39.

These assets are initially recognised at acquisition cost excluding incidental acquisition expenses. At each balance sheet date, they are measured at fair value.

Changes in fair value are recorded in the income statement under "Other financial income and expenses".

Dividends and interest received on assets measured at fair value are recognised in the income statement under "Other financial income and expenses".

B. Held-to-maturity financial assets

This category covers fixed-term financial assets, bought with the intention and ability of holding them until maturity. These items are recognised at amortised cost. Interest is calculated at the effective interest rate and recorded in the income statement under the heading "Other financial income and expenses".

C. Loans and financial receivables

Loans and financial receivables are valued and recognised at amortised cost less any provision for impairment.

Interest is calculated at the effective interest rate and recorded in the income statement under the heading "Other financial income and expenses".

D. Available-for-sale financial assets

Available-for-sale financial assets include non-consolidated investments and investment securities. They are stated at fair value as of the balance sheet date. Unrealised gains or losses on available-for-sale financial assets are recorded under shareholders' equity. For instruments quoted on an active market, the fair value is the market value. If the fair value cannot be reliably estimated by other generally accepted valuation methods such as discounted future cash flows, these instruments are valued at acquisition cost less accumulated impairment.

For available-for-sale financial assets represented by debt securities, interest is calculated at the effective interest rate and credited to the income statement under the heading "Other financial income and expenses".

E. Financial liabilities

Financial debts are recorded at amortised cost, with separate reporting of embedded derivatives where applicable. Interest is calculated at the effective interest rate and recorded under the heading "Gross cost of debt" over the duration of the financial debt.

F. Derivative financial instruments

SCOPE

The scope of derivative financial instruments applied by the Group corresponds to the principles set out in IAS 39.

According to Group rules, consolidated subsidiaries may not take any speculative financial positions.
In compliance with IAS 39, the Group analyses all its contracts, of both a financial and non-financial nature, to identify the existence of any "embedded" derivatives. Any component of a contract that affects the cash flows of a given contract in the same way as a stand-alone derivative corresponds to the definition of an embedded derivative. If they meet the conditions set out by IAS 39, embedded derivatives are accounted for separately from the host contract at the inception date.

MEASUREMENT AND RECOGNITION
Derivatives are initially recorded at fair value, based on quoted prices and market data available from external sources. The Group may also base its valuation on recent comparable transactions or on internal models that include data directly derived from this observable data and are recognised by market participants.
Changes in the fair value of these derivatives are recorded in the income statement, unless they are classified as cash flow hedges. Changes in the fair value of such hedging instruments are recorded directly in equity, excluding the ineffective portion of the hedge.

DERIVATIVES CLASSIFIED AS HEDGES
The Group uses derivatives to hedge its foreign exchange risks.
The Group applies the criteria defined by IAS 39 in classifying derivatives as hedges:
1) the instrument must hedge changes in fair value or cash flows attributable to the risk hedged, and the effectiveness of the hedge (i.e. the degree to which changes in the value of the hedging instrument offset changes in the value of the hedged item or future transaction) must be between 80% and 125%;
2) in cash flow hedges, the future transaction being hedged must be highly probable;
3) reliable measurement of the effectiveness of the hedge must be possible;
4) the hedge must be supported by appropriate documentation from its inception.

The Group classifies hedges in the following categories:
a) *Fair value hedges.* These instruments hedge the exposure to changes in the fair value of an asset or liability recorded in the balance sheet, or a firm commitment to purchase or sell an asset. Changes in the fair value of the hedged item attributable to the hedged component of that item are recorded in the income statement and offset by corresponding variations in the fair value of the hedging instrument. Only the ineffective portion of the hedge has an impact on income.
b) *Cash flow hedges.* These instruments hedge highly probable future transactions: the variability in cash flows generated by the hedged transaction is offset by changes in the value of the hedging instrument.
The effective portion of accumulated changes in the hedge's fair value is recorded in equity, and the ineffective portion (i.e. changes in the fair value of the hedging instrument in excess of changes in the fair value of the hedged item) is recorded in the income statement.
When the hedged cash flows materialise, the amounts previously recognised in equity are transferred to the income statement in the same way as for the hedged item.
Only derivative instruments external to the Group qualify for hedge accounting, and gains or losses on internal derivatives are eliminated in the consolidated financial statements. However, in a cash flow hedging relationship initiated via derivatives internal to the Group, hedge accounting is applied if it can be demonstrated that the internal derivatives will be matched with similar transactions external to the Group.

G. Cash and cash equivalents
Cash and cash equivalents comprise very liquid assets and very short-term investments, usually maturing within three months or less of the acquisition date, and with negligible risk of fluctuation in value. Investments in listed shares, investments for a term of over three months that are not redeemable before the maturity date and bank accounts covered by restrictions (frozen accounts) other than restrictions due to country- or sector-specific regulations (e.g. currency controls) are not included in cash in the cash flow statement. Bank overdrafts that are deemed to be financing arrangements also are not included in cash.
Shares in funds held for the short term and classified as "Cash equivalents" are recorded at fair value, with changes in fair value included under shareholders' equity.

1.11.2. Impairment of financial assets
At the year-end, the Group assesses whether there is any objective evidence that an asset could have been significantly impaired. If so, the Group estimates the asset's recoverable value and records any necessary impairment as appropriate for the category of asset concerned.

A. Financial assets recorded at amortised cost
Impairment is equal to the difference between the asset's

net carrying amount and the present value of projected future cash flows discounted at the original effective interest rate of the financial instrument. Any impairment loss is included in the income statement under the heading "Other financial expenses". If the impairment loss decreases in a subsequent period, it is reversed and taken to income.

B. Available-for-sale financial assets

If there is a significant long-term decrease in the fair value of available-for-sale financial assets, the unrealised loss is reclassified from equity to income. If, in a subsequent period, the fair value of an available-for-sale financial asset increases, the increase in value is recorded in equity for equity instruments, while for debt instruments, the impairment previously recorded is reversed and transferred to the income statement.

NOTE 1.12 - INVENTORIES

Inventories and work in progress held by Group companies are valued at the lower of cost (including indirect production costs) or net realisable value. Cost is generally calculated at weighted average cost or standard cost adjusted for variances.

The cost of inventories includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition, as specified by IAS 2. In particular, discounts and collection costs are included in the measurement of inventories.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Impairment provisions are booked to reduce inventories to net realisable value if this is lower than the carrying amount. These impairment provisions are charged to cost of sales.

NOTE 1.13 - TREASURY SHARES

Treasury shares are recorded at acquisition cost and are deducted from equity. Gains or losses on the disposal of these shares are recognised directly in equity, with no impact on net income.

NOTE 1.14 - SALES AND TRADE RECEIVABLES

Revenues consist of sales of purchased goods, sales of goods and services produced by the Group's main business operations, and income from royalty, licences and operating subsidies.

Revenues are recognised:

- when the major risks and benefits incident to ownership of goods are transferred to the buyer;
- when the amount of revenue can be measured reliably;
- after deducting any volume or trade discounts and other benefits on sales from revenues (separability principle);
- if, at the transaction date, it is probable that the amount of the sale will be recovered.

In general, sales of goods are accounted for on delivery; sales of services are accounted for on completion.

A provision is recognised for any trade receivable likely to show a risk of total or partial non-recovery.

NOTE 1.15 - OTHER NON-CURRENT INCOME AND EXPENSE

"Non-current operating income and expense" includes income and expense in connection with major events during the year that produced a material financial impact during the year and that are presented separately because they could give a misleading view of the Group's performance if they were included in "Recurring operating income".

This line item therefore includes significant amounts of revenue and expense items generated by unusual or infrequent events. It does not include impairment losses on assets or gains or losses on disposals, whenever these items occur on a recurring basis.

NOTE 1.16 - SEGMENT INFORMATION

Information by business segment - primary reporting format

The Hermès Group's business comprises two main segments: distribution through the Hermès exclusive network and distribution via specialist outlets. These two main business segments have separate strategies and structures and are exposed to different risks and rates of return. Total revenues from these two segments account for more than 90% of total operating revenues, and the business activities that are not classified into one of these segments are not materially significant when taken individually.

Distribution through the Hermès exclusive network encompasses the following business lines:

- Silk and textiles;
- Leather Goods and Saddlery, which includes bags and luggage, saddlery and riding gear, diaries and small leather goods;
- Clothing and Accessories, which includes men and women's clothing, belts, jewellery accessories, gloves, hats and Hermès shoes;

• "Other Hermès Sectors", which includes jewellery and Art of Living products.

Distribution via specialist outlets comprises the following business lines:

• Perfumes;
• Watches;
• Tableware.

"Miscellaneous" products not included in these two sectors include John Lobb shoes and products manufactured for brands outside the Group (textile printing, perfumes, etc.).

Information by geographical segment - secondary reporting format

The definition of geographical segments is based on proximity of business operations, relationships between operations in different geographical areas, underlying currency risks, and management responsibilities and the Group's structure, among other things.

Definition of headings

Segment revenue is directly attributable to the relevant segment.

Segment result is segment revenue less segment expense. It is determined before any adjustments for minority interests and before tax. It does not include the result of financing activities, nor interest or dividend income.

Segment assets are those operating assets that are employed by a segment in its operating activities and that either are directly attributable to the segment or can be allocated to the segment on a reasonable basis. They are determined after deducting any impairment in value.

Segment assets do not include income tax assets, interest and dividends receivable, loans, equity investments or any other income-producing asset, such as investments in associates. Segment assets include:

• property, plant and equipment and intangible assets, investment property and assets that are the subject of finance leases;
• goodwill;
• net inventories;
• trade receivables and other operating receivables.

Segment assets do not include financial assets and deferred tax assets.

Segment liabilities are those operating liabilities that result from the operating activities of a segment and that either are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment liabilities do not include interest, borrowings and other liabilities that are incurred for financing rather than operating purposes, and income tax liabilities. Segment liabilities include:

• trade and other payables, accrued liabilities and customer advances;
• provisions.

The accounting principles applied in determining segment information are the same as those applied to the financial statements as a whole, as described in these Notes to the Consolidated Financial Statements.

NOTE 1.17 - COMMITMENTS TO BUY OUT MINORITY INTERESTS

The Group has given the minority shareholders of certain subsidiaries a commitment to buy out their shares.

Pending the release of a specific standard or interpretation by the IASB on the treatment of sales of puts on minority interests, the Group has recognised these commitments as follows:

• the amount of the commitment as of the closing date is recorded under "Other non-current liabilities";
• the corresponding minority interests are reclassified in the above-mentioned line item.

Any difference between the amount of the commitment and the reclassified minority interests is recorded under "Goodwill", the value of which varies commensurately with the value of the commitment. This method of recognition has no impact on the method of presenting minority interests in the income statement. However, it elicits the following comment: under certain interpretations, goodwill is deducted from equity; under other interpretations, goodwill is retained as an asset, but in an amount that is fixed at the time the interest is acquired, and subsequent changes are recorded in the income statement.

NOTE 1.18 - PROVISIONS

A provision is a liability of uncertain timing or amount. It is recognised when the Group has a present obligation (legal or constructive) as a result of a past event, and it is it is probable that an outflow of resources will be required to settle the obligation. In addition, a reliable estimate of the amount of the obligation is made based on the information available to the Group when the consolidated financial statements are prepared.

NOTE 1.19 - POST-EMPLOYMENT AND OTHER EMPLOYEE BENEFITS

In keeping with the laws and practices in each country where it has established operations, the Group participates

in pension and retirement benefit schemes for employees and in top-up schemes for executives and senior managers.

For basic pension and other defined-contribution plans, the Group recognises contributions to be paid as expenses when they are due and does not book any charges to provisions in this respect, as the Group has no obligations other than the contributions paid.

For defined-benefit plans, the Group's obligations are calculated each year by an independent actuary using the projected credit unit method. This calculation is based on actuarial assumptions and takes into account the employee's probable future length of service, future salary and life expectancy, and staff turnover.

The present value of the obligation is calculated by applying an appropriate discount rate for each country where the obligations are located. It is recognised on a basis prorated to employee years of service.

When benefits are partly funded in advance by external funds (insurance companies, foundations or others), the assets held in this way are measured at fair value.

The expense recognised in the income statement is the sum of:

- the past service cost, which constitutes the increase in obligations arising from vesting one additional year of rights; and
- the interest cost, which reflects the increase in the present value of the obligations during the period.

As indicated in Note 1.1, the Hermès Group applies the SoRIE amendment to IAS 19 on the method of recognising actuarial gains and losses on post-employment benefits, which are now fully recorded under equity over the period in which they are recognised.

Certain other post-employment benefits, such as life insurance and health insurance benefits (primarily in Japan), or long-term benefits such as long-service awards (bonuses paid to employees, mainly in France, based on length of service), are also covered by provisions, which are determined using an actuarial calculation that is comparable to that used to calculate provisions for pension obligations.

NOTE 1.20 - CORPORATE INCOME TAX

The tax charge includes:

- the current tax for the year of the companies included in the consolidation;
- deferred tax resulting from timing differences:
  - between the taxable earnings and accounting income of each company included in the consolidation;
  - arising from adjustments made to the financial statements of consolidated companies to bring them into line with Group accounting principles;
  - arising from consolidation adjustments.

Deferred tax

Deferred tax is calculated on all timing differences existing at year-end (full provision) at the tax rate in force on this date, or at the rate for the subsequent year where known. Previous deferred tax is revalued using the same rate (liability method).

The main categories of deferred taxes apply to restatements of internal profits on inventories, provisions for inventories and timing differences.

If a recovery risk arises on some or all of a deferred tax asset, a provision for impairment is recorded.

Deferred tax is also recognised on unrealised gains on investments in associates. In accordance with IAS 12, these gains represent the difference between the consolidated value of these associates and their tax value. They are taxed at the reduced rate of 1.7%. This reduced rate has been adopted based on the following factors:

- the Hermès Group does not intend to sell these investments in the medium term;
- no dividend distributions from these investments are expected in the medium term.

Foreign exchange differences arising from the translation of deferred taxes are recognised in the income statement in deferred tax credits or charges.

Group tax election

The Company has opted for a group tax election, which took effect from 1 January 1988. Under the terms of an agreement between the parent company and the subsidiaries included in the group tax election, projected and actual tax savings or liabilities generated by the Group are recognised in the income statement in the year in which they arise.

The main companies included in the group tax election are Hermès International, Avril-Morio & Patte, Castille Investissements, Compagnie des Arts de la Table, Compagnie des Cristalleries de Saint-Louis, Compagnie Hermès de Participations, Comptoir Nouveau de la Parfumerie, La Manufacture de Seloncourt, La Maroquinerie Nontronnaise, Établissements Marcel Gandit, Ganterie de Saint-Junien, Gordon-Choisy, Hérakiion, Hermès Sellier, Hermès Gainier, Holding Textile Hermès, John Lobb, Maroquinerie de Belley, Maroquinerie des Ardennes, Maroquinerie de Sayat, Motsch George V, Nehel, SC Honossy, SCI Auger-Hoche, SCI Boissy Les Mûriers, SCI

Boissy Nontron, Société d'Impression sur Étoffes du Grand-Lemps, Société Nontronnaise de Confection and Sport-Soie.

NOTE 1.21 - ADJUSTMENT OF DEPRECIATION, AMORTISATION AND IMPAIRMENT

The impact of accounting entries booked solely to comply with tax legislation is eliminated from the consolidated financial statements, net of deferred tax.

These adjustments mainly relate to restricted provisions and accelerated tax depreciation in French companies, and to impairment provisions for inventories and doubtful accounts in foreign companies.

NOTE 1.22 - EARNINGS PER SHARE

In accordance with IAS 33, basic earnings per share is calculated by dividing the attributable net profit or loss for the period by the average number of ordinary shares outstanding during the period.

The average number of ordinary shares outstanding during the period is the number of ordinary shares outstanding at the beginning of the period, adjusted by the number of ordinary shares bought back or issued during the period multiplied by a time-weighting factor.

Diluted earnings per share is adjusted for the effects of all dilutive potential ordinary shares which may be created as a result of the conversion of convertible instruments, the exercise of stock options or share warrants, or the issuance of new shares.

NOTE 1.23 - OPTIONS TO SUBSCRIBE FOR NEW SHARES OR TO PURCHASE EXISTING SHARES

Stock options granted to employees are recognised as expenses at fair value, with a corresponding increase in equity over the vesting period.

The fair value of stock options is determined using a binomial model, which takes into account the attributes of the plan (exercise price, exercise period), market data at the time of allotment (risk-free rate, share price, volatility, expected dividends) and assumptions on the beneficiaries' behaviour. Only those plans granted after 7 November 2002 under which the stock options were not vested as of 1 January 2005 are recognised in accordance with IFRS 2, Share-based Payment.

NOTE 1.24 - MANAGEMENT ESTIMATES

The preparation of the consolidated financial statements under IFRS requires the Group in some cases to make estimates in valuing assets and liabilities and income and expenses recognised during the year.

The Group bases these estimates on comparative historical data and on a variety of assumptions, which it deems to be the most reasonable and probable under the circumstances. Accounting principles that require the use of assessments and estimates are also described in the relevant notes.

Furthermore, IAS 1 requires that the main assumptions and sources of uncertainty underlying such estimates be described, whenever there is a significant risk that the estimated amounts of assets and liabilities will be materially adjusted during the following period. In this case, the Notes to the Financial Statements include information which, by its nature or scope, helps users of the financial statements to understand the judgments management has made, including but not limited to:

- the nature of the assumption or estimation uncertainty;
- the sensitivity of carrying amounts to the methods, assumptions and estimates underlying their calculation;
- the expected resolution of any uncertainty and the range of reasonably possible outcomes within the next financial year;
- an explanation of any changes made to past assumptions if the uncertainty remains unresolved.

The main items that require the use of assessments and estimates are:

Depreciation and amortisation periods for property, plant and equipment and intangibles

Estimates and assumptions are used to calculate the estimated useful life of these assets in order to determine the period over which they should be depreciated or amortised and to recognise any impairment in value. This useful life is determined in accordance with the Group's accounting principles, which are applied uniformly and systematically by all subsidiaries. These periods are shown in Note 1.9.

Impairment of non-current assets

The value of non-current assets has been reviewed in detail in order to determine whether any impairment loss must be recognised in accordance with the model described in Note 1.10. The impairment testing model and the assumptions used are estimates that are based on management's judgment, on past events and, whenever available, on information from external sources. These have been applied in determining the discount rates, terminal values, sales projections, and operating margins.

Provisions

A provision is a liability of uncertain timing or amount. Estimates and assumptions are used in calculating provisions and may be a source of uncertainty. When there is significant uncertainty, which may in particular be the case in analysing provisions for risks and litigation, the provision is assessed on the basis of the scenario that is deemed to be the probable and/or the most conservative, in accordance with the principles set forth in Note 1.18.

Pension and other employee benefits

Obligations under defined-benefit plans are calculated based on assumptions provided by an independent actuary, in accordance with the principles described in Note 1.19.

Deferred tax

Deferred tax assets and liabilities are recognised in accordance with the principles described in Note 1.20. When an entity has recognised tax losses in the recent past, its return to profits is deemed to be improbable, except in certain unusual and exceptional circumstances.

NOTE 1.25 - EVENTS OCCURRING AFTER 31 DECEMBER

No significant event has occurred since 31 December 2006.

The consolidated financial statements for the year as presented were approved by the Executive Management on 19 March 2007 and will be submitted to the shareholders for approval at the Annual General Meeting of 5 June 2007. The consolidated financial statements for the year were also reviewed by the Audit Committee at its meeting of 14 March 2007.

The dividend that was proposed after the closing date but before the publication date of the financial statement is €0.95 per share.

NOTE 2 - CHANGES IN THE SCOPE OF CONSOLIDATION

	Interest		Method	
	2006	2005	2006	2005
Alpasoie	38.40%	38.42%	Equity	Equity
Ateliers AS	74.18%	74.23%	Full	Full
Ceda Inc.	74.54%	–	Full	–
Hermès Interactif	–	100.00%	–	Full
SCI Florian-Montgolfier	100.00%	–	Full	–
Hermès Gainier	100.00%	–	Full	–
GC Real Estate	–	100.00%	–	Full
Leica Camera AG	–	36.18%	–	Equity
Leica Camera Japan Co.	49.00%	67.45%	Equity	Equity
Manufacture de Haute Maroquinerie	100.00%	–	Full	–
Nehel	100.00%	99.77%	Full	Full
Vaucher Manufacture Fleurier	13.04%	–	Equity	–

The main changes in the scope of consolidation during 2006 were the following.

Universal transfer of assets from GC Real Estate and Hermès Interactif to Hermès International
To rationalise existing structures, GC Real Estate and Hermès Interactif transferred all of their assets and liabilities to Hermès International. These transactions produced no material impact on the Group's consolidated financial statements.

Creation of Ceda Inc
In March 2006, the Group created a distribution subsidiary in the US to expand international business for Ceda products. Its share capital is made up of 100 shares and is wholly-owned by Ceda.

Consolidation of Hermès Gainier for the first time
A dedicated unit was created in 2006 to promote development of the Hermès Group's upholstery, by changing the company name and corporate purpose of Isamyol 13, a *société par actions simplifiée*. Its share capital is made up of 3,700 shares and is wholly-owned by Hermès International.

Acquisition of Manufacture de Haute Maroquinerie (MHM)
Acquisition date: 23 February 2006.
Merged entity: MHM, a subcontractor of the Hermès Group for many years, was acquired in 2006. Its registered office is located in Aix-les-Bains. The company has some 230 employees.
This business combination has no material impact on the Group as a whole and therefore does not warrant presentation of pro forma information.
Percentage of equity instruments acquired: At the acquisition date, MHM's share capital consisted of 222,598 ordinary shares, all of which were acquired by the Hermès Group, thereby giving it 100% of the share capital and voting rights.
Cost of merger: the shares were sold to the Hermès Group for the sum of €1. The Hermès Group did not incur any material costs in connection with this transaction.
Assets and liabilities acquired: At the acquisition date, the following assets and liabilities were consolidated into the Hermès Group's accounts:

Property, plant and equipment	5.2
Other assets	1.6
Assets (€m)	**6.8**
Net equity	**2.4**
Borrowings and debt	2.9
Other liabilities	1.5
Liabilities and equity (€m)	**6.8**

The assets and liabilities acquired were restated to comply with the Hermès Group's recognition and measurement rules, in accordance with IFRS. They include primarily a €0.2 million charge to provisions for lump-sum retirement benefits and a positive impact of €0.3 million from the application of CRC regulation 2002-10 on depreciation of assets.
Surplus: Based on the difference between the cost of the merger and the value of the assets and liabilities acquired, the acquisition of MHM generated a surplus of €2.4 million. This gain on consolidation was recognised under "Other operating income and expense".
Net income of the company since its acquisition: Over the period from March to December 2006, the company generated a net loss of €0.6 million.

Acquisition of SCI Florian-Montgolfier
Acquisition date: 20 December 2006.
Merged entity: SCI Florian Montgolfier is a SCI (*Société civile immobilière*, real estate partnership) whose corporate purpose is to hold and manage a property complex located in Pantin (93). This business combination has no material impact on the Group as a whole and therefore does not warrant presentation of pro forma information.
Percentage of equity instruments acquired: At the acquisition date, SCI Florian Mongolfier's share capital consisted of 1,000 ordinary shares, all of which were acquired by SCI Auger-Hoche, thereby giving it 100% of the share capital and voting rights.
Cost of merger: The shares were sold to the Hermès Group for €3.2 million, plus €0.3 million in acquisition costs, for a total of €3.5 million.
Assets and liabilities acquired: At the acquisition date, the following assets and liabilities were consolidated into the Hermès Group's accounts:

Property, plant and equipment	1.2
Assets (€m)	**1.2**
Net equity	**0.1**
Borrowings and debt	1.1
Liabilities and equity (€m)	**1.2**

The assets and liabilities acquired were restated to comply with the Hermès Group's recognition and measurement rules, in accordance with IFRS.
Surplus: Based on the difference between the cost of the merger and the assets and liabilities acquired, a valuation adjustment of €3.4 million has been recognised for the property complex, together with net goodwill of €1.1 million in respect of deferred tax.
Net income of the company since its acquisition: Over the period from 20 to 31 December 2006, the company did not generate any net income.

Sale of Leica Camera AG shares
During 2006, Hermès International sold all of its shares in Leica Camera AG (a 36.2% interest) and 50% of its Leica Camera convertible bonds to ACM Projektentwicklungsold, which already owned 51.8% of Leica Camera AG.
Following this transaction, Hermès International recognised a net gain on disposal of €14.1 million. This gain includes:
- impairment of the residual value of the assets that the Group retained, namely the convertible bonds that it did not sell (for a value of €5.9 million, maturing in 2014);
- a discount charge of €0.6 million applied to the deferred portion of the payment, in accordance with the applicable valuation rules;
- a dilution charge of €0.4 million due to the reduction in Hermès International's ownership interest in Leica Japan following the disposal.

Acquisition of a stake in watch movement maker Vaucher Manufacture Fleurier
Effective date of acquisition: 15 December 2006.
Combined entity: Vaucher Manufacture Fleurier, owned by the Sandoz Family Foundation, is a société anonyme with registered office offices located in Fleurier, Switzerland. It has approximately 160 employees. The company specialises in the design, production and assembly of fine watch movements. It supplies movements for a limited number of prestige brands, including Parmigiani Fleurier.

As part of its development strategy in watchmaking, the Hermès Group entered into a partnership with the Sandoz Family Foundation. Hermès will invest CHF25 million (€15.7 million) to increase its interest in Vaucher Manufacture Fleurier to 25%, through a series of share issues. This business combination has no material impact on the Group as a whole and therefore does not warrant presentation of pro forma information.

Consolidation method: As at 31 December 2006, La Montre Hermès owned 13.04% of Company Vaucher Manufacture Fleurier. Given the contractual terms of the agreement, particularly with respect to corporate governance, Vaucher Manufacture Fleurier was equity-accounted as at 31 December 2006.

Percentage of equity instruments acquired: at the acquisition date, Vaucher Manufacture Fleurier's share capital consisted of 17,250 ordinary shares; of these, 2,250 were acquired by La Montre Hermès, thereby giving it 13.04% of the share capital and voting rights.

Cost of combination: The newly issued shares were subscribed for by La Montre Hermès for CHF10 million (€6.2 million). The Hermès Group did not incur any material costs in connection with this transaction.

Assets and liabilities acquired: As of the acquisition date, Vaucher Manufacture Fleurier had net assets of €14.7 million. Its total assets amounted to €27.5m.

Surplus: Based on the difference between the cost of the combination and the assets and liabilities acquired, goodwill of CHF6.9 million (€4.3 million) has been recognised.

Net income of the company since its acquisition: Over the period from 15 to 31 December 2006, the company did not generate any material net income.

NOTE 3 - INFORMATIONS BY BUSINESS SEGMENT

The information below is shown after consolidation adjustments and eliminations.

a - Consolidated sales by business sector [1]

in millions of euros

	2006	2005
Silk and textiles	173.5	163.1
Leather Goods and Saddlery [2]	663.7	641.3
Clothing and Accessories [3]	293.7	293.8
Other Hermès Sectors [4]	77.1	67.8
Distribution via the Hermès exclusive network	**1,208.0**	**1,166.0**
Perfumes	100.7	72.8
Watches	110.1	104.0
Tableware	44.5	36.8
Distribution via specialised outlets	**255.3**	**213.6**
Miscellaneous[5]	**51.6**	**47.8**
TOTAL	**1,514.9**	**1,427.4**

(1) No breakdown is available for 2004 due to the reorganisation of the business sectors carried out during 2006.
(2) "Leather Goods and Saddlery" includes bags, saddlery and riding gear, diaries and small leather goods.
(3) "Clothing and Accessories" includes men and women's clothing, belts, jewellery accessories, gloves, hats and Hermès shoes.
(4) "Other Hermès Sectors" includes jewellery and Art of Living products.
(5) "Miscellaneous" includes John Lobb shoes and products manufactured for brands from outside the Group (textile printing, perfumes, etc.).

The bulk of sales is derived from sales of goods.
Sales of services do not make up a material percentage of total sales.

b - Segment data

in millions of euros

	2006				2005			
	Hermès network	Specialist outlets	Other*	Total	Hermès network	Specialist outlets	Other	Total
Sales	**1,208.0**	**255.3**	**51.6**	**1,514.9**	**1,166.0**	**213.6**	**47.8**	**1,427.4**
Selling, marketing and administrative expenses	(409.7)	(75.0)	(52.6)	(537.3)	(380.3)	(65.9)	(41.9)	(488.1)
Depreciation and amortisation	(31.1)	(10.2)	(6.7)	(48.0)	(28.5)	(7.8)	(6.2)	(42.5)
Provisions	(3.7)	0.3	1.2	(2.2)	(5.7)	(1.5)	(3.2)	(10.4)
Impairment losses	(0.5)	(1.7)	(2.3)	(4.5)	–	(3.9)	(0.5)	(4.4)
Segment result	**377.2**	**63.9**	**(40.0)**	**401.1**	**361.1**	**46.3**	**(23.9)**	**383.5**
Operating margin by segment	*31.2%*	*25.0%*		*26.5%*	*31.0%*	*21.7%*		*26.9%*
Other non-current income and expense			14.1	14.1				
Net financial income			(0.3)	(0.3)			3.9	3.9
Share of net income of associates			(5.9)	(5.9)			0.2	0.2
Corporate income tax			(136.2)	(136.2)			(135.8)	(135.8)
Minority interests			(4.4)	(4.4)			(4.8)	(4.8)
Net income	**377.2**	**63.9**	**(172.7)**	**268.4**	**361.1**	**46.3**	**(160.4)**	**247.0**
Segment assets **	961.7	117.7	48.3	1,127.7	903.4	98.9	34.9	1,037.2
Segment investments	103.9	11.5	18.9	134.3	68.4	6.1	44.0	118.5
Segment liabilities **	268.0	48.5	55.9	372.4	241.5	42.3	58.3	342.1

* Including items that cannot be allocated to a specific business segment but meet the definitions set out in Note 1.16.

** 2005 reported assets and liabilities are after applying the SoRIE amendment on recognition of actuarial gains and losses on employee benefit obligations.

Reconciliation of segment assets and liabilities with the balance sheet:

in millions of euros

	31/12/2006	31/12/2005
Assets allocated to a segment	1,079.4	1,002.3
Other assets that cannot be allocated to a segment but meet the definition of "segment assets"	48.3	34.9
"Segment" assets	**1,127.7**	**1,037.2**
Available-for-sale securities	17.2	17.4
Held-to-maturity securities	23.7	47.4
Investments in associates	33.9	37.7
Other non-current financial assets	14.2	15.1
Tax receivables and deferred tax assets	111.0	103.0
Financial instruments at fair value	47.9	35.2
Cash and cash equivalents	570.4	605.3
TOTAL ASSETS	**1,946.0**	**1,898.3**
Liabilities allocated to a segment	316.5	283.8
Other liabilities that cannot be allocated to a segment but meet the definition of "segment liability"	55.9	58.3
"Segment" liabilities	**372.4**	**342.1**
Taxes payable and deferred tax liabilities	54.4	54.0
Cash liabilities and financial instruments	95.0	100.5
Shareholders' equity	1,424.2	1,401.7
TOTAL EQUITY AND LIABILITIES	**1,946.0**	**1,898.3**

NOTE 4 - INFORMATION BY GEOGRAPHICAL AREA

The information below is shown after consolidation adjustments and eliminations.

in millions of euros

	2006			2005		
	Sales	**Segment assets**	**Segment investments**	**Sales**	**Segment assets**	**Segment investments**
France	290.3	528.7	42.6	269.4	471.8	67.8
Europe (excluding France)	279.6	125.9	26.2	242.8	108.4	7.6
Japan	409.7	231.3	17.4	414.5	244.9	13.7
Asia-Pacific (excluding Japan)	260.9	156.6	34.7	245.5	128.7	23.2
Americas	232.0	85.2	13.4	216.2	83.4	6.2
Other [1]	42.4	–	–	39.0	–	–
TOTAL	**1,514.9**	**1,127.7**	**134.3**	**1,427.4**	**1,037.2**	**118.5**

(1) Including sales to airlines.

NOTE 5 - GROSS PROFIT

All commissions are taken to cost of sales. Provisions for impairment of inventories, losses on inventories, and the portion of depreciation that is allocated to the production cost of products sold are included in the cost of sales.

NOTE 6 - SELLING, MARKETING AND ADMINISTRATIVE EXPENSES

in millions of euros

	2006	**2005**	**2004**
Advertising	90.1	76.2	71.1
Other selling, marketing and administrative expenses	447.2	411.9	391.8
TOTAL	**537.3**	**488.1**	**462.9**

NOTE 7 - EMPLOYEES

Geographical breakdown of employees:

	31/12/2006	**31/12/2005**	**31/12/2004**
France	4,349	3,881	3,680
Europe (excluding France)	668	607	585
Other	1,808	1,662	1,606
TOTAL	**6,825**	**6,150**	**5,871**

Breakdown by category:

	31/12/2006	31/12/2005	31/12/2004
Production	3,009	2,571	2,384
Sales	2,632	2,491	2,447
Other (design, marketing, administration)	1,184	1,088	1,040
TOTAL	**6,825**	**6,150**	**5,871**

Total personnel costs for 2006 were €378.9 million, compared with €342.4 million in 2005 and €313.8 million in 2004.

NOTE 8 - OTHER INCOME AND EXPENSE

in millions of euros

	2006	2005	2004
Depreciation and amortisation	(48.0)	(42.5)	(42.2)
Net change in provisions	(0.6)	(5.1)	1.3
Net change in post-employment and similar benefit obligations	(1.6)	(5.3)	(3.3)
Impairment losses on non-current assets	(4.5)	(4.4)	(3.3)
Other income and expense	3.1	0.1	(0.5)
TOTAL	**(51.6)**	**(57.2)**	**(48.0)**

NOTE 9 - OTHER NON-CURRENT INCOME AND EXPENSE

The €14.1 million included in "Other non-current income and expense" in 2006 represents the net gain on the disposal of Leica Camera shares (please see Note 2).

NOTE 10 - NET FINANCIAL INCOME

in millions of euros

	2006	2005	2004
Income from cash and cash equivalents	13.7	11.2	8.7
Gross cost of debt	(0.8)	(0.2)	(1.1)
- of which: income from hedging instruments	*1.6*	*1.6*	*0.6*
Cost of net debt	**12.9**	**11.0**	**7.6**
Other financial income and expense	(13.2)	(7.1)	(0.1)
- of which: gains/(losses) on trading derivatives	*1.1*	*(0.6)*	-
- of which: changes in the value of trading assets and liabilities	*(14.3)*	*(7.0)*	-
TOTAL	**(0.3)**	**3.9**	**7.5**

NOTE 11 - CORPORATE INCOME TAX

a - Breakdown of corporate income tax charge

in millions of euros

	2006	2005	2004
Current tax	(148.3)	(136.3)	(122.4)
Deferred tax	12.1	0.5	(2.8)
TOTAL	**(136.2)**	**(135.8)**	**(125.2)**

b - Rationalisation of corporate income tax charge

The effective tax rate for the year ended 31 December 2006 was 32.8% compared with 35.1% and 34.3% for the years ended 31 December 2005 and 2004, respectively. The difference between the theoretical tax charge and the actual tax charge for 2006 is explained as follows:

in millions of euros

	2006	2005	2004
Consolidated net income - Group's share	268.4	247.0	213.9
Share of net income of associates	(5.9)	0.2	(21.0)
Minority interests in consolidated net income	(4.4)	(4.8)	(4.5)
Corporate income tax	**(136.2)**	**(135.8)**	**(125.2)**
Income before tax	414.9	387.4	364.6
Effective tax rate	32.8%	35.1%	34.3%
Current tax rate in France	34.4%	34.9%	35.4%
Theoretical tax charge	(142.7)	(135.2)	(129.1)
Reconciliation items			
– differences relating to foreign tax (primarily the tax rate)	1.6	2.2	1.3
– differences relating to taxation of unrealised gains on investments in associates	0.3	(0.1)	1.2
– permanent timing differences and transactions taxed at a reduced rate	4.6	(2.7)	1.4
TOTAL	**(136.2)**	**(135.8)**	**(125.2)**

c - Deferred tax

Deferred tax is recognised on all timing differences using the liability method. Discounting is not applied to deferred tax. The net change in deferred tax assets and liabilities breaks down as follows:

in millions of euros

Deferred tax assets as at 1 January 2006*	102.0
Deferred tax liabilities as at 1 January 2006	10.8
Net deferred tax assets as at 1 January 2006	**91.2**
Impact on the income statement	12.1
Impact on the scope of consolidation	(1.3)
Other**	(6.4)
Impact of foreign exchange movements	(6.7)
Deferred tax assets as at 31 December 2006	110.1
Deferred tax liabilities as at 31 December 2006	21.2
Net deferred tax assets as at 31 December 2006	**88.9**

* After applying the SoRIE amendment on recognition of actuarial gains and losses on employee benefit obligations.
** Other items relate to deferred taxes resulting from the reversal of the portion of revaluation of financial instruments recorded under equity as at 1 January 2006 (recyclable portion) and on actuarial gains and losses on employee benefit obligations recognised during the year. This movement produced no impact on net income for the year.

At 31 December 2006, deferred tax assets related mainly to restatements of internal profits as inventories and on charges to provisions for inventories (€57.6 million), restricted provisions (€8.9 million) and other timing differences (€40.2 million).

d - Tax impact of dividends proposed and declared to shareholders

The amount of dividends proposed and declared to shareholders has no tax impact.

NOTE 12 - INVESTMENTS IN ASSOCIATES

a - Value of shares in associates

in millions of euros

	31/12/2006	31/12/2005	31/12/2004
Financière Saint-Éloi	-	(1.6)	(1.6)
Gaulme	6.6	12.4	13.6
Groupe Perrin	5.2	4.6	3.7
John Lobb Japon (until 30 June 2005)	-	-	0.9
Leica Camera AG (until 27 December 2006)	-	7.4	-
Leica Camera Japan Co.	0.5	1.3	-
Maroquinerie Thierry	-	-	0.1
Soficuir International	15.4	13.6	11.7
Vaucher Manufacture Fleurier (since 15 December 2006)	6.2	-	-
TOTAL	**33.9**	**37.7**	**28.4**

All these entities have a financial year-end of 31 December, with the exception of Leica Camera Japan Co. (31 March).

b - Change in investments in associates

This item is broken down as follows:

in millions of euros

	31/12/2006	31/12/2005	31/12/2004
Investments in associates as at 1 January	**37.7**	**28.4**	**37.2**
Impairment provision	(5.0)	2.9	(2.9)
Dividends paid	(0.1)	–	–
Impact of changes in scope of consolidation	0.8	8.0	(0.1)
Share of 2006 net income	(0.9)	(1.5)	(5.4)
Other	1.4	(0.1)	(0.4)
Investments in associates as at 31 December	**33.9**	**37.7**	**28.4**

c - Information on associates

in millions of euros

2006	% interest	Market capitalisation	Operating revenues	Net income	Non-current assets	Equity	Total assets
Gaulme	35.00%	n/a	30.0	0.1	29.3	15.8	43.2
Groupe Perrin	39.52%	n/a	25.2	1.8	2.8	15.8	22.7
Leica Camera Japan Co.	49.00%	n/a	7.3	(0.7)	1.4	1.1	5.7
Maroquinerie Thierry	43.82%	n/a	2.8	–	0.4	0.3	0.8
Soficuir International	49.60%	n/a	56.1	5.1	5.5	32.1	66.9
Vaucher Manufacture Fleurier	13.04%	n/a	N/A	N/A	N/A	N/A	N/A

n/a: not applicable; N/A: not available.

in millions of euros

2005	% interest	Market capitalisation	Operating revenues	Net income	Non-current assets	Equity	Total assets
Financière Saint-Éloi	20.00%	n/a	N/A	N/A	N/A	N/A	N/A
Gaulme	35.00%	n/a	28.6	(1.0)	31.5	15.6	45.3
Groupe Perrin	39.52%	n/a	27.0	2.0	3.0	14.2	22.4
Leica Camera AG*	36.18%	66.0	93.7	(19.8)	12.4	2.7	80.9
Leica Camera Japan Co.	67.45%	n/a	6.1	(0.7)	1.0	2.0	9.2
Maroquinerie Thierry	43.82%	n/a	2.4	(0.1)	0.4	0.3	0.8
Soficuir International	49.60%	n/a	47.3	3.4	5.8	26.7	57.4

* Figures for the financial year from 1 April 2004 until 31 March 2005.
n/a: not applicable; N/A: not available.

NOTE 13 - MINORITY INTERESTS

in millions of euros

	31/12/2006	31/12/2005	31/12/2004
Minority interests as at 1 January	**21.5**	**17.2**	**18.2**
Translation adjustment on foreign companies	(1.0)	2.4	(0.5)
Minority interests in dividends distributed	(4.9)	(2.3)	(1.3)
Minority interests in net income	4.4	4.8	4.5
Other changes	(4.8)	(0.6)	(3.7)
Minority interests as at 31 December	**15.2**	**21.5**	**17.2**

NOTE 14 - EARNINGS PER SHARE

Earnings per share is calculated on the basis of the weighted average number of shares outstanding during the year.

The weighted average number of shares outstanding during the year and previous years is adjusted to take account of any bonus issues and stock splits occurring during the year, and of treasury shares.

Diluted earnings per share is adjusted to reflect shares to be issued in connection with stock option plans implemented by the Executive Management.

The calculation and reconciliation of basic earnings per share and diluted earnings per share is shown below:

	2006*	2005*	2004*
Numerator (in millions of euros)			
Basic net income	268.4	247.0	213.9
Adjustments	–	–	–
Diluted net income	268.4	247.0	213.9
Denominator (number of shares)			
Weighted average number of ordinary shares	**107,031,756**	**108,967,464**	**109,992,297**
Basic earnings per share	**2.51**	**2.27**	**1.94**
Weighted average number of ordinary shares under option	347,485	514,425	562,692
Weighted average number of shares that would have been issued at fair value	(224,418)	(385,416)	(395,682)
Weighted average number of diluted ordinary shares	**107,154,823**	**109,096,473**	**110,159,307**
Diluted earnings per share	**2.51**	**2.26**	**1.94**
Average price per share	€71.21	€56.60	€52.37
Average exercise price for shares under options	€45.99	€42.41	€36.82

* After 3-for-1 stock split applied to comparative figures.

NOTE 15 - GOODWILL

in millions of euros

	31/12/2005	Increases	Decreases	Currency impact	Other	31/12/2006
Goodwill	55.1	1.1	–	(4.7)	–	51.5
Total gross value	**55.1**	**1.1**	–	**(4.7)**	–	**51.5**
Amortisation booked before 1 January 2004	34.2	–	–	(2.8)	–	31.4
Impairment losses	1.2	–	–	–	–	1.2
Total amortisation and impairment losses	**35.4**	–	–	**(2.8)**	–	**32.6**
Total net value	**19.7**	**1.1**	–	**(1.9)**	–	**18.9**

The increase during the year relates to SCI Florian-Montgolfier, for which goodwill of €1.1 million was recognised upon acquisition of 100% of the shares (see note 2). The bulk of goodwill relates to Hermès Japon (€13 million).

The impact of exchange rates decreased the gross value of goodwill by €4.7 million.

It is noted that amortisation booked before 1 January 2004 has not been restated, in accordance with the exception allowed by IFRS 1.

It is noted that the cash generating units on which impairment losses have been recognised are not individually material when compared with the Group's overall business. Furthermore, no goodwill with an indefinite life is allocated to several CGUs.

NOTE 16 - INTANGIBLE ASSETS

in millions of euros

	31/12/2005	Increases	Decreases	Currency impact	Other	31/12/2006
Leasehold rights	34.5	5.9	(1.8)	–	0.5	39.1
Concessions, patents, licences and software	16.3	1.9	–	(0.5)	0.1	17.8
Other intangible assets	29.7	4.9	(1.8)	(0.3)	0.7	33.2
Total gross value	**80.5**	**12.7**	**(3.6)**	**(0.8)**	**1.3**	**90.1**
Amortisation of leasehold rights	17.3	1.0	(1.8)	–	–	16.5
Amortisation of concessions, patents, licences and software	12.5	1.8	–	(0.3)	0.1	14.1
Amortisation of other intangible assets	19.9	2.8	(0.1)	(0.2)	(0.4)	22.0
Impairment losses	1.0	–	–	–	–	1.0
Total amortisation and impairment losses	**50.7**	**5.6**	**(1.9)**	**(0.5)**	**(0.3)**	**53.6**
Total net value	**29.8**	**7.1**	**(1.7)**	**(0.3)**	**1.6**	**36.5**

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

in millions of euros

	31/12/2005	Increases	Decreases	Currency impact	Other	31/12/2006
Land	126.1	1.7	–	(12.0)	5.1	120.9
Buildings	237.1	10.9	(6.3)	(10.3)	71.1	302.5
Machinery, plant and equipment	99.9	9.3	(1.3)	–	3.5	111.4
Other property, plant and equipment	325.5	42.8	(5.5)	(15.3)	17.9	365.4
Construction in progress	51.5	47.5	(0.1)	(1.1)	(82.5)	15.3
Total gross value	**840.1**	**112.2**	**(13.2)**	**(38.7)**	**15.1**	**915.5**
Depreciation of buildings	79.6	11.2	(3.6)	(2.8)	1.9	86.3
Depreciation of machinery, plant and equipment	64.5	7.7	(1.1)	(0.1)	2.7	73.7
Depreciation of other property, plant and equipment	177.2	33.5	(4.5)	(7.4)	1.4	200.2
Impairment losses	19.3	2.5	(3.5)	(0.3)	(0.5)	17.5
Total depreciation and impairment losses	**340.6**	**54.9**	**(12.7)**	**(10.6)**	**5.5**	**377.7**
Total net value	**499.5**	**57.3**	**(0.5)**	**(28.1)**	**9.6**	**537.8**

Other movements include €14.9 million in gross property, plant and equipment consolidated following the acquisition of Manufacture de Haute Maroquinerie and of SCI Florian-Montgolfier, on which a depreciation charge of €5.5 million was booked.

Investments during the year relate mainly to the opening and renovation of stores and capital expenditure to expand production capacity.

No item of property, plant or equipment has been pledged as debt collateral. Furthermore, the amount of these assets in temporary use is not material when compared with the total value of property, plant and equipment.

Impairment losses on intangible assets and property, plant and equipment relate to production operations and stores considered to be insufficiently profitable based on the criteria set forth in IAS 36.

It is noted that the cash generating units on which impairment losses have been recognised are not individually material when compared with the Group's overall revenues.

NOTE 18 - INVESTMENT PROPERTY

in millions of euros

	31/12/2005	Increases	Decreases	Currency impact	Other	31/12/2006
Land	3.1	–	–	–	–	3.1
Buildings	9.9	–	–	(0.3)	–	9.6
Total gross amount	**13.0**	**–**	**–**	**(0.3)**	**–**	**12.7**
Depreciation	0.8	0.2	–	–	–	1.0
Total net value	**12.2**	**(0.2)**	**–**	**(0.3)**	**–**	**11.7**

It is noted that neither the Group nor its subsidiaries are bound by any contractual obligation to buy, build or develop any investment property, existing or otherwise.
Moreover, the costs incurred for the upkeep, maintenance and improvement of investment assets are not material, nor, to the best of our knowledge at this time, likely to change materially over the next several years.

Rental income derived from investment property amounted to €0.7 million.

As at 31 December 2006, the estimated fair value of investment property was €20 million. This estimate is based on valuation work carried out by independent experts at appropriate intervals.
The valuations are based mainly on real estate transactions for comparable properties and on indicators established by recognised organisations or professionals.

NOTE 19 - FINANCE LEASES

As of 31 December 2006, the Group no longer had any finance leases as defined by IAS 17.

NOTE 20 - AVAILABLE-FOR-SALE SECURITIES AND HELD-TO-MATURITY SECURITIES

in millions of euros

	31/12/2005	Increases	Decreases	Currency impact	Other	31/12/2006
Other investments in non-consolidated companies	0.8	-	(0.1)	-	0.7	1.4
Other long-term investments	18.5	4.0	(0.4)	(0.8)	-	21.3
Total gross amount	**19.3**	**4.0**	**(0.5)**	**(0.8)**	**0.7**	**22.7**
Impairment	1.9	3.0	(0.1)	-	0.7	5.5
Total available-for-sale securities	**17.4**	**1.0**	**(0.4)**	**(0.8)**	**-**	**17.2**

Other long-term investments mainly include €6.9 million in life insurance in Japan and €9.5 million in a liquidity contract.

The main changes during the year relate to the life insurance contract in Japan and to a loan to Leica Camera, for which a provision was set aside to cover the full amount.

						in millions of euros
	31/12/2005	Increases	Decreases	Currency impact	Other	31/12/2006
Other long-term securities	20.4	2.2	(8.0)	–	–	14.6
Other term investments	27.0	–	(12.0)	–	–	15.0
Total gross value	**47.4**	**2.2**	**(20.0)**	**–**	**–**	**29.6**
Impairment	–	5.9	–	–	–	5.9
Total held-to-maturity securities	**47.4**	**(3.7)**	**(20.0)**	**–**	**–**	**23.7**

Other long-term securities include €5.9 million in Leica Camera AG convertible bonds subscribed for during 2004, which are revalued each year at the effective interest rate of 9%. Following the disposal of the interest in Leica Camera, this asset was fully impaired (see Mote 2).

Changes during the year include a decrease of €7.2 million recognised following the disposal of part of the Leica Camera convertible bonds.

Term investments, which are not liquid, include term deposits with banks held for more than three months. Changes in this item during the year were due to closing out a term deposit that had reached maturity

NOTE 21 - LOANS AND DEPOSITS

						in millions of euros
	31/12/2005	Increases	Decreases	Currency impact	Other	31/12/2006
Loans and deposits	15.3	3.2	(2.5)	(1.2)	(0.4)	14.4
Depreciation	0.2	–	–	–	–	0.2
Total loans and deposits	**15.1**	**3.2**	**(2.5)**	**(1.2)**	**(0.4)**	**14.2**

Security deposits amounted to €9.2 million as at 31 December 2006.

NOTE 22 - INVENTORIES AND WORK IN PROGRESS

					in millions of euros
		31/12/2006		31/12/2005	31/12/2004
	Gross	Impairment	Net	Net	Net
Purchased goods, semi-finished and finished goods	324.0	98.0	226.0	210.9	189.8
Raw materials and work in progress	156.0	32.3	123.7	111.3	100.4
Total inventories and work in progress	**480.0**	**130.3**	**349.7**	**322.2**	**290.2**

The net charge to provisions for inventories was €9 million for 2006 compared with €10.1 million in 2005. No inventories were pledged as debt collateral.

NOTE 23 - TRADE RECEIVABLES AND OTHER RECEIVABLES

in millions of euros

	31/12/2006 Gross	31/12/2006 Impairment	31/12/2006 Net	31/12/2005 Net	31/12/2004 Net
Trade receivables	122.7	4.6	116.1	115.4	111.6
Current tax receivables	0.9	-	0.9	1.0	6.8
Other receivables	56.1	1.1	55.0	38.4	37.5
Total other receivables	**179.7**	**5.7**	**174.0**	**154.8**	**155.9**

All accounts receivable are due within one year. Receivables for which payment has been materially deferred have been discounted.

NOTE 24 - EXPOSURE TO MARKET RISKS

a - Counterparty risk

As the Group deals only with leading banks and financial institutions that have signed an FBF agreement on trading in financial futures instruments, it is not exposed to any counterparty risk.

b - Currency risk

Most of the Group's currency exposure comes from sales denominated in foreign currencies.

It hedges this exposure so as to minimise the impact of currency fluctuations on Group profits.

The Group's currency exposure management policy is based on the following principles:

- the manufacturing subsidiaries bill the distribution subsidiaries in their home currency, which automatically concentrates the currency risk on the manufacturing subsidiaries;
- the Group's net exposure is systematically hedged by Hermès International according to annual budgets, based on highly probable operating cash flows, through firm foreign exchange transactions and/or options eligible for hedge accounting;
- no speculative transactions are authorised;
- all other non-operating transactions are hedged against currency risks as soon as the commitment is firm and definitive.

These management rules have been validated by the Executive Committee and have also been endorsed by the Supervisory Board.

An integrated software package is used for the administrative management of these transactions and to monitor the back office in real time.

In addition, the internal audit ensures compliance with these rules.

Within this set of rules, management decisions are validated by the Executive Committee, via a Treasury Security Committee that meets on a regular basis.

Currency position at 31/12/2006

in millions of euros

Currency	Payables and receivables as at 31/12/2006	Future cash flows	Net position before cover	Off-balance sheet position	Net position after cover	Cover ratio	1% sensitivity
AUD	0.9	4.4	5.3	(5.2)	0.1	98%	-
CAD	1.5	4.4	5.9	(5.7)	0.2	96%	-
CHF	23.7	6.8	30.5	(27.2)	3.3	89%	(0.03)
CZK	0.1	0.9	1.0	(1.0)	–	99%	-
EUR*	4.0	19.9	23.9	(25.9)	(1.9)	108%	0.02
GBP	5.9	18.1	23.9	(20.3)	3.6	85%	(0.04)
HKD	11.3	42.8	54.1	(53.5)	0.6	99%	-
JPY	107.5	173.9	281.4	(278.4)	3.0	99%	(0.03)
KRW	0.1	(6.4)	(6.3)	6.4	0.1	101%	-
SGD	14.9	96.1	111.0	(114.1)	(3.1)	103%	0.03
THB	1.3	6.6	7.9	(8.2)	(0.2)	103%	-
USD	36.6	145.2	181.8	(180.2)	1.6	99%	(0.02)
Total	**207.8**	**512.7**	**720.5**	**(713.1)**	**7.4**	**99%**	**(0.08)**

* EUR currency risk for subsidiaries that use a different reporting currency.

Currency position as at 31/12/2006

in millions of euros

Currency	Payables and receivables as at 31/12/2005	Future cash flows	Net position before cover	Off-balance sheet position	Net position after cover	Cover ratio	1% sensitivity
AUD	1.2	3.7	4.9	(4.8)	0.1	98%	-
CAD	0.9	4.5	5.4	(4.8)	0.6	90%	(0.01)
CHF	(1.5)	9.4	7.9	(8.6)	(0.7)	108%	0.01
CZK	0.3	0.8	1.1	(1.2)	(0.1)	110%	-
EUR*	5.5	23.0	28.4	(29.7)	(1.2)	104%	0.01
GBP	4.9	13.5	18.4	(17.7)	0.7	96%	(0.01)
HKD	6.9	37.8	44.7	(42.7)	2.1	95%	(0.02)
JPY	87.1	161.6	248.7	(250.0)	(1.3)	101%	0.01
KRW	(0.3)	(7.9)	(8.1)	7.9	(0.2)	97%	-
MXN	0.4	-	0.4	–	0.4	-	-
SGD	7.4	102.4	109.8	(112.9)	(3.1)	103%	0.03
THB	1.4	5.2	6.6	(5.6)	1.0	85%	(0.01)
USD	27.9	165.0	193.0	(190.9)	2.0	99%	(0.02)
Total	**142.2**	**519.0**	**661.2**	**(661.0)**	**0.2**	**100%**	**0.0**

* EUR currency risk for subsidiaries that use a different reporting currency.

Analysis of currency contracts as at 31/12/2006 — in millions of euros

	Nominal amount of off-balance sheet position (gross) [1]	Nominal amount of off-balance sheet position (net) [2]	Market value of contracts at 31/12/2006 [3]			
			Cash flow hedges	Fair value hedges	Unallocated	Total
Options purchased						
HKD put	19.0	19.0	0.9	-	-	0.9
JPY put	148.2	148.2	8.0	-	-	8.0
JPY call	-	-	-	-	-	-
SGD put	39.2	39.2	0.8	-	-	0.8
USD put	77.4	68.4	3.5	-	0.3	3.7
USD call	-	-	-	-	-	-
	283.8	**274.8**	**13.1**	-	**0.3**	**13.4**
Forward currency contracts [4]						
HKD	23.6	23.6	0.8	-	-	0.8
JPY	25.8	25.8	2.1	-	-	2.1
SGD	56.9	56.9	0.7	-	-	0.7
USD	74.4	74.4	3.0	(0.2)	-	2.7
Other	55.4	55.4	(0.2)	-	(0.1)	(0.3)
	236.0	**236.0**	**6.2**	**(0.2)**	**(0.1)**	**6.0**
Treasury swaps [4]						
HKD	10.9	10.9	-	-	-	
JPY	104.5	104.5	-	0.1	0.6	0.7
SGD	18.0	18.0	-	(0.1)	-	(0.1)
USD	37.4	37.4	-	-	-	-
Other	31.6	31.6	-	-	0.2	0.2
	202.4	**202.4**	-	-	**0.8**	**0.8**
Options sold						
USD call	(9.0)	-	-	-	(0.3)	(0.3)
	(9.0)	-	-	-	**(0.3)**	**(0.3)**
Total	**713.1**	**713.2**	**19.4**	**(0.2)**	**0.7**	**19.9**

(1) Nominal amount of all off-balance sheet instruments.
(2) Nominal amount of derivatives allocated to hedge foreign exchange risks.
(3) Gain/(loss).
(4) Sold/(purchased).

Analysis of currency contracts as at 31/12/2005 — in millions of euros

	Nominal amount of off-balance sheet position (gross) [1]	Nominal amount of off-balance sheet position (net) [2]	Market value of contracts at 31/12/2006 [3] Cash flow hedges	Fair value hedges	Unallocated	Total
Options purchased						
HKD put	18.8	18.8	0.2	–	–	0.2
JPY put	96.7	96.7	3.0	–	–	3.0
JPY call	(6.5)	–	–	–	0.1	0.1
SGD put	65.7	60.6	0.3	–	–	0.3
USD put	65.8	65.8	0.8	–	–	0.8
USD call	(4.7)	(2.4)	–	–	–	0.1
	235.9	**239.6**	**4.3**	**–**	**0.1**	**4.4**
Forward currency contracts [4]						
HKD	19.1	19.1	(0.7)	–	–	(0.7)
JPY	65.1	65.1	2.1	–	–	2.1
SGD	57.0	57.0	(2.5)	–	–	(2.5)
USD	110.4	110.4	(2.9)	(0.7)	–	(3.6)
Other	53.1	52.1	1.0	–	–	1.0
	304.8	**303.8**	**(3.0)**	**(0.7)**	**–**	**(3.6)**
Treasury swaps [4]						
HKD	4.7	4.7	–	(0.1)	–	(0.1)
JPY	88.3	88.3	–	(0.4)	–	(0.4)
SGD	(4.7)	(4.7)	–	0.1	–	0.1
USD	17.0	17.0	–	(0.1)	–	(0.1)
Other	12.3	12.3	–	0.1	–	0.1
	117.6	**117.6**	**–**	**(0.4)**	**–**	**(0.4)**
Options sold						
USD call	7.8	–	–	–	(0.4)	(0.4)
	7.8	**–**	**–**	**–**	**(0.4)**	**(0.4)**
Total	**666.1**	**661.0**	**1.3**	**(1.1)**	**(0.3)**	**(0.1)**

(1) Nominal amount of all off-balance sheet instruments.
(2) Nominal amount of derivatives allocated to hedge foreign exchange risks.
(3) Gain/(loss).
(4) Sold/(purchased).

c - Interest-rate and liquidity risk

The Hermès Group's policy is to maintain a positive treasury position and to have cash available so as to be able to finance its growth strategy independently. The Group's treasury surpluses and requirements are managed directly or overseen by Hermès International's Treasury Management Department, in accordance with a conservative policy designed to avoid any risk of losing capital and to maintain a satisfactory liquidity position.

Cash surpluses are invested mainly in money-market mutual funds and cash equivalents with a sensitivity of less than 0.5 and a recommended investment period of less than three months. These investments are carried at their revalued amount (fair value).

Gross debt consists mainly of long-term amortisable fixed-rate loans in Japanese yen contracted by Hermès Japon to finance the purchase of the land and construction of the Ginza store in Tokyo.

These loans are guaranteed by Hermès International but are not covered by any real security interests or by any specific covenants.

From time to time, the Group uses financial instruments such as swaps and derivatives to hedge part of its liabilities and receivables against interest rate fluctuations.

It applies the same risk monitoring and management procedures as for currency transactions.

Interest rate risks are presented only for net cash items, as no interest rate risk has been identified on other financial assets and liabilities.

As at 31 December 2006

in millions of euros

	< 1 year	Between 1 and 5 years	> 5 years	Total	Variable rate	Fixed-rate
Financial assets	**570.4**	**–**	**–**	**570.4**	**570.4**	**–**
Euros	444.9	–	–	444.9	444.9	–
Swiss francs	16.6	–	–	16.6	16.6	–
Other	108.9	–	–	108.9	108.9	–
Financial liabilities*	**43.0**	**15.2**	**5.6**	**63.8**	**37.5**	**26.3**
Euros	8.5	0.1	0.1	8.7	8.7	–
Japanese yen	25.4	15.1	5.5	46.0	19.7	26.3
Other	9.1	–	–	9.1	9.1	–
Net cash before cover	**527.4**	**(15.2)**	**(5.6)**	**506.6**	**532.9**	**(26.3)**
Net cash after cover	**527.4**	**(15.2)**	**(5.6)**	**506.6**	**532.9**	**(26.3)**

* Not including commitments to buy out minority shareholders.

in millions of euros

	< 1 year	Between 1 and 5 years	> 5 years	Total	Variable rate	Fixed-rate
Financial assets	**570.4**	**–**	**–**	**570.4**	**570.4**	**–**
Cash and cash equivalents	570.4	–	–	570.4	570.4	–
Financial liabilities*	**43.0**	**15.2**	**5.6**	**63.8**	**37.5**	**26.3**
Medium & long term debt	–	15.2	5.6	20.8	0.2	20.6
Bank overdrafts and short-term debt	41.0	–	–	41.0	35.3	5.7
Current accounts in debit	2.0	–	–	2.0	2.0	–
Net cash before cover	**527.4**	**(15.2)**	**(5.6)**	**506.6**	**532.9**	**(26.3)**
Net cash after cover	**527.4**	**(15.2)**	**(5.6)**	**506.6**	**532.9**	**(26.3)**

* Not including commitments to buy out minority shareholders.

As at 31 December 2005

in millions of euros

	< 1 year	Between 1 and 5 years	> 5 years	Total	Variable rate	Fixed-rate
Financial assets	**605.3**	**–**	**–**	**605.3**	**605.3**	**–**
Euros	472.8	–	–	472.8	472.8	–
Swiss francs	21.5	–	–	21.5	21.5	–
Other	111.0	–	–	111.0	111.0	–
Financial liabilities*	**32.0**	**18.9**	**11.0**	**61.9**	**24.0**	**37.9**
Euros	1.7	0.1	0.1	1.9	1.9	–
Japanese yen	24.8	18.8	10.9	54.5	16.6	37.9
Other	5.5	–	–	5.5	5.5	–
Net cash before cover	**573.3**	**(18.9)**	**(11.0)**	**543.4**	**581.3**	**(37.9)**
Net cash after cover	**573.3**	**(18.9)**	**(11.0)**	**543.4**	**581.3**	**(37.9)**

* Not including commitments to buy out minority shareholders.

in millions of euros

	< 1 year	Between 1 and 5 years	> 5 years	Total	Variable rate	Fixed-rate
Financial assets	**605.3**	**–**	**–**	**605.3**	**605.3**	**–**
Cash and cash equivalents	605.3	–	–	605.3	605.3	–
Financial liabilities*	**32.0**	**18.9**	**11.0**	**61.9**	**24.0**	**37.9**
Medium & long term debt	–	18.8	11.0	29.8	3.3	26.5
Bank overdrafts and short-term debt	31.9	–	–	31.9	20.5	11.4
Current accounts in debit	0.1	0.1	–	0.2	0.2	–
Net cash before cover	**573.3**	**(18.9)**	**(11.0)**	**543.4**	**581.3**	**(37.9)**
Net cash after cover	**573.3**	**(18.9)**	**(11.0)**	**543.4**	**581.3**	**(37.9)**

* Not including commitments to buy out minority shareholders.

Sensitivity to changes in interest rates

A 1% change in interest rates during 2006 would have had an impact of €5.3 million on consolidated net income before tax (€5.8 million in 2005).

The market value of marketable securities is equivalent to their value on the books.

Financial liabilities do not include the debt associated with employee profit sharing, which is included under "Other liabilities".

in millions of euros

	2006	2005
Financial assets	570.4	605.3
Financial liabilities	32.2	20.6
Cash and cash equivalents	**538.2**	**584.7**
Change in net cash position	**(46.5)**	**19.4**
Change in assets	(25.3)	(15.3)
Change in liabilities	(11.1)	23.3
Changes in scope of consolidation	(2.9)	0.4
Foreign exchange differences	(7.2)	11.0

d - Fair value of financial assets and financial liabilities

in millions of euros

	2006				2005			
	Carrying amount	Fair value	Interest rate	Effective interest rate	Carrying amount	Fair value	Interest rate	Effective interest rate
Other non-consolidated investments	0.5	0.5	–	–	0.5	0.5	–	–
Liquidity contract	9.5	9.5	–	–	9.2	9.2	–	–
Other long-term investments	7.2	7.2	–	–	7.7	7.7	–	–
Available-for-sale securities	**17.2**	**17.2**	–	–	**17.4**	**17.4**	–	–
Leica Camera AG convertible bonds and accrued interest	0.4	0.4	5.5%	9.0%	12.3	12.3	5.5%	9.0%
Gaulme convertible bonds and accrued interest	8.3	8.3	2.8%	2.8%	8.1	8.1	2.8%	2.8%
Term bank deposit 1	–	–	–	–	12.0	12.2	*	4.2%
Term bank deposit 2	15.0	15.0	*	1.5%	15.0	14.6	*	1.5%
Held-to-maturity securities	**23.7**	**23.7**	–	–	**47.4**	**47.2**	–	–
Loans and deposits	**14.2**	**14.2**	–	–	**15.1**	**15.1**	–	–
Cash and cash equivalents	**570.4**	**570.4**	–	–	**605.3**	**605.3**	–	–
Bank overdrafts	30.2	30.2	–	–	20.5	20.5	–	–
Commitments to buy out minority shareholders	3.2	3.2	–	–	3.2	3.2	–	–
Loan - Japan	25.8	25.8	2.0%	2.0%	37.3	37.3	2.0%	2.0%
Loan - China	3.2	3.2	4.7%	4.7%	3.2	3.2	4.7%	4.7%
Other loans	2.6	2.6	**	–	0.8	0.8	**	–
Current accounts in debit	2.0	2.0	**	–	0.2	0.2	**	–
Financial liabilities	**67.0**	**67.0**	–	–	**65.2**	**65.2**	–	–

* Interest rates are variable rates indexed to 3-month Euribor.

** Interest rates are variable rates.

NOTE 25 - CASH AND CASH EQUIVALENTS

in millions of euros

	31/12/2006	31/12/2005	31/12/2004
Cash and cash equivalents	121.3	107.8	113.1
Marketable securities	449.1	497.5	495.6
Cash and cash equivalents	**570.4**	**605.3**	**608.7**

The majority of marketable securities consists of investments in the euro money market.

All cash and equivalents mature in less than three months and have a sensitivity of less than 0.5%.

NOTE 26 - PROVISIONS

in millions of euros

	31/12/2005	Charges	Amounts released*	Currency impact	Other	31/12/2006
Current provisions	15.1	6.3	(10.6)	(0.5)	0.7	11.0
Non-current provisions	0.7	–	–	–	(0.7)	-
TOTAL	**15.8**	**6.3**	**(10.6)**	**(0.5)**	-	**11.0**

* Of which:	
Amounts released - used	3.8
Amounts released - unused	6.8
Total	**10.6**

NOTE 27 - POST-EMPLOYMENT AND OTHER EMPLOYEE BENEFITS

a - Description of plans

Hermès Group employees are eligible for short-term benefits (paid leave, sick leave, profit sharing), long-term benefits (long-service awards) and post-employment benefits under defined contribution/defined benefit plans (mainly lump-sum retirement benefits, and supplemental pension schemes).

Post-employment benefits are awarded either through defined-contribution plans or defined-benefit plans.

• Defined-contribution plans

Under these plans, regular payments are made to outside organisations, which are responsible for their administrative and financial management.

These plans release the employer from any subsequent obligation, as the outside organisation takes responsibility for paying amounts due to employees (basic Social Security old-age plan, ARRCO/AGIRC supplemental pension plans, defined-contribution pension funds).

• Defined-benefit plans

Under these plans, the employer assumes an obligation vis-à-vis its employees. If these plans are not entirely funded in advance, an allowance is booked to a provision.

Post-employment and similar obligations (Defined Benefit Obligations or DBOs) are measured using the projected credit units method, based on actuarial assumptions that take into consideration specific conditions, primarily macroeconomic conditions, in the different countries in which the Group operates.

Changes in actuarial assumptions and experience effects give rise to actuarial gains or losses, which are recognised in accordance with the SoRIE method. Under this method, all actuarial gains and losses during the period are recognised in equity.

For the Group, the main defined-benefit plans apply mainly to:

- Lump-sum retirement benefits in France, Italy, Switzerland and Japan: These are calculated based on employee length of service and salary upon reaching retirement age. These obligations are partially or entirely outsourced depending on the country;
- Long-service awards in France: These are awards for longstanding service or outstanding initiatives taken by employees or persons treated as employees during their careers, or for skills enhancement. The awards are issued with a bonus, under the terms of a collective agreement, company-wide agreement or decision by the relevant company or works council;
- A top-up pension scheme for executives in France or in other countries.

in millions of euros

	< 1 year	> 1 year	Total 2006	2005
Employee retirement and similar benefits	4.7	36.0	40.6	41.1
TOTAL	**4.7**	**36.0**	**40.6**	**41.1**

b - Actuarial assumptions as at 31 December 2006

Actuarial assumptions are reviewed each year. For 2006, the following actuarial assumptions were used:

	France	Italy	Switzerland	Japan	Rest of Asia
Retirement age	65 years	60-62 years	64-65 years	60 years	55 years
Increase in salaries	2.0 to 4.0%	2.5%	2.0%	2.5%	3 to 5%
Change in Social Security ceiling	2.5%	n/a	n/a	n/a	n/a
Anticipated rate of return on plan assets	4.5%	n/a	2.5%	n/a	2.3 to 4.9%
Discount rate	4.0 to 4.5%	4.0%	2.3%	2.0%	2.0 to 5.7%

2005 assumptions

	France	Italy	Switzerland	Japan	Rest of Asia
Retirement age	65 years	60-62 years	64-65 years	60 years	-
Increase in salaries	2.0 to 4.0%	2.5%	2.0%	2.0%	-
Change in Social Security ceiling	2.5%	n/a	n/a	n/a	-
Anticipated rate of return on plan assets	4.5%	n/a	2.5%	n/a	-
Discount rate	4.0%	4.0%	2.3%	2.0%	-

n/a: not applicable.

c - Change in provisions on the balance sheet

in millions of euros

	Defined benefit pension plans	Other defined-benefit plans	31/12/2006	31/12/2005
Provisions as at 1 January	**40.0**	**1.1**	**41.1**	**30.2**
Translation differences	(1.3)	-	(1.3)	-
Pension expense	1.6	-	1.6	5.3
Employer contributions	(4.3)	-	(4.3)	(4.7)
Actuarial gains and losses	3.2	-	3.2	9.7
Adjustment to opening equity	0.2	-	0.2	0.4
Other *	0.1	-	0.1	0.2
Provisions as at 31 December	**39.5**	**1.1**	**40.6**	**41.1**

* Obligations existing at 31 December 2005, primarily in the Asia-Pacific region, which have not been identified as such due to uncertainties or because they cannot be reliably measured.

c.1 - Reconciliation of the value of defined benefit and similar obligations

in millions of euros

	Defined benefit pension plans	Other defined-benefit plans	31/12/2006	31/12/2005
Present value of obligations as at 1 January	**54.6**	**1.1**	**55.7**	**49.3**
Translation differences	(1.4)	-	(1.4)	-
Service cost	4.8	0.1	4.9	3.7
Interest cost	1.5	-	1.5	1.7
Employer contributions	(10.2)	-	(10.2)	(9.1)
Actuarial gains and losses	2.9	(0.1)	2.8	9.8
Change of plan	(4.4)	-	(4.4)	-
Unrecognised past service costs	1.7	-	1.7	-
Other *	2.4	-	2.4	0.3
Present value of obligations as at 31 December	**51.9**	**1.1**	**53.0**	**55.7**

* Obligations existing as at 31 December 2005, primarily in the Asia-Pacific region, which have not been identified as such due to uncertainties or because they cannot be reliably measured.

c.2 - Fair value of assets

in millions of euros

	31/12/2006	31/12/2005
Fair value of assets as at 1 January	**14.6**	**19.0**
Employer contributions	2.9	4.2
Benefits paid	(8.7)	(8.6)
Financial income	0.5	0.4
Financial expense	(0.1)	(0.2)
Translation differences	(0.1)	–
Actuarial gains and losses	(0.1)	–
Other*	1.7	(0.2)
Fair value of assets as at 31 December	**10.7**	**14.6**

* Obligations existing at 31 December 2005, primarily in the Asia-Pacific region, which have not been identified as such due to uncertainties or because they cannot be reliably measured.

c.3 - Analysis of provisions for defined benefit and similar obligations

in millions of euros

	Defined benefit pension plans	Other defined-benefit plans	31/12/2006	31/12/2005
Actual value of funded obligations	51.9	1.1	53.0	55.7
Fair value of assets	(10.7)	–	(10.7)	(14.6)
Excess of obligations/(assets) in funded plans	**41.2**	**1.1**	**42.3**	**41.1**
Actual value of unfunded obligations	–	–	–	–
Unrecognised past service costs	(1.7)	–	(1.7)	–
Unrecognised net assets	–	–	–	–
Net defined benefit obligations	**39.5**	**1.1**	**40.6**	**41.1**
Breakdown of obligations - assets	–	–	–	–
Breakdown of obligations - liabilities	39.5	1.1	40.6	41.1
Net obligations	**39.5**	**1.1**	**40.6**	**41.1**

c.4 - Change in actuarial gains and losses

	in millions of euros
Actuarial gains and losses recognised in equity as at 1 January 2005	**3.8**
Actuarial gains and losses experienced	6.5
Actuarial gains and losses due to changes in assumptions	3.2
Actuarial gains and losses recognised in equity as at 31 December 2005	**13.5**
Actuarial gains and losses experienced	2.7
Actuarial gains and losses due to changes in assumptions	0.2
Other actuarial gains and losses	0.3
Actuarial gains and losses recognised in equity as at 31 December 2006	**16.7**

d - Analysis of charges recognised in the income statement

in millions of euros

	Defined benefit plans	**Other defined-benefit plans**	**2006**	**2005**
Service costs	4.8	0.1	4.9	3.7
Interest costs	1.4	–	1.4	1.7
Expected return on assets	(0.5)	–	(0.5)	(0.2)
(Gain)/loss resulting from change in plan	(4.4)	–	(4.4)	–
Net actuarial gains and losses recognised during the year	–	(0.1)	(0.1)	0.4
Adjustment to opening equity	–	–	–	(0.2)
Other	0.3	–	0.3	(0.2)
Cost of defined-benefit plans	**1.6**	**–**	**1.6**	**5.3**

e - Assets

Analysis of weighted average assets used to fund the plans by asset type:

in millions of euros

	2006		**2005**	
	Value	**Breakdown**	**Value**	**Breakdown**
Equities	0.9	8%	1.8	12%
Bonds	8.5	79%	11.2	77%
Other	1.3	13%	1.6	11%
Total	**10.7**	**100%**	**14.6**	**100%**

f - Analysis by geographical area

in millions of euros

	31/12/2006		31/12/2005	
	Value	**Breakdown**	**Value**	**Breakdown**
France	36.5	69%	42.0	75%
Rest of Europe	4.4	8%	3.6	7%
Japan	10.6	20%	10.1	18%
Rest of Asia-Pacific	1.5	3%	–	–
DBOs	**53.0**	**100%**	**55.7**	**100%**
France	6.2	58%	11.9	82%
Rest of Europe	3.4	32%	2.7	18%
Japan	–	–	–	–
Rest of Asia-Pacific	1.1	10%	–	–
Fair value of assets	**10.7**	**100%**	**14.6**	**100%**
France	(1.7)	100%	–	–
Rest of Europe	–	–	–	–
Japan	–	–	–	–
Rest of Asia-Pacific	–	–	–	–
Unrecognised past service cost	**(1.7)**	**100%**	–	–
France	28.6	70%	30.1	73%
Rest of Europe	1.0	2%	0.9	2%
Japan	10.6	26%	10.1	25%
Rest of Asia-Pacific	0.4	2%	–	–
Provisions for defined benefit and similar obligations	**40.6**	**100%**	**41.1**	**100%**

NOTE 28 - TRADE PAYABLES AND OTHER PAYABLES

in millions of euros

	31/12/2006	**31/12/2005**	**31/12/2004**
Trade payables	163.4	146.4	142.9
Current tax liabilities	33.2	43.2	23.8
Other current liabilities	129.3	107.7	110.6
Other non-current liabilities	28.0	31.1	25.2
TRADE PAYABLES AND OTHER PAYABLES	**353.9**	**328.4**	**302.5**

NOTE 29 - OTHER COMMITMENTS GIVEN

in millions of euros

	31/12/2006	31/12/2005	31/12/2004
Bank guarantees given*	51.1	92.5	110.5
Repurchases of securities (guarantees received)	27.2	20.2	16.5
Repurchases of securities (guarantees given)	14.3	5.9	1.6
Finance leases	–	–	1.1

* Material guarantees are given by the Group to guarantee the commitments of subsidiaries (mainly borrowings by Hermès Japon). They attract fees at a rate in line with charges ordinarily applied by banks.

As at 31 December 2006, future non-cancellable commitments on lease agreements for all stores operated by the Group worldwide were broken down as follows:

in millions of euros

	< 1 year	Between 1 and 5 years	> 5 years	Total
Minimum payments to be made on rental agreements*	36.0	80.7	44.1	160.8

* Amounts shown have been discounted at an annual rate of 7.35%.

NOTE 30 - OTHER OFF-BALANCE SHEET COMMITMENTS; POTENTIAL LIABILITIES AND ASSETS

The Group has no knowledge of any commitments other than those mentioned elsewhere and that would not be reflected in the financial statements for the year ended 31 December 2006. There currently exists no exceptional event or dispute that would be liable to have a probable and material impact on the Group's financial position.

Furthermore, in the normal course of its business operations, the Group is involved in legal actions and is subject to controls. A provision is booked when a risk is identified and when its cost can be estimated.

NOTE 31 - RELATED-PARTY TRANSACTIONS

Transactions with companies accounted for by the equity method in 2006 were not material relative to the Group's overall business activities.

Relationships with other related parties, within the meaning of IAS 24, can be summarised as follows:

– RDAI: the architectural firm RDAI was commissioned for a design mission to apply the architectural concept to all Hermès Group stores. Fees paid by the Hermès Group amounted to €6.6 million (excluding VAT) in 2006, €5.8 million in 2005 and €4.6 million 2004;

– Émile Hermès SARL, active partner: Émile Hermès SARL is a *société à responsabilité limitée à capital variable* (limited company with variable capital). Its partners are the direct descendants of Mr Émile Hermès and his wife. The company's Executive Chairman is Mr Jean-Louis Dumas and it is governed by a Management Board. Each year, Hermès International pays the active partner a sum equal to 0.67% of distributable profits. In addition, since Émile Hermès SARL was appointed Executive Chairman on 1 April 2006, remuneration has been paid to that company in consideration for serving in this office. Furthermore, Hermès International bills back certain expenses incurred to Émile Hermès SARL. These billings amounted to €0.2 million in 2006, €0.1 million in 2005 and to €0.1 million in 2004.

NOTE 32 - REMUNERATION OF CORPORATE EXECUTIVE OFFICERS, EXECUTIVE MANAGERS AND SUPERVISORY BOARD MEMBERS

Remuneration paid to executive officers, executive managers and Supervisory Board members of the Group in 2006 amounted to €8.6 million, compared with €9.1 million in 2005 and €6.9 million in 2004. It was broken down as follows for each category of remuneration:

in millions of euros

	Short-term benefits	Post-employment benefits	Other long-term benefits	Lump-sum severance benefits	Share-based payments	Total
2006	6.9	1.7	–	–	–	8.6
2005	7.9	1.2	–	–	–	9.1
2004	5.6	1.1	–	0.2	–	6.9

NOTE 33 - SHARE-BASED PAYMENTS

Insofar as no plans issued after 7 November 2002 grant rights to exercise options that remained to be vested at 1 January 2005, the application of IFRS 2 has no impact on the Group's accounts.

Options to subscribe for new shares

	2006*		2005*		2004*	
	Number of options	Value of options (€m)**	Number of options	Value of options (€m)**	Number of options	Value of options (€m)**
Outstanding as at 1 January	**284,820**	**13.4**	**453,510**	**17.4**	**597,834**	**20.2**
– exercisable	*284,820*	*13.4*	*453,510*	*17.4*	*422,334*	*11.2*
Options issued	–	–	–	–	–	–
Options exercised	(119,820)	5.3	(154,575)	3.8	(126,504)	2.3
Options cancelled	–	–	(14,115)	0.2	(17,820)	0.5
– expired	–	–	*(14,115)*	*0.2*	–	–
– forfeited	–	–	–	–	*(17,820)*	*0.5*
Outstanding as at 31 December	**165,000**	**8.1**	**284,820**	**13.4**	**453,510**	**17.4**
– exercisable	*165,000*	*8.1*	*284,820*	*13.4*	*453,510*	*17.4*
Weighted average exercise price	*€49.25*		*€47.09*	–	*€38.49*	–

* After 3-for-1 stock split applied to comparative figures.
** Weighted average price.

Share purchase options

	2006*		2005*		2004*	
	Number of options	Value of options (€m)**	Number of options	Value of options (€m)**	Number of options	Value of options (€m)**
Outstanding as at 1 January	**126,000**	**5.4**	**126,000**	**5.4**	**42,000**	**1.7**
– exercisable	*126,000*	*5.4*	*84,000*	*3.7*	–	–
Options issued	–	–	–	–	84,000	3.7
Options exercised	–	–	–	–	–	–
Options cancelled	–	–	–	–	–	–
– expired	–	–	–	–	–	–
– forfeited	–	–	–	–	–	–
Outstanding as at 31 December	126,000	5.4	126,000	5.4	126,000	5.4
– exercisable	*126,000*	*5.4*	*126,000*	*5.4*	*84,000*	*3.7*
Weighted average exercise price	*€43.09*	–	*€43.09*	–	*€43.09*	–

* After 3-for-1 stock split applied to comparative figures.

** Weighted average price.

NOTE 34 - SCOPE OF CONSOLIDATION

List of companies included in the consolidation as at 31 December 2006

Company name	Registered office	2006 percentage Control	Interest	Method	Registered no. (France)
Hermès International	24, rue du Faubourg-Saint-Honoré, 75008 Paris	Parent	Parent	Parent	572076396
Alpasoie	9, rue Claude-Terrasse, 38690 Le Grand-Lemps (France)	23.00	38.39	EA	315126714
Ateliers A.S.	16, chemin des Mûriers, 69310 Pierre-Bénite (France)	74.90	74.18	Full	954503843
Avril-Morio & Patte	12-14, rue Auger, 93500 Pantin (France)	100.00	100.00	Full	409209202
Boissy Mexico	Avenida Presidente Mazaryk 422, Local "A" Col Polanco, 11560 Mexico D.F. (Mexico)	51.00	51.00	Full	-
Boissy Retail	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)	100.00	100.00	Full	-
Boissy Singapour	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)	100.00	80.00	EA	-
Castille Investissements	24, rue du Faubourg-Saint-Honoré, 75008 Paris	100.00	100.00	Full	352565451
Compagnie des Arts de la Table	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	380059188
Compagnie des Cristalleries de Saint-Louis	Saint-Louis-lès-Bitche, 57620 Lemberg (France)	99.93	99.93	Full	353438708
Compagnie Hermès de Participations	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	413818147
Comptoir Nouveau de la Parfumerie	23, rue Boissy-d'Anglas, 75008 Paris	99.67	99.67	Full	542053285
Créations, Éditions d'Étoffes d'Ameublement	21, rue Cambon, 75001 Paris	74.54	74.54	Full	602013583
Création, Éditions d'Etoffes d'Ameublement Inc.	55 East 59th Street, 10022 New York (USA)	100.00	74.54	Full	-
Établissements Marcel Gandit	51, rue Jean-Jaurès, 38300 Bourgoin-Jallieu (France)	100.00	100.00	Full	583620778
Exocuirs	69, rue du Rhône, 1207 Geneva (Switzerland)	49.60	46.62	EA	-
Ex-Pili	25/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	-
Financière Saint-Éloi	2, rue des Girondins, Luxembourg L1626 (Luxembourg)	20.00	20.00	EA	-
Financière Saint-Honoré	9, avenue Eugène-Pittard, 1211 Geneva 25 (Switzerland)	100.00	100.00	Full	-
Ganterie de Saint-Junien	18, rue Louis-Codet, 87200 Saint-Junien (France)	100.00	100.00	Full	391581196
Gaulme	325, rue Saint-Martin, 75003 Paris	35.00	35.00	EA	380681833
Gordon-Choisy	17, boulevard Jules-Ferry, 75011 Paris	100.00	100.00	Full	662044833
Héraklion	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	383935897
Herlee	25/F Chinachem Leighton Plaza 29 Leighton Road, Causeway Bay (Hong Kong)	90.00	90.00	Full	-
Hermès Argentina	Avenida Alvear 1981, 1129 Buenos Aires (Argentina)	100.00	99.99	Full	-
Hermès Australia	Level 11, Skygarden, 70 Castlereagh Street, Sydney NSW 2000 (Australia)	100.00	100.00	Full	-
Hermès Benelux Scandinavie	50, boulevard de Waterloo, 1000 Bruxelles (Belgium)	100.00	100.00	Full	-
Hermès Canada	79 Wellington Street West, Suite 3000, Toronto, Ontario M5K 1N2 (Canada)	100.00	100.00	Full	-
Hermès de Paris (Mexico)	Avenida Presidente Mazaryk 422, Local "A" Col Polanco, 11560 Mexico D.F. (Mexico)	51.00	51.00	Full	-

Consolidation method Full: Fully consolidated EA: Equity-accounted

Company	Registered Office	2006 percentage Control	Interest	Method	Registered no. (France)
Hermès Gainier	23, rue Boissy d'Anglas, 75008 Paris	100.00	100.00	Full	480011527
Hermès GB	1 Bruton Street, London W1J 6TL (United Kingdom)	100.00	100.00	Full	–
Hermès GmbH	Marstallstrasse 8, 80539 Munich (Germany)	100.00	100.00	Full	–
Hermès Greater China	25/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	–
Hermès Grèce	Rue Stadiou 4 et rue Voukourestiou 1, 10564 Athens (Greece)	100.00	100.00	Full	–
Hermès Holding GB	1 Bruton Street, London W1J 6TL (United Kingdom)	100.00	100.00	Full	–
Hermès Iberica	José Ortega y Gasset 12, 28006 Madrid (Spain)	100.00	100.00	Full	–
Hermès International Portugal	Largo do Chiado 9, 1200-108 Lisbon (Portugal)	100.00	100.00	Full	–
Hermès Italie	Via Serbelloni 1, 20122 Milan (Italy)	100.00	100.00	Full	–
Hermès Japon	4-3, Ginza 5-Chome, Chuo-ku, Tokyo 104-0061 (Japan)	100.00	100.00	Full	–
Hermès Korea	630-26 Sinsa-Dong Gangnam-gu, Seoul 135-895 (South Korea)	94.59	94.59	Full	–
Hermès Korea Travel Retail	630-26 Sinsa-Dong Gangnam-gu, Seoul 135-895 (South Korea)	100.00	100.00	Full	–
Hermès Monte-Carlo	11-13-15, avenue de Monte-Carlo, 98000 Monaco	100.00	100.00	Full	–
Hermès of Paris	55 East, 59th Street, 10022 New York (USA)	100.00	100.00	Full	–
Hermès Prague	Parizska 12/120, 11000 Prague (Czech Republic)	100.00	100.00	Full	–
Hermès Retail (Malaysia)	G38 Ground Level, Suria KLCC, Kuala Lumpur City Centre, 50088 Kuala Lumpur (Malaysia)	51.00	51.00	Full	–
Hermès Sellier	24, rue du Faubourg-Saint-Honoré, 75008 Paris	99.77	99.77	Full	696520410
Hermès Singapore (Retail)	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)	80.00	80.00	Full	–
Hermès Suisse	4, rue de la Tour-de-l'Île, 1204 Geneva (Switzerland)	100.00	100.00	Full	–
Hermès South East Asia	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)	100.00	100.00	Full	–
Holding Textile Hermès	16, chemin des Mûriers, 69310 Pierre-Bénite (France)	100.00	100.00	Full	428128318
Immauger	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	377672159
J. L. & Co	Westminster Works, Oliver Street, Northampton NN27JL (United Kingdom)	100.00	100.00	Full	–
John Lobb	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	582094371
John Lobb Japan	2nd Floor, Kokusai Bldg, 1-1, Marunouchi 3-Chome, Chiyoda-Ku, Tokyo (Japan)	100.00	100.00	Full	–
John Lobb (Hong Kong) Ltd	25/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	–
La Manufacture de Seloncourt	18, rue de la Côte, 25230 Seloncourt (France)	100.00	100.00	Full	407836329
La Maroquinerie Nontronnaise	Avenue Yvon-Delbos, 24300 Nontron (France)	100.00	100.00	Full	403230436
La Montre Hermès	Erlenstrasse 31 A, 2555 Brügg (Switzerland)	100.00	100.00	Full	–

Consolidation method Full: Fully consolidated EA: Equity-accounted

Company	Registered Office	2006 percentage Control	Interest	Method	Registered no. (France)
Leica Camera Japan Co	1-7-1 Yurakucho Chiyoda-ku, Tokyo 100-0006 (Japan)	49.00	49.00	EA	–
Les Tissages Perrin*	9, rue Claude-Terrasse, 38690 Le Grand-Lemps (France)	0.02	38.21	EA	400135034
Les Tissages Verel*	Rue du Docteur-Roux, 38490 Saint-André-le-Gaz (France)	0.22	39.64	EA	563620079
La Montre Hermès Pacific Limited	22/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	–
Louisiane	Via Sloave 3, 20135 Milan (Italy)	49.60	38.09	EA	–
M Maison et Cie	22-24, avenue Hoche, 75008 Paris	49.60	49.40	EA	572230084
Manufacture de Haute Maroquinerie	ZAE Les Combaruches, 825, bd Jean-Jules Hebert, 73140 Aix-les-Bains (France)	100.00	100.00	Full	409548096
Maroquinerie de Belley	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	428128425
Maroquinerie de Sayat	12-16, rue Auger, 93500 Pantin (France)	100.00	100.00	Full	411795859
Maroquinerie des Ardennes	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	428113518
Maroquinerie Thierry	Rue des Fougères, ZI Les Bracots, 74890 Bons-en-Chablais (France)	43.82	43.82	EA	312108368
Michel Rettili SRL	Via Sloave 3, 20135 Milan (Italy)	49.60	38.67	EA	–
Motsch–George V	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	440252476
Nehel	23, rue Boissy-d'Anglas, 75008 Paris	100.00	99.77	Full	428167514
Perrin & Fils	451, chemin du Baraillon, 38690 Le Grand-Lemps (France)	39.52	39.52	EA	573620143
RTL Inc.	105, Dorset Street La Fayette, Louisiana 70501 (USA)	49.60	43.23	EA	–
Saint-Honoré (Bangkok)	Room G03/2, The Emporium Shopping Mall, 622 Sukhumvit Road, Klongtoey, Bangkok 10100 (Thailand)	49.00	49.00	Full	–
Saint-Honoré Chile	Avenida Alonso de Córdova 2526, Comuna de Vitacura, Santiago de Chile (Chile)	100.00	100.00	Full	–
Saint-Honoré Shanghai Commercial & Trading Co.	Room 3010, 3011, 3001, Westgate Mall Tower, 1038 Nanjing Xi Road, Shanghai 2001 (China)	100.00	90.00	Full	–
SC Honossy	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	393178025
SCI Auger-Hoche	12-22, rue Auger, 93500 Pantin (France)	100.00	100.00	Full	335161071
SCI Boissy Les Mûriers	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	351649504
SCI Boissy Nontron	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	442307021
SCI Édouard VII	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	393882170
SCI Espace Tronchet	18-20, rue Tronchet, 69006 Lyon (France)	100.00	100.00	Full	404348484
SCI Florian-Montgolfier	159, avenue Jean-l'Olive, 93695 Pantin (France)	100.00	100.00	Full	442696902
SCI Les Capucines	ZI les Bracots, 74890 Bons-en-Chablais (France)	60.00	77.53	Full	408602050
Société d'Impression sur Étoffes du Grand-Lemps	202, chemin du Violet, 38690 Le Grand-Lemps (France)	99.99	99.99	Full	573621224
Société Nontronnaise de Confection	13, route de Piegut, 24300 Nontron (France)	100.00	100.00	Full	380041939
Soficuir International	22-24, avenue Hoche, 75008 Paris	49.60	49.60	EA	398142695
Sport-Soie	27, rue Jules-Guesde, 69310 Pierre-Bénite (France)	95.50	95.50	Full	592028542
Tanneries des Cuirs d'Indochine et de Madagascar	22-24, avenue Hoche, 75008 Paris	49.60	49.40	EA	582025755
Vaucher Manufacture Fleurier	Rue de l'Hôpital 33, CH-2114 Fleurier (Switzerland)	13.04	13.04	EA	–
Velours Blafo*	7, rue de Catalogne, 69150 Décines-Charpieu (France)	0.00	26.09	EA	352497549

* Companies majority owned by Perrin & Fils, in which the Hermès Group holds a 39.52% controlling interest.
Consolidation method Full: Fully consolidated EA: Equity-accounted

Parent Company Financial Statements

Income statement

in thousands of euros

	2006	2005	2004
Operating revenues	**58,560**	**52,289**	**49,591**
Sales of services	25,380	24,165	21,826
Royalties	25,389	23,026	21,287
Other income	618	351	43
Write-backs of provisions	7,173	4,747	6,435
Operating expenses	**79,643**	**69,348**	**62,541**
Supplies	2,118	1,275	972
External services	10,199	10,038	8,392
Other external services	29,758	23,165	22,473
Taxes and duties (other than corporate income tax)	2,516	2,156	1,857
Salaries	18,879	16,994	15,636
Social security and similar charges	9,941	10,130	9,058
Depreciation, amortisation, provisions and impairment	4,467	3,977	3,454
Other expenses	1,765	1,613	699
OPERATING PROFIT/(LOSS)	**(21,083)**	**(17,059)**	**(12,950)**
Financial income	**289,202**	**254,190**	**278,983**
Income from investments	243,031	216,414	239,130
Other interest and related income	5,187	4,412	4,254
Write-backs of provisions and impairment	31,808	25,206	28,346
Foreign exchange gains	-	-	-
Net income from disposals of marketable securities	9,176	8,158	7,253
Financial expenses	**50,065**	**22,447**	**62,447**
Provisions and impairment	45,929	11,008	60,561
Foreign exchange losses	3,343	10,457	484
Interest and related expense	793	982	1,402
NET FINANCIAL INCOME	**239,137**	**231,743**	**216,536**
INCOME BEFORE EXCEPTIONAL ITEMS	**218,054**	**214,684**	**203,586**
Exceptional income	35,863	18,951	517
Exceptional charges	35,601	18,064	146
NET EXCEPTIONAL INCOME	**262**	**887**	**371**
INCOME BEFORE TAX AND EMPLOYEE PROFIT-SHARING	**218,316**	**215,571**	**203,957**
Employee profit-sharing	(1,919)	(1,651)	(1,465)
Corporate income tax	9,236	9,233	11,074
NET INCOME	**225,633**	**223,153**	**213,566**

Balance Sheet as at 31 December

ASSETS

in thousands of euros

	2006			2005	2004
	Gross	Depreciation, amortisation and provisions	Net	Net	Net
NON-CURRENT ASSETS	**406,260**	**133,967**	**272,293**	**283,050**	**278,967**
Intangible assets	**4,990**	**3,978**	**1,012**	**435**	**6,154**
Licenses, patents and trademarks	-	-	-	-	5,917
Purchased goodwill	-	-	-	-	-
Other	4,990	3,978	1,012	435	237
Property, plant and equipment	**10,745**	**3,481**	**7,264**	**4,622**	**2,154**
Land	248	-	248	248	248
Buildings	503	491	12	15	15
Other	9,994	2,990	7,004	4,359	1,891
Long-term investments	**390,525**	**126,508**	**264,017**	**277,993**	**270,659**
Investments in associates	356,745	115,582	241,163	239,553	200,013
Other securities held for the long term	10,304	7,403	2,901	16,161	16,259
Other long-term investments	23,476	3,523	19,953	22,279	54,387
CURRENT ASSETS	**771,265**	**1,006**	**770,259**	**734,382**	**693,241**
Operating receivables	**32,649**	**932**	**31,717**	**28,616**	**28,170**
Trade receivables	22,638	932	21,706	21,987	17,563
Other receivables	10,011	-	10,011	6,629	10,607
Miscellaneous receivables	**305,540**	-	**305,540**	**222,621**	**197,439**
Marketable securities	**432,957**	**74**	**432,883**	**473,491**	**467,442**
Cash and cash equivalents	**119**	-	**119**	**9,654**	**190**
ACCRUALS AND DEFERRED INCOME	**2,007**	-	**2,007**	**571**	**12,160**
TOTAL ASSETS	**1,179,532**	**134,973**	**1,044,559**	**1,018,003**	**984,368**

EQUITY AND LIABILITIES

Before appropriation

in thousands of euros

	2006	2005	2004
SHAREHOLDERS' EQUITY	**912,359**	**921,355**	**873,243**
Share capital	54.506	55,591	56,575
Share premium	41,556	36,332	32,607
Legal reserve	5,658	5,657	5,651
Retained earnings	581.838	597,377	561,418
Net income for the year	225,633	223,153	213,566
Restricted provisions	3,168	3,245	3,426
PROVISIONS FOR CONTINGENCIES AND LOSSES	**38,311**	**13,240**	**16,872**
LIABILITIES	**93,889**	**83,408**	**94,253**
Borrowings	**20,843**	**24,054**	**27,993**
Bank borrowings	2,001	934	2,020
Other borrowings	18.842	23,120	25,973
Operating liabilities	**31,532**	**24,981**	**19,895**
Trade payables	10.023	7,620	10,313
Tax and employee-related liabilities	21,509	17,361	9,582
Miscellaneous liabilities	**41,514**	**34,373**	**46,365**
Amounts payable relating to non-current assets	2.115	1,849	464
Other liabilities	39,399	32,524	45,901
TOTAL EQUITY AND LIABILITIES	**1,044,559**	**1,018,003**	**984,368**

Cash flow statement

in thousands of euros

	2006	2005	2004
OPERATING CASH FLOW*	**237,236**	**207,507**	**242,559**
Trade receivables and other receivables	(4,600)	12,213	(9,558)
Trade payables and other liabilities	2,307	9,058	(1,177)
Change in operating working capital requirement	**(2,293)**	**21,271**	**(10,735)**
FUNDS GENERATED BY OPERATIONS	**234,943**	**228,778**	**231,824**
Acquisitions of intangibles	(1,212)	(699)	(773)
Acquisitions of property, plant and equipment	(3,176)	(2,983)	(573)
Acquisitions of investments in associates	(143,137)	(118,027)	(65,180)
Disposals	34,682	18,525	95
Change in receivables and liabilities relating to non-current assets	(16,744)	–	–
FUNDS USED IN INVESTING ACTIVITIES	**(129,587)**	**(103,184)**	**(66,431)**
Dividends paid	(90,297)	(74,032)	(63,510)
Increase/(Decrease) in equity	5,284	3,804	2,316
CASH FLOW	**(85,013)**	**(70,228)**	**(61,194)**
CHANGE IN NET CASH POSITION	**20,343**	**55,366**	**104,199**
Net cash position at 1 January	675,112	619,746	515,547
Net cash position at 31 December	695,455	675,112	619,746
CHANGE IN NET CASH POSITION	**20,343**	**55,366**	**104,199**

In this table, liabilities in connection with the employee profit-sharing plan have been reclassified into other liabilities and the subsidiaries' current accounts have been reclassified into cash assets or liabilities.

* Calculation of operating cash flow

in thousands of euros

	2006	2005	2004
Net income	225,633	223,154	213,566
Depreciation and amortisation	1,205	1,008	668
Change in provisions and impairment	10,132	(16,160)	28,309
Gains/(losses) on disposals	266	(495)	16
OPERATING CASH FLOW	**237,236**	**207,507**	**242,559**

Notes to the Financial Statements

The financial year covers the 12 months from 1 January through 31 December 2006.

Notes 1 through 16 below form an integral part of the financial statements.

NOTE 1 - ACCOUNTING POLICIES

Generally accepted accounting conventions have been applied, in line with the principle of prudence and with the following fundamental assumptions:

- the Company's continuing status as a going concern;
- consistency of accounting policies from one financial period to the next;
- the accruals and matching principle;
- the historical cost convention;

and in accordance with the general rules for the preparation and presentation of financial statements.
The main accounting policies used are as follows:

INTANGIBLES

Intangibles mainly include computer software, which is amortised on a straight-line basis over one to three years.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is valued at acquisition cost (purchase price plus incidental expenses, excluding acquisition costs), except for assets acquired before 31 December 1959, which are shown in the balance sheet at their value in use on that date.
Depreciation is calculated using the straight line or declining balance method, on the basis of the following expected useful lives:

- buildings: straight-line method over 20 to 30 years;
- fixtures and fittings: straight-line method over 10 years;
- office furniture and equipment: straight-line or declining balance method over 4 to 10 years;
- computer equipment: declining balance method over 3 years;
- vehicles: straight-line method over 4 years.

LONG-TERM INVESTMENTS

Investments in subsidiaries and affiliates are shown in the balance sheet at cost, excluding incidental acquisition expenses. Where the market value or share of equity held at the end of the year is lower than the acquisition cost of the investment, a provision for impairment of value is booked for the difference.
The value on the books is determined based on criteria such as the value of the share in the net assets or the earnings prospects of the relevant subsidiary. These criteria are weighted by the effects of owning these shares in terms of strategy or synergies, in respect of other investments in subsidiaries and affiliates.

RECEIVABLES

Receivables are recorded at face value.
A provision for impairment of value is recorded where there is a risk of non-recovery.

MARKETABLE SECURITIES

The gross value of these assets includes the acquisition cost excluding incidental acquisition expenses. Marketable securities are valued at the lower of acquisition cost or market value, calculated separately for each category of securities.
In the event that part of a line of securities is sold, proceeds on disposals are calculated using the first-in, first-out (FIFO) method.
Treasury shares that are specifically allocated to covering employee share purchase options are recorded under "Marketable securities".
A provision is set aside in an amount representing the difference between the purchase price of the shares and the price at which the beneficiaries exercise their option, if the purchase price is lower than the exercise price. An impairment charge is booked to cover any decline in the market price of the shares; it is the difference between the net value of the shares on the books and the average stock market price for the month immediately preceding the closing date.

PROVISIONS FOR FOREIGN INVESTMENTS

These relate to investments made in new foreign operations within the past five years and are limited to the amount invested or the percentage interest in the subsidiary's operating losses. They are reversed when the subsidiary reports profits. Provisions for foreign investments are included in shareholders' equity.

TREASURY MANAGEMENT

Income and expense items expressed in foreign currencies are converted into euros at the hedged

exchange rate. Payables, receivables, and cash and equivalents expressed in currencies other than the euro are shown on the balance sheet at the hedged exchange rate or at the year-end rate if they are not hedged. In this case, differences arising from the reconversion of liabilities and receivables at the year-end exchange rate are recorded in the balance sheet under unrealised foreign exchange gains or losses. A provision for contingencies is established for unrealised foreign exchange losses. Premiums on foreign currency options are recorded as an expense on the maturity date.

Interest rate instruments are used in connection with the management of the Company's treasury investments. Gains and losses on interest rate differentials and premiums are recognised on an accrual basis.

CORPORATE INCOME TAX

The Company has opted for a group tax election, which took effect from 1 January 1988. Under the terms of an agreement between the parent company and the subsidiaries included in the group tax election, projected and actual tax savings and losses generated by the group are recognised in the income statement in the year in which they arise. The tax charge borne by the subsidiaries is the charge they would have incurred if there had been no group tax election.

The main companies included in the group tax election are Hermès International, Avril-Morio & Patte, Castille Investissements, Compagnie des Arts de la Table, Compagnie des Cristalleries de Saint-Louis, Compagnie Hermès de Participations, Comptoir Nouveau de la Parfumerie, Établissements Marcel Gandit, Ganterie de Saint-Junien, Gordon-Choisy, Héraklion, Hermès Gainier, Hermès Sellier, Holding Textile Hermès, Immauger, John Lobb, La Manufacture de Seloncourt, La Maroquinerie Nontronnaise, Maroquinerie de Belley, Maroquinerie des Ardennes, Maroquinerie de Sayat, Motsch George V, Nehel, SC Honossy, SCI Auger-Hoche, SCI Boissy Les Mûriers, SCI Boissy Nontron, Société d'Impression sur Étoffes du Grand-Lemps, Société Nontronnaise de Confection and Sport-Soie.

PENSION AND OTHER EMPLOYEE BENEFITS

For the basic pension and other defined-contribution plans, Hermès International recognises contributions to be paid as expenses when they are due and does not book any charges to provisions in this respect, as the Company has no obligations other than the contributions paid.

For defined-benefit plans, Hermès International's obligations are calculated each year by an independent actuary using the projected credit unit method. This calculation is based on actuarial assumptions and takes into account the employee's probable future length of service, future salary, and life expectancy, as well as staff turnover.

The present value of the obligation is calculated by applying an appropriate discount rate. It is recognised on a basis pro-rated to employee years of service.

The actuarial assumptions are reviewed each year.

Benefits are partly funded in advance by external funds (insurance companies).

The assets held in this way are measured at fair value.

The expense recognised in the income statement is the sum of:

- the past service cost, which constitutes the increase in obligations arising from the vesting of one additional year of rights; and
- the interest cost, which reflects the increase in the present value of the obligations during the period.

Accrued actuarial gains and losses exceeding 10% of the obligation amount, gross of dedicated investments, or 10% of the market value of these investments at year-end, will be amortised over the average residual duration of employment of the relevant employee ("corridor" method) as from the year following the year in which they are recognised.

NOTE 2 - NON-CURRENT ASSETS

in thousands of euros

	Gross value as at 01/01/2006	Increases	Decreases	Gross value as at 31/12/2006
Intangibles	4,837	1,212	1,059	4,990
Property, plant and equipment	7,611	3,214	80	10,745
Long-term investments	418,306	157,148	184,929	390,525
TOTAL	**430,754**	**161,574**	**186,068**	**406,260**

1 – Intangibles

Most of the increases during the year were due to new software and developments to the Company's website. Decreases were due to the sale of leasehold rights in Brazil.

2 – Property, plant and equipment

Most of the increases during the year were due to work or improvements carried out on new premises and to computer equipment purchases.

3 – Long-term investments

The main changes were the following:

3-1 The increase of €157,148k was due to:

- €2,607k for subscribing to a share issue carried out by a subsidiary;
- €4,346k for the acquisition of new companies;
- €137,219k for purchases of Hermès International shares;
- €9,700k for the reclassification of a liquidity contract into "Marketable securities";
- €3,276k for sundry loans.

3-2 The decrease of €184,929k is broken down mainly into:

- €149,540k from the cancellation of treasury shares;
- €33,365k from the sale of Leica Camera AG shares and of 50% of Leica Camera AG convertible bonds;
- €1,131k from the mergers of Hermès Interactif, Vivifran and GC Real Estate with and into Hermès International;
- €893k for reimbursement of sundry loans.

The main investments made during the year were as follows:

	Investment (in thousands of euros)	% held after investment
ERM-WHG Warenhandels GmbH	1,235	100.00%
Hermès Australia	2,607	100.00%
Manufacture de Haute Maroquinerie	3,111	100.00%

4 – Treasury shares

In 2006, Hermès International bought 1,989,969 of its own shares with a par value of €0.51 each. All of these shares were cancelled, as were the 85,833 shares with a par value of €1.53 held in treasury at 31 December 2005. At 31 December 2006, Hermès International's long-term investments included 15,000 of the Company's own shares held under a liquidity contract, which were valued at €1,312k. As at 31 December 2006, these shares had a potential value of €1,421k based on the average stock market price during the last month of the year (€94.75).

NOTE 3 - DEPRECIATION AND AMORTISATION

in thousands of euros

	As at 01/01/2006	Increases	Decreases	As at 31/12/2006
Intangibles	3,345	633	–	3,978
Property, plant and equipment	2,989	572	80	3,481

NOTE 4 - PROVISIONS

in thousands of euros

	As at 01/01/2006	Increases	Decreases Provisions used	Decreases Provisions unused	As at 31/12/2006
Restricted provisions	**3,245**	**48**	**125**	**-**	**3,168**
Foreign investments	3,133	-	97	–	3,036
Accelerated depreciation	112	48	28	–	132
Provisions for contingencies and losses	**13,240**	**31,201**	**3,087**	**3,043**	**38,311**
Provisions for contingencies	1,210	27,940	387	–	28,763
Provisions for losses	12,030	3,261	2,700	3,043	9,548
Provisions for impairment	**142,376**	**17,988**	**32,850**	**-**	**127,514**
Provisions for impairment of intangibles	1,057	–	1,057	–	-
Provisions for impairment of long-term investments	140,313	17,988	31,793	–	126,508
Provisions for impairment of trade receivables	1,006	–	–	–	1,006
TOTAL GÉNÉRAL	**158,861**	**49,237**	**36,062**	**3,043**	**168,993**

Provisions for contingencies
Amounts charged to and released from these provisions relate to provisions for currency losses and to provisions for risks arising on the Company's subsidiaries, in particular provisions booked in prior years, in accordance with accounting methods and rules, to cover the Company's share of negative net equity.

Provisions for losses
These are intended mainly to cover costs associated with lump-sum retirement benefits and with the top-up pension scheme for the Company's executives and senior managers. These sums are periodically paid over to pension funds.

Impairment of long-term investments
Impairment of long-term investments relates mainly to investments in subsidiaries.

NOTE 5 - MATURITIES OF RECEIVABLES AND LIABILITIES

in thousands of euros

	Within 1 year	Between 1 and 5 years	Gross value	Impairment	Net value
NON-CURRENT ASSETS	**12,605**	**10,871**	**23,476**	**3,523**	**19,953**
Receivables from associates	11,256	-	11,256	3,523	7,733
Borrowings	27	40	67	-	67
Other long-term investments	1,322	10,831	12,153	-	12,153
CURRENT ASSETS	**340,196**	**-**	**340,196**	**932**	**339,264**
Operating receivables	32,649	-	32,649	932	31,717
Other receivables	305,540	-	305,540	-	305,540
Prepaid expenses	2,007	-	2,007	-	2,007
TOTAL	**352,801**	**10,871**	**363,672**	**4,455**	**359,217**
LIABILITIES					
Financial liabilities	6,915	13,928	20,843	-	20,843
Operating liabilities	31,532	-	31,532	-	31,532
Miscellaneous liabilities	41,514	-	41,514	-	41,514
TOTAL	**79,961**	**13,928**	**93,889**	**-**	**93,889**

Other long-term investments include the value of Hermès International treasury shares for €1,312k at 31 December 2006.

Miscellaneous receivables and liabilities mainly comprise financial current accounts with subsidiaries.
Borrowings mainly comprise funds held in trust for employees under the statutory profit-sharing scheme.

in thousands of euros

	As at 31/12/2006	As at 31/12/2005
Non-current assets		
Within 1 year	12,605	23,654
Between 1 and 5 years	10,871	60
Current assets		
Within 1 year	340,196	252,169
Between 1 and 5 years	-	-
Liabilities		
Within 1 year	79,961	64,668
Between 1 and 5 years	13,928	18,740

NOTE 6 - MARKETABLE SECURITIES

This line includes:

- Hermès International treasury shares acquired to cover employee stock option plans, in the amount of €5,313k for 126,000 shares. An impairment charge of €74k was recognised, reducing the net value to €5,239k;
- derivatives in the amount of €7,528k;
- mutual funds, recorded at their market value of €405,115k as at 31 December 2006;
- Negotiable debt securities of €15,000k.

NOTE 7 - ITEMS RELATED TO AFFILIATED COMPANIES

in thousands of euros

	Net value as at 31/12/2006	Of which: affiliated companies	Montant net as at 31/12/2005	Of which: affiliated companies
Balance sheet				
Long-term investments	264,017	246,645	277,993	237,987
Operating receivables	31,717	8,595	28,616	25,327
Miscellaneous receivables	305,540	288,455	222,621	222,504
Trade payables	10,023	1,525	7,620	1,429
Tax and employee-related liabilities	21,509	237	17,361	-
Amounts payable relating to non-current assets	2,115	80	1,849	91
Other liabilities	39,399	38,991	32,524	32,408
Income statement				
Income from investments	243,031	242,056	216,414	216,414
Other interest and similar income	5,187	4,026	4,412	2,562

NOTE 8 - PREPAYMENTS

in thousands of euros

	Assets at 31/12/2006	Assets at 31/12/2005
Advertising fees	1,667	354
Rents	103	119
Other	237	98
TOTAL	**2,007**	**571**

NOTE 9 - SHARE CAPITAL

On 31 December 2006, the share capital amounted to €54,506,155.14, made up of 106,874,814 shares with a par value of €0.51 after the following transactions were carried out during 2006:

- employee subscriptions for 18,440 shares with a par value of €1.53 each under the stock option plan;
- cancellation of 85,533 treasury shares with a par value of €1.53 each;
- three-for-one stock split and allotment of three new shares for each existing share:
- cancellation of 1,989,969 treasury shares with a par value of €0.51 each;
- employee subscriptions for 64,500 shares with a par value of €0.51 each under the stock option plan.

The changes in share capital were as follows:

in thousands of euros

	Capital	Share premium	Reserves and retained earnings	Net income for the year	Restricted provisions	Total
Balance at 31 December 2005 before appropriation of net income	**55,591**	**36,332**	**603,034**	**223,153**	**3,245**	**921,355**
Appropriation of 2005 net income	–	–	132,856	(132,856)	–	–
Dividend paid for 2005	–	–	–	(90,297)	–	(90,297)
Subscription to capital increase	60	5,224	–	–	–	5,284
Net income for 2006	–	–	–	225,633	–	225,633
Cancellation of shares	(1,145)	–	(148,394)	–	–	(149,539)
Other changes over the period	–	–	–	–	(77)	(77)
Balance at 31 December 2006 before appropriation of net income	**54,506**	**41,556**	**587,496**	**225,633**	**3,168**	**912,359**

NOTE 10 - OPERATING REVENUES

in thousands of euros

	2006	2005	2004
Sales of services	25,380	24,165	21,826
Royalties	25,389	23,026	21,287
TOTAL	**50,769**	**47,191**	**43,113**

Sales of services are amounts billed back to subsidiaries for advertising and public relations services, rent, staff provided on secondment, insurance and professional fees.

Royalties are calculated based on the revenue of the production subsidiaries.

NOTE 11 - EXCEPTIONAL ITEMS

in thousands of euros

	2006 charges	2006 income	2005 charges	2005 income
Provisions for foreign investments	–	97	–	172
Disposals of property, plant and equipment and long-term investments	35,554	35,739	18,027	18,733
Provisions for accelerated depreciation	47	27	37	46
TOTAL	**35,601**	**35,863**	**18,064**	**18,951**

NOTE 12 - CORPORATE INCOME TAX

in thousands of euros

	Income before tax	Tax charge*			Net income
		Tax (parent company only)	Tax arising from group tax election	Net tax	
Before exceptional items	218,054	1,207	5,982	7,189	225,243
Exceptional items	262	(260)	1,740	1,480	1,742
Employee profit-sharing	(1,919)	567	–	567	(1,352)
TOTAL	**216,397**	**1,514**	**7,722**	**9,236**	**225,633**

* The corporate income tax charge takes into account the additional tax contribution of 3.3% payable in France.

The corporate income tax for Hermès International includes applicable exemptions under the terms of the parent-daughter regime for income from profit-sharing. The tax credit takes into account the effect of the group tax election arising from tax losses for certain subsidiaries and from offsetting the share of fees and expenses on income from profit-sharing.

NOTE 13 - EXPOSURE TO MARKET RISKS AND FINANCIAL COMMITMENTS

a - Foreign Exchange Risk

The Group is exposed to foreign exchange risks on sales recorded in foreign currencies. These risks are generally hedged in full, based on highly probable future cash flows, using forward currency sales or options that are eligible for hedge accounting. The Company's currency positions as at 31 December 2006 are shown below:

in thousands of euros

Currency	Payables and receivables as at 31/12/2006	Future cash flows	Net position before cover	Off-balance sheet position	Net position after cover	Cover ratio	1% sensitivity
AUD	13	4	17	1	19	-8%	-
CAD	(2)	(46)	(48)	58	9	119%	-
CHF	23,239	2,345	25,584	(25,411)	173	99%	(2)
CZK	11	18	29	(33)	(5)	116%	-
GBP	171	(63)	109	36	144	-33%	(1)
HKD	(5)	229	224	(234)	(10)	104%	-
JPY	93,883	600	94,483	(94,461)	22	100%	-
MXN	7	19	26	–	26	0%	-
SGD	50	142	193	(97)	95	51%	(1)
THB	1	18	19	(16)	3	86%	-
USD	835	(298)	537	(19)	518	4%	(5)
Total	**118,203**	**2,968**	**121,173**	**(120,176)**	**994**	**99%**	**(9)**

A breakdown of currency contracts is provided below:

in thousands of euros

Contract type	Nominal amount of off-balance sheet position (gross) (1)	Nominal amount of off-balance sheet position (net) (2)	Market value of contracts (3)			
			Cash flow hedges	Fair value hedges	Unallocated	Total
Options purchased						
HKD put	19,022	19,022	922	-	-	922
JPY put	148,179	148,179	7,951	–	–	7951
JPY call	–	–	–	–	–	–
SGD put	39,155	39,155	769	–	–	769
USD put	77,428	68,431	3,490	–	258	3748
USD call	-	–	–	–	–	–
	283,784	**274,787**	**13,132**	**–**	**258**	**13,390**
Forward currency contracts (4)						
HKD	(18,793)	(18,793)	(789)	–	–	(789)
JPY	(147,580)	(147,580)	(11,392)	–	–	(11,392)
SGD	(39,013)	(39,013)	(191)	–	–	(191)
USD	(68,729)	(68,729)	(3,016)	–	–	(3,016)
Other	2,276	2,276	64	–	–	64
	(271,839)	**(271,839)**	**(15,324)**			**(15,324)**
Treasury swaps (4)						
HKD	5	5	–	–	-	-
JPY	93,861	93,861	–	1	601	602
SGD	(45)	(45)	–	–	-	–
USD	317	317	–	–	–	–
Other	23,090	23,090	–	7	253	260
	117,228	**117,228**		**8**	**854**	**862**
Options sold						
USD put	(8,997)	–	–	–	(258)	(258)
	(8,997)	**–**	**–**	**–**	**(258)**	**(258)**
Total	**120,176**	**120,176**	**(2,192)**	**8**	**854**	**(1,330)**

(1) Nominal amount of all off-balance sheet instruments. (2) Nominal amount of derivatives allocated to hedge foreign exchange risks. (3) Gain/(loss).
(4) Sold/(purchased).

As these hedging contracts are negotiated over the counter exclusively with leading banks, the Group is not exposed to any counterparty risk.

The Company's currency positions as at 31 December 2005 are shown below:

in thousands of euros

Currency	Payables and receivables as at 31/12/2005	2006 projected	Net position before cover	Off-balance sheet position	Net position after cover	Cover ratio	1% sensitivity
AUD	14	(2)	12	5	17	-42%	-
CAD	(17)	(58)	(75)	65	(10)	87%	-
CHF	1,121	2,918	4,039	(3,947)	92	98%	(1)
CZK	6	3	9	(1)	8	11%	-
GBP	1,234	(32)	1,202	(1,519)	(317)	126%	3
HKD	58	352	410	(413)	(3)	101%	-
JPY	73,895	549	74,444	(74,194)	250	100%	(2)
MXN	5	3	8	–	8	–	-
SGD	165	90	255	(79)	176	31%	(2)
THB	31	9	40	(12)	28	30%	-
USD	502	(436)	66	426	492	-645%	(5)
Total	**77,014**	**3,396**	**80,410**	**(79,669)**	**741**	**99%**	**(7)**

A breakdown of currency contracts is provided below:

in thousands of euros

Contract type	Nominal amount of off-balance sheet position (gross) (1)	Nominal amount of off-balance sheet position (net) (2)	Market value of contracts (3) Cash flow hedges	Fair value hedges	Unallocated	Total
Options purchased						
HKD put	18,803	18,803	238	–	–	238
JPY put	96,711	96,711	2,970	8	–	2,978
JPY call	(6,479)	–	–	–	53	53
SGD put	60,628	55,533	283	(41)	39	281
USD put	65,822	65,822	788	(26)	–	762
USD call	(2,289)	–	–	–	48	48
	233,196	**236,869**	**4,279**	**(59)**	**140**	**4,360**
Forward currency contracts (4)						
HKD	(18,451)	(18,451)	805	–	–	805
JPY	(95,921)	(95,921)	(930)	–	–	(930)
SGD	(55,428)	(55,428)	2,493	899	–	3,392
USD	(66,347)	(66,347)	2,000	564	–	2,564
Other	3,844	2,845	30	–	(3)	27
	(232,303)	**(233,302)**	**4,398**	**1,463**	**(3)**	**5,858**
Treasury swaps (4)						
HKD	60	60	–	(1)	–	(1)
JPY	73,404	73,404	–	(316)	–	(316)
SGD	(26)	(26)	–	–	–	0
USD	99	99	–	(2)	–	(2)
Other	2,565	2,565	–	(1)	–	(1)
	76,102	**76,102**	**-**	**(320)**	**-**	**(320)**
Options sold						
USD call	7,841	–	–	–	(429)	(429)
	7,841	**-**	**-**	**-**	**(429)**	**(429)**
Total	**84,836**	**79,669**	**8,677**	**1,084**	**(292)**	**9,469**

(1) Nominal amount of all off-balance sheet instruments. (2) Nominal amount of derivatives allocated to hedge foreign exchange risks. (3) Gain/(loss). (4) Sold/(purchased).

As these hedging contracts are negotiated over the counter exclusively with leading banks, the Group is not exposed to any counterparty risk.

b - Other commitments given

in thousands of euros

	Gross commitments given	Residual commitments given	Commitments received
Bank guarantees*	71,945	30,856	15,312
Repurchase of securities	699	–	14,128
Actuarial gains and losses on pension benefits	10,603	–	–

* Material guarantees given by the Group attract fees at a rate in line with charges ordinarily applied by banks.

The residual commitment on guarantees corresponds to the gross amount less repayments made to date against the underlying loans.

An "umbrella" guarantee for a maximum principal amount of €75,000k has been granted in favour of HSBC bank to give subsidiaries designated by Hermès International access to an aggregate group bank facility.

The amount of the subsidiaries' tax losses that Hermès International is liable for refunding to its subsidiaries under the group tax election agreement stood at €35,676k at December 2006 compared with €31,859k at 31 December 2005.

NOTE 14 - INCREASES OR DECREASES IN FUTURE TAX LIABILITY

in thousands of euros

	At 1 January		Change		At 31 December	
	Asset	Liability	Asset	Liability	Asset	Liability
Actual or potential differences						
Restricted provisions	–	1,074	33	–	–	1,041
Other temporarily non-deductible charges	5,619	–	1,858	2,571	4,906	–
Long-term capital loss	46	–	–	46	–	–
Total	**5,665**	**1,074**	**1,891**	**2,617**	**4,906**	**1,041**

The figures take into account the social contribution of 3.3%, which is added to the corporate income tax.

NOTE 15 - EMPLOYEES

Breakdown of workforce:

	As at 31/12/2006	As at 31/12/2005
Executive/managerial staff	182	166
Support staff	34	31
TOTAL	**216**	**197**

This includes employees covered by fixed-term contracts for a term of more than nine months.

NOTE 16 - POST-EMPLOYMENT BENEFIT OBLIGATIONS

For 2006, the following actuarial assumptions were used:

- retirement age: 65
- increase in salaries: 3%-4%
- discount rate: 4.25%-4.5%
- expected rate of return on plan assets: 4.5%

As at 31 December 2006, the value of post-employee benefit obligations amounted to €23,448k. Part of the amounts due is paid over to an insurance company.

The value of the funds is €1,592k. A provision in the amount of €9,548k has been set aside to cover the remainder of these obligations. After applying the "corridor" method, actuarial losses unrecognised by Hermès International at 31 December 2006 amounted to €10,603k.

The cost of unrecognised past services in connection with a change in the plan that occurred in 2006 amounted to €1,704k at year end.

List of Equity Investments as at 31 December 2006

INVESTMENTS IN ASSOCIATES AND OTHER LONG-TERM INVESTMENTS

in thousands of euros

	Number of shares	Net value
Carrying value of more than €100,000		
Avril-Morio & Patte	96,929	101
Compagnie Hermès de Participations	4,200,000	32,378
Comptoir Nouveau de la Parfumerie	753,498	26,752
ERM Warenhandels GmbH	1	1,263
ERM-WHG Warenhandels GmbH	1	1,235
Financière Saint-Honoré	3,000	1,694
Ganterie de Saint-Junien	14,000	457
Gordon-Choisy	95,675	1,663
Héraklion	280,500	871
Herlee	43,500,000	3,033
Hermès Argentina	37,747	1,091
Hermès Australia	6,500,000	4,409
Hermès Benelux Scandinavie	57,974	3,164
Hermès Canada	1,000	1,501
Hermès de Paris (Mexico)	5,850,621	1,134
Hermès GmbH	1	7,218
Hermès Greater China	314,999,999	42,825
Hermès Grèce	566,666	1,700
Hermès Holding GB	7,359,655	10,535
Hermès Iberica	36,524	2,952
Hermès International Portugal	799,200	111
Hermès Italie	412,200	13,196
Hermès Japon	4,400	13,727
Hermès Monte-Carlo	13,198	201
Hermès of Paris	114,180	10,903
Hermès Prague	38,000	1,042
Hermès Sellier	310,278	4,788
Hermès South East Asia	1,000,000	2,201
Holding Textile Hermès	767,756	8,515
Immauger	1,375	2,096
La Manufacture de Seloncourt	2,398,536	4,051
La Maroquinerie Nontronnaise	5,000	167
Manufacture de Haute Maroquinerie	430,000	3,111
Maroquinerie de Belley	147,172	2,099
Maroquinerie des Ardennes	284,063	10,527
Maroquinerie de Sayat	45,649	5,118
Saint-Honoré Chile	499	276
SC Honossy	210,099	3,203
SCI Auger Hoche	4,569,400	6,966
SCI Boissy Les Mûriers	8,699	1,326
SCI Boissy Nontron	99,999	937
SCI Les Capucines	24,000	366
Soficuir International	115,141	2,746
Carrying value of less than €100,000		**415**
TOTAL		**244,064**

MARKETABLE SECURITIES

in thousands of euros

	As at 31/12/2006	As at 31/12/2005
Negotiable debt securities	15,000	33,347
Money-market mutual funds	410,429	440,218
Derivatives	7,528	8,170
Total gross value	**432,957**	**481,735**
Impairment of money-market mutual funds	(74)	(74)
Total net value	**432,883**	**481,661**

At 31 December 2005, derivatives were classified under cash equivalents. At 31 December 2006, they had been reclassified under marketable securities.

List of Subsidiaries and Affiliates

COMPANIES OR GROUPS OF COMPANIES

A - Detailed information on investments in subsidiaries and affiliates with a gross carrying value exceeding 1% of the share capital of Hermès International)

1. SUBSIDIARIES (AT LEAST 50% OF THE SHARE CAPITAL HELD BY THE COMPANY)	
Avril-Morio & Patte	12-14, rue Auger, 93500 Pantin (France)
Castille Investissements	24, rue du Faubourg-Saint-Honoré, 75008 Paris
Compagnie Hermès de Participations	23, rue Boissy-d'Anglas, 75008 Paris
Comptoir Nouveau de la Parfumerie	23, rue Boissy-d'Anglas, 75008 Paris
ERM Warenhandels GmbH	Seilergasse 16, 1010 Vienna (Austria)
ERM-WHG Warenhandels GmbH	Graben 21, 1010 Vienna (Austria)
Financière Saint-Honoré	9, avenue Eugène-Pittard, 1211 Geneva 25 (Switzerland)
Gordon-Choisy	17, boulevard Jules-Ferry, 75011 Paris
Héraklion	23, rue Boissy-d'Anglas, 75008 Paris
Herlee	25/F Chinachem Leighton Plaza, 29 Leighton Rd, Causeway Bay, Hong Kong
Hermès Argentina	Avenida Alvear 1981, 1129 Buenos Aires (Argentina)
Hermès Australia	Level 11, Skygarden, 70 Castlereagh Street, Sydney NSW 2000 (Australia)
Hermès Benelux Scandinavie	50 boulevard de Waterloo, 1000 Brussels (Belgium)
Hermès Canada	79 Wellington Street West, Suite 3000, Toronto Ontario M5K 1N2 (Canada)
Hermès de Paris (Mexico)	Avenida Presidente Mazaryk 422, local "A", Col Polanco, 11560 Mexico D.F. (Mexico)
Hermès GmbH	Marstallstrasse 8, 80539 Munich (Germany)
Hermès Greater China	25/F Chinachem Leighton Plaza, 29 Leighton Road Causeway Bay (Hong Kong)
Hermès Grèce	Rue Stadiou 4 et Rue Voukourestiou 1, 105 64 Athens (Greece)
Hermès Holding GB	1 Bruton Street, London W1J 6TL (United Kingdom)
Hermès Iberica	Jose Ortega y Gasset 12, 28006 Madrid (Spain)
Hermès International Portugal	Largo do Chiado 9, 1200-108 Lisbonne (Portugal)
Hermès Italie	Via Serbelloni 1, 20122 Milan (Italy)
Hermès Japon	4-3, Ginza 5-Chome Chuo-Ku, Tokyo 104-0061 (Japan)
Hermès of Paris	55 East, 59th Street, 10022 New York (USA)
Hermès Prague	Parizska, 12/120, 11000 Prague (Czech Republic)
Hermès Sellier	24, rue du Faubourg-Saint-Honoré, 75008 Paris
Hermès South East Asia	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)
Holding Textile Hermès	16, chemin des Mûriers, 69310 Pierre-Bénite (France)
Immauger	23, rue Boissy-d'Anglas, 75008 Paris
John Lobb	23, rue Boissy-d'Anglas, 75008 Paris
La Manufacture de Seloncourt	18, rue de la Côte, 25230 Seloncourt (France)
Manufacture de Haute Maroquinerie	ZAE Les Combaruches, 825, boulevard Jean-Jules-Herbert, 73100 Aix-les-Bains (France)
Maroquinerie de Belley	23, rue Boissy-d'Anglas, 75008 Paris
Maroquinerie des Ardennes	23, rue Boissy-d'Anglas, 75008 Paris
Maroquinerie de Sayat	12-16, rue Auger, 93500 Pantin (France)
Saint-Honoré Chile	Avenida Alonso de Córdova 2526, Comuna de Vitacura, Santiago de Chile (Chile)
SC Honossy	23, rue Boissy-d'Anglas, 75008 Paris
SCI Auger-Hoche	12-22, rue Auger, 93500 Pantin (France)
SCI Boissy Les Mûriers	23, rue Boissy-d'Anglas, 75008 Paris
SCI Boissy Nontron	23, rue Boissy-d'Anglas, 75008 Paris

2. ASSOCIATES (10% TO 50% OF THE SHARE CAPITAL HELD BY THE COMPANY)	
Soficuir International	22-24, avenue Hoche, 75008 Paris

B - Aggregate information on other subsidiaries and affiliates

1. SUBSIDIARIES (not included in A)
– France (aggregate)
– Other countries (aggregate)

2. ASSOCIATES (not included in A)
– France (aggregate)
– Other countries (aggregate)

TOTAL

Share capital ['000]	Shareholders' equity ['000]	Percentage of capital held [%]	Gross carrying value of shares held [€ '000]	Net carrying value of shares held [€ '000]	Outstanding loans/advances granted by parent company [€ '000]	Guarantees given by parent company [€ '000]	Sales for the year [€ '000]	Net income/(loss) for the year [€ '000]	Dividends received during year [€ '000]
EUR 679	EUR 101	100.00%	2,597	101	–	–	2,340	(309)	–
EUR 9,131	EUR (27,303)	100.00%	69,303	–	–	–	–	(32,300)	–
EUR 42,000	EUR 32,278	100.00%	42,013	32,278	–	–	–	(1,345)	–
EUR 9,072	EUR 26,841	99.67%	27,146	26,752	–	–	90,138	9,563	–
EUR 35	EUR 160	100.00%	1,263	1,263	–	–	224	28	–
EUR 35	EUR 33	100.00%	1,235	1,235	–	–	–	(2)	–
CHF 3,000	CHF 14,541	100.00%	1,694	1,694	–	–	–	31,350	31,111
EUR 1,531	EUR 6,323	100.00%	1,663	1,663	–	–	17,662	1,293	–
EUR 1,262	EUR 871	100.00%	4,276	871	–	–	–	(258)	–
HKD 65,000	HKD 46,241	66.92%	4,511	3,034	–	–	16,059	372	–
ARS 3,974	ARS 4,648	94.99%	3,760	1,091	–	–	2,182	166	–
AUD 6,500	AUD 12,765	100.00%	4,409	4,409	–	–	8,864	309	–
EUR 2,665	EUR 4,488	100.00%	3,164	3,164	–	–	15,247	370	–
CAD 2,000	CAD 7,073	100.00%	1,501	1,501	–	–	9,731	1,015	–
MXN 11,472	MXN 41,299	51.00%	1,134	1,134	–	–	4,292	30	–
EUR 7,200	EUR 15,815	100.00%	7,218	7,218	7,000	–	40,581	1,556	–
HKD 315,000	HKD 432,745	99.99%	43,483	42,825	–	–	44,501	11,984	14,530
EUR 1,700	EUR 1,722	100.00%	1,700	1,700	–	–	2,991	63	–
GBP 7,360	GBP 7,689	100.00%	10,535	10,535	–	1,862	–	48	–
EUR 2,228	EUR 6,345	99.99%	2,952	2,952	–	–	17,368	1,448	996
EUR 800	EUR 512	99.90%	999	111	400	–	1,884	3	–
EUR 7,786	EUR 20,999	90.00%	13,196	13,196	–	–	56,254	3,649	2,830
JPY 220,000	JPY 16,426,147	100.00%	13,727	13,727	–	66,909	389,922	52,037	56,796
USD 11,418	USD 110,261	100.00%	10,903	10,903	–	3,174	181,536	15,166	–
CZK 8,018	CZK 28,842	100.00%	1,090	1,042	–	–	1,567	233	–
EUR 4,976	EUR 160,495	99.77%	4,788	4,788	–	–	733,434	122,966	111,700
SGD 1,000	SGD 89,264	100.00%	2,201	2,201	–	–	110,503	23,359	24,830
EUR 5,758	EUR 8,515	100.00%	12,652	8,515	–	–	8,474	2,417	–
EUR 2,269	EUR 2,567	92.34%	2,096	2,096	–	–	–	72	–
EUR 1,200	EUR (163)	100.00%	6,196	–	–	–	4,300	(88)	–
EUR 2,399	EUR 4,051	100.00%	11,143	4,051	–	–	6,622	305	–
EUR 6,450	EUR 4,937	100.00%	3,111	3,111	–	–	5,377	(622)	–
EUR 1,766	EUR 2,099	100.00%	4,165	2,099	–	–	4,253	(5)	–
EUR 4,545	EUR 11,898	100.00%	10,527	10,527	–	–	5,829	195	–
EUR 730	EUR 6,225	100.00%	5,118	5,118	–	–	4,586	(59)	–
CLP 2,660,581	CLP 230,680	99.80%	4,234	276	–	–	662	(945)	–
EUR 3,151	EUR 3,820	100.00%	3,203	3,203	–	–	–	(61)	–
EUR 6,946	EUR 9,724	99.99%	6,966	6,966	–	–	–	591	–
EUR 1,322	EUR 2,181	99.99%	1,326	1,326	–	–	–	197	–
EUR 1,000	EUR 937	100.00%	1,000	937	–	–	–	(71)	–
EUR 3,539	EUR 30,557	49.60%	2,746	2,746	–	–	–	3,699	230
			1,694	1,621	–	–	–	–	–
			127	2	–	–	–	–	–
			92	82	60	–	–	–	8
			8,192	–	3,523	–	–	–	–
			367,049	**244,064**	**10,983**	**71,945**	–	–	**243,031**

Statutory Auditors' Reports

Statutory Auditors' Report on the Report Prepared by the Executive Management of Hermès International on the Internal Control Procedures Relating to the Preparation and Processing of Financial and Accounting Information

This is a free translation into English of the Statutory Auditors' Report issued in French and is provided solely for the convenience of English speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as Statutory Auditors of Hermès International and at the Company's request, we present below our report on the report prepared by your Company's Executive Management in accordance with the provisions of Article L 621-18-3 of the Code Monétaire et Financier for the year ended 31 December 2006.

In its report, the Executive Management discusses the internal control procedures applied within the Company.

It is our responsibility to report to you our observations on the information set out in the Executive Management's Report concerning the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require that we perform certain procedures in order to ascertain the fairness of information provided in the Executive Management's Report on internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

– obtaining an understanding of the objectives and general organisation of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information as set out in the Executive Management's Report;
– obtaining an understanding of the underlying work performed to support the information provided in the report.

On the basis of our procedures, we have no comment to make on the information given in respect of the Company's internal control procedures relating to the preparation and processing of accounting and financial information contained in the Executive Management's Report prepared in accordance with the provisions of the last paragraph of Article L 621-18-3 of the Code Monétaire et Financier.

Executed in Paris and Neuilly, 22 March 2007
The Statutory Auditors

Didier Kling & Associés
Didier Kling   Christophe Bonte

Deloitte & Associés
David Dupont-Noel

Statutory Auditors' Report on the Consolidated Financial Statements

This is a free translation into English of the Statutory Auditors' Report issued in French and is provided solely for the convenience of English speaking users. The Statutory Auditors' Report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In accordance with the terms of our appointment by the General Meeting of the shareholders, we have audited the accompanying consolidated financial statements of Hermès International for the year ended 31 December 2006.

The consolidated financial statements have been approved by the Executive Management. Our role is to express an opinion on these financial statements based on our audit.

1. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, give a true and fair view of the assets and liabilities and of the financial position of the Group as at 31 December 2006, and of the results of its operations for the year then ended in accordance with IFRSs as adopted by the European Union.

2. Justification of our assessments

In accordance with the requirements of Article L 823-9 of the Code de Commerce pertaining to the justification of our assessments, we draw your attention to the following matters:

– Every year, the Company tests goodwill and assets with an indefinite life for impairment and assesses whether there is any indication of an impairment loss for non-current assets, in accordance with the procedures described in Note 1.10 to the Consolidated Financial Statements. We reviewed the impairment testing methods applied and determined that these estimates were reasonable;

– Note 1.19 to the Consolidated Financial Statements describes the methods used to measure post-employment and other employee benefit obligations. These obligations, in connection with defined benefit plans, have been assessed by independent actuaries. Our work included reviewing the data and assumptions used and ascertaining that the information provided in Note 27 to the Consolidated Financial Statements is appropriate;

– Furthermore, Note 1.1 to the Consolidated Financial Statements describes the change in accounting method instituted during the year following application of the amendment to IAS 19 on the method of recognising actuarial gains and losses on post-employment benefits. In accordance with IFRSs, comparative information for 2005 and 2004 has been restated in order to apply this amended standard retrospectively. Consequently, the comparative information differs from that presented in the consolidated financial statements for 2005. As part of our assessment of the accounting policies followed by your Company, we ascertained that the financial statements for 2005 and 2004 were properly restated and verified the quality of the information provided in this respect in Note 1.1 and Note 27 to the Consolidated Financial Statements.

These assessments were made in the context of our audit of the consolidated financial statements taken as a whole and therefore contributed to opinion we formed which is expressed in the first part of this report.

3. Specific procedures

In accordance with professional standards applicable in France, we have also verified the information given in the Group Management Report. We have no matters to report as to its fair presentation and consistency with the consolidated financial statements.

Executed in Paris and Neuilly, 22 March 2007

The Statutory Auditors

Didier Kling & Associés	Deloitte & Associés
Didier Kling Christophe Bonte	David Dupont-Noel

Statutory Auditors' Report on the Financial Statements

This is a free translation into English of the Statutory Auditors' Report issued in French and is provided solely for the convenience of English speaking users. The Statutory Auditors' Report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the opinion on the financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In accordance with the terms of our appointment as Statutory Auditors by the General Meeting of the shareholders, we hereby present our report for the year ended 31 December 2006 on:

– the audit of the accompanying financial statements of Hermès International;

– the justification of our assessments;

– the specific procedures and disclosures required by law.

These financial statements have been prepared under the responsibility of the Company's Executive Management. Our role is to express an opinion on these financial statements based on our audit.

1. Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the Company as of 31 December 2006 and the results of its operations for the year then ended, in accordance with accounting rules and principles generally applicable in France.

2. Justification of our assessments

In accordance with the requirements of Article L 823-9 of the Code de Commerce pertaining to the justification of our assessments, we draw your attention to the following matter:

– Note 1 to the Financial Statements describes the accounting methods and principles applied to determine the value of long-term investments. We have verified the soundness of these accounting methods and, as needed, the consistency of the values in use of participating interests with the values adopted for the preparation of the consolidated financial statements, and the related information provided in the Notes to the Financial Statements.

These assessments were made in the context of our audit of the financial statements taken as a whole and therefore contributed to the opinion we formed which is expressed in the first part of this report.

3. Specific procedures and disclosures

We have also performed the specific procedures required by law, in accordance with professional standards applicable in France.

We have no comment to make as to:

– the fair presentation and the consistency with the financial statements of the information given in the Management Report of the Executive Management, and in the documents provided to the shareholders relating to the Company's financial position and financial statements;

– the fair presentation of the information given in the Management report of the Executive Management in respect of remuneration and benefits granted to certain company officers and any other commitments made in their favour in connection with, or subsequent to, their appointment, termination or change in function.

As required by law, we obtained assurance that information on acquisitions of participating and controlling interests and on the identity of holders of share capital and voting rights has been disclosed to you in the Management Report.

Executed in Paris and Neuilly, 22 March 2007

The Statutory Auditors

Didier Kling & Associés
Didier Kling Christophe Bonte

Deloitte & Associés
David Dupont-Noel

Statutory Auditors' Special Report on Related-Party Agreements

This is a free translation into English of the Statutory Auditors' Report issued in French and is provided solely for the convenience of English speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as Statutory Auditors of Hermès International, we hereby present our report on related-party agreements.

I. Agreements and commitments authorised during the year

In accordance with Article L 225-40 of the Code de Commerce, we have been informed of related-party agreements and commitments authorised in advance by the Supervisory Board.

The terms of our engagement do not require us to identify such other agreements and commitments but to communicate to you, based on information provided to us, the principal terms and conditions of those agreements and commitments brought to our attention, without expressing an opinion on their usefulness and appropriateness.

It is your responsibility, under the terms of Article 92 of the Decree of 23 March 1967, to assess the benefit arising from these agreements and commitments in order to decide whether they should be approved.

We have conducted our procedures in accordance with professional standards applicable in France. These standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

a) First demand guarantee – 15 Broad Street, New York

At its meeting of 25 January 2006, your Supervisory Board authorised the grant of a first demand guarantee on behalf of your subsidiary Hermès of Paris Inc to cover the obligations incurred by Hermès of Paris (and any future assignees) under the terms of a lease for retail premises located on the ground floor of 15 Broad Street in New York, for a term of ten years commencing on 1 March 2006, with two five-year renewal options, in consideration for payment of a progressive annual rent. Total rents payable over the period will amount to USD6.9 million.

b) Trademark licence agreements

The licence agreements for use of the Hermès name with Hermès Sellier, Comptoir Nouveau de La Parfumerie, Compagnie des Arts de la Table, and La Montre Hermès were renewed and their terms and conditions were amended, as authorised by your Supervisory Board at its meeting of 13 September 2006. The new licence agreements supersede the agreements signed on 5 April 1996, which were amended or extended by amendments approved by the Supervisory Board at its meetings of 26 March 1996, 23 September 1998 and 20 March 2003.

The licences are granted in consideration for payment of a royalty for a period of ten years commencing on 1 January 2007 for Hermès Sellier, Comptoir Nouveau de La Parfumerie, Compagnie des Arts de la Table and commencing on 1 October 2006 for La Montre Hermès.

Royalties received by the Company under these agreements during the year ended 31 December 2006 amounted to:

- €18,779,480 excluding VAT for Hermès Sellier;
- €2,672,780 excluding VAT for Comptoir Nouveau de la Parfumerie;
- €461,430 excluding VAT for Compagnie des Arts de la Table;
- €3,475,063 excluding VAT for La Montre Hermès.

c) Top-up pension scheme granted to a corporate executive officer

Individual concerned: the Executive Chairman, a natural person

At its meeting of 13 September 2006, your Supervisory Board authorised an amendment, to become effective as of 28 December 2006, to the rules governing the top-up pension scheme established in 1991 for the Company's senior executives, including the Executive Chairman, who is a corporate executive officer. The main changes related to the scope of this scheme, its potential beneficiaries, the terms and conditions for the award of benefits, and coverage provided under the plan. Under this scheme, the beneficiary will receive annual payments calculated based on years of service and annual remuneration. The payments amount to a percentage of remuneration for each year of service. The beneficiary is also eligible for a reversion scheme, under which the surviving spouse receives 60% of annual remuneration. Like all employees of the Group's French subsidiaries, the Executive Chairman, who is a natural person, is also eligible for the supplemental defined-contribution pension plan that was established during 2006. The

maximum annual payment including payments under the mandatory plans and any supplemental plans established within the Group may not exceed 70% of remuneration, including fixed and variable salary and other compensation, paid during the last year of service.

II. Agreements and commitments authorised during previous years and having continuing effect during the year

In addition, in accordance with the decree of 23 March 1967, it has been drawn to our attention that the following agreements and commitments authorised in prior years remained in effect during the year ended 31 December 2006.

a) Remuneration of Committee members

At its meetings of 26 January 2005 and 2 June 2005, your Supervisory Board decided to fix the remuneration of Audit Committee and Remuneration Committee members at €5,000 per year for each member and at €10,000 per year for each Committee Chairman.

Hermès International paid a combined total of €40,000 to all Committee members in consideration for the performance of their duties for the year ended 31 December 2006.

b) Service agreement

At its meetings of 23 March 2005 and 14 September 2005, your Supervisory Board authorised Hermès International to enter into a service agreement with Émile Hermès SARL for the provision of routine legal and financial services.

Hermès International billed €60,000 for services provided under the terms of this agreement during 2006.

c) Design mission agreement

Agreement between Hermès International and the firm RDAI to undertake a design mission for application of the architectural concept to Hermès stores (Supervisory Board meetings of 20 March 2003 and 15 September 2004).

Hermès International paid €275,766 (excluding VAT) in fees in connection with this mission for the year.

d) Commercial lease

Signature of a lease agreement between Hermès International and the company SIFAH, relating to premises at 28-30-32, rue du Faubourg-Saint-Honoré, which are the subject of an undertaking to assign a commercial lease by the company SOGEC, and subject to the exercise of its purchase option by SIFAH or any subsidiary SIFAH may substitute for itself, and granting to Hermès International:

– a nine-year commercial lease, with compulsory renewal every three years, at a rent reflecting the rental value of the premises and the assumption by Hermès International of the cost of the refurbishment works and of a part of the compensation for eviction to be paid to the current occupants;

– accompanied by a junior preferred purchase option in respect of the real property s located at 26-28-30-32, rue du Faubourg-Saint-Honoré belonging to SIFAH or to one of its subsidiaries, or in respect of the shares of SIFAH or of whichever of its subsidiaries is the owner of such real estate assets.

SIFAH has substituted for itself, both for the purchase option and for the implementation of the commercial lease, its majority-controlled subsidiary, the *société par actions simplifiée* (simplified limited company) "28-30-32 Faubourg Saint-Honoré" (Supervisory Board meeting of 21 March 2000).

On 16 February 2005, an amendment to this agreement was signed to change the stipulations of the agreement pertaining to work to be performed at the 28-30-32 Faubourg Saint-Honoré property complex and to assign to Hermès International responsibility for overseeing the design and performance of the work under the terms of a representation agreement, and authorised by your Supervisory Board at its meetings of 26 January 2005 and 23 March 2005.

In the amendment to this agreement, Hermès International's share of the projected budget for the work in future years was estimated at €6,000,000. At 31 December 2006, Hermès International had booked €4,231,419 under "fixed assets in progress" in its accounts for this work. The compensation for eviction to be paid by Hermès International to the company "28-30-32 Faubourg Saint-Honoré" amounted to €354,688 at 31 December 2006.

e) Guarantees given

– "Umbrella" guarantee for a maximum principal amount of €75,000,000 in favour of HSBC bank to give subsidiaries designated by Hermès International access to an aggregate group bank facility (Supervisory Board meeting of 26 January 2005).

– Guarantee given to Société Lyonnaise de Banque on behalf of the subsidiary Perrin & Fils in connection

with a loan of €3,048,980 repayable at any time up to and including 25 July 2007 (Supervisory Board meeting of 21 March 2000). The Company was released from this guarantee on 22 December 2006. A commission of €7,453 was billed in 2006.

– Guarantee given to London & Provincial Shop Centres on behalf of Hermès GB Ltd in connection with the leasing of store premises at 179/180 Sloane Street, London and covering the performance by Hermès GB Ltd of all its obligations as tenant under that lease (Supervisory Board meeting of 16 February 1988).

– Guarantee given to 693 Madison Avenue Company L.P. on behalf of Hermès of Paris Inc in connection with the leasing of store premises at 691-693-695 Madison Avenue in New York and covering the performance by Hermès of Paris Inc of all its obligations as tenant under that lease (Supervisory Board meeting of 23 September 1998).

– Guarantee given to Carlton House Inc on behalf of the subsidiary Hermès of Paris in connection with the leasing of the John Lobb store at 680 Madison Avenue in New York and covering the performance by Hermès of Paris Inc of all its obligations as tenant under that lease (Supervisory Board meeting of 23 March 1999).

– Guarantee given on behalf of the Japanese subsidiary Hermès Japon in connection with a loan of an initial amount JPY3,000,000,000 from Daiichi Kangyo Bank repayable at any time up to and including 23 October 2007 (Supervisory Board meeting of 10 September 1997). A commission of JPY1,395,000 (approximately €10,000) was billed for the year.

– Guarantee given on behalf of the Japanese subsidiary Hermès Japon in connection with a loan of an initial amount of JPY5,000,000,000 from Japan Development Bank repayable at any time up to and including 20 May 2013 (Supervisory Board meeting of 25 May 1998). A commission of JPY6,917,000 (approximately €47,000) was billed for the year.

– Guarantee given on behalf of the Japanese subsidiary Hermès Japon in connection with a loan of an initial amount of JPY500,000,000 from Dowa Fire and Marine Insurance repayable at any time up to and including 27 April 2006 (Supervisory Board meeting of 23 March 1999). The Company was released from this guarantee on 27 April 2006. A commission of JPY81,000 (approximately €600) was billed for the year.

– Guarantee given on behalf of the Japanese subsidiary Hermès Japon in connection with a loan of an initial amount of JPY1,000,000,000 from Kyoei Mutual Fire and Marine Insurance Co repayable at any time up to and including 27 April 2006 (Supervisory Board meeting of 23 March 1999). The Company was released from this guarantee on 27 April 2006. A commission of JPY123,000 (approximately €800) was billed for the year.

– Guarantee given on behalf of the Japanese subsidiary Hermès Japon in connection with a loan of an initial amount of JPY2,500,000,000 from Japan Development Bank repayable at any time up to and including 20 April 2013 (Supervisory Board meeting of 23 March 1999). A commission of JPY3,422,000 (approximately €23,000) was billed for the year.

No calls were made on these guarantees during the year ended 31 December 2006.

Executed in Paris and Neuilly, 22 March 2007
The Statutory Auditors

Didier Kling & Associés
Didier Kling Christophe Bonte

Deloitte & Associés
David Dupont-Noel

Statutory Auditors' Report on the Share Capital Decrease by Cancellation of Shares Purchased (Tenth Resolution)

This is a free translation into English of the Statutory Auditors' Report issued in French and is provided solely for the convenience of English speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as Statutory Auditors of Hermès International, and in accordance with the requirements of Article L 225-209, paragraph 7 of the Code de Commerce governing the reduction of share capital by the cancellation of shares purchased by the Company, we have drawn up this report to inform you of our assessment of the causes and conditions of the contemplated share capital decrease.

This transaction is part of the proposed purchase by your Company of its own shares, up to a maximum of 10% of its share capital, under the terms and conditions provided in Article L 225-209, paragraph 3 of the Code de Commerce. This buyback authorisation is submitted to the General Meeting for approval (sixth resolution) and would be granted for a period ending on the date of the Annual General Meeting called to vote on the financial statements for the year ended 31 December 2007, and no later than 18 months from the date of this meeting.

To implement the authorisation for the Company to buy back its own shares, the Executive Management proposes that you delegate to it, for a period of 24 months, all necessary powers to cancel the shares purchased under this authorisation, up to a maximum of 10% of your Company's share capital per 24-month period.

We have conducted our review in accordance with professional standards applicable in France. These standards require that we perform procedures in order to examine the fairness of the reasons for and terms and conditions of the contemplated share capital decrease.

We have no comment to make on the reasons for and terms and conditions of the contemplated share capital decrease, it being noted that the share capital decrease is subject to prior authorisation by the General Meeting of the proposed share buyback programme, as set forth in the sixth resolution.

Executed in Paris and Neuilly, 22 March 2007
The Statutory Auditors

Didier Kling & Associés
Didier Kling   Christophe Bonte

Deloitte & Associés
David Dupont-Noel

Statutory Auditors' Special Report on the Issuance of Shares and/or Other Negotiable Securities with Retention and/or Waiver of Pre-emptive Rights (Twelfth and Thirteenth Resolutions)

This is a free translation into English of the Statutory Auditors' Report issued in French and is provided solely for the convenience of English speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as Statutory Auditors of Hermès International, and in accordance with the requirements of Articles L 225-135, L 225-136 and L 228-92 of the Code de Commerce, we have drawn up this report on the proposed grants of authority to the Executive Management to carry out one or more capital increases by issuing shares and/or other negotiable securities, with or without a waiver of pre-emptive rights, on which you are asked to vote.

On the basis of its report and under the oversight of the Supervisory Board, your Executive Management proposes that you grant it the authority to carry out the following transactions and to determine the final terms and conditions of such issues, for a period of twenty-six months, and proposes that you waive your pre-emptive rights where applicable:
– to issue ordinary shares and securities providing immediate and/or future entitlement to shares in the Company, with pre-emptive rights retained but with the option to grant preferential subscription rights for all or part of the issue (twelfth resolution);
– to issue ordinary shares and/or securities providing immediate and/or future entitlement to shares in the Company, with pre-emptive rights waived (thirteenth resolution).

The nominal amount of capital increases liable to be undertaken immediately and/or in the future pursuant to the eleventh, twelfth and thirteenth resolutions may not be greater than €5,450,000, plus the nominal value of any additional shares to be issued to preserve the rights of the holders of securities providing entitlement to shares in the Company, in accordance with the law. Likewise, the nominal amount of debt securities that may be issued pursuant to the aforesaid delegation shall not be more than €5,450,000.

It is your Executive Management's responsibility to draw up a report, in accordance with Article 154 and 155 of the decree of 23 March 1967. Our responsibility is to express an opinion on the fairness of the figures drawn from the financial statements, on the proposal to waive your pre-emptive rights and on certain other information relating to these transactions, which we provide in this report.

We have conducted our review in accordance with professional guidelines applicable in France. These guidelines require that we perform procedures to verify the information disclosed in the Executive Management's Report pertaining to these transactions and the methods used to determine the issue price of the equity securities to be issued.

Subject to subsequent review of the terms and conditions of the proposed issues, we have no comment to make on the methods used to determine the issue price of the equity securities to be issued and described in the Executive Management's Report.
As the issue price of the equity securities to be issued has not been determined, we are not expressing an opinion on the final terms and conditions under which the issues will be carried out, and, consequently, on the proposal to waive your pre-emptive rights submitted to you in the thirteenth resolution.
In accordance with Article 155-2 of the decree of 23 March 1967, we will prepare a supplemental report if and when your Executive Management makes use of these authorisations to carry out issues with a waiver of pre-emptive rights or to issue securities providing entitlement to shares in the Company.

Executed in Paris and Neuilly, 22 March 2007
The Statutory Auditors

Didier Kling & Associés
Didier Kling Christophe Bonte

Deloitte & Associés
David Dupont-Noel

Statutory Auditors' Special Report on the Share Issue Reserved for Employees (Fourteenth Resolution)

This is a free translation into English of the Statutory Auditors' Report issued in French and is provided solely for the convenience of English speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as Statutory Auditors of Hermès International, and in accordance with the requirements of Articles L 225-135 and L 225-138 of the Code de Commerce, we have drawn up this report on the proposed resolution to grant to your Executive Management the authority to carry out one or more share issues reserved for all or some employees and corporate executive officers of Hermès International or companies affiliated thereto as stipulated by Article L 225-180 of the Code de Commerce, and who belong to an employee share savings scheme established by one and/or another of these companies, and on which you are asked to vote.

This proposed resolution is submitted to you for approval pursuant to the provisions of Article L 225-129-6 of the Code de Commerce and Article L 443-5 of the Code du Travail.

The total number of shares that may be issued, on one or more occasions, under the terms of this grant of authority is capped at 1% of the number of the Company's ordinary shares outstanding as of the date on which the decision to carry out the share issue is made.

On the basis of its report, your Executive Management proposes that you grant it the authority to carry out one or more share issues and that you waive your pre-emptive rights to subscribe to any such share issues. Your Executive Management would be responsible for determining the terms and conditions of any such issues.

It is your Executive Management's responsibility to draw up a report, in accordance with Article 154 and 155 of the decree of 23 March 1967. Our responsibility is to express an opinion on the fairness of the figures drawn from the financial statements, on the proposal to waive your pre-emptive rights and on certain other information relating to the share issue, which we provide in this report.

We have conducted our review in accordance with professional standards applicable in France. These standards require that we perform procedures to verify the information disclosed in the Executive Management's Report pertaining to this transaction and the methods used to determine the issue price of the shares to be issued.

Subject to subsequent review of the terms and conditions of each share issue that the Executive Management may decide to carry out pursuant to this authority, we have no comment to make on the methods used to determine the price of the shares to be issued as described in the Executive Management's Report.
As the issue price has not been determined, we are not expressing an opinion on the final terms and conditions under which the share issue(s) will be carried out, and, consequently on the waiver of pre-emptive rights proposed to you; however, the principle of such a waiver is consistent with the transaction that is submitted to you for approval.
In accordance with Article 155-2 of the Decree of 23 March 1967, we will prepare a supplemental report on any share issue that your Executive Management may decide to carry out under the terms of the proposed authorisation that is submitted to you for approval.

Executed in Paris and Neuilly, 22 March 2007
The Statutory Auditors

Didier Kling & Associés
Didier Kling Christophe Bonte

Deloitte & Associés
David Dupont-Noel

Statutory Auditors' Special Report on the Allotment of Existing Shares to Employees and/or Corporate Executive Officers for No Consideration (Fifteenth Resolution)

This is a free translation into English of the Statutory Auditors' Report issued in French and is provided solely for the convenience of English speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as Statutory Auditors of Hermès International, and in accordance with the requirements of Article L 225-197-1 of the Code de Commerce, we have drawn up this report on the proposed allotment of existing shares for no consideration to employees and/or corporate executive officers of Hermès International or affiliated companies in which Hermès International directly or indirectly controls at least 10% of the share capital or voting rights.

Your Executive Management proposes that you grant it the authority, for a period of thirty-eight months as from the date of this Meeting, to allot existing shares for no consideration. It is the Executive Management's responsibility to draw up a report on the transaction that it wishes to be authorised to undertake. Our responsibility is to inform you of our comments, if any, on the information provided to you on the proposed transaction.

In the absence of any professional standard applicable to this transaction, which arises from the provisions of laws dated 30 December 2004 and 30 December 2006, we have performed such procedures as we deemed necessary. These procedures entailed ascertaining that the proposed terms and conditions, as presented in the Executive Management's Report, comply with the provisions of the law.

We have no comment to make on the information provided in the Executive Management's Report on the proposed transaction.

Executed in Paris and Neuilly, 22 March 2007
The Statutory Auditors

Didier Kling & Associés
Didier Kling Christophe Bonte

Deloitte & Associés
David Dupont-Noel

Additional Legal Information

Change in Share Capital over the Past Three Years

Date	Transaction	Share capital after transaction	Number of shares after transaction	Par value	Share premium	Number of shares issued [I]/ cancelled [C]
13/01/2004	Capital increase of €124,384.41 for options exercised by employees between 1 July 2003 and 31 December 2003	€56,510,556.12	36,935,004	€1.53	€49.54	81,297 [I]
13/07/2004	Capital increase of €48,000.69 for options exercised by employees between 1 January 2004 and 30 June 2004	€56,558,556.81	36,966,377	€1.53	€49.54 €70.80	21,773 [I] 4,000 [I]
12/01/2005	Capital increase of €16,516.35 for options exercised by employees between 1 July 2004 and 31 December 2004	€56,575,073.16	36,977,172	€1.53	€49.54	10,795 [I]
15/05/2005	Capital reduction of €478,556.46 from cancellation of treasury stock	€56,096,516.70	36,664,390	€1.53		312,782 [C]
18/07/2005	Capital increase of €20,650.41 for options exercised by employees between 1 January 2005 and 30 June 2005	€56,117,167.11	36,677,887	€1.53	€49.54 €63.55	13,097 [I] 400 [I]
07/09/2005	Capital reduction of €584,553.33 from cancellation of treasury stock	€55,532,613.78	36,295,826	€1.53		382,061 [C]
09/01/2006	Capital increase of €58,182.84 for options exercised by employees between 1 July 2005 and 31 December 2005	€55,590,796.62	36,333,854	€1.53	€49.54 €63.55 €132.81	23,968 [I] 60 [I] 14,000 [I]
	Capital reduction of €130,865.49 from cancellation of treasury stock	€55,459,931.13	36,248,321	€1.53		85,533 [C]
03/04/2006	Capital increase of €28,213.20 for options exercised by employees between 1 January 2006 and 30 March 2006	€55,488,144.33	36,266,761	€1.53	€63.55 €70.80 €132.81 €154.75	1,940 [I] 1,000 [I] 3,000 [I] 12,500 [I]
06/06/2006	Three-for-one stock split Par value reduced from €1.53 to €0.51	€55,488,144.33	108,800,283	€0.51		N/A
10/07/2006	Capital reduction of €1,014,884.19 from cancellation of treasury stock	€54,473,260.14	106,810,314	€0.51		1,989,969 [C]
08/01/2007	Capital increase of €32,895 for options exercised by employees between 1 July 2006 and 31 December 2006	€54,506,155.14	106,874,814	€0.51	€52.04 €41.59	4,500 [I] 60,000 [I]

There has been no other change in share capital since 8 January 2007.

Share Price Trend over the Past Five Years*

2002

Month	Closing price (€) High	Closing price (€) Low	Closing price (€) Average	Average daily trading volume over the month
January	60.57	56.83	58.80	96,903
February	59.07	50.40	54.96	138,120
March	59.27	53.83	56.79	121,326
April	58.10	54.10	56.44	72,603
May	59.47	55.60	57.71	108,243
June	58.67	51.17	55.06	155,523
July	54.00	45.67	49.98	98,931
August	49.00	44.20	46.64	144,855
September	49.27	41.83	45.20	105,945
October	51.50	39.67	46.48	141,885
November	52.97	46.43	49.70	162,777
December	50.83	43.67	47.36	64,677

2003

Month	Closing price (€) High	Closing price (€) Low	Closing price (€) Average	Average daily trading volume over the month
January	49.00	41.67	44.38	69,027
February	44.67	36.73	41.63	159,216
March	44.00	34.20	39.43	102,297
April	42.23	37.50	40.02	98,997
May	44.67	40.33	42.32	175,359
June	44.73	40.37	42.67	137,361
July	43.67	40.47	42.10	98,640
August	48.30	39.90	43.24	167,322
September	49.00	43.47	46.31	145,002
October	49.80	43.83	47.57	110,307
November	53.17	49.10	51.70	122,868
December	52.50	48.50	50.93	70,107

2004

Month	Closing price (€) High	Closing price (€) Low	Closing price (€) Average	Average daily trading volume over the month
January	54.17	49.70	51.99	69,381
February	55.33	49.00	52.94	85,995
March	55.90	50.67	53.36	113,541
April	58.30	55.00	56.89	119,340
May	57.00	52.53	54.98	114,114
June	55.67	52.43	53.85	89,949
July	55.00	51.83	53.53	51,282
August	54.50	49.33	51.85	53,349
September	54.33	50.93	52.68	61,926
October	52.00	48.50	50.56	84,372
November	52.30	46.00	49.45	98,256
December	49.30	44.00	47.71	111,843

2005

Month	Closing price (€) High	Closing price (€) Low	Closing price (€) Average	Average daily trading volume over the month
January	51.43	47.03	48.55	81,159
February	54.93	49.33	52.70	108,264
March	54.97	50.53	53.38	108,234
April	52.43	48.57	50.72	98,094
May	53.17	48.67	51.42	96,750
June	56.33	52.10	54.91	202,503
July	57.73	52.37	56.13	82,503
August	57.50	52.10	54.46	139,662
September	66.13	57.73	61.86	225,249
October	65.93	59.47	62.31	147,309
November	66.63	61.70	63.97	207,168
December	71.63	64.73	68.55	125,403

2006

Month	Closing price (€) High	Closing price (€) Low	Closing price (€) Average	Average daily trading volume over the month
January	72.53	68.50	71.37	24,556
February	71.67	67.60	69.48	35,026
March	72.60	69.03	70.68	34,355
April	70.33	65.50	67.85	68,093
May	67.83	59.40	64.15	54,731
June	69.55	63.03	65.61	256,481
July	69.20	63.25	65.88	140,515
August	67.50	61.85	64.26	77,675
September	74.20	63.80	68.30	92,834
October	87.45	70.95	75.93	222,109
November	89.30	81.00	83.73	320,382
December	97.00	81.60	88.94	218,568

* Figures adjusted to reflect three-for-one stock split on 10 June 2006.

Resolutions Submitted to the Combined General Meeting of 5 June 2007

I - ORDINARY BUSINESS

First resolution

Approval of the financial statements
The Ordinary General Meeting, having heard the Management Report on the Company's operations and situation, the Supervisory Board's report and the Statutory Auditors' Report for the year ended 31 December 2006, approves the financial statements, the balance sheet and the notes thereto as presented, as well as the transactions they reflect.

Second resolution

Discharge
Consequently, the General Meeting gives the Executive Management final discharge for its management of the Company during the year commencing on 1 January 2006 and ending on 31 December 2006.

Third resolution

Appropriation of net income
The Ordinary General Meeting notes that net income for the year amounts to €225,632,644.41 and retained earnings, to €581,838,054.98, and approves the appropriation of these sums totalling €807,470,699.39, as proposed by the Supervisory Board:

- to the legal reserve: none, as the legal reserve amounts to one-tenth of the share capital;
- to the active partner under Article 26 of the Company's Articles of Association: €1,511,738.72;
- to shareholders holding shares existing at 31 December 2006: a dividend of €0.95 per share, totalling €101,531,073.30;
- to retained earnings, the balance of €704,427,887.37;
- total amount appropriated: €807,470,699.39.

The Ordinary General Meeting resolves that this dividend will become payable on 8 June 2007.
As Hermès International is not entitled to receive dividends for treasury shares, the corresponding sums will be transferred to retained earnings on the date the dividend becomes payable.
In accordance with Article 243 *bis* of the Code Général des Impôts, this dividend entitles shareholders who are natural persons and liable for income tax in France to a 40% tax allowance, as provided by Article 158-3 of the Code Général des Impôts.
In accordance with the provisions of Article 47 of law no. 65-566 of 12 July 1965, the General Meeting duly notes that dividends distributed to the shareholders in respect of the three previous financial years were as follows:

In euros

Year	2005	2004	2003
Dividends*	2.50	2.00	1.70
Amount eligible for tax allowance pursuant to Article 158-3 of the Code Général des Impôts	40%	50%	N/A

* Before three-for-one stock split on 10 June 2006.

Fourth resolution

Approval of the consolidated financial statements
The Ordinary General Meeting, having heard the Management Report on the Group's operations and situation, the Supervisory Board's Report and the Statutory Auditors' Report for the year ended 31 December 2006, approves the consolidated financial statements as presented, and showing consolidated net income of €268,448,564.39.

Fifth resolution

Approval of related-party agreements
The Ordinary General Meeting, having heard the Statutory Auditors' Special Report on related-party agreements covered by the combined provisions of Articles L 226-10 and Articles L 225-38 through L 225-43 of the Code de Commerce, approves the agreements entered into or carried out during the year ended 31 December 2006.

Sixth resolution

Purchase by the Company of its own shares
The General Meeting, acting under the quorum and majority requirements applicable to ordinary general meetings, having reviewed the Management Report, the special report on the Company's share buyback programme and the circular describing the programme filed with the Autorité des Marchés Financiers, resolves:

1) To terminate the share buyback programme approved by the Ordinary and Extraordinary General Meeting of 6 June 2006 under the sixth resolution;

2) To adopt the programme described below, and for this purpose:
• Authorises the Executive Management, with the option further to delegate this authority, in accordance with the provisions of Articles L 225-209 *et seq.* of the Code de Commerce, to buy shares in the Company, within the legal limit, while ensuring that the Company shall not at any time own more than 10% of its own share capital as of the date of this meeting;
• Resolves that the shares may be bought with a view to:
– ensuring that liquidity is provided for the shares on the equity market by an investment services provider under a contract that complies with the AFEI (French Association for Investment Firms) Code of Conduct recognised by the Autorité des Marchés Financiers,
– cancelling the shares, in order to increase the return on equity and earnings per share, and/or to neutralise the dilutive impact for shareholders resulting from capital increases, this purpose being contingent upon adoption of a special resolution to this effect by the Extraordinary General Meeting,
– retaining the shares, in order subsequently to transfer the shares in payment or in exchange for a takeover bid initiated by the Company,
– allotting the shares to authorised corporate executive officers and executive managers or employees of the Company or an affiliated company, by granting options to purchase the Company's shares in accordance with Articles L 225-179 *et seq.* of the Code de Commerce, or by granting bonus shares in accordance with Articles L 225-197-1 *et seq.* of the Code de Commerce or as part of the Company's employee profit sharing schemes or of a Company share ownership or savings plan;
– delivering the Company's shares for the exercise of rights attached to securities entitling the holders to the allotment of shares in the Company, either by conver-

sion, exercise, redemption or exchange, in accordance with stock market regulations;

• Resolves that the purchase price per share shall be no higher than two hundred (200) euros, excluding incidental expenses;

• Resolves, however, that the Executive Management may adjust the aforesaid purchase price in the event of: a change in the par value per share; a capital increase by capitalisation of reserves and allotment of bonus shares; a stock split or reverse split; a write-off or reduction of the share capital; distribution of reserves or other assets; and any other transactions applying to shareholders equity, to take into account the effect of such transactions on the value of the shares;

• Resolves that the maximum amount of funds that may be allocated to this share buyback programme shall be €650 million (six hundred fifty million euros);

• Resolves that the shares may be purchased by any means, including partially or entirely by purchase on the stock market, block purchase, off-market purchase, public offerings to buy or exchange shares, or by the use of options or derivatives (excluding the sale of puts), at such times as the Executive Management shall deem appropriate, including times of public offerings, within the limits defined by stock market regulations. The shares acquired pursuant to this authorisation may be retained, sold, or, more generally, transferred by any means, including by block sales and during times of public offerings;

• Grants full powers to the Executive Management, with the option further to delegate such powers:

- to effect all transactions; to determine the terms, conditions and procedures applicable thereto;
- to place all orders, either on or off market;
- to adjust the purchase price of the shares to take into account the effect of the aforesaid transactions on the value of the shares;
- to enter into all agreements, in particular for purposes of maintaining the stock transfer ledgers;
- to file all necessary reports with the Autorité des Marchés Financiers and any other relevant authority;
- to undertake all necessary formalities;

• Resolves that this authorisation is granted for a period expiring at the end of the Annual General Meeting convened to approve the financial statements for the year ended 31 December 2007 or eighteen months at most from the date of this Meeting.

Seventh resolution

Ratification of the appointment of Mr Robert Peugeot, who was co-opted as Supervisory Board Member

The General Meeting, acting under the quorum and majority requirements applicable to ordinary general meetings, hereby ratifies the appointment as Supervisory Board Member of the Company of Mr Robert Peugeot, who was co-opted by the Supervisory Board at its meeting of 24 January 2007, to replace Mr Jean-Claude Rouzaud, who resigned, for the remainder of his predecessor's term of office, that is, until the end of the annual general meeting convened to vote on the financial statements for the year ended 31 December 2007.

Eighth resolution

Appointment of new Alternate Auditor

The General Meeting, having duly noted that Mr Gérard Noël had resigned from his office as Alternate Auditor, hereby resolves to appoint Mrs Dominique Mahias to replace him as Alternate Auditor of the Company for the remainder of her predecessor's term of office, that is, until the end of the annual general meeting convened in 2011 to vote on the financial statements for the year ended 31 December 2010.

Ninth resolution

Powers

The Ordinary General Meeting confers full powers on any bearer of an extract or copy of these minutes recording its deliberations to carry out all legal publication or other formalities.

II - EXTRAORDINARY BUSINESS

Tenth resolution

Authorisation to cancel some or all of the shares purchased by the Company (Article L 225-209)

The General Meeting, acting under the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the Management Report and the Statutory Auditors' report, and in accordance with Article L 225-209 of the Code de Commerce, hereby authorises the Executive Management to cancel some or all of the shares acquired by the Company in connection with the share buyback programme covered by the sixth resolution submitted to the present meeting and/or pursuant to any authorisation granted by a past or future general meeting, on one or more occasions, up to a maximum of 10% of the share capital per period of twenty-four months.

The Meeting delegates to the Executive Management full powers:

– to arbitrate on any objections, to allocate the difference between the purchase price and the par value of the shares to whichever reserve account it sees fit, to record the reduction(s) in share capital resulting from the cancellation(s) authorised by the present resolution;

– to amend the Company's Articles of Association accordingly, and to undertake all necessary formalities.

This authorisation is granted to the Executive Management for a period of twenty four months. It supersedes the authorisation granted under the eighth resolution adopted by the Combined General Meeting of 6 June 2006 and cancels the unused portion of that authorisation.

Eleventh resolution

Delegation of authority to the Executive Management to increase the share capital by capitalisation of amounts in reserve, retained earnings or share premium accounts through bonus share issues and/or by increasing the par value of existing shares

The Extraordinary General Meeting, acting in accordance with Article L.225-129-2 of the Code de Commerce, having met the quorum and majority requirements for ordinary general meetings, and having reviewed the reports submitted by the Executive Management and the Supervisory Board:

1) Delegates to the Executive Management, under the supervision of the Company's Supervisory Board and the Management Board of the active partner Émile Hermès SARL, all powers for the purpose of carrying out a capital increase, on one or more occasions, at the times and in accordance with the terms and conditions it shall define, by the successive or simultaneous capitalisation of all or part of the amounts in the reserve, retained earnings or share premium accounts, to be effected by creating and allotting bonus shares or by increasing the par value of the shares or by a combination of these two procedures;

2) Resolves that in the event of a bonus share distribution, those shares to be allotted to existing shares entitled to double voting rights shall be entitled to this right as soon as they are issued;

3) Delegates to the Executive Management the power to decide that fractional rights shall not be negotiable and that the corresponding shares shall be sold; the proceeds from such sale shall be distributed to the holders of the rights no later than thirty days after the date on which the whole number of shares allotted has been registered in their account;

4) Resolves that the nominal amount of the capital increase, to be made immediately and/or in the future, resulting from all issues completed under the terms of this authorisation, is set at €5,450,000 combined for all the capital increases carried out under the terms of the authorisations granted by the twelfth and thirteenth resolutions;

5) Confers full powers on the Executive Management to determine the dates of the issues and procedures

associated therewith, to determine the price and the terms and conditions of the issues, to determine the amounts to be issued and, generally, to take all measures to ensure such issues are completed, to undertake all actions and accomplish all formalities necessary for the completion of the corresponding capital increase or increases, and to amend the Articles of Association accordingly;

6) Confers on the Executive Management all powers for purposes of applying for admission of the securities created under the terms of this resolution for trading on an organised exchange, wherever it shall deem it appropriate;

7) Resolves that this authority is valid for a term of twenty-six months as from the date of this meeting.

This authorisation cancels and supersedes any unused portion of the authorisation granted under the twenty-third resolution adopted by the combined general meeting of 2 June 2005, for the remainder of that authorisation's term.

Twelfth resolution

Delegation of authority to the Executive Management to issue negotiable securities giving entitlement to the share capital, with pre-emptive rights retained

The General Meeting, acting under the quorum and majority requirements applicable to extraordinary general meetings, and having reviewed the Management Report, the Supervisory Board's report and the Statutory Auditors' report, which have been prepared in accordance the law and with the provisions of Article L.225-129-2 and L 228-92 of the Code de Commerce:

1) Grants to the Executive Management, under the supervision of the Company's Supervisory Board and the Management Board of the active partner Émile Hermès SARL, all powers to undertake, on one or more occasions, at the times and in the proportions that it shall determine, both in France and in other countries:

a) capital increases by issuing new shares in the Company in consideration for cash or set-off against liquid claims due by the Company, with or without a premium;

b) issues of shares in the Company and any negotiable securities of any kind whatsoever, giving immediate and/or future entitlement to shares in the Company that confer the same rights as existing shares subject to their date of dividend ranking, in consideration for cash or set-off against liquid claims due by the Company;

2) Resolves that the amount of the capital increases to be carried out immediately and/or in the future pursuant to this resolution shall not exceed the nominal amount of €5,450,000, which is the combined ceiling for all capital increases carried out under the authorisations granted by the eleventh and thirteenth resolutions, or the equivalent amount in the event of an issue in a foreign currency or in any other currency unit established by reference to a basket of currencies, plus the nominal value of any additional shares to be issued to preserve the rights of the holders of securities giving entitlement to shares in the Company, in accordance with the law.

3) Further resolves that the nominal amount of any debt securities that may be issued under this grant of authority shall not exceed €5,450,000, which is the combined ceiling for all capital increases carried out under the authorisations granted by the eleventh and thirteenth resolutions, or the equivalent amount in the event of an issue in a foreign currency or in any other currency unit established by reference to a basket of currencies;

4) Resolves that in the event of a subscription offer, the shareholders may exercise their pre-emptive rights, under the conditions stipulated by law, to apply for securities in proportion to the number of shares they hold, it being understood that the Executive Management shall have the power to grant the shareholders a preferential right to subscribe to a higher number of shares than they are entitled to under their pre-emptive rights, and, in any event, up to the amount of their applications;

5) Resolves that if the shareholders' pre-emptive and, where applicable, preferential rights, are not taken up in their entirety, the Executive Management may make use of one and/or more of the following options, in the order that it shall determine, in accordance with Article L 225-134 of the Code de Commerce:

a) limit the transaction amount to applications received, providing that these amount to at least three-quarters of the securities issue;

b) freely allot all or part of the securities not applied for by the shareholders under their pre-emptive right or any preferential right;
c) offer for sale to the public all or part of the unsubscribed securities;
6) Resolves that the issuance of share purchase warrants pursuant to Article L. 228-91 of the Code de Commerce may be carried out either by an offer to subscribe under the terms and conditions set forth above, or by allotting them free of charge to the holders of existing shares;
In the event of warrants allotted for no consideration, the Executive Management shall have the power to decide that subscription rights giving rise to fractional shares shall not be negotiable and that the corresponding warrants shall be sold; the proceeds from such sales shall be distributed to the holders of the rights no later than 30 days after the date on which the whole number of warrants allotted has been registered in their account;
7) Duly notes and resolves, as necessary and if applicable, that the aforesaid grant of authority automatically entails a waiver by the Shareholders of their pre-emptive right to apply for shares in the Company that will be issued upon presentation of such securities in favour of the holders of negotiable securities giving future entitlement to shares in the Company;
8) Resolves that the amount collected or to be collected by the Company for each share issued under the terms of this grant of authority shall, after deducting the issue price of stand-alone share purchase warrants in the event of an issue of such warrants:
a) be at least equal to 80% of the average of the first quoted prices of the existing shares on the market on which the Company's shares are traded over ten trading days chosen from the twenty days preceding the start of the issue of securities in question, after adjusting this average to take account of the date of ranking for dividend, if applicable; and
b) in any event, be no less than the par value of the share;
9) Resolves that, having reviewed the Executive Management's report, in the event of an issue of securities giving entitlement to the share capital, the subscription price of such securities shall be determined by the Executive Management based on the value of the Company's share as defined in paragraph 8 above;
10) Grants the Executive Management all powers for purposes of implementing the present grant of authority, and in particular to determine the dates of the issues, their terms and conditions, the form and attributes of the securities to be issued, the issue price and conditions, the amounts to be issued, the dividend entitlement date, which may be retroactive, of the securities to be issued and the conditions for their redemption if applicable, to suspend if applicable the exercise of rights to the allotment of shares attached to the negotiable securities to be issued for a period not to exceed three months, to determine the terms and conditions in accordance with which any rights of the holders of the negotiable securities giving future entitlement to the share capital will be preserved in accordance with applicable laws and regulations, to allocate incidental expenses incurred in connection with the issues to the share premium account or accounts, and, in general, to take all measures and enter into all agreements necessary to finalise the issues and duly to record the capital increase or capital increases resulting from any issue carried out pursuant to this grant of authority, and to amend the Articles of Association accordingly;
11) Resolves that in the event of an issue of debt securities, the Executive Management shall have all powers, in particular to decide whether or not such securities shall be subordinated, to set their interest rate, their term to maturity, the conditions of their redemption at a fixed or variable price, with or without a premium, the terms and conditions for their amortisation as a function of market conditions and the conditions under which such securities shall give access to shares in the Company;
12) Resolves that the Executive Management may also allocate the incidental expenses incurred in connection with the issues of shares and negotiable securities to the share premium account associated with capital increases, and to draw from this account the sums needed to increase the legal reserve to one-tenth of the amount of capital arising from such increases;
13) Confers on the Executive Management all powers for purposes of applying for admission of the securities created under the terms of this resolution for trading on an organised exchange, wherever it shall deem it appropriate;
14) Resolves that this authority is valid for a term of twenty-six months as from the date of this meeting;
This authorisation supersedes the authorisation granted under the twenty-fourth resolution adopted by the Combined General Meeting of 2 June 2005 and cancels the unused portion of that authorisation.

Thirteenth resolution

Delegation of authority to the Executive Management to issue negotiable securities giving entitlement to shares in the Company, with a waiver of pre-emptive rights but with a priority subscription period

The General Meeting, acting under the quorum and majority requirements applicable to extraordinary general meetings, and having reviewed the Management Report, the Supervisory Board's report and the Statutory Auditors' Report, which have been prepared in accordance the law and with the provisions of Articles L.225-129-2, L 225-135 and L 228-92 of the Code de Commerce:

1) Delegations to the Executive Management, under the supervision of the Company's Supervisory Board and the Management Board of the active partner Émile Hermès SARL, all powers to issue, on one or more occasions, at the times and in the proportions it shall determine, in France and in other countries:

a) new shares in the Company in consideration for cash or set-off against liquid claims due by the Company, with or without a premium;

b) any negotiable securities of any kind whatsoever, that are compatible with legal provisions, including if such securities are issued pursuant to Article L 228-92 of the Code de Commerce, giving immediate and/or future entitlement to shares in the Company, which may be subscribed for cash or set-off of liquid claims due by the Company;

2) Resolves, as part of this grant of authority, to waive the shareholders' pre-emptive rights to the negotiable securities to be issued, it being understood that the Executive Management may confer on the shareholders an option to subscribe for all or part of the issue during a priority period, under the terms and conditions and during a period it shall determine. This priority subscription period shall not give rise to the creation of negotiable rights; however, if the Executive Management deems this appropriate, it may be exercisable under their pre-emptive right or any preferential right. The securities that are not subscribed for by shareholders exercising their pre-emptive rights shall be offered for sale to the public;

3) Resolves that the amount of capital increases that may be effected immediately and/or in the future under the above grant of authority shall not exceed €5,450,000, which is the combined ceiling for all capital increases carried out under the authorisations granted by the eleventh and twelfth resolutions, or the equivalent amount in the event of an issue in a foreign currency or in any other currency unit established by reference to a basket of currencies, plus the nominal value of any additional shares to be issued to preserve the rights of the holders of negotiable securities giving entitlement to shares in the Company, in accordance with the law.

4) Resolves that the maximum nominal amount of the debt securities issued in this manner shall not exceed €5,450,000, which is the combined ceiling for all capital increases carried out under the authorisations granted by the eleventh and twelfth resolutions, or the equivalent amount as of the date on which the decision to carry out the issue is made, it being specified that this amount shall remain valid only until the next ordinary general meeting, and that this ceiling includes all of the debt securities that are authorised to be issued under this resolution and the foregoing resolutions, but does not include the amount of debt securities to be issued under the terms of a future authorisation granted by an ordinary general meeting of shareholders. The term of the notes shall not exceed twenty years. They may carry interest at a fixed and/or variable rate, with or without capitalisation, and may be redeemed with or without a premium, or may be amortised; in addition, the securities may be purchased by the Company on the stock market or acquired through an offer of exchange;

5) Duly notes that the above authorisation automatically entails the shareholders' waiver, in favour of the holders of negotiable securities giving future entitlement to shares in the Company, of their pre-emptive right to subscribe to shares of the Company's capital that will be issued upon presentation of such negotiable securities and, consequently, resolves to waive the shareholders' pre-emptive rights to the shares issued as a result of the conversion of bonds or the exercise of warrants;

6) Resolves that, in the event of an immediate or future issue of shares for cash, the issue price for each of the shares issued under the terms of this authorisation shall be at least equal to the weighted average share price on the stock exchange during the last three trading days preceding the date on which the price is fixed,

less the discount provided by applicable laws and regulations.

The issue price of the securities giving access to the share capital shall be such that the amount received immediately by the Company plus any amount that it is liable to receive subsequently will, for each share issued as a result of the issuance of such other securities, be at least equal to the issue price defined in the foregoing paragraph;

7) Resolves that the Executive Management may also allocate the incidental expenses incurred in connection with the share issues to the share premium account associated with capital increases, to draw from this account the sums needed to increase the legal reserve to one-tenth of the amount of capital arising from such increases, to suspend the exercise of rights to allotment of shares attached to the negotiable securities to be issued for a period not to exceed three months, and, in general, to take all measures and enter into all agreements necessary to finalise the issues and duly to record the capital increase or capital increases resulting from any issue undertaken in application of this authorisation, and to amend the Articles of Association accordingly;

8) Resolves that in the event of an issue of debt securities, the Executive Management shall have all powers, in particular to decide whether or not such securities shall be subordinated, to set their interest rate, their term to maturity, the conditions of their redemption at a fixed or variable price, with or without a premium, the terms and conditions for their amortisation as a function of market conditions and the conditions under which such securities shall give entitlement to shares in the Company;

9) Confers on the Executive Management all powers for purposes of applying for admission of the securities created under the terms of this resolution for trading on an organised exchange, wherever it shall deem it appropriate;

10) Resolves that this authority is valid for a term of twenty-six months as from the date of this meeting;

This authorisation supersedes the authorisation granted under the twenty-fifth resolution adopted by the Combined General Meeting of 2 June 2005 and cancels the unused portion of that authorisation.

Fourteenth resolution

Delegation of authority to the Executive Management to carry out capital increases reserved for employees

The General Meeting, acting under the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the Management Report and the Statutory Auditors' report, and in accordance with the provisions of Article L 443-1 *et seq.* of the Code du Travail pertaining to employee stock ownership and of Article L 225-138 of the Code de Commerce:

1) Delegates to the Executive Management, under the supervision of the Company's Supervisory Board and of the Management Board of the active partner Émile Hermès SARL, all powers to carry out a capital increase, on one or more occasions, by issuing new shares reserved for some or all of the employees and corporate executive officers and executive managers of Hermès International and companies or groups affiliated with Hermès International under the conditions set forth in Article L 225-180 of the Code de Commerce, providing that such employees belong to a corporate share savings scheme of one and/or another of these companies.

The maximum number of ordinary shares that may be issued under the terms of this authorisation shall not exceed 1% of the number of ordinary shares in the Company outstanding at the time the decision is made to carry out the capital increase.

This authorisation automatically entails the shareholders' waiver, in favour of the employees belonging to the corporate share savings scheme(s) for which this issue is reserved, of their pre-emptive right to subscribe to any newly created shares.

This authorisation is valid for a period of twenty-six months from the date of this Meeting;

2) Resolves that the ceiling of this authorisation is independent and separate and that the amount of any capital increases resulting therefrom shall not count against the €5,450,000 combined ceiling for all capital

increases carried out under the authorisations granted under the eleventh, twelfth and thirteenth resolutions;

3) Grants all necessary powers to the Executive Management:

– to fix the subscription price, it being understood that the subscription price of the shares issued may not be more than the average price quoted on the stock exchange during the twenty trading days preceding the date of the decision by the Executive Management setting the opening date of the issue, nor more than 20% lower than this average;

– to determine the conditions required to participate in the offer, and in particular those pertaining to employee length of service and the time allotted to the employees to exercise their rights, together with the other terms and conditions applicable to the capital increase;

– to undertake or arrange for undertaking all necessary actions and formalities for purposes of finalising the capital increase or increases to be carried out pursuant to this resolution;

– to amend the Articles of Association accordingly, and, in general, to do all that is necessary.

This authorisation supersedes the authorisations granted under the twenty-sixth resolution adopted by the Combined General Meeting of 2 June 2005 and the twelfth resolution adopted by the Combined General Meeting of 6 June 2006 and cancels the unused portion of those authorisations.

Fifteenth resolution

Authorisation to the Executive Management to allot ordinary shares in the Company for no consideration

The General Meeting, acting under the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the Management Report, the Statutory Auditors' report and the Supervisory Board's Report, and in accordance with the provisions of Article L 225-197-1 *et seq.* of the Code de Commerce:

– Authorises the Executive Management to grant bonus shares to some or all employees and/or corporate or executive officers of Hermès International or in companies in which it directly or indirectly holds at least 10% of the share capital or voting rights, by allotting existing ordinary shares of the Company for no consideration. The existing shares that may be allotted pursuant to this resolution must have been purchased by the Company either in accordance with Article L 225-208 of the Code de Commerce, or as part of any share buyback programme authorised by the sixth resolution submitted to this Meeting under the terms of Article L 225-209 of the Code de Commerce or any share buyback programme applicable previously or in the future;

– Resolves that the Executive Management shall determine the identity of the beneficiaries or the categories of beneficiaries of the bonus shares as well as the conditions and any criteria applying to allotment of the shares;

– Resolves that the Executive Management shall determine the dates on which the bonus shares will be allotted, within the conditions and limitations stipulated by law;

– Resolves that the total number of ordinary shares allotted for no consideration under the terms of this authorisation shall not be such that the total number of bonus shares allotted pursuant to this resolution and the total number of share purchase options granted and not yet exercised amounts to more than 2% of the total number of ordinary shares in the Company as of the date on which the bonus shares are allotted;

– Resolves that the Executive Management shall determine, for each allotment, the period at the end of which the ordinary shares shall be fully vested, which shall not be less than two years, unless new provisions of the law reducing the minimum vesting period were to be enacted, in which case the Executive Management would be authorised to reduce the said vesting period; however, in the event of the beneficiary's death, his or her heirs may request that the shares be allotted within six months after the date of death; furthermore, the shares will be allotted before the end of this period in the event that the beneficiary should become disabled, if such disability falls within the second or third of the categories defined by Article L 341-4 of the Code de Sécurité Sociale;

– Resolves that at the time of each allotment, the Executive Management shall fix the period during which the beneficiaries must hold the shares and that this holding period shall not be less than two years

from the date on which the shares are fully vested, for beneficiaries who are employees of French subsidiaries, and that the Executive Management may waive the said holding period for beneficiaries who are employees of foreign subsidiaries providing that the vesting period indicated in the preceding paragraph is at least four years; however, the shares shall be freely assignable in the case of the beneficiary's death, or should the beneficiary become disabled, if such disability falls within the second or third of the categories defined by Article L 341-4 of the Code de Sécurité Sociale;

– Authorises the Executive Management to determine any applicable conditions and criteria for allotment of the shares, including but not limited to the number of years of service, conditions with respect to maintaining employment or the term of office during the vesting period, and any other financial condition or condition relating to individual or collective performance;

– Authorises the Executive Management to record the bonus shares allotted in a registered account in the name of their owner, showing any lock-up period over the full duration of such period;

– Authorises the Executive Management to undertake, during the period of acquisition of the allotted shares, any adjustments needed to take into consideration the effect of transactions affecting the Company's share capital and, more specifically, to determine the conditions under which the number of ordinary shares allotted will be adjusted;

– More generally, grants all powers to the Executive Management, with the option further to delegate such powers as provided by law, to enter into all agreements, to draw up all documents, to undertake all formalities, and to undertake all filings with all relevant organisations, and, in general, to do all that is necessary.

The period during which the Executive Management may use this authorisation, on one or more occasions, is thirty-eight (38) months from the date of this Meeting. Each year, the Executive Management will report to the General Meeting on the number of shares allotted pursuant to this resolution under the conditions provided by law, and more particularly, by Article L 225-197-4 of the Code de Commerce.

This authorisation supersedes the authorisation granted under the tenth resolution adopted by the Combined General Meeting of 6 June 2006 and cancels the unused portion of that authorisation.

Sixteenth resolution

Amendments to the Articles of Association

The Extraordinary General Meeting, having heard the Management Report and the Supervisory Board's report, resolves to approve the text of the new Articles of Association that will govern the Company as from the end of this Meeting, a copy of which is appended hereto and will be appended to the minutes of the meeting. This resolution is contingent upon the prior approval of such amendments by the partners of Émile Hermès SARL.

Seventeenth resolution

Powers

The Extraordinary General Meeting confers full powers on any bearer of an extract or copy of these minutes recording its deliberations to carry out all legal publication or other formalities.

Proposed Articles of Association Submitted to the Combined General Meeting of 5 June 2007 (changes shown in markup format)

1 - FORM

The Company is a *société en commandite par actions* (partnership limited by shares) between:

• its limited partners, and

• its active partner, Émile Hermès SARL, with registered offices located at 23 rue Boissy-d'Anglas in Paris (75008).

The Company is governed by the laws and regulations applicable to *sociétés en commandite par actions* and by these Articles of Association.

2 - PURPOSE

The Company's purpose, in France and in other countries, is:

• to acquire, hold, manage, and potentially to sell direct or indirect equity interests in any legal entity engaged in the creation, production and/or sale of quality products and/or services, and, in particular, in companies belonging to the Hermès Group;

• to provide guidance to the group it controls, in particular by providing technical assistance services in the legal, financial, corporate, and administrative areas;

• to develop, manage and defend all rights it holds to trademarks, patents, designs, models, and other intellectual or industrial property, and in this respect, to acquire, sell or license such rights;

• to participate in promoting the products and/or services distributed by the Hermès Group;

• to purchase, sell and manage all property and rights needed for the Hermès Group's business operations and/or for asset and cash management purposes;

• more generally, to engage in any business transaction of any kind whatsoever in furtherance of the corporate purpose.

3 - COMPANY NAME

The Company's name is "Hermès International".

4 - REGISTERED OFFICE

The Company's registered office is located at 24 rue du Faubourg-Saint-Honoré, 75008 Paris, France.

It may be transferred:

• to any other location in the same *département*, by a decision of the Executive Management, subject to ratification of such decision at the next Ordinary General Meeting; and

• to any other location, by a decision of the Extraordinary General Meeting.

5 - DURATION

The Company will be dissolved automatically on 31 December 2090, unless it is dissolved previously or unless its duration is extended.

6 - SHARE CAPITAL - CONTRIBUTIONS

6.1 - The authorised share capital is ***€54,506,155.14***. It is made up of ***106,874,814*** shares, all of them fully paid, which are apportioned among the shareholders in proportion to their rights in the Company.

6.2 - The active partner, Émile Hermès SARL, has transferred its business know-how to the Company, in consideration for its share of the profits.

7 - CAPITAL INCREASES AND REDUCTIONS

7.1 - The share capital may be increased either by the issuance of ordinary shares or preference shares, or by increasing the par value of existing equity securities.

7.2 - The General Meeting, voting in accordance with the quorum and majority requirements stipulated by law, has the authority to decide to increase the share capital.

It may delegate this authority to the Executive Management.

The General Meeting that decides to effect a capital increase may also delegate the power to determine the terms and conditions of the issue to the Executive Management.

7.3 - In the event of a capital increase effected by capitalisation of sums in the share premium, reserve or retained earnings accounts, the shares created to evidence the relevant capital increase shall be distributed only among the existing shareholders, in proportion to their rights to the share capital.

7.4 - In the event of a capital increase for cash, the existing share capital must first be fully paid up.

The shareholders have pre-emptive subscription rights, which may be waived under the conditions stipulated by law.

7.5 - Any contributions in kind or stipulation of special advantages made at the time of a capital increase are subject to the approval and verification procedures applicable to such contributions and instituted by law.

7.6 - The Extraordinary General Meeting of shareholders, or the Executive Management when granted special authority for this purpose, and subject to protecting the rights of creditors, may also decide to reduce the share capital. In no event shall such a capital reduction infringe upon the principle of equal treatment of shareholders.

7.7 - The Executive Management has all powers to amend the Articles of Association as a result of a capital increase or reduction and to undertake all formalities in connection therewith.

8 - PAYMENT FOR SHARES

8.1 - Payment in consideration for newly created shares may be made in cash, including by set-off against liquid claims due by the Company; by contributions in kind; by capitalisation of reserves, earnings or share premiums; or as the result of a merger or de-merger.

8.2 - Within the framework of resolutions adopted by the General Meeting, the Executive Chairman calls the funds required to pay for the shares.

Any late payment of amounts due for the shares shall automatically bear interest payable to the Company at the legal interest rate plus three percentage points, and no legal action or formal notice shall be required to collect such interest.

9 - FORM OF THE SHARES

9.1 - All shares issued by the Company are in registered form until they have been fully paid up. Fully-paid shares may be in registered or bearer form, at the shareholder's discretion. They are registered on a securities account under the terms and conditions provided by law.

9.2 - The Company may, at any time, in accordance with the applicable laws and regulations, request from the central custodian or any securities clearing organisation information to enable it to identify the owners of securities giving immediate or future rights to vote at general meetings, as well as the number of securities held by each such owner and any restrictions that may apply to the securities.

10 - TRANSFER OF SHARES

Shares are freely transferable. Transfers are effected under the terms and conditions provided by law.

11 - OWNERSHIP THRESHOLD DISCLOSURES

When the shares are admitted to trading on a regulated market or a financial instruments market that admits trading in shares registered on a securities account with an authorised intermediary under the conditions provided by Article L 211-4 of the Code Monétaire et Financier, any natural or legal person, acting alone or jointly, coming into possession, in any manner whatsoever, within the meaning of Articles L 233-7 *et seq.* of the Code de Commerce, of a number of shares representing 0.5% of the share capital and/or of the voting rights in general meetings, or any multiple of this percentage, at any time, even after moving beyond any of the legal thresholds covered by Article L 233-7 *et seq.* of the Code de Commerce, is required to disclose to the Company the total number of shares it owns by sending a notice by registered post, return receipt requested to the registered office within five days from the date it has moved beyond one of the aforesaid thresholds.

Such disclosure must also be made, under the same conditions as those provided above, whenever the percentage of share capital and/or voting rights held falls below one of the aforesaid thresholds.

In the event of failure to comply with the above requirements, the shares exceeding the threshold which is subject to disclosure shall be disqualified from voting.

In the event of an adjustment, the corresponding voting rights may be exercised only after expiration of the period stipulated by law and the applicable regulations.

Unless one of the thresholds covered by the aforesaid Article L 233-7 is exceeded, this sanction shall be applied only at the request of one or several shareholders individually or collectively holding at least 0.5% of the Company's share capital and/or voting rights and duly recorded in the minutes of the General Meeting.

12 - RIGHTS AND OBLIGATIONS ATTACHED TO THE SHARES

12.1 - The shares are indivisible with regard to the Company.

Co-owners of undivided shares must be represented with regard to the Company and at general meetings by one of them only or by a single representative; In the event of a disagreement, their representative shall be appointed by the Court at the request of the co-owner who takes the initiative to refer this matter to the Court.

12.2 - Each share shall give the holder the right to cast one vote at general meetings of shareholders.

However, double voting rights are allocated to:

- any fully-paid registered share which has been duly recorded on the books in the name of the same shareholder for a period of at least four years from the date of the first general meeting following the fourth anniversary of the date when the share was registered on the books; and

• any registered share allotted for no consideration to a shareholder, in the event of a capital increase effected by capitalisation of sums in the share premium, reserve or retained earnings accounts, in proportion to any existing shares which carry double voting rights.

Double voting rights are automatically eliminated under the conditions stipulated by law.

Voting rights attached to the shares are exercised by the bare owners at all general meetings (ordinary, extraordinary or special meetings), save for decisions regarding the appropriation of net income, in which case the beneficial owner shall exercise the voting rights.

12.3 - Each share gives the holder a right of ownership in the Company's assets, its profits, and any winding-up surplus, in proportion to the percentage of ownership it represents.

All shares are of equal par value and are identical in all respects, except with respect to the date on which they are eligible for the dividend.

12.4 - Ownership of a share automatically entails compliance with the Company's Articles of Association and with resolutions duly adopted by the General Meeting of shareholders.

12.5 - Whenever ownership of a certain number of shares is required in order to exercise any right whatsoever, owners of single shares, or with an insufficient number of shares, may only exercise such rights if they personally arrange to consolidate their shares, or arrange for the purchase or sale of a sufficient number of shares.

13 - DEATH, LEGAL PROHIBITION, PERSONAL BANKRUPTCY, INSOLVENCY, RECEIVERSHIP OR COMPULSORY LIQUIDATION OF A PARTNER

13.1 - Shareholders

The Company shall not be dissolved in case of the death, legal prohibition, or personal bankruptcy of a shareholder, or due to the initiation of insolvency, receivership or compulsory liquidation proceedings against that shareholder.

13.2 - Active partner

13.2.1 - In the event that an active partner should be prohibited by law from engaging in a business profession, or in the case of personal bankruptcy, or should insolvency, receivership or compulsory liquidation proceedings be initiated against him, such active partner shall automatically lose his status as active partner *ipso jure*; the Company shall not be dissolved.

Neither shall the Company be dissolved if an active partner who is a natural person and who was appointed Executive Chairman ceases to hold this office.

If, as a result of this loss of status, the Company no longer has any active partners, an extraordinary general meeting of shareholders must be called forthwith, either to appoint one or more new active partners, or to change the corporate form of the Company. Such change does not entail the creation of a new legal person.

If an active partner loses his status as such, he shall have the right to receive his share of the Company's profits, pro rated until the day such status is lost, in full settlement of all amounts due.

13.2.2 - The Company shall not be dissolved in the event of the death of an active partner. If, as a result of this death, the Company no longer has any active partners, an extraordinary general meeting of shareholders must be called forthwith, either to appoint one or more new active partners, or to change the corporate form of the Company. Such change does not entail the creation of a new legal person.

This also applies if the Company has only one active partner and if that active partner loses his status as such for any reason whatsoever.

The heirs, assigns or the surviving spouse, if any, of the deceased active partner shall have the right to receive the deceased active partner's share of the Company's profits, pro rated until the day such status is lost, in full settlement of all amounts due.

14 - RESPONSIBILITY AND POWERS OF THE ACTIVE PARTNER

14.1 - Active partners are jointly and severally liable for all the Company's debts, for an indefinite period of time.

14.2 - Each active partner has the power to appoint and revoke the appointment of any Executive Chairman, acting on the Supervisory Board's considered recommendation under the conditions provided in the article entitled "Executive Management".

Acting by unanimous consent, the active partners:

• on the Supervisory Board's recommendation:

– determine the Group's strategic options;

– determine the Group's consolidated operating and investment budgets; and

– decide on any proposal submitted to the General Meeting pertaining to the appropriation of share premiums, reserves or retained earnings;

• may formulate recommendations to the Executive Management on all issues of general interest for the Group;

• authorise any loans of Hermès International whenever the amount of such loans exceeds 10% of the amount of the consolidated net worth of the Hermès Group, as determined based on the consolidated financial statements drawn up from the latest approved accounts (the "net worth");

• authorise any sureties, endorsements or guarantees and any pledges of collateral and encumbrances on the Company's property, whenever the claims guaranteed amount to more than 10% of the net worth;

• authorise the creation of any company or the acquisition of an interest in any commercial, industrial, financial, movable or immovable property, or any other operation, in any form whatsoever, whenever the amount of the investment in question amounts to more than 10% of the net worth.

14.3 - In order to maintain its status of active partner, and failing which it will automatically lose such status *ipso jure*, Émile Hermès SARL must maintain in its Articles of Association clauses, in their original wording or in any new wording as may be approved by the Supervisory Board of the present Company by a three-quarters majority of the votes of members present or represented, stipulating the following:

• the legal form of Émile Hermès SARL is that of a *société à responsabilité limitée à capital variable* (limited company with variable capital);

• the exclusive purpose of Émile Hermès SARL is:

– to serve as active partner and, if applicable, as Executive Chairman of Hermès International;

– potentially to own an equity interest in Hermès International; and

– to carry out all transactions in view of pursuing and accomplishing these activities and to ascertain that any liquid assets it may hold are appropriately managed;

• only the following may be partners in the Company:

– descendants of Mr Émile-Maurice Hermès and his wife, *née* Julie Hollande; and

– their spouses, but only as beneficial owners of the shares; and

• each partner of Émile Hermès SARL must have deposited, or arrange to have deposited, shares in the present Company in the corporate accounts of Émile Hermès SARL in order to be a partner of this Company.

14.4 - Any active partner who is a natural person and who has been appointed to the office of Executive Chairman shall automatically lose his status as active partner immediately upon termination of his office of Executive Chairman for any reason whatsoever.

14.5 - All decisions of the active partners are recorded in minutes, which are entered in a special register.

15 - EXECUTIVE MANAGEMENT

15.1 - The Company is administered by one or two Executive Chairman or Chairmen, who may be but are not required to be active partners in the Company. If there are two Executive Chairmen, any provision of these Articles of Association mentioning "the Executive Chairman" shall apply to each Executive Chairman. The Executive Chairmen may act jointly or separately. The Executive Chairman may be a natural person or a legal person, which may be but is not required to be an active partner.

15.2 - The Executive Chairmen's term of office is open-ended.

During the Company's lifetime, the power to appoint an Executive Chairman is exclusively reserved for the active partners, acting on the Supervisory Board's recommendation. Each active partner may act separately in this respect.

15.3 - The appointment of an Executive Chairman is terminated in case of death, disability, legal prohibition, or due to the initiation of insolvency, receivership or compulsory liquidation proceedings against that Executive Chairman; if the appointment is revoked; if the Executive Chairman resigns; or when the Executive Chairman reaches 75 years of age.

The Company shall not be dissolved if an Executive Chairman's appointment is terminated for any reason whatsoever.

An Executive Chairman who wishes to resign must notify the active partners and the Supervisory Board thereof at least six months in advance, by registered post, unless each of the active partners, after soliciting the opinion of the Supervisory Board, has agreed to reduce this notice period.

An Executive Chairman's appointment can be revoked only by an active partner, acting on the Supervisory Board's considered recommendation. In the event that the Supervisory Board recommends against revocation, the active partner in question must suspend its decision for a period of at least six months. At the end of this period, if it persists in its wish to revoke the appointment of the Executive Chairman in question, that active partner must again solicit the opinion of the Supervisory Board, and once it has obtained a favourable recommendation from

the Board, it may revoke the appointment of that Executive Chairman.

16 - POWERS OF THE EXECUTIVE MANAGEMENT

16.1 - Relationships with third parties

Each Executive Chairman is invested with the broadest of powers to act on the Company's behalf, in all circumstances. Each Executive Chairman shall exercise these powers within the scope of the corporate purpose and subject to those powers expressly granted by law to the Supervisory Board and to General Meetings of shareholders.

16.2 - Relationships among the partners

In relationships among partners, the Executive Management holds the broadest of powers to undertake all management acts, but only if such acts are in the Company's interests and subject to those powers granted to the active partners and to the Supervisory Board by these Articles of Association.

16.3 - Delegations of powers

The Executive Chairman may, under his responsibility, delegate all powers as he sees fit and as required for the proper operation of the Company and its group.

He may issue a limited or unlimited blanket delegation of powers to one or more executives of the Company, who then take on the title of Managing Director.

17 - REMUNERATION OF THE EXECUTIVE MANAGEMENT

The Executive Chairman (or, where there is more than one, each Executive Chairman) shall have the right to receive remuneration fixed by the Articles of Association and, potentially, additional remuneration, the maximum amount of which shall be determined by the Ordinary General Meeting, with the approval of the active partner or, if there are several active partners, with their unanimous approval.

Under the terms of the Articles of Association, the gross annual remuneration of the Executive Chairman (or, where there is more than one, of each Executive Chairman) for the year shall not be more than 0.20% of the Company's consolidated income before tax for the previous financial year.

However, if there are more than two Executive Chairmen, the combined total gross annual remuneration of all Executive Chairmen shall not be more than 0.40% of the Company's consolidated income before tax for the previous financial year.

Within the maximum amounts set forth herein, the Management Board of the active partner Émile Hermès SARL shall determine the effective amount of the annual remuneration of the Executive Chairman (or, where there is more than one, of each Executive Chairman).

18 - SUPERVISORY BOARD

18.1 - The Company is governed by a Supervisory Board consisting of three to fifteen members selected from among shareholders who are not active partners, legal representatives of an active partner, or Executive Chairmen. When appointments to the Supervisory Board come up for renewal, the number of Supervisory Board members is fixed by a decision adopted by the active partners by unanimous vote.

Supervisory Board members may be natural persons or legal entities.

At the time of their appointment, Supervisory Board members that are legal entities must designate a permanent representative who is subject to the same terms, conditions and obligations and incurs the same liabilities as if he were a Supervisory Board member in his own name, without prejudice to the joint and several liability of the legal entity he represents. The permanent representative serves for the same term of office as the legal entity he represents.

If the legal entity revokes its representative's appointment, it is required to notify the Company thereof forthwith by registered post, and to state the identity of its new permanent representative. This requirement also applies in the event that the permanent representative should die, resign, or become incapacitated for an extended period of time.

18.2 - Supervisory Board members are appointed or reappointed by the Ordinary General Meeting of shareholders. The active partners may, at any time, propose that one or more new Supervisory Board members be nominated.

All Supervisory Board appointments are renewed every three years during the Annual General Meeting. All appointments, whether to replace a Supervisory Board member or otherwise, are made for a term ending on the date on which all Supervisory Board appointments are to be renewed.

18.3 - No person over the age of seventy-five shall be appointed to the Supervisory Board if, as a result of such appointment, more than one-third of the Board members would be over that age.

18.4 - The appointments of Supervisory Board members can be revoked by a resolution adopted by the

Ordinary General Meeting only for cause, on the joint recommendation of the active partners, acting by unanimous consent, and the Supervisory Board.

18.5 - In the event of a vacancy or vacancies caused by the death or resignation of one or more Supervisory Board members, the Supervisory Board may appoint an interim replacement member within three months as from the effective date of the vacancy.

However, if no more than two Supervisory Board members remain in office, the member or members in office, or, in his or their absence, the Executive Chairman, or in his absence, the statutory auditor or auditors, shall immediately call an Ordinary General Meeting of shareholders for the purpose of filling the vacancies to bring the number of Board members up to the required minimum.

19 - DELIBERATIONS OF THE SUPERVISORY BOARD

19.1 - The Supervisory Board elects a Chairman, who is a natural person, and two Vice-Chairmen, from among its members.

It appoints a secretary who may be but is not required to be a Supervisory Board member.

If the Chairman is absent, the older of the two Vice-Chairman acts as Chairman.

19.2 - The Supervisory Board meets when convened by its Chairman or by the Executive Management, whenever required for the Company's best interest but no less than twice per year, at the Company's registered office or at any other place specified in the notice of meeting.

Notices are served by any means providing legally valid proof in business matters, at least seven business days before the meeting. This period of time may be shortened by unanimous consent of the Chairman or a Vice-Chairman of the Supervisory Board, the active partners and the Executive Management.

Any member of the Supervisory Board may give a proxy to one of his colleagues to represent him at a Board meeting, by any means providing legally valid proof in business matters. Each member may hold only one proxy during a given meeting. These provisions are applicable to the permanent representative of a legal entity that is a member of the Supervisory Board.

The Supervisory Board is duly convened only if a quorum consisting of at least half of its members is present or represented.

Resolutions are adopted by a majority of the votes of members present or represented. However, the Supervisory Board must approve or reject any proposed new wording of certain clauses of the Articles of Association of Émile Hermès SARL by a three-quarters majority of members present or represented, in accordance with the stipulations of the article entitled "Responsibilities and Powers of the Active Partners".

Supervisory Board members who participate in the meeting by videoconferencing or telecommunications means that enable them to be identified and effectively to participate in the meeting through the use of technology providing for continuous and simultaneous transmission of discussions are deemed to be present for purposes of calculating the quorum and majority, except at Supervisory Board meetings convened for the review and verification of the annual report and consolidated and parent company financial statements. The Supervisory Board defines the conditions and procedures for using videoconferencing or other telecommunications means when applicable.

The Executive Management must be convened to Supervisory Board meetings and may attend such meetings, but it does not have the right to participate in the discussion and to vote.

19.3 - The deliberations of the Supervisory Board are recorded in minutes, which are entered in a special initialled register and signed by the Chairman and the secretary.

20 - POWERS OF THE SUPERVISORY BOARD

20.1 - The Supervisory Board exercises ongoing control over the Company's management.

For this purpose, it has the same powers as the Statutory Auditors and receives the same documents as the Auditors, at the same time as the Auditors. In addition, the Executive Management must submit to a detailed report the Supervisory Board on the Company's operations at least once a year.

20.2 - The Supervisory Board submits to the active partners for their consideration its considered recommendation:

- on the nomination of any Executive Chairman of the Company; and
- in case of the Executive Chairman's resignation, on reducing the notice period.

20.3 - Each year, the Supervisory Board determines the proposed appropriation of net income to be submitted to the General Meeting.

20.4 - The Supervisory Board approves or rejects any proposed new wording of certain clauses of the Articles of Association of Émile Hermès SARL in accor-

dance with the stipulations of the article entitled "Responsibilities and Powers of the Active Partners".

20.5 - The active partners must consult the Supervisory Board prior to taking any decisions concerning:

- strategic options;
- consolidated operating and investment budgets; and
- any proposal submitted to the General Meeting pertaining to the appropriation of share premiums, reserves or retained earnings.

20.6 - Each year, the Supervisory Board presents a report to the annual Ordinary General Meeting of shareholders in which it comments on the Company's management and draws attention to any inconsistencies or inaccuracies identified in the financial statements for the year.

This report, together with the Company's balance sheet and a list of its assets and liabilities, is made available to the shareholders and may be consulted at the Company's registered office as from the date of the notice of the General Meeting.

The Supervisory Board may convene a general meeting of shareholders whenever it deems this appropriate.

The functions exercised by the Supervisory Board do not entail any interference with the Executive Management, or any liability arising from the management's actions or from the results of such actions.

21 - JOINT COUNCIL OF THE SUPERVISORY BOARD AND MANAGEMENT BOARD OF THE ACTIVE PARTNER

21.1 - The Executive Management of the Company or the Chairman of the Company's Supervisory Board shall convene a joint council meeting of the Supervisory Board and of the active partners whenever they deem it appropriate; for purposes of this council, Émile Hermès SARL is represented by its Management Board.

Notices are served by any means providing legally valid proof in business matters, at least seven business days before the meeting. This period of time may be shortened by unanimous consent of the Chairman or a Vice-Chairman of the Supervisory Board and the Executive Chairman.

21.2 - The joint council meets at the place indicated in the notice of meeting. It is chaired by the Chairman of the Company's Supervisory Board, or, in his absence, by one of the Vice-Chairmen of the Company's Supervisory Board, or, in their absence, by the oldest Supervisory Board member present. The Executive Chairman or, if the Executive Chairman is a legal entity, its legal representative or representatives, are convened to meetings of the joint council.

21.3 - The joint council has knowledge of all matters that it addresses or that are submitted thereto by the party who convened the conference, but does not, in the decision-making process, have the right to act as a substitute for those bodies to which such powers are ascribed by law or by the Articles of Association of the Company and of the active partner that is a legal entity.

At their discretion, the Supervisory Board and active partners may make all decisions or issue all recommendations within their jurisdiction in a joint council meeting.

22 - REMUNERATION OF THE SUPERVISORY BOARD

Supervisory Board members may receive, as director's fees, a fixed sum per year, the amount of which is determined by the Ordinary General Meeting of shareholders, until such time as a new resolution is adopted by the Meeting.

The Board apportions Directors' fees among its members as it sees fit.

23 - STATUTORY AUDITORS

The Company's financial statements are audited by one or more statutory auditors, under the terms and conditions provided by law.

24 - GENERAL MEETINGS OF SHAREHOLDERS

24.1 - General meetings are convened under the conditions laid down by law.

They are held at the registered office or at any other place specified in the notice of meeting.

24.2 - The right to participate in general meetings is subordinated to registered shares being entered in the Company's register or bearer shares being registered in a securities account opened with an authorised financial intermediary, no later than three business days before the date of the meeting (before 12:00 a.m., Paris time). ~~the shareholder's registration in the Company's books or by the shareholder's filing, at the place specified in the notice of meeting, the certificate evidencing.~~

Shareholders owning bearer shares must obtain an admittance certificate from the authorised financial intermediary evidencing the registration of their shares, which is attached to the postal vote or proxy form.

Shareholders may vote by mail or by proxy; postal vote and proxy forms must be received by the Company no later than three days before the date of the meeting. the unavailability of his bearer shares, at least three business days before the date of the meeting.

All proxies must also be filed at the same place, within the same period of time.

Persons invited by the Executive Management or by the Chairman of the Supervisory Board may also attend general meetings.

The active partners may attend general meetings of shareholders. Active partners that are legal entities are represented by a legal representative or by any person, shareholder or otherwise, designated thereby.

24.3 - General meetings are chaired by the Chairman of the Supervisory Board or, in his absence, by one of the Vice-Chairmen of the Board, or in their absence, by the Executive Chairman.

24.4 - The ordinary and extraordinary general meetings, duly convened in accordance with the conditions specified by law, carry out their responsibilities in accordance with the law.

24.5 - Except for resolutions pertaining to the nomination and revocation of Supervisory Board members, the nomination and revocation of the Statutory Auditors, the appropriation of net income for the year and the approval of related-party agreements that are subject to shareholders' approval, no resolution adopted by the general meeting shall be valid unless it is approved by the active partners no later than at the end of the general meeting that voted on the relevant resolution.

The Company's Executive Management has all powers duly to record such approval.

25 - FINANCIAL YEAR

Each financial year consists of twelve months, commencing on 1 January and ending on 31 December.

26 - APPROPRIATION AND DISTRIBUTION OF PROFITS

The General Meeting approves the financial statements for the past year and duly notes the amount of distributable profits.

The Company pays 0.67% of the distributable profits to the active partners, at the time and place designated by the Executive Management, within nine months at most after the end of the financial year. The active partners distribute this sum amongst themselves as they see fit.

The remaining distributable profits revert to the shareholders. Their appropriation is decided by the Ordinary General Meeting, on the Supervisory Board's recommendation.

On the Supervisory Board's recommendation, the General Meeting may grant to each shareholder an option to receive payment for all or part of the dividend or interim dividend in cash or in shares, under the conditions laid down by law.

On the Supervisory Board's recommendation, the General Meeting may decide to draw from the balance of profits reverting to the shareholders the sums it deems appropriate to be allocated to shareholders' retained earnings or to be appropriated to one or more extraordinary, general or special reserve funds, which do not bear interest, and to which the active partners as such have no rights.

On the unanimous recommendation of the active partners, the reserve fund or funds may, subject to approval by the Ordinary General Meeting, be distributed to the shareholders or allocated to the partial or total amortisation of the shares. Fully amortised shares shall be replaced by entitlement shares with the same rights as the former shares, with the exception of the right to reimbursement of capital.

The reserve fund or funds may also be incorporated into the share capital.

Dividends are payable at the times and places determined by the Executive Management within a maximum of nine months from the end of the financial year unless this time period is extended by a court of law.

27 - DISSOLUTION OF THE COMPANY

At the end of the Company's lifetime or in the event of early dissolution, the General Meeting decides on the winding-up procedure and appoints one or several liquidators, whose powers are defined by the Meeting and who carry out their responsibilities in accordance with the applicable laws.

Any winding-up dividend is distributed amongst the shareholders.

General Legal Information

OVERVIEW OF THE GROUP

Hermès International is the Group's parent company. Its purpose is:
- to define the Group's strategy and its focuses for development and diversification;
- to oversee the operations of its subsidiaries and to provide corporate, financial, legal and commercial assistance (advertising and public relations);
- to manage the Group's real estate assets;
- to protect and defend its trademarks, designs, models, and patents;
- to maintain a documentation centre and make it accessible to the subsidiaries; and
- to ascertain the consistency of style and image of each brand name and, for this purpose, to design and produce publications designed to support the various business activities.

Hermès International derives its funds from:
- dividends received from subsidiaries; and
- royalties from trademarks, licensed exclusively to Group subsidiaries, to wit, Hermès Sellier, Comptoir Nouveau de la Parfumerie, Compagnie des Arts de la Table and La Montre Hermès (amounts received in 2006 are shown on page 160).

Hermès brands, which belong to Hermès International, are protected by trademarks in many countries, for all categories of products in each of the Group's business segments.

The scope of consolidation encompasses 91 subsidiaries and sub-subsidiaries.

CHARACTERISTICS

LEGAL FORM
Société en commandite par actions (partnership limited by shares) governed by French laws pertaining to business corporations.

COMPANY NAME
Hermès International.

REGISTERED OFFICE
24, rue du Faubourg-Saint-Honoré, 75008 Paris, tel.: +33 (0)1 40 17 49 20.

MAIN ADMINISTRATIVE OFFICE
Legal Department
18-20, place de la Madeleine, 75008 Paris.

COMMERCIAL AND COMPANY REGISTER
The Company is registered with the Paris Commercial and Company Register under number 572 076 396, APE code 741 J.

DATE CREATED
1 June 1938.

COMPANY DURATION
The Company will be dissolved automatically on 31 December 2090, unless it is dissolved previously or unless its duration is extended.

CORPORATE PURPOSE (ARTICLE 2 OF THE ARTICLES OF ASSOCIATION)
The Company's purpose, in France and in other countries, is:

- to acquire, hold, manage, and potentially to sell direct or indirect equity interests in any legal entity engaged in the creation, production and/or sale of quality products and/or services, and, in particular, in companies belonging to the Hermès Group;
- to provide guidance to the group it controls, in particular by providing technical assistance services in the legal, financial, corporate, and administrative areas;
- to develop, manage and defend all rights it holds to trademarks, patents, designs, models, and other intellectual or industrial property, and in this respect, to acquire, sell or license such rights;
- to participate in promoting the products and/or services distributed by the Hermès Group;
- to purchase, sell and manage all property and rights needed for the Hermès Group's business operations and/or for asset and cash management purposes; and
- more generally, to engage in any business transaction of any kind whatsoever in furtherance of the corporate purpose.

FINANCIAL YEAR (ARTICLE 25 OF THE ARTICLES OF ASSOCIATION)

Commencing on 1 January and ending on 31 December.

APPROPRIATION OF PROFITS (ARTICLE 26 OF THE ARTICLES OF ASSOCIATION)

The General Meeting approves the financial statements for the past year and duly notes the amount of distributable profits.

The Company pays 0.67% of the distributable profits to the active partners, at the time and place designated by the Executive Management, within nine months at most after the end of the financial year.

The active partners distribute this sum amongst themselves as they see fit.

The remaining distributable profits revert to the shareholders. The Ordinary General Meeting decides on the appropriation of distributable profits, on the Supervisory Board's recommendation.

On the Supervisory Board's recommendation, the General Meeting may grant to each shareholder an option to receive payment for all or part of the dividend or interim dividend in cash or in shares, under the conditions laid down by law.

On the Supervisory Board's recommendation, the General Meeting may decide to draw from the balance of profits reverting to the shareholders the sums it deems appropriate to be allocated to shareholders' retained earnings or to be appropriated to one or more extraordinary, general or special reserve funds, which do not bear interest, and to which the active partners as such have no rights.

On the unanimous recommendation of the active partners, the reserve fund or funds may, subject to approval by the Ordinary General Meeting, be distributed to the shareholders or allocated to the partial or total amortisation of the shares. Fully amortised shares shall be replaced by entitlement shares with the same rights as the former shares, with the exception of the right to reimbursement of capital.

The reserve fund or funds may also be incorporated into the share capital.

Dividends are payable at the times and places determined by the Executive Management within a maximum of nine months from the end of the financial year, unless this time period is extended by a court of law.

OWNERSHIP THRESHOLD DISCLOSURE (ARTICLE 11 OF THE ARTICLES OF ASSOCIATION)

When the shares are officially listed on an organised exchange or a financial instruments market that admits for trading shares that may be registered with an authorised intermediary under the conditions set forth in Article L 211-4 of the Code Monétaire et Financier, any natural or legal person, acting alone or jointly, coming into possession, in any manner whatsoever, within the meaning of Articles L 233-7 *et seq.* of the Code de Commerce, of a number of shares representing 0.5% of the share capital and/or of the voting rights in general meetings, or any multiple of this percentage, at any time and even after moving beyond any of the legal thresholds covered by Article L 233-7 *et seq.* of the Code de Commerce, is required to disclose to the Company the total number of shares it owns by sending a notice by registered post, return receipt requested to the registered office within five days from the date it has exceeded one of these thresholds.

Such disclosure must also be made, under the same conditions as those provided above, whenever the percentage of share capital and/or voting rights held falls below one of the aforesaid thresholds.

In the event of failure to comply with the above requirements, the shares exceeding the threshold which is subject to disclosure shall be disqualified from voting. In the event of an adjustment, the corresponding voting rights may be exercised only until the expiration of the period stipulated by law and the applicable regulations.

Unless one of the thresholds covered by the aforesaid Article L 233-7 is exceeded, this sanction shall be applied only at the request of one or several shareholders individually or collectively holding at least 0.5% of the Company's share capital and/or voting rights and duly recorded in the minutes of the General Meeting.

RIGHTS AND OBLIGATIONS ATTACHED TO THE SHARES - DOUBLE VOTING RIGHTS (ARTICLE 12.2 OF THE ARTICLES OF ASSOCIATION)

The shares are indivisible with regard to the Company. Co-owners of undivided shares must be represented with regard to the Company and at general meetings by one of them only or by a single representative. In the event of a disagreement, their representative shall be appointed by the Court at the request of the co-owner

who takes the initiative to refer this matter to the Court.
Each share shall give the holder the right to cast one vote at general meetings of shareholders.
However, double voting rights are allocated to:
• any fully-paid registered share which has been duly recorded on the books in the name of the same shareholder for a period of at least four years from the date of the first general meeting following the fourth anniversary of the date when the share was registered on the books; and
• any registered share allotted for no consideration to a shareholder, in the event of a capital increase effected by capitalisation of sums in the share premium, reserve or retained earnings accounts, in proportion to any existing shares which carry double voting rights.
Double voting rights are automatically eliminated under the conditions stipulated by law, to wit, for any share that has been converted to a bearer share or that has been transferred, save in the case of transfers from one registered shareholder to another arising upon inheritance or a gift from one family member to another.
Double voting rights were instituted by the shareholders at the Extraordinary General Meeting of 27 December 1990.
Voting rights attached to the shares are exercised by the bare owners at all general meetings (ordinary, extraordinary or special meetings), save for decisions regarding the appropriation of net income, in which case the beneficial owner shall exercise the voting rights. (Appropriation approved by the Extraordinary General Meeting of 6 June 2006.)

Each share gives the holder a right of ownership in the Company's assets, its profits, and any winding-up surplus, in proportion to the percentage of ownership it represents.
All shares are of equal par value and are identical in all respects, except with respect to the date on which they are eligible for the dividend.
Ownership of a share automatically entails compliance with the Company's Articles of Association and with resolutions duly adopted by the General Meeting of shareholders.
Whenever ownership of a certain number of shares is required in order to exercise any right whatsoever, owners of single shares, or with an insufficient number of shares, may only exercise such rights if they personally arrange to consolidate their shares, or arrange for the purchase or sale of a sufficient number of shares.

IDENTITY OF OWNERS OF BEARER SECURITIES (ARTICLE 9.2 OF THE ARTICLES OF ASSOCIATION)

The Company may, at any time, in accordance with the applicable laws and regulations, request from the securities clearing organisation (Euroclear) information to enable it to identify the owners of securities giving immediate or future rights to vote at general meetings, as well as the number of securities held by each such owner and any restrictions that may apply to the securities.
Hermès International ordinarily exercises this option once each year, as of 31 December.

COMPANY OPERATION

The Company was converted into a *société en commandite par actions* (partnership limited by shares) by a decision of the Extraordinary General Meeting held on 27 December 1990, in order to preserve its identity and culture and thus ensure its sustainability over the long term, in the interests of the Group and all shareholders.
The rules governing the operation of a *société en commandite par actions* are the following:
• the active partner or partners, who carry on the business, are jointly and severally liable for all the Company's debts, for an indefinite period of time;
• the limited partners (shareholders), who contribute capital, are liable in this capacity only up to the amount of their contribution;
• the same party may be both an active partner and a limited partner;
• one or more Executive Chairmen, selected from among the active partners or from outside the Company, are chosen to manage the Company; the first Executive Chairman (or chairmen) is appointed by the Articles of Association;
• the Supervisory Board is appointed by the Ordinary General Meeting of shareholders (active partners, even if they are also limited partners, cannot vote on their appointment). The first members of the Supervisory Board are appointed by the Articles of Association.

OPERATION OF HERMÈS INTERNATIONAL

a - Executive Management of Hermès International

The Company is administered by two Executive Chairmen:

– Émile Hermès SARL, which was appointed by a resolution approved by the active partners, on the considered recommendation of the Supervisory Board, dated 14 February 2006 (appointment effective as of 1 April 2006);

– Mr Patrick Thomas, who was appointed by a resolution approved by the active partners, on the considered recommendation of the Supervisory Board, dated 15 September 2004.

• Nomination and revocation of Executive Chairmen (Articles 15.2 and 15.3 of the Articles of Association)

15.1 - The Company is administered by one or two Executive Chairman or Chairmen, who may be but are not required to be active partners in the Company. If there are two Executive Chairmen, any provision of these Articles of Association mentioning "the Executive Chairman" shall apply to each Executive Chairman. The Executive Chairmen may act jointly or separately. The Executive Chairman may be a natural person or a legal person, which may be but is not required to be an active partner.

15.2 - The Executive Chairmen's term of office is open-ended.

During the Company's lifetime, the power to appoint an Executive Chairman is exclusively reserved for the active partners, acting on the Supervisory Board's recommendation. Each active partner may act separately in this respect.

15.3 - The appointment of an Executive Chairman is terminated in case of death, disability, legal prohibition, receivership, or bankruptcy; if the appointment is revoked; if the Executive Chairman resigns; or when the Executive Chairman reaches 75 years of age.

The Company shall not be dissolved if an Executive Chairman's appointment is terminated for any reason whatsoever.

An Executive Chairman who wishes to resign must notify the active partners and the Supervisory Board thereof at least six months in advance, by registered post, unless each of the active partners, after soliciting the opinion of the Supervisory Board, has agreed to reduce this notice period.

An Executive Chairman's appointment can be revoked only by an active partner, acting on the Supervisory Board's considered recommendation. In the event that the Supervisory Board recommends against revocation, the active partner in question must suspend its decision for a period of at least six months. At the end of this period, if it persists in its wish to revoke the appointment of the Executive Chairman in question, that active partner must again solicit the opinion of the Supervisory Board, and once it has obtained a favourable recommendation from the Board, it may revoke the appointment of that Executive Chairman.

At the Combined General Meeting of 5 June 2007, the shareholders will be asked to amend these provisions as follows:

15.3 - The appointment of an Executive Chairman is terminated in case of death, disability, legal prohibition, or due to the initiation of insolvency, receivership or compulsory liquidation proceedings against that Executive Chairman; if the appointment is revoked; if the Executive Chairman resigns; or when the Executive Chairman reaches 75 years of age.

The Company shall not be dissolved if an Executive Chairman's appointment is terminated for any reason whatsoever.

An Executive Chairman who wishes to resign must notify the active partners and the Supervisory Board thereof at least six months in advance, by registered post, unless each of the active partners, after soliciting the opinion of the Supervisory Board, has agreed to reduce this notice period.

An Executive Chairman's appointment can be revoked only by an active partner, acting on the Supervisory Board's considered recommendation. In the event that the Supervisory Board recommends against revocation, the active partner in question must suspend its decision for a period of at least six months. At the end of this period, if it persists in its wish to revoke the appointment of the Executive Chairman in question, that active partner must again solicit the opinion of the Supervisory Board, and once it has obtained a favourable recommendation from the Board, it may revoke the appointment of that Executive Chairman.

• Powers of the Executive Chairmen (Article 16 of the Articles of Association)

Each Executive Chairman is invested with the broadest of powers to act on the Company's behalf, in all cir-

cumstances. Each Executive Chairman shall exercise these powers within the scope of the corporate purpose and subject to those powers expressly granted by law to the Supervisory Board and to General Meetings of shareholders.

• Remuneration of the Executive Management (Article 17 of the Articles of Association)

The Executive Chairman (or, where there is more than one, each Executive Chairman) shall have the right to receive remuneration fixed by the Articles of Association and, potentially, additional remuneration, the maximum amount of which shall be determined by the Ordinary General Meeting, with the approval of the active partner or, if there are several active partners, with their unanimous approval. Under the terms of the Articles of Association, the gross annual remuneration of the Executive Chairman (or, where there is more than one, of each Executive Chairman) for the year shall not be more than 0.20% of the Company's consolidated income before tax for the previous financial year.

However; if there are more than two Executive Chairmen, the combined total gross annual remuneration of all Executive Chairmen shall not be more than 0.40% of the Company's consolidated income before tax for the previous financial year. Within the maximum amounts set forth herein, the Management Board of the active partner Émile Hermès SARL shall determine the effective amount of the annual remuneration of the Executive Chairman (or, where there is more than one, of each Executive Chairman).

After unanimous approval by the active partners, the Ordinary General Meeting of 31 May 2001 decided to allocate to the Executive Chairman (or, where there is more than one, to each Executive Chairman) gross annual remuneration in addition to the remuneration in a maximum amount of €457,347.05. This ceiling is indexed each year, but can only be adjusted upwards. Since 1 January 2002, this amount has been indexed to growth in the Company's consolidated sales for the previous financial year, at constant exchange rates and on the same scope of consolidation, by comparison with sales for the next-to-last financial year. The Management Board of Émile Hermès SARL, active partner, sets the effective amount of the annual additional remuneration payable to the Executive Chairman (or, where there is more than one, to each Executive Chairman) within the limits of the ceiling defined herein.

b - Supervisory Board of Hermès International (summary of Articles 18 to 22 of the Articles of Association)

The Company is governed by a Supervisory Board consisting of three to fifteen members selected from among shareholders who are not active partners, legal representatives of an active partner, or Executive Chairmen, and who have offered to serve in that capacity.

Supervisory Board members are appointed by the Ordinary General Meeting of shareholders.

All Supervisory Board appointments are renewed every three years during the Ordinary General Meeting.

The appointments of Supervisory Board members can be revoked by a resolution adopted by the General Meeting only for cause, on the joint recommendation of the active partners, acting by unanimous consent, and the Supervisory Board.

The Supervisory Board exercises ongoing control over the Company's management. For this purpose, it has the same powers as the Statutory Auditors and receives the same documents as the Auditors, at the same time as the Auditors.

In addition, the Executive Management must submit to the Supervisory Board a detailed report on the Company's operations at least once a year.

The Supervisory Board submits to the active partners for their consideration its considered recommendation on the nomination of any Executive Chairman of the Company and, in case of an Executive Chairman's resignation, on reducing the notice period.

Each year, the Supervisory Board determines the proposed appropriation of net income to be submitted to the General Meeting.

The Supervisory Board approves or rejects any proposed new wording of certain clauses of the Articles of Association of Émile Hermès SARL by a three-quarters majority of members present or represented.

The active partner must consult the Supervisory Board prior to making any decision on the following matters:
- strategic options;
- consolidated, operating and investment budgets; and
- proposals to the General Meeting to distribute share premiums, reserves and retained earnings.

Each year, the Supervisory Board presents to the annual Ordinary General Meeting of shareholders a report in which it comments on the Company's management and draws attention to any inconsistencies or inaccuracies identified in the financial statements for the year.

The Supervisory Board may convene a general meeting of shareholders whenever it deems this appropriate.

The functions exercised by the Supervisory Board do not entail any interference with the Executive Management, or any liability arising from the management's actions or from the results of such actions.

The Supervisory Board meets when convened by its Chairman or by the Executive Management, whenever required for the Company's best interest but no less

than twice per year, at the Company's registered office or at any other place specified in the notice of meeting. Notices are served by any means providing legally valid proof in business matters, at least seven business days before the meeting. This period of time may be shortened by unanimous consent of the Chairman or a Vice-Chairman of the Supervisory Board, the active partners and the Executive Management.

Any member of the Supervisory Board may give a proxy to one of his colleagues to represent him at a Board meeting, by any means providing legally valid proof in business matters. Each member may hold only one proxy during a given meeting. These provisions are applicable to the permanent representative of a legal entity that is a member of the Supervisory Board.

The Supervisory Board is duly convened only if a quorum consisting of at least half of its members is present or represented.

Resolutions are adopted by a majority of the votes of members present or represented. However, the Supervisory Board must approve or reject any proposed new wording of certain clauses of the Articles of Association of Émile Hermès SARL by a three-quarters majority of members present or represented.

The Executive Management must be convened to Supervisory Board meetings and may attend such meetings, but it does not have the right to participate in the discussion and to vote.

The deliberations of the Supervisory Board are recorded in minutes, which are entered in a special initialled register and signed by the Chairman and the secretary.

c - General Meetings of Hermès International (Article 24 of the Articles of Association)

24.1 - General meetings are convened under the conditions laid down by law.

They are held at the registered office or at any other place specified in the notice of meeting.

24.2 - The right to participate in general meetings is subordinated to the shareholder's registration in the Company's books or by the shareholder's filing, at the place specified in the notice of meeting, the certificate evidencing the unavailability of his bearer shares, at least three business days before the date of the meeting. All proxies must also be filed at the same place, within the same period of time.

Persons invited by the Executive Management or by the Chairman of the Supervisory Board may also attend general meetings.

The active partners may attend general meetings of shareholders. Active partners that are legal entities are represented by a legal representative or by any person, shareholder or otherwise, designated thereby.

24.3 - General meetings are chaired by the Chairman of the Supervisory Board or, in his absence, by one of the Vice-Chairmen of the Board, or in their absence, by an Executive Chairman.

24.4 - The ordinary and extraordinary general meetings, duly convened in accordance with the conditions specified by law, carry out their responsibilities in accordance with the law.

24.5 - Except for resolutions pertaining to the nomination and revocation of Supervisory Board members, the nomination and revocation of the Statutory Auditors, the appropriation of net profit for the year and the approval of related-party agreements that are subject to shareholders' approval, no resolution adopted by the General Meeting shall be valid unless it is approved by the active partners no later than at the end of the General Meeting that voted on the relevant resolution.

The Company's Executive Management has all powers duly to record of such approval.

At the Combined General Meeting of 5 June 2007, the shareholders will be asked to amend these provisions as follows:

24.1 - General meetings are convened under the conditions laid down by law.

They are held at the registered office or at any other place specified in the notice of meeting.

24.2 - The right to participate in general meetings is subordinated to registered shares being entered in the Company's register or bearer shares being registered in a securities account opened with an authorised financial intermediary, no later than three business days before the date of the meeting (before 12:00 a.m., Paris time.

Shareholders owning bearer shares must obtain an admittance certificate from the authorised financial intermediary evidencing the registration of their shares, which is attached to the postal vote or proxy form.

Shareholders may vote by mail or by proxy; postal vote and proxy forms must be received by the Company no later than three days before the date of the meeting.

Persons invited by the Executive Management or by the Chairman of the Supervisory Board may also attend general meetings. The active partners may attend general meetings of shareholders. Active partners that are legal entities are represented by a legal representative or by any person, shareholder or otherwise, designated thereby.

24.3 - General meetings are chaired by the Chairman of the Supervisory Board or, in his absence, by one of the Vice-Chairmen of the Board, or in their absence,

by the Executive Chairman.

24.4 - The ordinary and extraordinary general meetings, duly convened in accordance with the conditions specified by law, carry out their responsibilities in accordance with the law.

24.5 - Except for resolutions pertaining to the nomination and revocation of Supervisory Board members, the nomination and revocation of the Statutory Auditors, the appropriation of net income for the year and the approval of related-party agreements that are subject to shareholders' approval, no resolution adopted by the general meeting shall be valid unless it is approved by the active partners no later than at the end of the general meeting that voted on the relevant resolution.

The Company's Executive Management has all powers duty to record of such approval.

d - Partners in Hermès International

The Company has two classes of partners:

– shareholders, who are "limited partners";

– active partners (since 1 April 2006, there has been only one active partner: Émile Hermès SARL).

OPERATION OF ÉMILE HERMÈS SARL, ACTIVE PARTNER

Émile Hermès SARL is a *société à responsabilité limitée à capital variable* (limited company with variable capital). Its partners are the direct descendants of Émile-Maurice Hermès and his wife. The Company's Executive Chairman is Mr Jean-Louis Dumas, a grandson of Émile-Maurice Hermès. The Company is governed by a Management Board.

The Company was created on 2 November 1989. It is registered with the Paris Commercial and Company Register under number 352 258 115 Paris. Its registered office is located at 23, rue Boissy-d'Anglas, 75008 Paris, France.

The authorised share capital is €343,840 and the statutory share capital at 31 December 2006 was €83,488.

It is divided into 5,218 shares with a par value of €16 each. As at 31 December 2006, Émile Hermès SARL had total assets of €6,262,174.21 including net income of €1,375,107.45 for the year then ended.

• Corporate purpose

The Company's sole purpose is:

– to serve as active partner and, if applicable, as Executive Chairman of Hermès International;

– potentially to own an equity interest in Hermès International; and

– to carry out all transactions in view of pursuing and accomplishing these activities and to ascertain that any liquid assets it may hold are appropriately managed.

Only the following may be partners in the Company:

– descendants of Mr Émile-Maurice Hermès and his wife, *née* Julie Hollande; and

– their spouses, but only as beneficial owners of the shares.

In the light of the Company's purpose, no person shall be a partner if, for each share he owns in the Company, he does not have on deposit in the corporate accounts:

– a number of non-dismembered Hermès International shares unencumbered by any liens or commitments to third parties equal to 9,000 (nine thousand);

– or the beneficial or legal ownership of a number of Hermès International shares unencumbered by any liens or commitments to parties equal to 18,000 (eighteen thousand).

• Powers

In accordance with Article 14-5 of the Articles of Association, it is company policy that the Executive Chairman of Émile Hermès shall act in accordance with the Management Board's recommendations in exercising the following powers:

– nomination and revocation of the Executive Management of Hermès International, on the considered recommendation of that company's Supervisory Board;

– on the Supervisory Board's recommendation:

• defining Hermès International's strategic options,

• determining the consolidated operating and investment budgets of Hermès International,

• deciding on any proposal to the General Meeting of Hermès International pertaining to the appropriation of share premiums, reserves or retained earnings;

– formulating recommendations to the Executive Management of Hermès International on all issues of general interest for the Group;

– authorising any loans of Hermès International whenever the amount of such loans exceeds 10% of the amount of the consolidated net worth of the Hermès Group, as determined based on the consolidated finan-

cial statements drawn up from the latest approved accounts (the "net worth");
- authorising any sureties, endorsements or guarantees and any pledges of collateral and encumbrances on the property of Hermès International, whenever the claims guaranteed amount to more than 10% of the "net worth";
- authorising the creation of any company or the acquisition of an interest in any commercial, industrial, financial, movable or immovable property, or any other operation, in any form whatsoever, whenever the amount of the investment in question is more than 10% of the "net worth"; and
- approving the resolutions adopted by the General Meeting of Hermès International except those relating to the nomination and revocation of members of the Supervisory Board of Hermès International, the nomination and revocation of the Statutory Auditors, the appropriation of net profits for the year and the approval of related-party agreements that are subject to approval by the shareholders.

The Management Board shall adopt resolutions by a simple majority of members present or represented. In the event of a tie, the Executive Chairman shall cast the deciding vote.

• Joint Council

The Executive Management of Hermès International or the Chairman of the Supervisory Board of Hermès International shall convene a joint council meeting of the Company's Management Board and of Hermès International's Supervisory Board whenever they deem it appropriate.

The joint council is an institution designed to enable broad collaborative efforts between the active partners' Management Board, an internal body with a need to know the main aspects of Hermès International's management, and the Supervisory Board, which is appointed by shareholders.

The joint council has knowledge of all matters that it addresses or that are submitted thereto by the party who convened the conference, but does not, in the decision-making process, have the right to act as a substitute for those bodies to which such powers are ascribed by law or by the Articles of Association of the Company and of Émile Hermès SARL. The joint council of the Management Board and Supervisory Board does not in itself have decision-making powers as such. It acts exclusively as a collaborative body.

At their discretion, the Management Board and Supervisory Board of Hermès International may make all decisions or issue all recommendations within their jurisdiction in a joint council meeting.

DOCUMENTS ON DISPLAY

During the life of this Annual Report, the shareholders may consult the following documents relating to Hermès International, or a copy of such documents, at the Company's main administrative office, preferably by appointment:

- the Company's Articles of Association;
- the Annual Reports for the two previous years.

SHAREHOLDER INFORMATION

Shareholders may obtain information on the Hermès Group by contacting:

Mr Lionel Martin-Guinard
Deputy Finance Manager
Hermès International
24, rue du Faubourg-Saint-Honoré, 75008 Paris.
Tél.: +33 (0)1 40 17 49 26 – Fax: +33 (0)1 40 17 49 54
e-mail: lionel.martin.guinard@hermes.com

Financial information website:
www.hermes-international.com

Persons Responsible

PERSONS RESPONSIBLE FOR INFORMATION CONTAINED IN THE SHELF-REGISTRATION DOCUMENT

Mr Patrick Thomas, Executive Chairman

DECLARATION BY PERSONS RESPONSIBLE FOR THE SHELF-REGISTRATION DOCUMENT

To the best of my knowledge, having taken all reasonable care to ensure that such is the case, I hereby certify that the information contained in this shelf-registration document is in accordance with the facts and contains no omission likely to materially affect its import.

I have obtained a letter from the Statutory Auditors certifying that they have verified the financial and accounting information provided in this shelf-registration document and that they have read the document as a whole.

Paris, 23 April 2007
The Executive Chairman
Patrick Thomas

Auditors

PRINCIPAL STATUTORY AUDITORS

Deloitte & Associés
185, avenue Charles-de-Gaulle
92200 Neuilly-sur-Seine
Represented by Mr David Dupont-Noel
First appointed at the Annual General Meeting of 20 December 1982.
Term of appointment expires at the Annual General Meeting convened to approve the 2010 accounts.
Member, Compagnie Régionale des Commissaires aux Comptes de Versailles.

Didier Kling & Associés
41, avenue de Friedland
75008 Paris
Represented by Messrs Didier Kling and Christophe Bonte
First appointed at the Annual General Meeting of 31 May 1999.
Term of appointment expires at the Annual General Meeting convened to approve the 2010 accounts.
Member, Compagnie Régionale des Commissaires aux Comptes de Paris.

ALTERNATE AUDITORS

BEAS
7/9 villa Houssay,
92524 Neuilly-sur-Seine
First appointed at the Annual General Meeting of 2 June 2005.
Term of appointment expires at the Annual General Meeting convened to approve the 2010 accounts.

Mr Gérard Noël
11, rue Eugène-Gonon
77000 Melun
First appointed at the Annual General Meeting of 31 May 1999.
Term of appointment expires at the Annual General Meeting convened to approve the 2010 accounts.
(Formerly principal Statutory Auditor from 30 April 1969 until 31 May 1999.)
Resigned during 2006.

The Principal Statutory Auditors and Alternate Auditors serve for a term of six years.

INFORMATION ON FEES PAID TO AUDITORS AND ADVISORS

Fees paid to the statutory auditors and to members of their networks in 2006 are broken down as follows:

in millions of euros

	Réseau Deloitte				Didier Kling & Associés			
	2006	Alloc.	2005	Alloc.	2006	Alloc.	2005	Alloc.
Auditing								
Auditing of accounts	1.1	88%	1.1	91%	0.1	100%	0.1	100%
– Hermès International (parent company)	*0.2*	*19%*	*0.3*	*25%*	*0.1*	*72%*	*0.1*	*100%*
– Fully-consolidated subsidiaries	*0.9*	*69%*	*0.8*	*66%*	*nm*	*28%*	–	–
Other legal and related engagements	0.1	8%	0.0	0%	–	–	–	–
– Hermès International (parent company)	*0.0*	*2%*	*0.0*	*0%*	–	–	–	–
– Fully-consolidated subsidiaries	*0.1*	*6%*	*0.0*	*0%*	–	–	–	–
Sub-total	*1.2*	*96%*	*1.1*	*91%*	*0.1*	*100%*	*0.1*	*100%*
Other services								
Legal, tax and labour matters	nm	4%	0.1	9%	–	–	–	–
Sub-total	*nm*	*4%*	*0.1*	*9%*	–	–	–	–
TOTAL	**1.2**	**100%**	**1.2**	**100%**	**0.1**	**100%**	**0.1**	**100%**

nm: not material.

The imbalance between the two audit firms is due to the fact that Deloitte is in charge of auditing for nearly all of the Hermès Group's foreign subsidiaries.

Cross-reference table

The following table cross-references this document with the main headings required under EC regulation 809/2004 enacting the terms of the European Parliament's "Prospectus" directive (2003/71/EC).
Items that are not applicable to Hermès International are marked "N/A".

Information incorporated by reference

Pursuant to article 28 of EC regulation No. 809-2004 of 29 April 2004, this shelf-registration document incorporates by reference the following information by reference, to which the reader is invited to refer:

– for the year ended 31 December 2005: the consolidated financial statements, showing the quantitative impact of the transition to International Financial Reporting Standards (IFRS) and the rules for first-time adoption of IFRS together with the parent company financial statements and the statutory auditors' reports thereon, which appear on pages 71 to 130, 185 to 203, and 207 and 208, respectively, of the shelf-registration document filed with the Autorités des Marchés Financiers on 27 April 2006 under number R06-041;

– the reconciliations between the 2004 financial statements under French GAAP and IFRS, which appear on pages 117 to 130 of the shelf-registration document filed with the Autorités des Marchés Financiers on 27 April 2006 under number R06-041;

– for the year ended 31 December 2005: the consolidated financial statements and statutory auditors' report thereon, which appear on pages 131 to 156 and page 157, respectively, of the shelf-registration document filed with the Autorités des Marchés Financiers on 27 April 2006 under number R06-041;

All other information incorporated by reference into this shelf-registration document is replaced or updated by the information contained herein. This shelf-registration document may be consulted under the conditions described on page 198 herein, under the heading "Documents on Display".

AN ÉDITIONS HERMÈS® PUBLICATION.
PRINTED IN FRANCE.

END